IMPERIAL METALS CORPORATION

May 28, 2003


03022490

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We refer to the recent addition of Imperial Metals Corporation to the list of foreign private issuers pursuant to Rule 12g3-2(b) and furnish to the Commission copies of the following documents since our initial submission:

1. Imperial Metals Corporation News Releases *(dated 2002/04/25 to 2003/05/23)*
2. Imperial Metals Corporation Quarterly Reports *(for period ending 2002/03/31, 2002/06/30, 2002/09/30, 2003/03/31)*
3. Material Change Reports *(dated 2002/11/28, 2003/01/06, 2003/01/21, 2003/02/17)*
4. Annual Information Form *(dated 2002/11/11 and 2003/05/01)*
5. Technical Report – Review of the Huckleberry Mine, British Columbia *(dated August 30, 2002)*
6. Technical Report – Feasibility Study: Springer and Bell Pits – Mount Polley Mine, British Columbia *(dated August 30, 2002)*
7. Technical Report on Sterling Property, Nevada *(dated October 9, 2002)*
8. Rights Offering *(dated 2002/12/20)*
9. 2002 Annual Report, Information Circular dated May 1, 2003, Form of Proxy and Return Card
10. Form 16, Annual Report, as per Company Act of British Columbia *(dated 2003/03/12)*
11. Form 4, Notice to Change Office, as per Company Act of British Columbia *(dated 2002/11/08)*
12. Form 8/9, Notice of Directors as per Company Act of British Columbia *(for change effective 2001/02/07 and 2002/03/07)*
13. Toronto Stock Exchange Form 1 – Change in Outstanding & Reserved Securities *(dated 2002/07/10, 2002/08/08, 2002/08/30, 2002/11/15, 2003/02/10, 2003/03/05, 2003/04/08, 2003/05/05)*
14. Toronto Stock Exchange Form 6 – Distribution of Securities *(dated 2003/05/15)*

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

15. Toronto Stock Exchange Form 7 – Mining/Oil & Gas Company Report – Expenditures Information *(dated 2003/05/15)*

We trust this is satisfactory. Should you have any questions, please contact me.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosures

cor\sec 03 filings

82-34714

IMPERIAL METALS CORPORATION



NEWS RELEASE

Reorganization Nearing Completion

Vancouver (April 25, 2002) – The reorganization of Imperial Metals Corporation (the "Company") as outlined in the Company's Information Circular dated January 18, 2002 is nearing completion.

The Company has divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets were retained in the Company, which was renamed IEI Energy Inc. ("IEI"). All of the Company's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that has now been renamed Imperial Metals Corporation ("New Imperial").

The common shares of the Company have been consolidated on the basis of one common share for each 10 common shares. The shareholders of the Company are entitled to receive one common share of IEI and one common share of New Imperial for each one common share of the Company, after consolidation. Shares held in brokerage accounts will be automatically exchanged. Shares registered in the name of a shareholder must be submitted to Computershare for exchange, as outlined in the Letter of Transmittal mailed to shareholders on February 6, 2002. A copy of the Letter of Transmittal can be obtained through the website www.sedar.com.

Effective at the open today, the new common shares of Imperial Metals Corporation will be listed and posted for trading on the Toronto Stock Exchange under the symbol "III".

IEI has made application for listing on the TSX Venture Exchange (CDNX).

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Shares Acquired for Investment Purposes

Vancouver (April 30, 2002) – Imperial Metals Corporation ("Imperial") (III-T), IEI Energy Inc. ("Energy") and N. Murray Edwards announced today that the previously announced Plan of Arrangement ("Plan") of Imperial has closed. As a result of the Plan, Mr. Edwards directly or indirectly, through wholly owned companies, acquired an additional 3,745,556 common shares of each of Imperial and Energy. Mr. Edwards now holds 5,581,056 common shares indirectly through wholly owned companies, and 349,277 common shares directly of each Imperial and Energy. Mr. Edwards indicated that the acquisitions were for investment purposes and that he may acquire additional common shares of Imperial and Energy from time to time depending on market conditions.

-30-

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for First Quarter 2002

Vancouver (May 31, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the three months ended March 31, 2002 and March 31, 2001 as summarized below:

(unaudited)	**March 31, 2002**	**March 31, 2001**
Revenues	$13,378,000	$22,521,000
Net Loss	$(2,478,000)	$(2,650,000)
Net Loss Per Share	$(0.17)	$(0.33)
Cash Flow	$9,000	$2,496,000
Cash Flow Per Share	$0.00	$0.31

The Company commenced operations on January 1, 2002 after acquiring the Metals business of IEI Energy Inc. (formerly Imperial Metals Corporation) pursuant to the reorganization of that company under a Plan of Arrangement. The comparative financial information presented above has been prepared on a proforma basis and includes the retroactive effect of certain accounting changes.

Sterling Property

The recent discovery of high-grade gold mineralization at the Company's Sterling Project in southwestern Nevada in the 144 Zone represents a totally new setting for gold deposition on this property. The discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69m) of 0.44 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.7m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213m) below surface and some 300 feet (91m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

The 144 Zone mineralization is the first of its type discovered at Sterling. Past mining on the property took place at the contact between Wood Canyon siltstones and the Bonanza King dolomites. These deposits were characterized by lithologic and structural control and were typically small and irregular in form. The new discovery draws comparisons with several of the high-grade deposits on the Carlin trend in north-central Nevada, where gold mineralization is breccia hosted and/or spatially related to vertical structures. In addition to the Reudy Fault, the 144 Zone discovery has rekindled exploration interest in several other major structures on the property.

Follow up exploration will entail surface rotary/core drilling to expand the area of known mineralization and increase confidence in the gold grades. With appropriate encouragement from the surface program, a declined drift will be developed to the target area, with follow-up underground drilling on a tight grid.

Sterling is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres and are 100% owned by Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial Metals Corporation. The claims are subject to a 2.25 Net Smelter Return. Sterling operated as an open pit and later as underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with average gold grade of 0.217 oz/ton gold. Sterling is permitted for exploration.

.../2

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Huckleberry Mine
Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three months ended March 31, 2002 are summarized below:

	March 31, 2002
Ore milled (tonnes)	1,823,771
Ore milled per calendar day (tonnes)	20,264
Ore milled per operating day (tonnes)	21,773
Grade (%) – Copper	.512
Grade (%) – Molybdenum	.019
Recovery (%) – Copper	94.00
Recovery (%) – Molybdenum	68.15
Copper produced (lbs)	19,359,963
Molybdenum produced (lbs)	511,779

Mount Polley Mine
Mining and milling operations at the 100% owned Mount Polley copper-gold mine were suspended in September 2001 because of low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

- 30 -

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Drilling to Commence at Sterling

Vancouver (June 20, 2002) - Imperial Metals Corporation (III:TSX) is pleased to announce the commencement of follow-up exploratory drilling at the company's 100% owned Sterling gold mine property in southwestern Nevada.

The program will test the extent and continuity of the recently discovered high-grade gold mineralization in the 144 Zone using a combined rotary and diamond drilling technique.

The 144 Zone is proximal to a high-angle structure and is characterized by advanced silicification and brecciation in a silty carbonate host, reminiscent of the large high grade Carlin trend orebodies. Discovery hole 01-7A intersected 33.5 metres (110 ft) grading 5.14 g/t (0.15 oz/t) gold, including 10.83 g/t (0.32 oz/t) over 6.1 metres (20 feet). Hole 01-9 intersected 13.5 metres (45 ft) grading 19.56 g/t (0.57 oz/t) gold including 35.41 g/t (1.03 oz/t) gold over 6.1 metres (20 ft). All drill samples were assayed by Bondar-Clegg in North Vancouver. All drill operations were carried out under the supervision of Dr. Chris Rees, P.Geo., who was designated as the Qualified Person.

The 144 Zone is centered approximately 213 metres (700 ft) below surface and some 91 metres (300 ft) below the lower most underground workings at the Sterling mine. With appropriate encouragement from surface drilling, the 144 Zone will be further tested and delineated with underground drilling following the development of a decline to the target area, which is open to depth and laterally.

The Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 1,254 hectares (3,099 acres). The claims are subject to a 2.25 Net Smelter Return. Sterling was operated as an open pit and later as an underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

-30-

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

NEWS RELEASE

Assay Results from Sterling Project

Vancouver (August 1, 2002) – Imperial Metals' (III:TSX) President, Pierre Lebel and Vice President, Exploration, Patrick McAndless announced today that the first hole of the current six-hole diamond drill program, on the 144 Zone at the Company's wholly owned Sterling property, has intersected 56.5 feet of 0.40 ounces of gold per ton. Full results of hole 02-18 are as follows:

Hole 02-18	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Assay results from the second and third drill holes are pending. This diamond drill program is expected to be completed within the next two weeks.

The program is intended to test areas within 100 feet of the discovery area. All holes are being drilled vertically, using HQ core, with rotary-drilled pre-collars that end well above the target depths. Hole 02-18 was collared approximately 30 feet (10 m) east of the high-grade intercept in last year's discovery hole 01-7A, which included 0.32 oz/t over 20 feet (10.83 g/t over 6.1 m).

The 144 Zone is centred along the Tertiary, high-angle, east-side-down Reudy fault. Mineralization is hosted in moderately north dipping brecciated and silicified, silty carbonates about 680 to 800 feet (205 to 245 m) below the surface. The highest grades are associated with steep, iron-oxide rich gouge zones and an altered dike contact. Quartz latite dikes, slightly older than the mineralization, appear to cut the Reudy fault and are believed to be related to a hydrothermal event.

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility. The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas.

-30-

For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration

82-34714

03 MAY 30 AM 7:21

IMPERIAL METALS CORPORATION

NEWS RELEASE

Further Encouraging Drill Results from Sterling

Vancouver (August 13, 2002) – Imperial Metals Corporation (III:TSX) is pleased to announce the results from the second and third holes drilled in the current exploration program at the Sterling Mine.

Hole 02-21, located between drill holes 01-7A and 01-09 intersected 47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09.

Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

The extension of the zone to the south is encouraging. Results of the final three holes in this program will be available for release within the next two weeks.

Detailed breakdown of results are as follows:

Hole 02-19	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-21	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility. The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas.

-30-

For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Successful Drill Program Completed at Sterling

Vancouver (August 20, 2002) – Imperial Metals Corporation (III:TSX) is pleased to report that all six holes recently drilled in the completed exploration program on the 144 Zone at Sterling returned significant gold intercepts.

Detailed results of all holes drilled in the six hole program are as follows:

*Hole 02-18**	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

*Hole 02-19**	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-20	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
and	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14

*Hole 02-21**	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

*[*previously announced drill results]*

Hole 02-22	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46

Hole 02-23	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

A drill hole location map can be viewed on Imperial's website www.imperialmetals.com.

The 144 Zone was discovered in 2001 with holes 01-7A and 01-09 which intersected 110 feet of 0.15 oz/t gold and 45 feet of 0.57 oz/t gold respectively. Initial follow up was delayed by difficult drilling conditions. All drill holes in the most recent program were vertical and drilled with a combination of rotary drilling to just above the top of the target zone and diamond drilling through the zone. Using this technique all drill holes reached the target depths and had satisfactory core recoveries.

Planning is underway for a third follow up program which will include 12 to 16 combination rotary/diamond drill holes.

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.

The Sterling property is located near Beatty, Nevada, 115 miles (185 km) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres (1,254 hectares). The claims are 100% owned by Imperial Metals Corporation subject to a 2.25% Net Smelter Return. Sterling was operated as an open pit and underground mine from 1980 to 1997. Gold was recovered using heap leach methods and production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

-30-

For further information contact:

Pierre Lebel, President or
Patrick McAndless, Vice President Exploration

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Second Quarter 2002

Vancouver (August 27, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the six months ended June 30, 2002 and June 30, 2001 as summarized below:

	Three Months Ended		**Six Months Ended**	
(unaudited)	**June 30 2002**	**June 30 2001**	**June 30 2002**	**June 30 2001**
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$13,049	$32,329	$26,427	$54,850
Operating Income (Loss)	$67	$(4,916)	$(2,885)	$(7,424)
Net Income (Loss)	$374	$(4,819)	$(2,374)	$(7,469)
Net Income (Loss) Per Share	$0.02	$(0.60)	$(0.15)	$(0.93)
Cash Flow	$(448)	$2,880	$(439)	$5,376
Cash Flow Per Share	$(0.03)	$0.36	$(0.03)	$0.67

The reduction in operating revenues is attributable to the suspension of the Mount Polley mine in September 2001.

Sterling

The Company is well on its way to achieving the objectives outlined in the first quarter report. In June, a six-hole exploratory drilling program commenced at the Company's 100% owned Sterling gold mine property in southwestern Nevada. The program was designed to test the extent and continuity of the recently discovered high-grade gold mineralization in the 144 Zone. All six holes returned significant gold intercepts. Detailed results were published in the Company's August 20, 2002 news release.

Huckleberry Mine

Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and six months ended June 30, 2002 are summarized below:

	Three Months Ended June 30, 2002	**Six Months Ended June 30, 2002**
Ore milled (tonnes)	1,689,230	3,513,001
Ore milled per calendar day (tonnes)	18,563	19,409
Ore milled per operating day (tonnes)	20,208	20,992
Grade (%) – Copper	0.532	0.522
Grade (%) – Molybdenum	0.012	0.016
Recovery (%) – Copper	85.0	89.6
Recovery (%) – Molybdenum	38.9	57.2
Copper produced (lbs)	16,838,135	36,198,099
Molybdenum produced (lbs)	175,009	686,788

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Mount Polley Mine
The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed. There is strong evidence from ongoing metallurgical work that metal recoveries from Springer pit ores can be improved for an earlier restart of the mine with better financial returns.

Property Sales and Joint Ventures
Efforts to realign the Company's asset base are beginning to yield tangible results. In May 2002 the Company sold the Goldstream mine for $500,000. Goldstream has been on care and maintenance since January 1996. After the end of the quarter, Imperial entered into agreements for the sale the Similco mine for $450,000. Similco has been on care and maintenance since November 1996. Similco's real estate holdings and its major mining equipment are not included in the sale package. Also after the end of the quarter, agreement in principle was reached on a farm-out of Imperial's Bronson Creek property.

Outlook
The Company has made significant progress in what remains a difficult environment for mining companies. Exploration results at Sterling have significantly increased the importance of this project as a potential company builder. Given the high quality of this discovery, Imperial's exploration focus will be on Sterling in the months to come.

- 30 -

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION


03 MAY 30
7:21

NEWS RELEASE

Imperial Acquires Nak Property Near Joss'alun

Vancouver (November 27, 2002) - Imperial Metals Corporation (TSX:III) is pleased to announce the acquisition, by way of staking, of a property adjacent to the Joss'alun showing in the Atlin Mining District of northwestern British Columbia. The *Nak Property* covers the on strike extension of favorable stratigraphy that hosts high-grade copper mineralization, discovered by BC Ministry of Energy and Mines (BCMEM) geologists while conducting regional mapping, as part of the joint federal and provincial Atlin Targeted Geoscience Initiative. The newly acquired ground is located 75 kilometres southeast of Atlin, approximately 110 km south of the Yukon border.

Mitch Mihalynuk of the BCMEM describes Joss'alun as "*...a series of stacked lenses of semi-massive chalcopyrite and lesser pyrite, which are hosted by a dominantly mafic volcaniclastic unit interpreted to have formed in a submarine setting.*"

"Deposit type and genesis are undetermined at this time."

"...mineralization disappears beneath the valley cover. However, blebs of chalcopyrite occur within mafic breccia at approximately the same stratigraphic level across the valley, about 1 km to the east-southeast."

The table below shows assay values for samples collected by BCMEM geologists following the discovery.

Sample Number	*Sample Type*	*Copper Assay (Cu%)*
MMI02-33-15	Grab	7.34
MMI02-34-6	Grab	10.15
MMI02-34-9	Grab	7.66
MMI02-34-10-1	90 cm chip	3.35
MMI02-34-10-2	35 cm chip	7.33

Imperial is currently planning an exploration program for the upcoming field season to assess the potential for discovery of a viable massive sulphide deposit.

A map is available on our website.

-30-

For further information contact:
Brian Kynoch, Senior Vice President or
Sabine Goetz, Investor Relations

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

82-34714.

NEWS RELEASE

Silver Standard to Purchase Silvertip Project in British Columbia

Vancouver (November 27, 2002) - Imperial Metals Corporation (TSX:III) has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. (TSX Venture:SSO). The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

Silvertip is located in northern British Columbia approximately 85 km (50 miles) southwest of Watson Lake, Yukon Territory.

The transaction remains subject to regulatory approval.

-30-

For further information contact:

Brian Kynoch, Senior Vice President
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6
Tel: 604.669.8959
Email: info@imperialmetals.com

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
999 West Hastings Street, Suite 1180
Vancouver, BC V6C 2W2
Tel: 604.484.8212
Toll Free: 888.338.0046
Email: invest@silverstandard.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Results for Third Quarter 2002

Vancouver (November 28, 2002) - Imperial Metals Corporation **(III:TSX)** reports comparative financial results for the three months and nine months ended September 30, 2002 and September 30, 2001 are summarized below:

	Three Months Ended September 30		**Nine Months Ended September 30**	
(unaudited)	**2002**	**2001**	**2002**	**2001**
(except per share amounts)	*(000's)*	*(000's)*	*(000's)*	*(000's)*
Revenues	$11,806	$34,870	$38,234	$89,720
Operating Loss	$4,741	$3,113	$7,626	$10,537
Net Loss	$10,121	$6,019	$12,496	$13,488
Net Loss Per Share	$0.64	$0.75	$0.79	$1.67
Cash Flow	$586	$1,641	$147	$7,017
Cash Flow Per Share	$0.04	$0.20	$0.01	$0.87

The reduction in operating revenue is attributable to the suspension of the Mount Polley mine in September 2001.

Exploration - Sterling (Nevada)
A geophysical survey will be carried out on the Sterling property in the fourth quarter in preparation of further drilling to expand the highly prospective 144 Zone. The most recent assays reported for the 144 Zone included 0.54 oz/t Au over 37 feet in hole 02-18 and 0.51 oz/t Au over 48 feet in hole 02-21.

The geophysical survey technique will be Natural Source Audio-Frequency Magneto Tellurics (NSAMT), which has been successful in detecting low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in Sterling type environments.

The 100% owned Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas.

Exploration - Nak Property (British Columbia)
Imperial has staked claims in the Atlin Mining District of northwestern British Columbia adjacent to the Joss'alun showing, which was discovered by BC Ministry of Energy and Mines (BCMEM) geologists while conducting regional mapping as part of the joint federal and provincial Atlin Targeted Geoscience Initiative.

The newly acquired claims, known as the Nak Property, are located 75 kilometres southeast of Atlin, approximately 110 kilometre south of the Yukon border.

The Joss'alun showing is described as a series of stacked lenses of semi-massive chalcopyrite and lesser pyrite, which are hosted by a dominantly mafic volcaniclastic unit interpreted to have formed in a submarine setting.

Assay values for samples collected by BCMEM geologists on the Joss'alun showing were:

Sample Number	*Sample Type*	*Copper Assay (Cu%)*
MMI02-33-15	Grab	7.34
MMI02-34-6	Grab	10.15
MMI02-34-9	Grab	7.66
MMI02-34-10-1	90 cm chip	3.35
MMI02-34-10-2	35 cm chip	7.33

Operations - Huckleberry Mine
Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and nine months ended September 30, 2002 are summarized as follows:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Ore milled (tonnes)	1,884,507	5,397,507
Ore milled per calendar day (tonnes)	20,484	19,771
Ore milled per operating day (tonnes)	21,630	21,209
Grade (%) – Copper	0.548	0.531
Grade (%) – Molybdenum	0.013	0.015
Recovery (%) – Copper	86.91	88.66
Recovery (%) – Molybdenum	38.68	51.60
Copper produced (lbs)	19,779,061	55,977,127
Molybdenum produced (lbs)	214,120	900,905

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Operations - Mount Polley Mine
The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares, and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares. Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of feed for the restart of operations at Mount Polley. A significant portion of the copper contained in this pit is in the form of copper oxide minerals, which are poorly recovered by our existing flotation plant. With financial assistance from the Federal Government's Industrial Research Assistance Program we have been studying innovative ways to increase the recovery of copper from the oxide minerals contained in the Springer Pit. The laboratory results indicate that we may have a viable method of increasing copper oxide recovery from near surface highly oxidized material from about 11% using our current flotation method to in excess of 80%. If we are able to prove this new method, we could increase the amount of copper we could produce from our currently designed Springer Pit alone, from about 120 million pounds to 180 million pounds, a 50% increase. Further and larger scale testing of this new copper oxide recovery method is being planned.

Rights Offering
The Company is planning to raise money by way of a rights offering. Rights to purchase a total of 3,942,353 Common Shares will be issued to shareholders resident in the Provinces of British Columbia, Alberta and Ontario. The rights will be priced in the context of the market. Shareholders who do not have an address of record in one of the qualifying jurisdictions will be able to sell their rights. Imperial regrets that not all of its shareholders will be able to participate in the rights offering but as most of Imperial's shareholders reside in the qualifying jurisdictions, it was deemed too costly to qualify the rights offering for participation by shareholders residing in other jurisdictions.

Outlook
Imperial will continue to focus on activities that generate shareholder value such as exploration at Sterling and metallurgical work at Mount Polley. The planned rights offering is expected to raise sufficient funds to achieve these immediate objectives. Imperial will also be more active in turning assets to account and will continue efforts to realign its property portfolio.

- 30 -

For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

03 MAY 30 AM 7:21

NEWS RELEASE

Imperial Announces Rights Offering

Vancouver (December 23, 2002) - Imperial Metals Corporation (III:TSX) will offer to shareholders of record on January 8, 2003 who are resident in the Provinces of Alberta, British Columbia and Ontario (the "Qualifying Jurisdictions"), rights to purchase shares of the Company. One right (a "Right") will be issued for each common share held. Four Rights and $0.35 will be required to purchase one common share. If all Rights are exercised, a total of 3,942,353 common shares will be issued for gross proceeds of $1,379,823. The expiry time and date for the Rights offering is 4:00 p.m. (local time) on February 11, 2003. As at December 23, 2002, the Company had 15,769,411 shares issued and outstanding.

The Company has received indications from its major shareholders, directors and management for exercise of approximately $700,000 worth of Rights. In addition, the Company has entered into a rights offering advisory and standby guarantee agreement with Bolder Investment Partners, Ltd. ("Bolder"), pursuant to which Bolder has agreed to purchase, at the Exercise Price, up to $250,000 worth of Shares which may remain unsubscribed for at the conclusion of the rights offering. As consideration for this guarantee, Bolder will receive warrants to purchase up to 250,000 common shares of the Company at the price of $0.36 per share for a period of 12 months from the date of issuance of the warrants. Bolder will also receive from the Company reimbursement of its reasonable expenses, and the sum of $15,000 for providing advisory services in connection with the rights offering.

The Rights will trade through the facilities of the Toronto Stock Exchange ("TSX") until noon (Toronto time) on February 11, 2003, and shareholders have until 4:00 p.m. (local time) on February 11, 2003 to exercise their Rights, after which time all Rights will become void and of no value.

The Company regrets that not all of its shareholders will be able to participate in the rights offering, but as the majority of the Company's shareholders reside in the Qualifying Jurisdictions, it was deemed too costly to qualify the rights offering for participation by shareholders residing in other jurisdictions. The Rights attached to common shares held by ineligible shareholders will be issued to and held by Computershare Trust Company of Canada ("Computershare"), which will attempt to sell the rights on the open market. Net proceeds from sales (if any) will be allocated on a pro rata basis among the ineligible shareholders. Funds will be disbursed by Computershare as soon as possible after the rights offering expiration date of February 11, 2003, provided the amount is $10 or greater (for further details, refer to the Ineligible Shareholders section of the Rights Offering document). The Rights Offering Circular may be viewed on the SEDAR website at (www.SEDAR.com).

Rights Offering Summary:

Record Date:	January 8, 2003
Share trade ex-rights:	January 6, 2003
Rights expire:	February 11, 2003
Rights CUSIP No.:	452892 11 0
Subscription agent and trustee:	Computershare Trust Company of Canada
Jurisdictions:	Alberta, British Columbia and Ontario

Proceeds from the rights offering will mainly be used to follow-up on excellent drilling results on the Company's 100% owned Sterling gold mine property in southwestern Nevada, 185 kilometers northwest of Las Vegas.

-30-

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces Management Changes

Vancouver (January 21, 2003) – Imperial Metals Corporation (III:TSX) is pleased to announce the appointment J. Brian Kynoch as President and Pierre B. Lebel as Chairman of the Board.

Mr. Kynoch has held the position of Senior Vice President and Chief Operating Officer with Imperial since 1995. His 22 years experience in the mining industry encompass all aspects of mining from exploration, mine development and property acquisition to mine financing operations. Mr. Kynoch replaces Mr. Lebel, who served as President from 1986 until becoming Chairman. Mr. Lebel and the Imperial Metals mining team were awarded the E.A. Scholz Medal by the BC and Yukon Chamber of Mines in 1998 for outstanding contribution to *mine development in British Columbia.*

With regret, the Imperial Board has accepted the resignation of Jack H. Miller as Vice President, Operations. Mr. Miller will pursue new ventures as well as continuing to provide consulting services to Imperial. The Company would like to take this opportunity to acknowledge Mr. Miller's outstanding contribution to the operation of the Huckleberry Mine and for his guidance and mining expertise.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Raises $1.4 Million in Fully Subscribed Rights Offering

Vancouver (February 17, 2003) - Imperial Metals Corporation (III:TSX) has successfully completed the Rights Offering (the "Offering") as announced on December 23, 2002. The Company realized gross proceeds of $1,379,824 from the issuance of 3,942,353 common shares, the maximum allowed under the Offering, at $0.35 per common share.

Eligible Shareholders subscribed for a total of 3,541,474 common shares under their Basic Subscription Rights. Subscriptions were received for a further 4,917,183 common shares under the Additional Subscription Rights. However, only 400,879 common shares were available for those shareholders requesting additional shares. The total number of common shares issued and outstanding upon completion of the Offering is 19,711,764.

The Company previously entered into a rights offering advisory and standby guarantee agreement with Bolder Investment Partners, Ltd. As consideration for this guarantee, Bolder received warrants to purchase up to 250,000 common shares of the Company at the price of $0.36 per share until December 30, 2003.

Proceeds from the Offering will be used primarily to finance exploration of the highly prospective 144 Zone at the Sterling gold mine property located near Beatty, Nevada, 185 kilometers northwest of Las Vegas.

The Sterling claims and mine site cover approximately 3,099 acres (1,254 hectares). The claims are 100% owned by Imperial Metals Corporation subject to a 2.25% Net Smelter Return. Sterling was operated as an open pit and underground mine from 1980 to 1997. Gold was recovered using heap leach methods and the total production was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

Assay results from the Company's 2002 drill program at the 144 Zone included 0.54 oz/t Au over 37 feet in hole 02-18 and 0.51 oz/t Au over 48 feet in hole 02-21 [complete drilling results reported in August 20, 2002 news release]. The next phase drilling program to test the lateral and depth continuity of gold mineralization in the 144 Zone is set to begin on February 18, 2003.

Brian Kynoch, President, would like to thank Imperial's shareholders for their participation in the Rights Offering, and for their continued support of the Company.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

03 MAY 30 AM 7:21

NEWS RELEASE

Drilling Program Begins on High-Grade Gold 144 Zone at Sterling Property

Vancouver (March 3, 2003) - Imperial Metals Corporation (III:TSX) announces that drilling is underway at the Sterling gold property in southwestern Nevada.

The planned 9,000 foot (2,743 metre) drilling program will be focused on the 144 Zone discovered in 2001. Previous drilling on the 144 Zone has intersected grades of up to 1.08 oz/t (37.03 g/t) over 19.5 feet (5.9 metres). Complete drill results are in the August 20, 2002 news release. The gold mineralization is hosted in altered and brecciated silty dolostone, adjacent to a high angle structure Reudy fault and a dike. The setting is quite characteristic of structurally-hosted Carlin-style mineralization in Nevada.

The 100% owned Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims cover approximately 1,254 hectares (3,099 acres) and are subject to a 2.25 Net Smelter Return. Sterling was operated as an open pit and underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941, 341 short tons of ore at an average grade of 7.44 g/t (0.217 oz/t) gold.

-30-

For further information contact:
Patrick McAndless, Vice President, Exploration - 604.488.2665
or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

High Grade Gold Intersections Continue to Expand 144 Zone at the Sterling Gold Property

Vancouver (April 29, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report initial results from a recently completed 13 hole program at its 100% owned Sterling gold property located in Nye County near Beatty, Nevada.

Hole 24 intersected 139 feet grading 0.26 oz/t, which included an 83 foot section grading 0.39 oz/t. Hole 28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t.

Results so far received have expanded the 144 Zone to 350 feet by 750 feet. The Zone is approximately 700 feet below surface and remains open in all directions.

Gold mineralization is concentrated in silty carbonates and breccias at the contact between the Bonanza King dolomite and underlying Carrara limestone.

Details of the significant intersections and drill hole status are as follows:

	Interval		Length		Gold Assay	
	feet	metres	feet	metres	oz/t	g/t
Hole 03-24	671.7 – 810.7	204.7 – 247.1	139.0	42.4	0.26	9.06
including	685.2 – 768.3	208.9 – 234.2	83.1	25.3	0.39	13.36
	729.1 – 751.0	222.2 – 228.9	21.9	6.7	0.82	27.96
	737.0 – 748.3	224.6 – 228.0	11.3	3.4	0.93	31.95
	743.0 – 748.3	226.4 – 228.0	5.3	1.6	1.41	48.35

- *extends the high-grade zone in 02-18 approximately 70 feet to the southwest*
- *confirms the continuity of the high grade zone between 02-18 and 02-19*

Hole 03-25 – Assays pending

Hole 03-26	695.0 – 750.0	211.8 - 228.6	55.0	16.8	0.05	1.82
including	740.0 – 745.0	225.6 - 227.1	5.0	1.5	0.16	5.61

- *intersected the zone on the east side of the dike. Confirms zone extends south of 01-13*

Hole 03-27	700.0 – 740.0	213.4 – 225.6	40.0	12.2	0.04	1.27
	800.0 – 810.0	243.9 – 246.9	10.0	3.0	0.06	1.90

- *intersected the zone on the east side of the dike and the Reudy fault*

Hole 03-28	705.0 – 750.0	214.9 – 228.6	45.0	13.7	0.25	8.72
including	725.0 – 745.0	221.0 – 227.1	20.0	6.1	0.50	17.14
	730.0 – 740.0	222.5 – 225.6	10.0	3.0	0.75	25.85
	730.0 – 735.0	222.5 – 224.0	5.0	1.5	0.99	33.95

- *indicates high-grade gold occurs well to the west of holes 02-21 and 02-23, approximately 95 feet and 55 feet, respectively*

...2

** A plan map and cross section can be viewed on Imperial's website www.imperialmetals.com*

	Interval		Length		Gold Assay	
	feet	metres	feet	metres	oz/t	g/t
Hole 03-29	640.0 – 678.2	195.1 – 206.7	38.2	11.6	0.10	3.38
including	655.0 – 678.2	199.6 – 206.7	23.2	7.1	0.16	5.33
	655.0 – 664.4	199.6 – 202.5	9.4	2.9	0.28	9.56
	700.9 – 744.0	213.6 – 226.8	43.1	13.1	0.08	2.66
including	705.0 – 728.0	214.9 – 221.9	23.0	7.0	0.10	3.51
	710.3 – 721.9	216.5 – 220.0	11.6	3.5	0.14	4.66
	752.7 – 787.7	229.4 – 240.1	35.0	10.7	0.10	3.34
including	771.0 – 778.0	235.0 – 237.1	7.0	2.1	0.30	10.34
	775.0 – 778.0	236.2 – 237.1	3.0	0.9	0.50	17.15
- extends high-grade zone in 02-18 approximately 45 feet to the north						
Hole 03-30 – Assays pending						
Hole 03-31	665.0 – 745.0	202.7 - 227.1	80.0	24.4	0.06	1.95
including	710.0 – 720.0	216.4 - 219.5	10.0	3.0	0.10	3.56
- extends the zone approximately 90 feet southwest of 02-19						
Hole 03-32	705.0 – 730.0	214.9 – 222.5	25.0	7.6	0.03	1.12
including	715.0 – 720.0	217.9 – 219.4	5.0	1.5	0.06	2.08
- hole deflected and entered the dike above the predicted zone						
Hole 03-33 – Assays pending						
Hole 03-34	800.0 – 815.0	243.8 - 248.4	15.0	4.6	0.07	2.43
including	810.0 – 815.0	246.9 - 248.4	5.0	1.5	0.14	4.89
- intersected a narrow low-grade zone						
Hole 03-35	725.0 – 730.0	221.0 – 222.5	5.0	1.5	0.03	1.07
	740.0 – 745.0	225.6 – 227.1	5.0	1.5	0.04	1.51
- hole entered the dike above the predicted zone						
Hole 03-36 – Assays pending						

Patrick McAndless, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.

Sterling operated both as an underground and open pit mine commencing in 1980 and through 2000 produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 ounces per ton gold. The Sterling claims cover approximately 1,254 hectares and are subject to a 2.25% Net Smelter Return. Sterling is in the Walker Lane trend which also hosted the 2.4 million ounce Bullfrog deposit located 12 miles northwest of the Sterling property.

Further drilling is expected to begin in approximately eight weeks to follow up on the results of this program.

-30-

For further information contact:
Patrick McAndless, Vice President, Exploration - 604.488.2665
or Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports 2002 Financial Results

Vancouver (May 16, 2003) - Imperial Metals Corporation (III:TSX) reports 2002 operating revenues of $47.2 million and an operating loss of $10.2 million, compared to operating revenues of $111.0 million and an operating loss of $14.0 million in 2001. Cash flow from operations was $1.0 million, compared to $8.2 million in 2001.

	Year Ended December 31, 2002	Year Ended December 31, 2001 *(Proforma)*
	(000's)	*(000's)*
Revenues	$47,239	$111,154
Operating Loss	$10,157	$13,992
Cash Flow	$1,036	$8,221
Cash Flow Per Share	$0.07	$1.02
Net Loss	$22,968	$20,241
Net Loss Per Share	$1.46	$2.51

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the loss attributable to Huckleberry Mines Ltd. for the year ended December 31, 2002 was $16.2 million. The balance of the loss, totaling $6.8 million, was the result of a $4.8 million writedown of mineral exploration properties and costs and expenditures associated with the Mount Polley Mine and the Sterling property. Excluding Huckleberry Joint Venture assets and liabilities, year end cash and cash equivalents was $1.3 million and working capital was $1.5 million.

Rights Offering

In February 2003 Imperial completed a Rights Offering which raised net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. Proceeds from the Rights Offering are being used primarily to finance exploration of the 144 Zone at the Sterling property. The Company also has added to cash resources from the sale of marketable securities, mineral properties and mining equipment.

Sterling Property Exploration

During 2002 surface rotary and diamond drilling continued on the 144 Zone at the Sterling property, located near Beatty, 115 miles northwest of Las Vegas, Nevada. The drill program further tested the target area, which remains open laterally, and was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. *[refer to Aug 20/03 news release for complete drill results]*

A geophysical survey using Natural Source Audio-Frequency Tellurics ("NSAMT") was employed to expand the 144 Zone. NSAMT results will be used to focus our exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who has been designated a Qualified Person. Further drilling continued in 2003. *[refer to Apr 29/03 news release for drill results]*

Mount Polley Property Exploration

Imperial's 100% owned Mount Polley open pit copper/gold mine is located in central BC, 56 kilometres northeast of Williams Lake. Due to low metal price, mining and milling operations at the mine have been suspended since September 2001. The plant is maintained on standby pending an improvement in the metal prices.

The Springer Pit, which will be the major source of mill feed for the restart of operations, contains a significant portion of copper in the form of copper oxide. In 2002 Imperial began research at BC Research Laboratories in Vancouver, to investigate leaching techniques that would economically leach the copper oxide mineralization in alkalic host rocks. Initial testing of highly oxidized material from the Springer Pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to half an inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant. These preliminary results prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and also reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone. The research continues in the first half of 2003.

Nak Property Exploration
The Nak property, which is located adjacent to the Joss'alun showing, approximately 75 kilometres southeast of Atlin in northwest BC, was staked by Imperial in 2002. The Nak property covers the on-strike extension of favourable stratigraphy hosting high grade copper mineralization. A geophysical study was initiated in the first quarter of 2003 to assist tracing the conductive massive sulphide horizon under the overburden covered valley bottom. An exploration program is planned for the third quarter of 2003 to assess the potential for discovery of a viable massive sulphide deposit. *[refer to Nov 27/03 news release]*

Huckleberry Mine
Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, BC.

The East Zone pit has been the source for ore since the Main Zone pit was mined out in April 2002. As a result of lower copper prices, the East Zone mine design was revised. A copper price of US$0.85 per pound was used to complete the optimization of the East Zone mine design instead of the previously used US$1.00 per pound. The reserve estimate for Huckleberry was done under the supervision of Clay Craig, P.Eng., an employee of Huckleberry Mines Ltd., who was designated as the Qualified Person for this purpose.

East Zone Probable Reserves as at December 31, 2002:

Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
0.26	36,719,000	0.489	0.013	0.056	2.884	0.55:1

Mill throughput averaged 20,334 tonnes per day to the end of December 2002. East Zone ores are not as amenable to molybdenum recovery as Main Zone ores, and as a result molybdenum recovery decreased when mining moved back to the East Zone. Production statistics, shown below, represent 100% of the mine production, 50% allocable to Imperial.

	Year Ended December 31, 2002	Year Ended December 31, 2001
Ore milled (tonnes)	7,421,715	7,415,866
Ore milled per calendar day (tonnes)	20,334	20,317
Ore milled per operating day (tonnes)	21,689	21,732
Grade (%) – Copper	0.534	0.522
Grade (%) – Molybdenum	0.014	0.016
Recovery (%) – Copper	88.38	94.00
Recovery (%) – Molybdenum	47.54	73.30
Copper produced (lbs.)	77,233,795	80,243,322
Molybdenum produced (lbs)	1,118,696	1,958,544

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

82-34714

IMPERIAL METALS CORPORATION

03 MAY 30 AM 7:21

NEWS RELEASE

Final Assay Results from 2003 Drill Program at Sterling Property

Vancouver (May 23, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report complete assay results from its recent 13 hole 2003 drill program at its 100% owned Sterling gold property located near Beatty, Nevada.

The latest drill program achieved its twin objectives of expanding the 144 Zone and extending high grade structures within the zone. All 13 holes intersected elevated to high grade gold values, enlarging the 144 Zone to 350 feet by 750 feet. High grade intercepts were encountered in three holes. Hole 33 intersected 57 feet grading 0.11 oz/t which included 14.7 feet grading 0.31 oz/t. Previously reported hole 24 intersected 139 feet grading 0.26 oz/t including 83 feet grading 0.39 oz/t. Hole 28 intersected 45 feet grading 0.25 oz/t including 20 feet section grading 0.50 oz/t. Gold mineralization is concentrated in silty carbonates and breccias at the contact between the Bonanza King dolomite and underlying Carrara limestone.

Drilling will resume at the end of May. Complete assay results of the significant intersections are tabled below. Assay results not previously disclosed on April 29, 2003 include *holes 25; 30, 33 and 36.*

	Interval		Length		Gold Assay	
	feet	metres	feet	metres	oz/t	g/t
Hole 03-24	671.7 – 810.7	204.7 – 247.1	139.0	42.4	0.26	9.06
including	685.2 – 768.3	208.9 – 234.2	83.1	25.3	0.39	13.36
	729.1 – 751.0	222.2 – 228.9	21.9	6.7	0.82	27.96
	737.0 – 748.3	224.6 – 228.0	11.3	3.4	0.93	31.95
	743.0 – 748.3	226.4 – 228.0	5.3	1.6	1.41	48.35
- extends the high-grade mineralization in 02-18 approximately 70 feet to the southwest						
- confirms the continuity of the high grade mineralization between 02-18 and 02-19						
Hole 03-25	701.1 – 755.0	213.7 – 230.1	53.9	16.4	0.05	1.80
including	710.2 – 730.6	216.5 – 222.7	20.4	6.2	0.10	3.30
	717.0 – 726.4	218.5 – 221.4	9.4	2.9	0.14	4.60
- extends the 144 Zone approximately 70 feet south-southwest of 02-19						
Hole 03-26	695.0 – 750.0	211.8 - 228.6	55.0	16.8	0.05	1.82
including	740.0 – 745.0	225.6 - 227.1	5.0	1.5	0.16	5.61
- intersected the mineralization on the east side of the dike; confirms 144 Zone extends south of 01-13						
Hole 03-27	700.0 – 740.0	213.4 – 225.6	40.0	12.2	0.04	1.27
	800.0 – 810.0	243.9 – 246.9	10.0	3.0	0.06	1.90
- intersected the mineralization on the east side of the dike and the Reudy fault						
Hole 03-28	705.0 – 750.0	214.9 – 228.6	45.0	13.7	0.25	8.72
including	725.0 – 745.0	221.0 – 227.1	20.0	6.1	0.50	17.14
	730.0 – 740.0	222.5 – 225.6	10.0	3.0	0.75	25.85
	730.0 – 735.0	222.5 – 224.0	5.0	1.5	0.99	33.95
- indicates high-grade gold occurs well to the west of holes 02-21and 02-23, approximately 95 feet and 55 feet, respectively						

...2

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

	Interval		Length		Gold Assay	
	feet	metres	feet	metres	oz/t	g/t
Hole 03-29	640.0 – 678.2	195.1 – 206.7	38.2	11.6	0.10	3.38
including	655.0 – 678.2	199.6 – 206.7	23.2	7.1	0.16	5.33
	655.0 – 664.4	199.6 – 202.5	9.4	2.9	0.28	9.56
	700.9 – 744.0	213.6 – 226.8	43.1	13.1	0.08	2.66
including	705.0 – 728.0	214.9 – 221.9	23.0	7.0	0.10	3.51
	710.3 – 721.9	216.5 – 220.0	11.6	3.5	0.14	4.66
	752.7 – 787.7	229.4 – 240.1	35.0	10.7	0.10	3.34
including	771.0 – 778.0	235.0 – 237.1	7.0	2.1	0.30	10.34
	775.0 – 778.0	236.2 – 237.1	3.0	0.9	0.50	17.15
- extends high-grade mineralization in 02-18 approximately 45 feet to the north						
Hole 03-30	660.0 – 681.4	201.2 – 207.7	21.4	6.5	0.04	1.40
- extends the 144 Zone approximately 75 feet southeast of 03-28						
Hole 03-31	665.0 – 745.0	202.7 - 227.1	80.0	24.4	0.06	1.95
including	710.0 – 720.0	216.4 - 219.5	10.0	3.0	0.10	3.56
- extends the 144 Zone approximately 90 feet southwest of 02-19						
Hole 03-32	705.0 – 730.0	214.9 – 222.5	25.0	7.6	0.03	1.12
including	715.0 – 720.0	217.9 – 219.4	5.0	1.5	0.06	2.08
- hole deflected and entered the dike above the predicted mineralized zone						
Hole 03-33	753.0 – 810.0	229.5 – 246.9	57.0	17.4	0.11	3.80
including	795.3 – 810.0	242.4 – 246.9	14.7	4.5	0.31	10.60
	805.0 – 810.0	245.4 – 246.9	5.0	1.5	0.45	15.40
- extends the high grade mineralization in 01-09 approximately 75 feet						
Hole 03-34	800.0 – 815.0	243.8 – 248.4	15.0	4.6	0.07	2.43
including	810.0 – 815.0	246.9 – 248.4	5.0	1.5	0.14	4.89
- intersected a narrow low-grade gold zone						
Hole 03-35	725.0 – 730.0	221.0 – 222.5	5.0	1.5	0.03	1.07
	740.0 – 745.0	225.6 – 227.1	5.0	1.5	0.04	1.51
- hole entered the dike above the predicted zone						
Hole 03-36						
	867.0 – 898.5	264.3 – 273.9	31.5	9.6	0.03	1.13
- extends the 144 Zone approximately 270 feet northeast of the mineralized zone 03-34						

Patrick McAndless was designated as the Qualified Person as defined by National Instrument 43-101. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.

-30-

For further information contact:
Patrick McAndless, Vice President, Exploration - 604.488.2665 or
Sabine Goetz, Investor Relations - 604.488.2657
info@imperialmetals.com

82-34714

(2)

IMPERIAL METALS CORPORATION

First Quarter Report

For the Three Months Ended March 31, 2002

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

We are pleased to present the first report to shareholders of the new Imperial Metals Corporation.

Effective January 1, 2002, Imperial acquired all of the mining assets and personnel of the former Imperial Metals Corporation pursuant to a Plan of Arrangement ("Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The new Imperial has emerged from the Plan as a stronger company with a clearly focussed mining mandate.

Virtually all of the debt on the balance sheet is project debt that is non-recourse to Imperial. Working capital, excluding the current portion of long term debt, has improved to $6.2 million from the $1.2 million at March 31, 2001. The $31.4 million current portion of long term debt is related to the Huckleberry Mine and is non recourse to Imperial. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Share capital was consolidated under the Plan of Arrangement. There are now15,769,170 common shares issued and outstanding. Imperial's common shares are listed for trading on the Toronto Stock Exchange under the symbol III.

Imperial remains a proven mine developer and operator with an impressive list of mining assets. It is the operator and 50% owner through subsidiary of the 22,000 tonne per day Huckleberry open pit copper mine; operator and 100% owner through subsidiary of the Mount Polley 20,000 tonne per day open pit copper-gold mine, presently on care and maintenance; operator and 100% owner through subsidiary of the Sterling gold project; and operator and 100% owner through subsidiary of the Silvertip silver project.

The immediate objectives of the new Imperial will be to follow up with further exploration on the highly prospective Zone 144 discovery at Sterling. At the same time Imperial will continue ongoing metallurgical work at Mount Polley, aimed at improving metal recoveries from Springer pit ores for an earlier restart of this mine with better financial returns. Imperial is also seeking to acquire projects that will more clearly define it as copper and gold mining company. As part of this refocusing effort, Imperial's existing portfolio of projects will be realigned through property sales and joint ventures.

Pierre Lebel
President

Operations Update

Huckleberry Mine

Imperial is the operator, and 50% owner through a subsidiary, of the Huckleberry Mine located 123 kilometres southwest of Houston in west-central British Columbia. The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Mill throughput averaged 20,264 tonnes per day during the first quarter, 23% over its design capacity of 16,500 tonnes per day.

Production Statistics

	Three Months ended March 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Ore milled (tonnes)	1,823,771	7,415,886	7,145,600
Ore milled per calendar day (tonnes)	20,264	20,317	19,523
Ore milled per operating day (tonnes)	21,773	21,732	21,337
Grade (%) – Copper	.512	.522	0.502
Grade (%) – Molybdenum	.019	.016	0.013
Recovery (%) – Copper	94.00	94.00	93.3
Recovery (%) – Molybdenum	68.15	73.30	63.7
Copper produced (lbs.)	19,359,963	80,243,322	73,831,000
Molybdenum produced (lbs)	511,779	1,958,544	1,314,662

Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral holdings. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

Exploration Update

Sterling Property

The recent discovery of high-grade gold mineralization at the Company's Sterling Project in southwestern Nevada in the 144 Zone represents a totally new setting for gold deposition on this property. The discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69m) of 0.44 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.7m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213m) below surface and some 300 feet (91m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

The 144 Zone mineralization is the first of its type discovered at Sterling. Past mining on the property took place at the contact between Wood Canyon siltstones and the Bonanza King dolomites. These deposits were characterized by lithologic and structural control and were typically small and irregular in form. The new discovery draws comparisons with several of the high-grade deposits on the Carlin trend in north-central Nevada, where gold mineralization is breccia hosted and/or spatially related to vertical structures. In addition to the Reudy Fault, the 144 Zone discovery has rekindled exploration interest in several other major structures on the property.

Follow up exploration will entail surface rotary/core drilling to expand the area of known mineralization and increase confidence in the gold grades. With appropriate encouragement from the surface program, a declined drift will be developed to the target area, with follow-up underground drilling on a tight grid.

Sterling is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 3,099 acres and are 100% owned by Sterling Gold Mining Corporation, a wholly owned subsidiary of Imperial Metals Corporation. The claims are subject to a 2.25 Net Smelter Return. Sterling operated as an open pit and later as underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with average gold grade of 0.217 oz/ton gold. Sterling is permitted for exploration.

Silvertip Property
The Silvertip property, located in northern British Columbia adjacent to the Yukon border about 85 kilometres southwest of Watson Lake, Yukon, consists of 63 claims and 26 fractional claims covering an area of 21,575 hectares.

The Silvertip property is a limestone hosted, silver, zinc, lead massive sulfide deposit with high metal grades. Exploration has identified an indicated and inferred resource containing 2.57 million tonnes grading 325 grams per tonne silver, 8.8% zinc, 6.4% lead and 0.63 grams per tonne gold.

In 2001 an extensive AMT survey was conducted in an untested area to the north of the current resource resulting in an anomalous trend. Imperial is seeking a joint venture partner to contribute to the follow-up testing of this area. The property is 100% owned by Silvertip Mining Corporation, a wholly owned subsidiary of Imperial.

Quarterly Management's Discussion & Analysis

The Company began operations on January 1, 2002 when it acquired the metals business of IEI Energy Inc. as part of the reorganization of that Company whereby IEI Energy Inc. retained the oil and natural gas and investment assets and sold the metals business to Imperial Metals Corporation.

The March 2002 financial statements are compared to the proforma financial statements of the mining business as carried on by IEI Energy Inc. after adjustment for the changes in account policy as described further in Note 1 of the financial statements.

Results of Operations

Financial Results
Operating revenues decreased to $13.4 million in the quarter ended March 31, 2002 from $22.5 million in the quarter ended March 31, 2001. The quarter ended March 31, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the quarter ended March 31, 2002 Imperial recorded a net loss of $2.7 million ($0.17 per share) compared to a net loss of $2.6 million ($0.33 per share) in the prior period.

Mineral Operations
Mineral revenues decreased to $13.2 million in the March 2002 quarter from $22.0 million in the prior year's quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.2 million from its mining operations in the current quarter compared to cash flow of $2.6 million in prior year's quarter.

Interest Expense
Interest expense on long term debt decreased to $0.8 million in the current quarter from $1.5 million in the March 31, 2001 quarter. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Taxes
In both the 2002 and 2001quarters the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The net loss increased slightly in the March 2002 quarter versus the March 2001 quarter, however cash flow from operations declined to $0.0 million from $2.5 million as the statement of loss included more non cash items.

Working Capital
Working capital at March 31, 2002, excluding current portion of long term debt of $31.4 million, was greatly improved to $6.2 million from the $1.2 million at March 31, 2001, as a result of the Plan, which discharged about $4.5 million in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $0.3 million in the March 2002 quarter versus $1.7 million in the March 2001 quarter. The expenditures in 2002 were all for Huckleberry mine ongoing capital projects. The 2001 quarter included higher levels of expenditures at both the Huckleberry and the Mount Polley Mine totaling $1.6 million. Expenditures on exploration properties were minimal in 2002 compared to $0.1 million in the 2001 quarter. Other investment activities in the prior years quarter included the addition of $1.9 million to reclamation bonds on the Mount Polley Mine.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Total long term debt was reduced by $0.1 million during the quarter ended March 31, 2002 compared to $0.6 million in the March 2001 quarter.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine.

Ongoing exploration expenditures, project holding costs, and corporate cost will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings when appropriate.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED BALANCE SHEETS

	March 31, 2002	December 31, 2001 (Proforma – Note 1)	March 31, 2001 (Proforma – Note 1)
ASSETS			
Current Assets			
Cash and cash equivalents	$2,771,577	$2,696,509	$2,983,277
Accounts receivable	2,933,170	4,074,460	4,173,876
Inventory	5,843,403	6,908,209	14,269,902
	11,548,150	13,679,178	21,427,055
Mineral Properties	67,153,489	69,085,490	84,949,930
Future Site Reclamation Deposits	7,567,871	7,665,075	7,510,041
Other Assets	1,397,699	1,448,256	1,442,595
	$87,667,209	$91,967,999	$115,329,621
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,332,506	$10,757,315	$16,119,332
Short term debt	-	-	4,128,000
Current portion of limited recourse long term debt	31,376,776	31,507,776	28,876,878
Current portion of other long term debt	-	-	4,524,628
	36,709,282	42,265,091	53,648,838
Limited Recourse Long Term Debt and Accrued Interest	46,835,498	46,036,627	50,411,627
Other Long Term Debt	-	3,000,000	3,000,000
Debt Component of Convertible Debentures	-	2,692,717	-
Other Long Term Liabilities	-	-	1,773,884
Future Site Reclamation Costs	8,748,968	8,781,831	9,713,381
	92,293,748	102,776,316	115,547,730
(CAPITAL DEFICIENCY)			
Share Capital	2,543,077		
Deficit	(7,169,616)		
	(4,626,539)		
	$87,667,209		
NET (DEFICIENCY) OF THE MINING BUSINESS		(10,898,317)	(3,218,109)
		$91,967,999	$115,329,621

CONTINUING OPERATIONS (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Three Months Ended March 31, 2002

	2002	2001 (Proforma - Note 1)
REVENUES		
Mineral, net of royalties	$13,222,508	$22,009,024
Other	155,678	512,072
	13,378,186	22,521,096
EXPENSES		
Mineral production, treatment and transportation	13,007,402	19,384,953
Depletion, depreciation and amortization	2,230,178	3,518,548
Administration	155,234	190,261
Capital taxes	31,857	46,856
Interest on long term debt	785,489	1,492,158
Other interest	7,245	266,611
Foreign exchange loss (gain) on long term debt	35,043	(110,900)
Other foreign exchange loss	77,822	240,283
	16,330,270	25,028,770
OPERATING LOSS	2,952,084	2,507,674
Other income	(247,846)	(3,821)
LOSS BEFORE TAXES	2,704,238	2,503,853
Income and mining taxes	44,247	145,825
NET LOSS	2,748,485	$2,649,678
Deficit, Beginning of Period	-	
Charge to deficit (Note 1)	4,421,131	
Deficit, End of Period	$7,169,616	
Loss Per Share	$0.17	$0.33

Supplemental Disclosure of Outstanding Shares	May 29, 2002	May 29, 2001 (Proforma - Note 1)
Common shares outstanding	15,769,171	8,053,639
Fully diluted common shares outstanding	15,769,171	8,947,648

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2002

	2002	2001 *(Proforma - Note 1)*
OPERATING ACTIVITIES		
Net (loss)	$(2,748,485)	$(2,649,678)
Items not affecting cash flows		
Depletion, depreciation and amortization	2,230,178	3,518,548
Foreign exchange loss on long term debt	35,043	(110,900)
Accrued interest on long term debt	684,671	1,335,345
Other	(192,307)	402,989
	9,100	2,496,304
Net change in non-cash operating balances	1,408,115	3,046,667
Cash provided by operating activities	1,417,215	5,542,971
FINANCING ACTIVITIES		
Decrease in long term debt	(137,599)	(616,204)
Increase in long term liabilities	-	20,219
Cash (used in) financing activities	(137,599)	(595,985)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	1,279,616	4,946,986
INVESTMENT ACTIVITIES		
Acquisition and development of properties	(283,177)	(1,738,727)
Other	342,354	(1,985,174)
Cash provided by (used in) investment activities	58,177	(3,723,901)
INCREASE IN CASH AND CASH EQUIVALENTS	1,337,793	1,223,085
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	1,760,192
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	1,433,784	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,771,577	$2,983,277
SUPPLEMENTAL INFORMATION		
Interest expense paid	$108,063	$533,459
Taxes paid	$ -	$6,230

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

Pursuant to the Plan the Company acquired the mining business from its parent company in consideration for common shares of the Company (Note 1) with a book value of $2,543,076.

Also under the Plan the Company transferred $3,000,000 of long term debt to its parent (Note 1).

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2002

1. BASIS OF PRESENTATION, PROFORMA FINANCIAL INFORMATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to the Company that has now been renamed Imperial Metals Corporation.

The acquisition of the mining business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

Imperial had no operations prior to January 1, 2002. For comparative purposes the Company has provided proforma comparative financial information based on the historical financial information of the mining business formerly part of Energy. This information incorporates the adoption of certain new accounting policies described further below. For purposes of calculating proforma earnings per share the weighted average number of outstanding common shares of the Company have been assumed to be the same as those of Energy after giving effect to the 1 for 10 consolidation of the common shares of Energy under the Plan, being 8,053,639 common shares for the three months ended March 31, 2001.

The assets and liabilities of the mining business acquired by Imperial in exchange for 15,769,170 common shares of the Company are as follows:

Working Capital	
Cash	$1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,584,504
Limited Recourse Long Term Debt and Accrued Interest	(46,036,627)
Future Site Reclamation Costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$2,543,076
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,170 common shares of Imperial	$2,543,076

The mining assets and liabilities purchased were transferred at Energy's book values at January 1, 2002. The Company adopted the new accounting standards for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy, will result in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138 (2001 - $2,499,971), $2,541,316 (2001- $3,356,714), $4,172,805 (2001 - $1,234,165) and $232,853 (2001 - $419,784) respectively, and a charge to the deficit of $4,421,131 (2001 - $1,671,124) as at January 1, 2002 (January 1, 2001) on the financial statements of Imperial.

The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value

50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors

100,000,000 Common Shares without par value

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	1	$ 1	-	$ -
To be issued on acquisition of the mining business of Energy	15,769,170	2,543,076	-	-
Balance, end of period	15,769,170	$2,543,077	-	$ -

The Company was incorporated in December 2001.

Options

As part of the Plan new options were authorized to directors, officers and employees to purchase up to 1,500,000 post consolidation shares of the Company. As of May 29, 2002 none of these options have been issued and the terms thereof have not been specified.

At March 31, 2002, 200,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $10.00 per share until December 31, 2001 and at a price of $12.50 after December 31, 2001 up to December 31, 2002.

82-34714

03 MAY 30 AM 7:21

IMPERIAL METALS CORPORATION

Second Quarter Report

For the Six Months Ended June 30, 2002

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

The comparative financial results for the three months and six months ended June 30, 2002 and June 30, 2001 are summarized below:

(unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$13,049	$32,329	$26,427	$54,850
Operating Income (Loss)	$67	$(4,916)	$(2,885)	$(7,424)
Net Income (Loss)	$374	$(4,819)	$(2,374)	$(7,469)
Net Income (Loss) Per Share	$0.02	$(0.60)	$(0.15)	$(0.93)
Cash Flow	$(448)	$2,880	$(439)	$5,376
Cash Flow Per Share	$(0.03)	$0.36	$(0.03)	$0.67

The reduction in operating revenues is attributable to the suspension of the Mount Polley mine in September 2001.

Exploration - Sterling (Nevada)

The Company is well on its way to achieving the objectives outlined in the first quarter report. In June, a six-hole exploratory drilling program commenced at the Company's 100% owned Sterling gold mine property in southwestern Nevada. The program was designed to test the extent and continuity of the recently discovered high-grade gold mineralization in the 144 Zone. All six holes returned significant gold intercepts. Detailed results of all holes drilled are as follows:

Hole 02-18	Interval feet	Interval metres	Length feet	Length metres	Gold Assay oz/t	Gold Assay g/t
	633.0 –762.0	193.0 –232.3	129.0	39.3	0.20	6.86
including	705.5 –762.0	215.1 -232.3	56.5	17.2	0.40	13.71
	720.0 –757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 –738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 –728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 –752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Hole 02-19	Interval feet	Interval metres	Length feet	Length metres	Gold Assay oz/t	Gold Assay g/t
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-20	Interval feet	Interval metres	Length feet	Length metres	Gold Assay oz/t	Gold Assay g/t
	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
and	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14

Hole 02-21	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

Hole 02-22	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46

Hole 02-23	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

A drill hole location map can be viewed on Imperial's website www.imperialmetals.com.

The 144 Zone was discovered in 2001 with holes 01-7A and 01-09 which intersected 110 feet of 0.15 oz/t gold and 45 feet of 0.57 oz/t gold respectively. Initial follow up was delayed by difficult drilling conditions. All drill holes in the most recent program were vertical and drilled with a combination of rotary drilling to just above the top of the target zone and diamond drilling through the zone. Using this technique all drill holes reached the target depths and had satisfactory core recoveries.

The 144 Zone is proximal to a high-angle structure and is characterized by advanced silicification and brecciation in a silty carbonate host, reminiscent of the large high grade Carlin trend orebodies. It is centered approximately 213 metres (700 ft) below surface and some 91 metres (300 ft) below the lower most underground workings at the Sterling mine.

The Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas. The Sterling claims and mine site cover approximately 1,254 hectares (3,099 acres). The claims are subject to a 2.25% Net Smelter Return. Sterling was operated as an open pit and later as an underground mine from 1980 to 1997. Total gold production through 2000 was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

Operations - Huckleberry Mine

Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and six months ended June 30, 2002 are summarized below:

	Three Months Ended June 30, 2002	**Six Months Ended June 30, 2002**
Ore milled (tonnes)	1,689,230	3,513,001
Ore milled per calendar day (tonnes)	18,563	19,409
Ore milled per operating day (tonnes)	20,208	20,992
Grade (%) – Copper	0.532	0.522
Grade (%) – Molybdenum	0.012	0.016
Recovery (%) – Copper	85.0	89.6
Recovery (%) – Molybdenum	38.9	57.2
Copper produced (lbs)	16,838,135	36,198,099
Molybdenum produced (lbs)	175,009	686,788

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Operations - Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed. There is strong evidence from ongoing metallurgical work that metal recoveries from Springer pit ores can be improved for an earlier restart of the mine with better financial returns.

Property Sales and Joint Ventures

Efforts to realign the Company's asset base are beginning to yield tangible results. In May 2002 the Company sold the Goldstream mine for $500,000. Goldstream has been on care and maintenance since January 1996. After the end of the quarter, Imperial entered into agreements for the sale the Similco mine for $450,000. Similco has been on care and maintenance since November 1996. Similco's real estate holdings and its major mining equipment are not included in the sale package. Also after the end of the quarter, agreement in principle was reached on a farm-out of Imperial's Bronson Creek property.

Outlook

The Company has made significant progress in what remains a difficult environment for mining companies. Exploration results at Sterling have significantly increased the importance of this project as a potential company builder. Given the high quality of this discovery, Imperial's exploration focus will be on Sterling in the months to come.

Pierre Lebel
President

Quarterly Management's Discussion & Analysis

The Company began operations on January 1, 2002 when it acquired the metals business of IEI Energy Inc. as part of the reorganization of that Company. In the reorganization, IEI Energy Inc. retained the oil and natural gas and investment assets and sold the metals business to Imperial Metals Corporation.

The June 2002 financial statements are compared to the proforma financial statements of the mining business as carried on by IEI Energy Inc. after adjustment for the changes in account policies as described further in Note 1 of the financial statements.

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Results of Operations

Financial Results
Operating revenues decreased to $13.0 million in the quarter ended June 30, 2002 from $32.3 million in the quarter ended June 30, 2001. The quarter ended June 30, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the quarter ended June 30, 2002 Imperial had net income of $0.4 million ($0.02 per share) compared to a net loss of $4.8 million ($0.60 per share) in the prior year.

Mineral Operations
Mineral revenues decreased to $12.9 million in the June 2002 quarter from $32.1 million in the prior year's quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.3 million from its mining operations in the current three month period compared to cash flow of $6.7 million in prior year's period. The principal product the Company sells is copper and copper prices continue to be weak.

Interest Expense
Interest expense on long term debt decreased to $0.8 million in the current period from $1.6 million in the three months ended June 30, 2001 period. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Foreign Exchange on Long Term Debt
Foreign exchange movements on long term debt resulted in a gain of $2.9 million in the three months ended June 30, 2002 compared to a loss of $3.2 million in the prior period.

Taxes
In both the 2002 and 2001 quarters the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards as well as and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The Company recorded net income of $0.4 million in the June 2002 quarter versus a loss of $4.8 million in the June 2001 quarter, however cash flow from operations consumed $0.4 million in the current quarter compared to providing $2.9 million in the prior year's quarter. The prior year's quarter included more non cash expense items than in the current year.

Working Capital
Working capital at June 30, 2002, excluding current portion of long term debt of $31.4 million, was greatly improved to $5.5 million from the $0.2 million at June 30, 2001. This improvement was as a result of the Plan which discharged about $4.5 million in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $0.8 million in the June 2002 quarter versus $2.9 million in the June 2001 quarter. The expenditures in 2002 were primarily for Huckleberry mine ongoing capital projects. The 2001 quarter included higher levels of expenditures at both the Huckleberry and the Mount Polley Mine totaling $2.5 million. Expenditures on exploration properties were minimal in 2002 compared to $0.4 million in the 2001 quarter. Other investment activities in 2002 provided $0.7 million in cash from the sale of a subsidiary and mineral properties. In the prior period the sale of mineral properties provided $0.3 million.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Long term debt was reduced by $0.1 million during the quarter ended June 30, 2002 compared to $3.9 million in the June 2001 quarter.

In April 2001 the Company issued convertible debentures for net proceeds of $4.6 million. These funds were used to repay short term debt used to purchase the additional interest in the Mount Polley Mine from Sumitomo effective December 31, 2000. The convertible debentures were repaid in April 2002 with common shares of IEI Energy Inc. as part of the Plan.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine.

Ongoing exploration expenditures, project holding costs, and corporate cost will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings when appropriate.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Results of Operations

Financial Results
Operating revenues decreased to $26.4 million in the six months ended June 30, 2002 from $54.9 million in the six months ended June 30, 2001. The six months ended June 30, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the six months ended June 30, 2002 Imperial recorded a net loss of $2.4 million ($0.15 per share) compared to a net loss of $7.5 million ($0.93 per share) in the prior period.

Mineral Operations
Mineral revenues decreased to $26.1 million in the June 2002 period from $54.1 million in the prior year's period. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.2 million from its mining operations in the six months ending June 30, 2002 compared to cash flow of $6.7 million in prior year's period.

Interest Expense
Interest expense on long term debt decreased to $1.6 million in the six months ended June 30, 2002 from $3.1 million in the June 30, 2001 period. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Foreign Exchange on Long Term Debt
Foreign exchange movements on long term debt resulted in a gain of $2.9 million in the six months ended June 30, 2002 compared to a loss of $3.1 million in the prior period.

Taxes
In both the 2002 and 2001quarters the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The net loss decreased from $7.5 million in the six months ended June 2001 to $2.4 million the June 2002 period, however cash flow from operations declined from $5.4 million to a cash use of $0.4 million in the current six month period.

Working Capital
Working capital at June 30, 2002, excluding current portion of long term debt of $31.4 million, was greatly improved to $5.5 million from the $0.2 million at June 30, 2001, as a result of the Plan, which discharged about $4.5 million in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $1.1 million in the six months ended June 2002 versus $4.6 million in the June 2001 period. The expenditures in 2002 totaling $1.1 million were for Huckleberry mine ongoing capital projects. The 2001 period included higher levels of expenditures at both the Huckleberry and the Mount Polley Mine totaling $4.3 million. Expenditures on exploration properties were minimal in 2002 compared to $0.3 million in the 2001 period. Other investment activities in the prior years period included the addition of $1.9 million to reclamation bonds on the Mount Polley Mine. Proceeds from the sale of a subsidiary and mineral properties totaled $0.7 million in the six months ended June 30, 2002 compared to $0.2 million in the 2001 period.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Long term debt was reduced by $0.3 million during the six months ended June 30, 2002 compared to $4.5 million in the June 2001 period.

In April 2001 the Company issued convertible debentures for net proceeds of $4.6 million. These funds were used to repay short term debt used to purchase the additional interest in the Mount Polley Mine from Sumitomo effective December 31, 2000. The convertible debentures were repaid in April 2002 with common shares of IEI Energy Inc. as part of the Plan.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on September 30, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine. Ongoing exploration expenditures, project holding costs, and corporate cost will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings when appropriate.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED BALANCE SHEETS

	June 30, 2002	December 31, 2001 *(Proforma – Note 1)*	June 30, 2001 *(Proforma – Note 1)*
ASSETS			
Current Assets			
Cash and cash equivalents	$656,205	$2,696,509	$3,128,276
Marketable securities (market value - $609,656)	404,175	-	-
Accounts receivable	5,170,944	4,074,460	7,151,703
Inventory	4,684,675	6,908,209	14,428,123
	10,915,999	13,679,178	24,708,102
Mineral Properties	66,071,157	69,085,490	84,325,519
Future Site Reclamation Deposits	7,285,841	7,665,075	7,574,301
Other Assets	1,541,546	1,448,256	1,468,545
	$85,814,543	$91,977,999	$118,076,467
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,426,047	$10,757,315	$18,492,448
Short term debt	-	-	5,972,645
Current portion of limited recourse long term debt	31,429,239	31,507,776	24,184,133
Current portion of other long term debt	-	-	3,717,972
	36,855,286	42,265,091	52,367,198
Limited Recourse Long Term Debt and Accrued Interest	44,508,470	46,036,627	49,068,702
Other Long Term Debt	-	3,000,000	-
Debt Component of Convertible Debentures	-	2,692,717	2,515,947
Other Long Term Liabilities	-	-	1,198,000
Future Site Reclamation Costs	8,703,252	8,781,881	8,404,784
	90,067,008	102,776,316	113,554,631
(CAPITAL DEFICIENCY)			
Share Capital	2,543,077		
Deficit	(6,795,542)		
	(4,252,465)		
	$85,814,543		
NET ASSETS (DEFICIENCY) OF THE MINING BUSINESS		(10,798,317)	4,521,836
		$91,977,999	$118,076,467

CONTINUING OPERATIONS (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the Six Months Ended June 30, 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
REVENUES				
Mineral, net of royalties	$12,892,872	$32,059,189	$26,115,380	$54,068,213
Other	156,155	270,087	311,833	782,159
	13,049,027	32,329,276	26,427,213	54,850,372
EXPENSES				
Mineral production, treatment and transportation	12,867,305	27,950,242	25,874,707	47,335,195
Depletion, depreciation and amortization	1,700,430	3,366,685	3,930,608	6,885,233
Administration	325,573	224,887	480,807	415,148
Capital taxes	31,480	48,563	63,337	95,419
Interest on long term debt	791,766	1,587,096	1,577,255	3,079,254
Other interest	90,501	181,962	97,746	448,573
Foreign exchange loss (gain) on long term debt	(2,918,308)	3,196,643	(2,883,265)	3,085,743
Other foreign exchange loss	92,795	689,208	170,617	929,491
	12,981,542	37,245,286	29,311,812	62,274,056
OPERATING INCOME (LOSS)	67,485	(4,916,010)	(2,884,599)	(7,423,684)
Other income	389,975	213,532	637,821	217,353
INCOME (LOSS) BEFORE TAXES	457,460	(4,702,478)	(2,246,778)	(7,206,331)
Income and mining taxes	83,386	116,678	127,633	262,503
NET INCOME (LOSS)	374,074	$(4,819,156)	(2,374,411)	$(7,468,834)
Deficit, Beginning of Period	(7,169,616)		-	
Charge to deficit (Note 1)	-		(4,421,131)	
Deficit, End of Period	$(6,795,542)		$(6,795,542)	
Earnings (Loss) Per Share	$0.02	$(0.60)	$(0.15)	$(0.93)

Supplemental Disclosure of Outstanding Shares	June 30, 2002	August 20, 2002
Common shares outstanding	15,769,173	15,769,411
Fully diluted common shares outstanding	15,969,173	17,464,411

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
OPERATING ACTIVITIES				
Net income (loss)	$374,074	$(4,819,156)	$(2,374,411)	$(7,468,834)
Items not affecting cash flows				
Depletion, depreciation and amortization	1,700,430	3,366,685	3,930,608	6,885,233
Foreign exchange loss (gain) on long term debt	(2,918,308)	3,196,643	(2,883,265)	3,085,743
Accrued interest on long term debt	695,520	1,285,642	1,380,191	2,620,987
Other	(299,418)	(149,730)	(491,725)	253,259
	(447,702)	2,880,084	(438,602)	5,376,388
Net change in non-cash operating balances	(1,447,300)	(28,133)	(39,185)	2,776,520
Cash (used in) provided by operating activities	(1,895,002)	2,851,951	(477,787)	8,152,908
FINANCING ACTIVITIES				
Decrease in long term debt	(137,269)	(3,906,626)	(274,868)	(4,522,830)
Convertible debentures, net of issue costs of $66,483	-	4,603,517	-	4,603,517
Decrease in other long term liabilities	-	(575,884)	-	(555,665)
Cash (used in) financing activities	(137,269)	(121,007)	(274,868)	(474,978)
CASH (USED IN) PROVIDED BY OPERATING AND FINANCING ACTIVITIES	(2,032,271)	2,730,944	(752,655)	7,677,930
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(775,586)	(2,872,221)	(1,058,763)	(4,609,948)
Other	692,485	285,276	1,033,839	(1,699,898)
Cash provided by (used in) investment activities	(83,101)	(2,585,945)	(24,924)	(6,309,846)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,115,372)	144,999	(777,579)	1,368,084
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,771,577	2,983,277	-	1,760,192
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	-	-	1,433,784	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$656,205	$3,128,276	$656,205	$3,128,276

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2002

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
SUPPLEMENTAL INFORMATION				
Interest expense paid	$205,892	$383,488	$313,955	$916,947
Taxes paid	$278,833	$390,335	$278,833	$396,565

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

Pursuant to the Plan the Company acquired the mining business from its parent company in consideration for common shares of the Company (Note 1) with a book value of $2,543,076. Also under the Plan the Company transferred $3,000,000 of long term debt to its parent (Note 1).

During the three months ended June 30, 2002 the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2002

1. BASIS OF PRESENTATION, PROFORMA FINANCIAL INFORMATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to the Company that has now been renamed Imperial Metals Corporation.

The acquisition of the mining business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

Imperial had no operations prior to January 1, 2002. For comparative purposes the Company has provided proforma comparative financial information based on the historical financial information of the mining business formerly part of Energy. This information incorporates the adoption of certain new accounting policies described further below. For purposes of calculating proforma earnings per share the weighted average number of outstanding common shares of the Company have been assumed to be the same as those of Energy after giving effect to the 1 for 10 consolidation of the common shares of Energy under the Plan, being 8,058,601 common shares for the three months ended June 30, 2001 and 8,056,134 common shares for the six months ended June 30, 2001.

The assets and liabilities of the mining business acquired by Imperial effective January 1, 2002 in exchange for 15,769,172 common shares of the Company are as follows:

Working Capital	
Cash	$1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,584,504
Limited Recourse Long Term Debt and Accrued Interest	(46,036,627)
Future Site Reclamation Costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$2,543,076
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,172 common shares of Imperial	$2,543,076

(UNAUDITED – PREPARED BY MANAGEMENT)

The mining assets and liabilities purchased were transferred at Energy's book values at January 1, 2002. The Company adopted the new accounting standards for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy, will result in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138 (2001 - $2,499,971), $2,541,316 (2001- $3,356,714), $4,172,805 (2001 - $1,234,165) and $232,853 (2001 - $419,784) respectively, and a charge to the deficit of $4,421,131 (2001 - $1,671,124) as at January 1, 2002 (January 1, 2001) on the financial statements of Imperial.

The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value

50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors

100,000,000 Common Shares without par value

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	1	$ 1	-	$ -
Issued on acquisition of the mining business of Energy	15,769,172	2,543,076	-	-
Balance, end of period	15,769,173	$2,543,077	-	$ -

The Company was incorporated in December 2001.

Options

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. The new recommendations require that stock based payments to non employees be accounted for using a fair value based method of accounting. No stock based awards are made available to non employees. The recommendations encourage, but do not require, the use of a fair value based method to account for stock based compensation to employees. The Company has elected to not use the fair value based method to account for stock based compensation to employees, however it will disclose the proforma effect of the stock based compensation on its financial results. No options were outstanding at June 30, 2002. On July 22, 2002 options were issued to employees and the Company will disclose the proforma effect of the stock based compensation in the period to which it applies.

As part of the Plan new options were authorized to directors, officers and employees to purchase up to 1,500,000 post consolidation shares of the Company. On July 22, 2002 the Company granted options to purchase 1,495,000 shares at a price of $0.50 per common share to directors, officers and employees.

At June 30, 2002, 200,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $12.50 after December 31, 2001 up to December 31, 2002.

IMPERIAL METALS CORPORATION

Third Quarter Report

For the Nine Months Ended September 30, 2002

Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

The comparative financial results for the three months and nine months ended September 30, 2002 and September 30, 2001 are summarized below:

	Three Months Ended September 30		Nine Months Ended September 30	
(unaudited)	2002	2001	2002	2001
	(000's)	*(000's)*	*(000's)*	*(000's)*
	(except per share amounts)		*(except per share amounts)*	
Revenues	$11,806	$34,870	$38,234	$89,720
Operating Loss	$4,741	$3,113	$7,626	$10,537
Net Loss	$10,121	$6,019	$12,496	$13,488
Net Loss Per Share	$0.64	$0.75	$0.79	$1.67
Cash Flow	$586	$1,641	$147	$7,017
Cash Flow Per Share	$0.04	$0.20	$0.01	$0.87

The reduction in operating revenue is attributable to the suspension of the Mount Polley mine in September 2001.

Exploration - Sterling (Nevada)
A geophysical survey will be carried out on the Sterling property in the fourth quarter in preparation of further drilling to expand the highly prospective 144 Zone. The most recent assays reported for the 144 zone included 0.54 oz/t Au over 37 feet in hole 02-18 and 0.51 oz/t Au over 48 feet in hole 02-21.

The geophysical survey technique will be natural source audio-frequency magneto tellurics (NSAMT), which has been successful in detecting low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in Sterling type environments.

The 100% owned Sterling property is located near Beatty, Nevada, 185 kilometres (115 miles) northwest of Las Vegas.

Exploration - Nak Property (British Columbia)
Imperial has staked claims in the Atlin Mining District of northwestern British Columbia adjacent to the Joss'alun showing, discovered by BC Ministry of Energy and Mines (BCMEM) geologists while conducting regional mapping, as part of the joint federal and provincial Atlin Targeted Geoscience Initiative.

The newly acquired claims, which will be known as the Nak Property, are located approximately 75 kilometres southeast of Atlin, in the northwest corner of BC, approximately 110 km south of the Yukon border.

The Joss'alun showing is described as a series of stacked lenses of semi-massive chalcopyrite and lesser pyrite, which are hosted by a dominantly mafic volcaniclastic unit interpreted to have formed in a submarine setting.

Assay values for samples collected by BCMEM geologists on the Joss'alun showing were:

Sample Number	*Sample Type*	*Copper Assay (Cu%)*
MMI02-33-15	Grab	7.34
MMI02-34-6	Grab	10.15
MMI02-34-9	Grab	7.66
MMI02-34-10-1	90 cm chip	3.35
MMI02-34-10-2	35 cm chip	7.33

Operations - Huckleberry Mine
Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and nine months ended September 30, 2002 are summarized as follows:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Ore milled (tonnes)	1,884,507	5,397,507
Ore milled per calendar day (tonnes)	20,484	19,771
Ore milled per operating day (tonnes)	21,630	21,209
Grade (%) – Copper	0.548	0.531
Grade (%) – Molybdenum	0.013	0.015
Recovery (%) – Copper	86.91	88.66
Recovery (%) – Molybdenum	38.68	51.60
Copper produced (lbs)	19,779,061	55,977,127
Molybdenum produced (lbs)	214,120	900,905

Huckleberry remains in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life.

Operations - Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares. Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices.

The Springer Pit will be the major source of feed for the restart of operations at Mount Polley. A significant portion of the copper contained in this pit is in the form of copper oxide minerals, which are poorly recovered by our existing flotation plant. With financial assistance from the Federal Government's Industrial Research Assistance Program we have be studying innovative ways to increase the recovery of copper from the oxide minerals contained in the Springer Pit. The laboratory results indicate that we may have a viable method of increasing copper oxide recovery from near surface highly oxidized material from about 11% using our current flotation method to in excess of 80%. If we are able to prove this new method, we could increase the amount of copper we could produce from our currently designed Springer Pit alone, from about 120 million pounds to 180 million pounds, a 50% increase. Further and larger scale testing of this new copper oxide recovery method is being planned.

Rights Offering

The Company is planning to raise money by way of a rights offering. Rights to purchase a total of 3,942,353 Common Shares will be issued to shareholders resident in the Provinces of British Columbia, Alberta and Ontario. The rights will be priced in the context of the market. Shareholders who do not have an address of record in one of the qualifying jurisdictions will be able to sell their rights. Imperial regrets that not all of its shareholders will be able to participate in the rights offering but as most of Imperial's shareholders reside in the qualifying jurisdictions, it was deemed too costly to qualify the rights offering for participation by shareholders residing in other jurisdictions.

Outlook

Imperial will continue to focus on activities that generate shareholder value such as exploration at Sterling and metallurgical work at Mount Polley. The planned rights offering is expected to raise sufficient funds to achieve these immediate objectives. Imperial will also be more active in turning assets to account and will continue efforts to realign its property portfolio.

Pierre Lebel
President

Quarterly Management's Discussion & Analysis

The Company began operations on January 1, 2002 when it acquired the metals business of IEI Energy Inc. as part of the reorganization of that Company. In the reorganization, IEI Energy Inc. retained the oil and natural gas and investment assets and sold the metals business to Imperial Metals Corporation.

The financial statements of the Company are compared to the proforma financial statements of the mining business as carried on by IEI Energy Inc. after adjustment for the changes in accounting policies as described further in Note 1 of the financial statements.

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Results of Operations

Financial Results
Operating revenues decreased to $11.8 million in the quarter ended September 30, 2002 from $34.9 million in the quarter ended September 30, 2001. The quarter ended September 30, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the quarter ended September 30, 2002 Imperial incurred a loss of $10.1 million ($0.64 per share) compared to a net loss of $6.0 million ($0.75 per share) in the prior year.

Mineral Operations
Mineral revenues decreased to $11.7 million in the September 2002 quarter from $34.6 million in the prior year's quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.7 million from its mining operations in the current three month period compared to cash flow of $1.7 million in prior year's period. The principal product the Company produces and sells is copper and copper prices continue to be weak.

Interest Expense
Interest expense on long term debt decreased to $0.8 million in the current period from $1.3 million in the three months ended September 30, 2001. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Foreign Exchange on Long Term Debt
Foreign exchange movements on US dollar denominated long term debt resulted in a loss of $2.6 million in the three months ended September 30, 2002 compared to a gain of $0.1 million in the prior period.

Writedown of Mineral Property
The Company evaluates its mineral property holdings on a regular basis. In the three months ended September 30, 2002 the Company wrote down of the carrying value of one of its properties by $5.1 million to adjust the carrying value to market conditions.

In June 2001 the Company announced the suspension of mining and milling operations at Mount Polley mine for the end of September 2001. During the quarter ended September 30, 2001 the Company recorded a loss of $2.8 million on the writedown of the Mount Polley Mine, net of cost reductions resulting from the suspension of mining and milling operations.

Taxes
In both the 2002 and 2001 quarters the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards as well as and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The Company recorded a net loss of $10.1 million in the September 2002 quarter compared to a loss of $6.0 million in the September 2001 quarter, and cash flow from operations declined to $0.6 million in the current quarter from $1.6 million in the prior year's quarter. Reduced operating margins, primarily from lower copper prices, negatively impacted cash flow from operations.

Working Capital
Working capital at September 30, 2002, excluding current portion of long term debt of $33.1 million, was greatly improved to $4.4 million from the $2.5 million at September 30, 2001. This improvement was as a result of the Plan which discharged about $4.5 million, in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $1.7 million in the September 2002 quarter versus $2.1 million in the September 2001 quarter. The expenditures in 2002 were primarily for Huckleberry mine ongoing capital projects totaling $1.2 million, the same expenditure level as in the 2001 quarter.

Exploration expenditures were $0.5 million in 2002 and focused on drilling at Sterling. In the 2001 quarter a total of $0.3 million was spent on exploration, primarily at the Sterling project.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Long term debt was reduced by $0.1 million during the quarter ended September 30, 2002 compared to $0.4 million in the September 2001 quarter.

In April 2001 the Company issued convertible debentures for net proceeds of $4.6 million. These funds were used to repay short term debt used to purchase the additional interest in the Mount Polley Mine from Sumitomo effective December 31, 2000. The convertible debentures were repaid in April 2002 with common shares of IEI Energy Inc. as part of the Plan.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on December 31, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine totaling $5.5 million.

The Company is planning a rights offering to raise funds to use primarily to advance the Sterling project.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Results of Operations

Financial Results
Operating revenues decreased to $38.2 million in the nine months ended September 30, 2002 from $89.7 million in the nine months ended September 30, 2001. The nine months ended September 30, 2002 included sales from only the Huckleberry Mine as operations at the Mount Polley Mine were suspended in September 2001.

In the nine months ended September 30, 2002 Imperial recorded a net loss of $12.5 million ($0.79 per share) compared to a net loss of $13.5 million ($1.67 per share) in the prior period.

Mineral Operations
Mineral revenues decreased to $37.8 million in the September 2002 period from $88.7 million in the prior year's period. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $0.9 million from its mining operations in the nine months ending September 30, 2002 compared to cash flow of $8.4 million in prior year's period. The principal product the Company produces and sells is copper, and copper prices continue to be weak.

Interest Expense
Interest expense on long term debt decreased to $2.4 million in the nine months ended September 30, 2002 from $4.4 million in the September 30, 2001 period. Interest costs on long term debt were lower in 2002 due to lower interest rates in 2002 on Huckleberry mine debt and lower corporate non project debt levels. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Foreign Exchange on Long Term Debt
Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $0.3 million in the nine months ended September 30, 2002 compared to a loss of $3.0 million in the prior period.

Writedown of Mineral Property
The Company evaluates its mineral property holdings on a regular basis. In the three months ended September 30, 2002 the Company wrote down of the carrying value of one of its properties by $5.1 million to adjust the carrying value to reflect market conditions.

In June 2001 the Company announced the suspension of mining and milling operations at Mount Polley mine for the end of September 2001. During the quarter ended September 30, 2001 the Company recorded a loss of $2.8 million on the writedown of the Mount Polley Mine, net of cost reductions resulting from the suspension of mining and milling operations.

Taxes
In both the 2002 and 2001 the effective tax recovery rate was significantly less than the expected tax rate of 44.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The net loss decreased from $13.5 million in the nine months ended September 2001 to $12.3 million the September 2002 period, however cash flow from operations declined from $7.0 million to $0.1 million in the current nine month period. The lower cash flow in the current period reflects reduced mine operating margins and less non cash items than in the prior year.

Working Capital
Working capital at September 30, 2002, excluding current portion of long term debt of $33.1 million, was greatly improved to $4.4 million from the $2.5 million at September 30, 2001, as a result of the Plan, which discharged about $4.5 million in amounts owed to unsecured creditors.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $2.7 million in the nine months ended September 2002 versus $6.7 million in the September 2001 period. Expenditures in 2002 totaling $2.4 million were for Huckleberry mine ongoing capital projects compared to $5.1 million in 2001. The 2001 period included expenditures of $1.7 million at the Mount Polley Mine. Expenditures on exploration properties were $0.5 million in 2002 compared to $0.7 million in the 2001 period with the majority of these funds spent at Sterling. Other investment activities in the prior year included the addition of $1.9 million to reclamation bonds for the Mount Polley Mine. Proceeds from the sale of a subsidiary and mineral properties totaled $1.0 million in the nine months ended September 30, 2002 compared to $0.5 million in the 2001 period.

Debt and Equity Financing
All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Long term debt was reduced by $0.4 million during the nine months ended September 30, 2002 compared to $5.8 million in the September 2001 period.

In April 2001 the Company issued convertible debentures for net proceeds of $4.6 million. These funds were used to repay short term debt used to purchase the additional interest in the Mount Polley Mine from Sumitomo effective December 31, 2000. The convertible debentures were repaid in April 2002 with common shares of IEI Energy Inc. as part of the Plan.

Principal and interest payments on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on December 31, 2002. Huckleberry is presently in discussion with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley Mine totaling $5.5 million.

The Company is planning a rights offering to raise funds to use primarily to advance the Sterling project.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED BALANCE SHEETS

	September 30, 2002	December 31, 2001 (Proforma – Note 1)	September 30, 2001 (Proforma – Note 1)
ASSETS			
Current Assets			
Cash and cash equivalents	$200,288	$2,696,509	$2,545,316
Marketable securities (Market value - $651,374)	448,295	-	-
Accounts receivable	5,584,470	4,074,460	7,122,028
Inventory	4,871,310	6,908,209	9,230,738
	11,104,363	13,679,178	18,898,082
Mineral Properties	60,767,766	69,085,490	73,797,651
Future Site Reclamation Deposits	7,360,234	7,665,075	7,642,193
Other Assets	1,391,895	1,448,256	1,462,687
	$80,624,258	$91,977,999	$101,800,609
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$6,458,861	$10,757,315	$9,776,218
Short term debt	250,000	-	6,624,537
Current portion of limited recourse long term debt	33,118,928	31,507,776	27,745,019
Current portion of other long term debt	-	-	3,000,000
	39,827,789	42,265,091	47,145,774
Limited Recourse Long Term Debt and Accrued Interest	46,133,952	46,036,627	48,360,209
Other Long Term Debt	-	3,000,000	-
Debt Component of Convertible Debentures	-	2,692,717	2,602,832
Future Site Reclamation Costs	8,824,045	8,781,881	7,913,906
	94,785,786	102,776,316	106,022,721
(CAPITAL DEFICIENCY)			
Share Capital	2,755,182		
Deficit	(16,916,710)		
	(14,161,528)		
	$80,624,258		
NET (DEFICIENCY) OF THE MINING BUSINESS		(10,798,317)	(4,222,112)
		$91,977,999	$101,800,609

CONTINUING OPERATIONS (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Nine Months Ended September 30, 2002

	Third Quarter		Year to Date	
	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
REVENUES				
Mineral, net of royalties	$11,651,106	$34,630,802	$37,766,486	$88,705,015
Other	155,349	239,123	467,182	1,015,282
	11,806,455	34,869,925	38,233,668	89,720,297
EXPENSES				
Mineral production, treatment and transportation	10,976,211	32,960,463	36,850,918	80,295,658
Depletion, depreciation and amortization	1,925,932	3,761,325	5,856,540	10,646,558
Administration	225,557	165,671	706,364	580,819
Capital taxes	31,140	35,699	94,477	131,118
Interest on long term debt	834,920	1,292,329	2,412,175	4,371,583
Other interest	35,488	166,901	133,234	615,474
Foreign exchange (gain) loss on long term debt	2,630,002	(107,538)	(253,263)	2,978,205
Other foreign exchange (gain) loss	(111,811)	(291,472)	58,806	638,019
	16,547,439	37,983,378	45,859,251	100,257,434
OPERATING LOSS	4,740,984	3,113,453	7,625,583	10,537,137
Writedown of mineral properties	5,053,885	8,087	5,053,885	8,683
Writedown of mineral property, net of cost reductions resulting from suspension of mining and milling operations at the Mount Polly mine	-	2,835,597	-	2,835,597
Other (income) expense	231,479	(141,389)	(406,342)	(359,338)
LOSS BEFORE TAXES	10,026,348	5,815,748	12,273,126	13,022,079
Income and mining taxes	94,820	203,315	222,453	465,818
NET LOSS	10,121,168	$6,019,063	12,495,579	$13,487,897
Deficit, Beginning of Period	6,795,542			
Charge to deficit (Note 1)	-		4,421,131	
Deficit, End of Period	$16,916,710		$16,916,710	
Earnings (Loss) Per Share	$(0.64)	$(0.75)	$(0.79)	$(1.67)

Supplemental Disclosure of Outstanding Shares	September 30, 2002	November 28, 2002
Common shares outstanding	15,769,411	15,769,411
Fully diluted common shares outstanding	17,464,411	17,464,411

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2002

	Third Quarter		Year to Date	
	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
OPERATING ACTIVITIES				
Net loss	$(10,121,168)	$(6,019,063)	$(12,495,579)	$(13,487,897)
Items not affecting cash flows				
Depletion, depreciation and amortization	1,925,932	3,761,315	5,856,540	10,646,558
Foreign exchange loss (gain) on long term debt	2,630,002	(107,538)	(253,263)	2,978,205
Accrued interest on long term debt	745,659	987,318	2,125,850	3,608,305
Writedown of mineral properties	5,053,885	8,087	5,053,885	8,683
Writedown of mineral property, net of cost reductions resulting from suspension of mining and milling operations at Mount Polly mine	-	2,835,597	-	2,835,597
Other	351,453	175,258	(140,272)	427,911
	585,764	1,640,974	147,162	7,017,362
Net change in non-cash operating balances	638,533	2,338,283	599,348	5,114,803
Cash provided by operating activities	1,224,297	3,979,257	746,510	12,132,165
FINANCING ACTIVITIES				
Decrease in long term debt	(142,941)	(1,311,760)	(417,809)	(5,834,590)
Convertible debentures, net of issue costs of $82,301	-	(15,818)	-	4,587,699
Decrease in other long term liabilities	-	(1,198,000)	-	(1,753,665)
Cash (used in) financing activities	(142,941)	(2,525,578)	(417,809)	(3,000,556)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	1,081,356	1,453,679	328,701	9,131,609
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(1,672,714)	(2,103,092)	(2,731,477)	(6,713,040)
Other	135,441	66,453	1,169,280	(1,633,445)
Cash (used in) investment activities	(1,537,273)	(2,036,639)	(1,562,197)	(8,346,485)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(455,917)	(582,960)	(1,233,496)	785,124
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	656,205	3,128,276	-	1,760,192
CASH ACQUIRED ON PURCHASE OF THE MINING BUSINESS (Note 1)	-	-	1,433,784	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$200,288	$2,545,316	$200,288	$2,545,316

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2002

	Third Quarter Three Months Ended September 30		Year to Date Nine Months Ended September 30	
	2002	2001 *Proforma-Note 1*	2002	2001 *Proforma-Note 1*
SUPPLEMENTAL INFORMATION				
Interest expense paid	$40,973	$503,633	$354,928	$1,420,580
Taxes paid (recovered)	$10,820	$(11,614)	$289,653	$384,951

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING AND INVESTING ACTIVITIES

Pursuant to the Plan the Company acquired the mining business from its parent company in consideration for common shares of the Company (Note 1) with a book value of $2,543,076. Also under the Plan the Company transferred $3,000,000 of long term debt to its parent (Note 1).

During the three months ended June 30, 2002 the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

During the three months ended September 30, 2002 the Company sold an interest in a mineral property and received part of the proceeds in common shares of the purchaser valued at $50,000, the market value of the shares received.

IMPERIAL METALS CORPORATION
(formerly IMI Imperial Metals Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002

1. BASIS OF PRESENTATION, PROFORMA FINANCIAL INFORMATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to the Company that has now been renamed Imperial Metals Corporation.

The acquisition of the mining business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as this date provides the most meaningful presentation for both businesses as the reorganization occurred with entities under common control.

Imperial had no operations prior to January 1, 2002. For comparative purposes the Company has provided proforma comparative financial information based on the historical financial information of the mining business formerly part of Energy. This information incorporates the adoption of certain new accounting policies described further below. For purposes of calculating proforma earnings per share the weighted average number of outstanding common shares of the Company have been assumed to be the same as those of Energy after giving effect to the 1 for 10 consolidation of the common shares of Energy under the Plan, being 8,066,438 common shares for the three months ended September 30, 2001 and 8,059,606 common shares for the nine months ended September 30, 2001.

The assets and liabilities of the mining business acquired by Imperial effective January 1, 2002 in exchange for 15,769,410 common shares of the Company are as follows:

Working Capital	
Cash	$1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,796,609
Limited recourse long term debt and accrued interest	(46,036,627)
Future site reclamation costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$2,755,181
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,410 common shares of Imperial	$2,755,181

(UNAUDITED – PREPARED BY MANAGEMENT)

The mining assets and liabilities purchased were transferred at Energy's book values at January 1, 2002. The Company adopted the new accounting standards for recording foreign exchange gains and losses on translation or settlement of long term monetary items and the new standard for revenue recognition to record mineral sales revenues when concentrate is shipped from port and the Company no longer bears risk of passage. These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy, will result in an increase in the opening values of inventory and a decrease in accounts receivable, deferred foreign exchange, accounts payable and accrued liabilities of $2,060,138 (2001 - $2,499,971), $2,541,316 (2001- $3,356,714), $4,172,805 (2001 - $2,469,637) and $232,852 (2001 - $419,784) respectively, and a charge to the deficit of $4,421,131 (2001 - $2,906,596) as at January 1, 2002 (January 1, 2001) on the financial statements of Imperial.

The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value

50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors

100,000,000 Common Shares without par value

Issued and Fully Paid	2002		2001	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	1	$ 1	-	$ -
Issued on acquisition of the mining business of Energy	15,769,410	2,755,181	-	-
Balance, end of period	15,769,411	$2,755,182	-	$ -

The Company was incorporated in December 2001.

Options

Effective January 1, 2002 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. The new recommendations require that stock based payments to non employees be accounted for using a fair value based method of accounting. No stock based awards are made available to non employees. The recommendations encourage, but do not require, the use of a fair value based method to account for stock based compensation to employees and directors. The Company has elected to not use the fair value based method to account for stock based compensation to employees and directors, however it will disclose the proforma effect of the stock based compensation on its financial results.

IMPERIAL METALS CORPORATION

(formerly IMI Imperial Metals Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2002

As part of the Plan new options were authorized to directors, officers and employees to purchase up to 1,500,000 shares of the Company. No options were outstanding prior to July 22, 2002.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $26,195 in respect of the share options issued in July 2002. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Net Loss		
As reported	$10,121,168	$12,495,579
Compensation expense	26,195	26,195
Proforma	$10,147,363	$12,521,776
Basic loss per share		
As reported	$0.64	$0.79
Proforma	$0.64	$0.79

The fair value of the share options was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options will be accounted for in the period of forfeiture.

At September 30,2002 the Company had a total of 1,495,000 share options outstanding at an exercise price of $0.50 per share.

At September 30, 2002, 200,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $12.50 up to December 31, 2002.

82-34714

IMPERIAL METALS CORPORATION

03 MAY 30 AM 7:21

First Quarter Report

For the Three Months Ended March 31, 2003

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

To Our Shareholders

We are pleased to report that the Company has achieved its initial objectives for both the Sterling gold property and the Mount Polley mine, as outlined one year ago in the first report to shareholders of the *new Imperial Metals Corporation*.

Exploration on the 144 Zone at Sterling has been ongoing. The most recent program, consisting of 13 holes, achieved its twin objectives of expanding the 144 Zone and extending high grade structures within the zone.

At Mount Polley we continue to be encouraged by research results which suggest that metal recoveries from the highly oxidized Springer Pit mineralization can be significantly increased, adding value to the project.

In February 2003 Imperial completed a Rights Offering which raised net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. Proceeds from the Rights Offering are being used primarily to finance the continued exploration of the 144 Zone at the Sterling property. The Company has also augmented cash resources from the sale of marketable securities, mineral properties and mining equipment.

Imperial's comparative financial results for the three months ended March 31, 2003 and March 31, 2002 are summarized below, and discussed in detail in the attached Management's Discussion and Analysis.

(unaudited)	March 31, 2003	March 31, 2002
Revenues	$13,376,000	$13,378,000
Net Income (Loss)	$939,000	$(2,748,000)
Net Income (Loss) Per Share	$0.05	$(0.17)
Cash Flow	$(576,000)	$9,000
Cash Flow Per Share	$(0.03)	$0.00

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Although the Company owns 50% of Huckleberry Mines Ltd., all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. The Company's share of the income attributable to Huckleberry Mines Ltd. for the three months ended March 31, 2003 was $1.3 million, which includes a $4.4 million foreign exchange gain on long term debt. Excluding Huckleberry Joint Venture assets and liabilities, cash and cash equivalents at March 31, 2003 was $1.6 million and working capital was $0.9 million.

At the beginning of the quarter, Pierre Lebel was appointed Chairman of the Board. Mr. Lebel was President of Imperial from 1986 to January 2003. Brian Kynoch was appointed President, having held the position of Senior Vice President and Chief Operating Officer of Imperial from 1995 to January 2003.

Sterling
At the Company's 100% owned Sterling gold property, located in southwest Nevada, a 9,000 foot combined rotary and diamond drill program was initiated in the first quarter, and continued into the second quarter. Assay results expanded the 144 Zone to 350 feet by 750 feet. Final assay results were released on May 23, 2003. Another round of drilling will begin at the end of May, 2003.

Mount Polley
A comprehensive exploration program will be carried out in 2003 at the 100% owned Mount Polley mine, presently on care and maintenance. The planned work will include soil geochemistry, geophysics, trenching and drilling, and will be focused on the following three priorities: (1) extensions of mineralized zones to depth beneath the Springer and Bell zones, (2) under explored targets away from the main zones, and (3) expanding the near surface zones of high oxide mineralization. The goal of this work will be to expand the reserve base of the Mount Polley mine.

Research on new techniques to economically leach copper oxide mineralization in the Springer Pit at Mount Polley began in 2002 and continued into the first quarter of 2003 with larger test columns being started. Results of the research, conducted at the BC Research Laboratories in Vancouver, may add considerable value to Mount Polley. The Company will reevaluate the mine's oxide copper resources, and reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content.

Nak
The Nak property, staked in 2002, is Imperial's most recent exploration property acquisition. Early this year a geophysical exploration program was carried out to help establish the basis of our 2003 summer field program. This promising new copper discovery may well be the nucleus of B.C.'s next area play. The Nak property is located in northwest BC, approximately 75 kilometres southeast of Atlin.

Huckleberry Mine
Imperial is the operator, and 50% owner through a subsidiary, of Huckleberry Mines Ltd. located 123 kilometres southwest of Houston in west-central British Columbia. Production statistics for the first quarter are provided below.

Production Statistics	Three Months Ended March 31	
(unaudited)	2003	2002
Ore milled (tonnes)	1,723,600	1,823,771
Ore milled per calendar day (tonnes)	19,151	20,264
Ore milled per operating day (tonnes)	20,682	21,773
Grade (%) – Copper	0.538	.512
Grade (%) – Molybdenum	0.011	.019
Recovery (%) – Copper	86.80	94.00
Recovery (%) – Molybdenum	25.00	68.15
Copper produced (lbs)	17,742,000	19,359,963
Molybdenum produced (lbs)	106,990	511,779

The Huckleberry Mine continues to be challenged by ongoing low copper prices and the recent strengthening of the Canadian dollar, mining plans may have to be revised again to meet these challenges. This revised mine design may result in a shorter mine life.

Looking Forward
We will continue to advance our exploration and mining assets for the purpose of increasing shareholder value. We are highly encouraged by our continued exploration success at Sterling which is coincident with a strong gold market. We look forward to reporting to you on the results of the initiatives now underway at Imperial.

Brian Kynoch
President

Management's Discussion & Analysis

The financial position of the Company, excluding its share of Huckleberry Mines Ltd., continues to improve with the completion of a rights offering in February 2003 that added $1.3 million to the treasury. The Company continues to focus its attention toward productive assets, turning non producing assets into cash. In February 2003 Imperial sold its wholly owned subsidiary, Similco Mines Ltd., owner of the Similco mine near Princeton, BC.

Huckleberry Mines Ltd.

The financial position and results of operations of the Company are primarily influenced by the results of Huckleberry Mines Ltd., the Company's 50% joint venture accounted operating mine. Note 4 to the financial statements disclose the impact of Huckleberry Mines Ltd. on the financial position and results of operations of Imperial and although the Company owns 50% of Huckleberry Mines Ltd. all the debt and other obligations of Huckleberry Mines Ltd. are non recourse to Imperial. Therefore on a consolidated basis the Company's financial results and financial position are substantially dependent on those of Huckleberry Mines Ltd. but Imperial's financial exposure is limited to its $2.5 million loan to Huckleberry Mines Ltd.

Huckleberry Mines Ltd. continues to face challenges in operating at the current copper price and exchange rate. Huckleberry Mines Ltd. will not be able to meet a loan interest and principal payment of $55 million due on June 30, 2003 and therefore continues to negotiate with its lenders to restructure the loan payment schedule. The outcome of these negotiations is uncertain and could result in the Company losing its interest in Huckleberry Mines Ltd. The ongoing operations of the Company would not be materially affected if it lost its 50% interest in Huckleberry Mines Ltd. If the Company no longer had an interest in Huckleberry Mines Ltd. its assets and liabilities would shrink substantially, and since Huckleberry's liabilities exceed its assets, Imperial's financial position would improve significantly. For further details see Note 4 to the consolidated financial statements.

Business Focus

The Company continues with its new focus on gold exploration and subsequent to the March 31, 2003 completed additional drilling at the Sterling property in Nevada with encouraging results. Further drilling is planned for late in the second quarter.

The recent strengthening of the Canadian Dollar versus the US Dollar has reduced the cost of repaying the long term debt due by Huckleberry. However, if the exchange rate stays at these levels then Huckleberry's revenues will decrease significantly as a result of the lower exchange rate once currency hedges currently in place expire at the end of the third quarter of 2003.

During the first quarter of 2003 the Company continued with its research program to advance the use of new heap leach technology to improve copper recoveries at the Mount Polley mine, currently held on care and maintenance.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

Exploration and development prospects are affected by the price of copper and more importantly for the Company, the price of gold. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US dollars and therefore the US/Cdn dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry Mines Ltd. is denominated in US dollars and this affects the interest paid in Cdn dollars as well as the ultimate repayment amount of the debt. The Company's interest expense on its debt is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates.

Based on its 50% interest in the Huckleberry mine, the effect on the operating income of the Company for the period April 1 to December 31, 2003 for the following key indicators is as follows:

If the Copper price changes by US$0.01 per pound	$244,000
If the Gold price changes by US$10 per ounce	$52,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$116,000
If the LIBOR rate changes by 1%	$330,000
If the Bank Prime Rate changes by 1%	$62,000

These amounts are based on changes from the March 31, 2003 quarter end US/Cdn dollar exchange rate of 1.47 and copper price of US$0.72 per pound and include currency and commodity hedges in place as of May 23, 2003.

Results of Operations

Financial Results

Operating revenues were the same as in the prior year's quarter at $13.4 million. The majority of revenues in both quarters originated from the Huckleberry mine, currently the Company's only operating mine.

In the three months ended March 31, 2003 Imperial recorded income of $0.9 million ($0.05 per share) compared to a net loss of $2.7 million ($0.17 per share) in the comparative quarter.

The revenues and financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income during the three months ended March 31, 2003 totaled $1.3 million, primarily the result of a $4.4 million foreign exchange gain on long term debt.

The Company does not expect to be profitable in 2003 as the Company's share of losses from the Huckleberry mine for the period April 1 to December 31, 2003 are projected to be about $9 million, excluding foreign exchange gains or losses on long term debt. Cash requirements are considerably less than the $9 million loss due to the inclusion of non cash items therein, however Huckleberry continues to face challenges in maintaining operations at these low metal prices and exchange rates. Imperial is not obligated to fund its share of these losses which are obligations of Huckleberry Mines Ltd.

The financial future of Huckleberry Mines Ltd. is at the discretion of its lenders who continue to work with Huckleberry Mines Ltd. and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues were $13.2 million in the three months ended March 31, 2003, the same as in the 2002 quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial's cash flow from its mining operations declined to a deficit of $0.4 million in the three months ended March 31, 2003 from a positive $0.2 million in prior year's quarter. This decline is the result of higher production costs at the Huckleberry mine. Sales volumes of copper concentrate from the Huckleberry mine were similar in both quarters. Copper prices were slightly higher in 2003 compared to 2002 however the benefit of these higher prices was offset by a decline in the exchange rate of the US Dollar compared to the Canadian Dollar.

Interest Expense

Interest expense on long term debt increased to $0.9 million in the three months ended March 31, 2003 from $0.8 million in 2002 quarter. Interest costs on long term debt were slightly higher in 2003 due to higher interest rates in 2003 on Huckleberry mine debt.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US dollar denominated long term debt resulted in a gain of $4.4 million in the March 2003 quarter compared to a loss of $nil in the prior year. The Canadian dollar strengthened significantly against the US dollar in the March 2003 quarter compared to the March 2003 quarter when the exchange rate was more stable.

Taxes

In both the March 31, 2003 and the 2002 quarters the effective tax recovery rate was significantly less than the expected tax rate of 39.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards, as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net income of $0.9 million in the three months ended March 31, 2003 compared to a net loss of $2.7 million in 2002, while cash flow applied to operations (before net change in non cash operating balances) was $0.6 million in the three months ended March 31, 2003 compared to nil in the prior year's quarter. Reduced operating margins negatively impacted cash flow from operations during the March 2003 quarter.

Working Capital

Working capital at March 31, 2003, excluding current portion of long term debt of $36.5 million, was $4.6 million compared to the working capital of $6.2 million at December 31, 2002, primarily the result of reclassifying the Mount Polley supplies inventory of $1.5 million to mineral properties. All long term debt, including the current portion, is non recourse to Imperial, and the repayment terms of the long term debt on the Huckleberry mine are being renegotiated. The presentation in the financial statements is based on the repayment terms as they existed at March 31, 2003.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures totaled $1.1 million in the three months ended March 31, 2003 versus $0.3 million in the 2002 period. The expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects totaling $1.0 million compared to $0.3 million in 2002. Capital expenditures at Huckleberry for the remainder of 2003 are expected to be about $3.0 million.

Exploration expenditures were $0.3 million in 2003 and nil in 2002, primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the remainder of 2003 is expected to be about $0.8 million, primarily for drilling at Sterling.

In line with its business focus, the Company reduced its holdings of projects it does not consider key to its future. In February 2003 the Company sold its wholly owned subsidiary, Similco Mines Ltd, the owner of the Similco mine, which had been on care and maintenance since 1996, for proceeds of $0.1 million, to reduce costs. Certain mining equipment and real estate assets associated with the Similco mine were retained by the Company for future sale, increasing the cash expected to be realized from the sale of the Similco mine to a significantly higher amount. The Company also sold surplus mining equipment for proceeds of $0.3 million during the quarter ending March 31, 2003.

Debt and Equity Financing

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Repayment of long term debt was $0.1 million during the three months ended March 31, 2002 and nil during the current year's quarter.

Principal and interest payments on all of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on June 30, 2003. Huckleberry continues discussions with its lenders to restructure the fixed payments due under its loans to payments to be made as and when cash is available during the remaining mine life. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are only due if the mine and mill are in operation during the particular month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. Since the suspension of operations in September 2001, the Company is not required to make payments on the long term debt on the Mount Polley mine totaling $5.7 million.

In February 2003 the Company completed a rights offering and realized net proceeds of $1.3 million. These funds will be used primarily for drilling at the Sterling exploration project. After March 31, 2003 the Company further improving its working capital via securitizing of certain assets and releasing $1.4 million of cash included in future site reclamation deposits to pay $1.4 million in overdue property taxes for the Mount Polley mine.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from cash flow from operations, sale of assets, or joint venture arrangements and equity financings, when appropriate.

IMPERIAL METALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31 2003	December 31 2002	March 31 2002
ASSETS			
Current Assets			
Cash and cash equivalents	$1,765,197	$2,591,585	$2,771,577
Marketable Securities			
[Market value $ 1,426,405 (2002 - $1,538,705)]	1,086,866	1,056,152	-
Accounts receivable	1,540,854	2,481,264	2,933,170
Inventory	5,191,250	8,002,762	5,843,403
	9,584,167	14,131,763	11,548,150
Mineral Properties	49,238,844	49,140,467	67,153,489
Future Site Reclamation Deposits	3,878,058	7,352,584	7,567,871
Other Assets	1,406,539	1,392,341	1,397,699
	$64,107,608	$72,017,155	$87,667,209
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$5,001,823	$7,920,064	$5,332,506
Current portion of limited recourse long term debt	36,530,171	37,797,335	31,376,776
	41,531,994	45,717,399	36,709,282
Limited Recourse Long Term Debt and Accrued Interest	39,663,785	41,908,279	46,835,498
Future Site Reclamation Costs	4,979,112	8,646,811	8,748,968
	86,174,891	96,272,489	92,293,748
(CAPITAL DEFICIENCY)			
Share Capital	4,004,395	2,755,182	2,543,077
Deficit	(26,071,678)	(27,010,516)	(7,169,616)
	(22,067,283)	(24,255,334)	(4,626,539)
	$64,107,608	$72,017,155	$87,667,209

Continuing Operations (Note 1)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the Three Months Ended March 31, 2003 and 2002

	2003	2002
REVENUES		
Mineral, net of royalties	$13,223,577	$13,222,508
Other	152,765	155,678
	13,376,342	13,378,186
EXPENSES		
Mineral production, treatment and transportation	13,634,189	13,007,402
Depletion, depreciation and amortization	2,384,080	2,230,178
Administration	214,621	155,234
Capital taxes	-	31,857
Interest on long term debt	891,770	785,489
Other interest	656	7,245
Foreign exchange (gain) loss on long term debt	(4,403,428)	35,043
Other foreign exchange loss	50,837	77,822
	12,772,725	16,330,270
OPERATING INCOME (LOSS)	603,617	(2,952,084)
Other income	387,721	247,846
INCOME (LOSS) BEFORE TAXES	991,338	(2,704,238)
Income and mining taxes	52,500	44,247
NET INCOME (LOSS)	938,838	(2,748,485)
Deficit, Beginning of Period	(27,010,516)	-
Adjustment to confirm the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Note 1)	-	(4,421,131)
Deficit, End of Period	$(26,071,678)	$(7,169,616)
Basic and Diluted Income (Loss) Per Share	$0.05	$(0.17)

Supplemental Disclosure of Outstanding Shares		
	May 29, 2003	March 31, 2003
Common shares outstanding	19,711,764	19,711,764
Diluted common shares outstanding	21,241,764	21,226,764

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$938,838	$(2,748,485)
Items not affecting cash flows		
Depletion, depreciation and amortization	2,384,080	2,230,178
Foreign exchange (gain) loss on long term debt	(4,403,428)	35,043
Accrued interest on long term debt	820,516	684,671
Other	(316,286)	(192,307)
	(576,280)	9,100
Net change in non-cash operating balances	(567,808)	1,408,115
Cash (used in) provided by operating activities	(1,144,088)	1,417,215
FINANCING ACTIVITIES		
Repayment of long term debt	-	(137,599)
Issue of shares for cash, net of issue costs of $130,601	1,249,213	-
Cash provided by (used in) financing activities	1,249,213	(137,599)
INVESTMENT ACTIVITIES		
Acquisition and development of properties	(1,056,655)	(283,177)
Proceeds on sale of subsidiary, net of cash of $268	115,223	-
Other	9,919	342,354
Cash (used in) provided by investment activities	(931,513)	58,177
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(826,388)	1,337,793
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,591,585	-
CASH ACQUIRED ON ACQUISITION OF THE MINING BUSINESS (Note 1)	-	1,433,784
CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,765,197	$2,771,577
SUPPLEMENTAL INFORMATION		
Interest expense paid	$656	$108,063
Taxes paid	$138,568	$ -

(UNAUDITED – PREPARED BY MANAGEMENT)

1. BASIS OF PRESENTATION AND CONTINUING OPERATIONS

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired and the adjustment to conform the accounting policies of the Mining Business to those of the Company can be found in Notes 1 and 3 of the consolidated financial statements for the year ended December 31, 2002.

These financial statements are presented on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The continuation of the Company is dependent on its ability to generate positive cash flow from its operations, the ability to obtain additional financing from shareholders or third parties to meet obligations as they come due and ultimately the achievement of profitable operations.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company accounts for Huckleberry as an incorporated joint venture and recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (the "Lenders") (Notes 8(b) and (c) to the financial statements for the year ended December 31, 2002). As a result, Huckleberry negotiated a financial restructuring package, which among other provisions, resulted in a deferral of all principal and interest payments on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan. For the years 1999 through to June 30, 2003, payments of principal and interest are dependent on available cash. At March 31, 2003, Huckleberry's aggregate long term debt and accrued interest amounted to $143,503,776 of which the Company's share is $71,751,888.

On December 31, 2002 Huckleberry was obligated to repay the portion of the Huckleberry Mine Construction Loan and all accrued unpaid interest thereon aggregating $58.8 million (US$37.2 million) which was deferred as part of the financial restructuring package. The repayment date on the Huckleberry Mine Construction Loan was subsequently extended to June 30, 2003. The remaining principal and interest owing by Huckleberry on June 30, 2003 is estimated to be approximately $27.0 million (US$20.0 million) and $27.5 million (US$20.4 million), respectively based on a US/Cdn dollar exchange rate of 1.35. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities in the amount of $44,619,369 and $75,578,589 respectively, and the balance sheet classifications used. Such adjustments would not have a material effect on the ongoing operations of the Company excluding its interest in Huckleberry as disclosed in Note 4. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

3. SHARE CAPITAL

Share Capital
Authorized
50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid	2003		2002	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	15,769,411	$2,755,182	1	$ 1
Issued for cash	3,942,353	1,249,263	-	-
To be issued on acquisition of the Mining Business of Energy	-	-	15,769,170	2,543,076
Balance, end of period	19,711,764	$4,004,445	15,769,170	$2,543,077

Share Option Plan
Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $30,236 for the three months ended March 31, 2003 in respect of the share options issued in July 2002. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Net income (loss)		
As reported	$938,838	$(2,748,485)
Proforma compensation expense	(30,236)	-
Proforma net income (loss)	$908,602	$(2,748,485)
Basic and diluted income (loss) per share		
As reported	$0.05	$(0.17)
Proforma	$0.05	$(0.17)

The fair value of the share options was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

Forfeitures of options are accounted for in the period of forfeiture.

A summary of the status of the Company's share option plan as of March 31, 2003 and changes during the three months then ended is presented below:

	2003	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,495,000	$0.50
Lapsed	(230,000)	$0.50
Outstanding at end of period	1,265,000	$0.50
Options exercisable at March 31, 2003	421,662	$0.50

Share Purchase Warrants

On March 31, 2003 250,000 common share purchase warrants were outstanding to an investment dealer pursuant to a rights advisory and standby agreement in connection with the rights offering completed by the Company in February 2003. Each share purchase warrant is exercisable at a price of $0.36 up to December 30, 2003.

4. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry:

	March 31, 2003			December 31 2002
	Huckleberry *(50% interest)*	Imperial *(excluding Huckleberry)*	Consolidated Total	Huckleberry *(50% interest)*
Balance Sheet				
Cash and cash equivalents	$191,684	$1,573,513	$1,765,197	$1,299,427
Other current assets	6,170,304	1,648,666	7,818,970	8,585,476
Mineral properties	38,077,838	11,385,678	49,238,844	39,424,740
Other assets	179,543	5,106,054	5,284,597	104,568
	44,619,369	19,448,239	64,107,608	49,414,211
Accounts payable and accrued charges	(2,661,988)	(2,339,835)	(5,001,823)	(5,172,687)
Long term debt, including current portion	(71,751,887)	(4,442,069)	(76,193,956)	(75,334,800)
Other liabilities	(1,164,714)	(3,814,398)	(4,979,112)	(1,164,714)
Net assets	$(30,959,220)	$8,891,937	$(22,067,283)	$(32,257,990)

	Three Months Ended March 31, 2003			Three Months Ended March 31, 2002
Statement of Income (Loss)				
Revenues	$13,093,162	$283,180	$13,376,342	$13,049,528
Expenses	11,794,392	643,112	12,437,504	15,130,023
Net (Loss)	$1,298,770	$(359,932)	$938,838	$(2,080,495)
Statement of Cash Flows				
Cash flow from (applied to) operations	$(732,039)	$155,759	$(576,280)	$851,214
Net change in non cash operating balances	739,088	(1,292,398)	(567,208)	920,762
Operating activities	7,049	(1,136,639)	(1,143,488)	1,771,976
Financing activities	-	1,249,413	1,249,213	(137,599)
Investment activities	(1,100,694)	168,581	(932,113)	(282,748)
Increase (decrease) in cash and cash equivalents	$(1,107,743)	$281,355	$(826,388)	$1,351,829

5. CONTINGENT LIABILITIES AND COMMITMENTS

a) In the event that commodity prices and exchange rates exceed certain specified levels during each calendar quarter, the Company has an obligation to contingently repay certain cost reductions received during the two years ended July 2000 when the Mount Polley and Huckleberry mines were operating under an economic plan. The maximum contingency repayable is $10,175,575 and the obligation to make payments will cease in July 2003.

b) Certain of the shareholders of Huckleberry other than the Company have provided letters of credit totaling $2.0 million on behalf of Huckleberry to secure future site reclamation deposits. If these letters of credit were to be exercised by the holder then Huckleberry would be obligated to reimburse the shareholders for the $2.0 million paid out by them under the letters of credit.

c) Huckleberry is obligated to increase its future site reclamation deposits by making cash payments of $50,000 per month up to an including August 2004.

82-34714


03 MAY 30 AM 7:21

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation* and
National Policy No. 40 **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, B.C.
V6C 3B6

2. Date of Material Change

November 27, 2002

3. Press Release

November 27 2002 - Vancouver, British Columbia.

A news release was issued through Canadian Corporate News on November 27, 2002 and was electronically filed through SEDAR.

4. Summary of Material Change

Imperial Metals Corporation ("Imperial") announced it has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc.

5. Full Description of Material Change

Imperial has entered into an agreement for the sale of its Silvertip property to Silver Standard Resources Inc. The purchase price is Cdn$1.2 million in cash plus 100,000 common shares of Silver Standard. Imperial retains a Right of First Offer in the event that Silver Standard decides to sell the Silvertip Property in the future.

Silvertip is located in northern British Columbia approximately 85 km (50 miles) southwest of Watson Lake, Yukon Territory.

The transaction remains subject to regulatory approval.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, Senior Vice President
André H. Deepwell, Chief Financial Officer

Telephone (604) 669-8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of November, 2002.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory
(please print)

82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation* and
National Policy No. 40 **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, B.C.
V6C 3B6

2. Date of Material Change

December 23, 2002

3. Press Release

December 23, 2002 - Vancouver, British Columbia.

A news release was issued through Canadian Corporate News on December 23, 2002 and was electronically filed through SEDAR.

4. Summary of Material Change

Imperial Metals Corporation announced it will offer to shareholders of record on January 8, 2003 who are resident in the Provinces of Alberta, British Columbia and Ontario (the "Qualifying Jurisdictions"), rights to purchase shares of the Company. One right (a "Right") will be issued for each common share held. Four Rights and $0.35 will be required to purchase one common share. If all Rights are exercised, a total of 3,942,353 common shares will be issued for gross proceeds of $1,379,823. The expiry time and date for the Rights offering is 4:00 p.m. (local time) on February 11, 2003.

5. Full Description of Material Change

Imperial Metals Corporation (the "Company") will offer to shareholders of record on January 8, 2003 who are resident in the Provinces of Alberta, British Columbia and Ontario (the "Qualifying Jurisdictions"), rights to purchase shares of the Company. One right (a "Right") will be issued for each common share held. Four Rights and $0.35 will be required to purchase one common share. If all Rights are exercised, a total of 3,942,353 common shares will be issued for gross proceeds of $1,379,823. The expiry time and date for the Rights offering is 4:00 p.m. (local time) on February 11, 2003. As at December 23, 2002, the Company had 15,769,411 shares issued and outstanding.

The Company has received indications from its major shareholders, directors and management for exercise of approximately $700,000 worth of Rights. In addition, the Company has entered into a rights offering advisory and standby guarantee agreement with Bolder Investment Partners, Ltd. ("Bolder"), pursuant to which Bolder has agreed to purchase, at the Exercise Price, up to $250,000 worth of Shares which may remain unsubscribed for at the conclusion of the rights offering. As consideration for this guarantee, Bolder will receive warrants to purchase up to 250,000 common shares of the Company at the price of $0.36 per share for a period of 12 months from the date of issuance of the warrants. Bolder will also receive from the Company reimbursement of its reasonable

expenses, and the sum of $15,000 for providing advisory services in connection with the rights offering.

The Rights will trade through the facilities of the Toronto Stock Exchange ("TSX") until noon (Toronto time) on February 11, 2003, and shareholders have until 4:00 p.m. (local time) on February 11, 2003 to exercise their Rights, after which time all Rights will become void and of no value.

The Company regrets that not all of its shareholders will be able to participate in the rights offering, but as the majority of the Company's shareholders reside in the Qualifying Jurisdictions, it was deemed too costly to qualify the rights offering for participation by shareholders residing in other jurisdictions. The Rights attached to common shares held by ineligible shareholders will be issued to and held by Computershare Trust Company of Canada ("Computershare"), which will attempt to sell the rights on the open market. Net proceeds from sales (if any) will be allocated on a pro rata basis among the ineligible shareholders. Funds will be disbursed by Computershare as soon as possible after the rights offering expiration date of February 11, 2003, provided the amount is $10 or greater (for further details, refer to the Ineligible Shareholders section of the Rights Offering document). The Rights Offering Circular may be viewed on the SEDAR website at (www.SEDAR.com).

Rights Offering Summary:

Record Date:	January 8, 2003
Share trade ex-rights:	January 6, 2003
Rights expire:	February 11, 2003
Rights CUSIP No.:	452892 11 0
Subscription agent and trustee:	Computershare Trust Company of Canada
Jurisdictions:	Alberta, British Columbia and Ontario

Proceeds from the rights offering will mainly be used to follow-up on excellent drilling results on the Company's 100% owned Sterling gold mine property in southwestern Nevada, 185 kilometers northwest of Las Vegas.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, Senior Vice President
André H. Deepwell, Chief Financial Officer

Telephone (604) 669-8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 6th day of January, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory
(please print)

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation* and
National Policy No. 40 **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, B.C.
V6C 3B6

2. Date of Material Change

January 21, 2003

3. Press Release

January 21, 2003 - Vancouver, British Columbia.

A news release was issued through Canadian Corporate News on January 21, 2003 and was electronically filed through SEDAR.

4. Summary of Material Change

Imperial Metals Corporation announced the appointment of J. Brian Kynoch as President and Pierre B. Lebel as Chairman of the Board.

5. Full Description of Material Change

Imperial Metals Corporation announced the appointment of J. Brian Kynoch as President and Pierre B. Lebel as Chairman of the Board.

Mr. Kynoch has held the position of Senior Vice President and Chief Operating Officer with Imperial since 1995. His 22 years experience in the mining industry encompass all aspects of mining from exploration, mine development and property acquisition to mine financing operations. Mr. Kynoch replaces Mr. Lebel, who served as President from 1986 until becoming Chairman. Mr. Lebel and the Imperial Metals mining team were awarded the E.A. Scholz Medal by the BC and Yukon Chamber of Mines in 1998 for outstanding contribution to mine development in British Columbia.

With regret, the Imperial Board has accepted the resignation of Jack H. Miller as Vice President, Operations. Mr. Miller will pursue new ventures as well as continuing to provide consulting services to Imperial. The Company would like to take this opportunity to acknowledge Mr. Miller's outstanding contribution to the operation of the Huckleberry Mine and for his guidance and mining expertise.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone (604) 669-8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of January, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

82-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation* and
National Policy No. 40 **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, B.C.
V6C 3B6

2. Date of Material Change

February 17, 2003

3. Press Release

February 17, 2003 - Vancouver, British Columbia.

A news release was issued through Canadian Corporate News on February 17, 2003 and was electronically filed through SEDAR.

4. Summary of Material Change

Imperial Metals Corporation announced it has successfully completed the Rights Offering (the "Offering") as announced on December 23, 2002.

5. Full Description of Material Change

Imperial Metals Corporation announced it has successfully completed the Rights Offering (the "Offering") as announced on December 23, 2002. The Company realized gross proceeds of $1,379,824 from the issuance of 3,942,353 common shares, the maximum allowed under the Offering, at $0.35 per common share.

Eligible Shareholders subscribed for a total of 3,541,474 common shares under their Basic Subscription Rights. Subscriptions were received for a further 4,917,183 common shares under the Additional Subscription Rights. However, only 400,879 common shares were available for those shareholders requesting additional shares. The total number of common shares issued and outstanding upon completion of the Offering is 19,711,764.

The Company previously entered into a rights offering advisory and standby guarantee agreement with Bolder Investment Partners, Ltd. . As consideration for this guarantee, Bolder received warrants to purchase up to 250,000 common shares of the Company at the price.of $0.36 per share until December 30, 2003.

Proceeds from the Offering will be used primarily to finance exploration of the highly prospective 144 Zone at the Sterling gold mine property located near Beatty, Nevada, 185 kilometers northwest of Las Vegas.

The Sterling claims and mine site cover approximately 3,099 acres (1,254 hectares). The claims are 100% owned by Imperial Metals Corporation subject to a 2.25% Net Smelter Return. Sterling was operated as an open pit and underground mine from 1980 to 1997. Gold was recovered using heap leach methods and the total production was 194,996 troy ounces from 941,341 short tons of ore with an average grade of 7.44 g/t (0.217 oz/t) gold.

Assay results from the Company's 2002 drill program at the 144 Zone included 0.54 oz/t Au over 37 feet in hole 02-18 and 0.51 oz/t Au over 48 feet in hole 02-21 [complete drilling results reported in August 20, 2002 news release]. The next phase drilling program to test the lateral and depth continuity of gold mineralization in the 144 Zone is set to begin on February 18, 2003.

Brian Kynoch, President, would like to thank Imperial's shareholders for their participation in the Rights Offering, and for their continued support of the Company.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone (604) 669-8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 17th day of February, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

ANNUAL INFORMATION FORM

October 11, 2002

IMPERIAL METALS CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

Name and Incorporation

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the *Company Act* (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial maintains its registered office address and its main business office at 420-355 Burrard Street, Vancouver, British Columbia, V6C 2G8, Canada, telephone (604) 669-8959, facsimile (604) 687-4030, website: www.imperialmetals.com.

Intercorporate Relationships

Name	Jurisdiction of Incorporation	% Voting shares owned by Imperial
Huckleberry Mines Ltd.	British Columbia	50%
Mount Polley Mining Corporation	British Columbia	100%
Silvertip Mining Corporation	Federal	100%
Sterling Gold Mining Corporation	Delaware	100%

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

In April 2002, IEI Energy Inc. , formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the *Company Act (* British Columbia) and the *Companies' Creditors Arrangement Act* (Canada). The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that was renamed Imperial Metals Corporation and listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III".

Imperial had no operations prior to January 1, 2002.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Imperial is a mining company which explores for, develops and produces base and precious metals. Imperial is one of many mining companies involved in the exploration, development and production of minerals. Imperial competes with many other companies of various sizes for the right to explore properties, attract capital for the exploration and development of mineral properties and the construction of mine facilities, and once in production, for the sale of its products. Imperial currently produces copper concentrates and molybdenum concentrates. In addition, Imperial has productive capacity on standby to produce copper-gold concentrates (Mount Polley) and gold dore (Sterling).

Copper-gold concentrates (when produced) and copper concentrates are shipped to smelters in Japan for refining. Gold dore (when produced) is transported by land to local North American refineries. Molybdenum is transported by land to buyers for export to Europe.

Imperial and its subsidiaries employed a total of 224 full time people at July 31, 2002.

Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral operations. It is owned by Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 23 mineral claims and one fractional claim comprising a total of 337 units encompassing approximately 8,908 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Old Imperial and the Geomex Partnerships. A comprehensive feasibility study based on a 5 million tonne per year plant was completed in 1990 by Wright Engineers Ltd. (the "Wright Feasibility Study"). By 1994 Old Imperial had increased its interest in Mount Polley to 100%. After updating the Wright Feasibility Study, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site in May 1996.

Geology

Mount Polley is a porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes, near Likely B.C. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite. The orebody consists of intrusion and hydrothermal

breccias related to monzonitic intrusions along the north-northwest striking Polley Fault. The principal copper bearing mineral is chalcopyrite but numerous other copper minerals are present, especially in the oxidized zones. The other minerals include bornite, malachite and azurite. Gold is present principally as inclusions in copper sulphides and as free liberated grains.

Project Financing

A wholly owned subsidiary of Sumitomo Corporation ("Sumitomo") acquired a 45% interest in the Mount Polley Mine in April 1996 by agreeing to loan $54 million to Old Imperial to fund Old Imperial's share of the costs of constructing and equipping the Mount Polley Mine. This loan bore interest at the six month LIBOR rate plus 1.5%, and was secured by all of Old Imperial's assets until completion of construction and converted to a non-recourse loan after completion was reached (the "Sumitomo Loan Agreement").

Construction of the Mount Polley mine was completed in June 1997. The estimated cost and construction time was $123.5 million and 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

In July 1998, Sumitomo agreed to amend the repayment schedule under the Sumitomo Loan Agreement as contemplated in the British Columbia Job Protection Commission's Economic Plan for the Mount Polley Mine (the "Mount Polley Economic Plan"). In March 1999, as further consideration for the rescheduling and extending the repayment terms of the Sumitomo Loan Agreement, Old Imperial granted to Sumitomo 2,000,000 share purchase warrants exercisable at any time up to December 31, 2002 at a price of $1.00 per share if exercised on or before December 31, 2001 and at a price of $1.25 if exercised after December 31, 2001 and before December 31, 2002 (the "Sumitomo Share Purchase Warrants"). The Sumitomo Share Purchase Warrants unaffected by the Arrangement except that, in accordance with their terms, every ten Sumitomo Share Purchase Warrants entitle the holder to acquire one IEI Energy Inc. Common Share and one Imperial Share for an aggregate exercise price of $12.50 in lieu of one Old Imperial Share for an exercise price of $1.25 after December 31, 2001.

To meet ongoing financial challenges resulting from low metal prices, Old Imperial sold a 2.5% interest in Mount Polley to Sumitomo, for US$875,000 in July 1999. Loan principal repayments were made in accordance with the amended schedule under the Mount Polley Economic Plan until February 2000. Cash flow was not sufficient to make the payment due in August 2000.

Effective December 2000, Old Imperial acquired Sumitomo's 47.5% interest in the Mount Polley Mine for $4.5 million cash, increasing Old Imperial's holding to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley Mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million. Pursuant to the

Arrangement, the Sumitomo Debt was assumed by Imperial, effective January 1, 2002. Concurrent with the transfer for the Sumitomo Debt, Imperial transferred its interest in the Mount Polley Mine and related assets and liabilities to MPMC on the same date.

Project Status

Mining

The mining design for the Mount Polley Mine included the use of a base fleet of mining equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997. All mining operations subsequent to this date were carried out by the mine's employees.

Mining operations were suspended in September 2001. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell Pits, yielding 27.7 million tonnes of ore grading 0.563 g/t gold and 0.332% copper. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold, and 0.2 million tonnes of higher-grade material grading 0.29% copper and 0.42g/t gold, had been stockpiled for future processing.

The remaining probable ore reserves for the Mount Polley Mine are as follows:

Probable Reserves (as of September 30, 2001)

	Tonnes	Copper (% Cu)	Oxide Ratio (%)	Gold (g/t)	Strip Ratio
Cariboo Pit	52,672	0.298	10.2	0.505	0.34
Bell Pit	5,515,730	0.311	2.9	0.338	2.49
Springer Pit	26,341,050	0.366	20.6	0.336	2.10
Total	31,909,452	0.356	17.5	0.337	2.17

These reserves were calculated by Greg Gillstrom, P.Eng., Chief Geologist, of Mount Polley Mining, who was designated as its Qualified Person for this purpose. The reserves are calculated at metal prices of US$1.00 per pound of copper and US$380 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley Mine.

Milling Statistics

The production statistics for the Mount Polley concentrator over the last three years are shown on the following table:

	Nine Months Ended September 30, 2001	Year ended December 31 2000	1999
Ore milled (tonnes)	5,149,703	6,949,600	7,090,465
Ore milled per calendar day (tonnes)	18,863	18,988	19,426
Ore milled per operating day (tonnes)	19,826	20,683	21,299
Grade (%) – Copper	0.329	0.317	0.343
Grade (g/t) – Gold	0.524	0.493	0.566
Recovery (%) – Copper	76.178	70.39	69.35
Recovery (%) – Gold	74.065	75.46	77.40
Copper produced (lbs)	28,484,075	34,180,843	37,100,904
Gold produced (ounces)	64,258	83,194	99,585

Environmental

Reclamation research initiated in 1998 at the Mount Polley Mine continued during 2001. Construction of wrap around sections for the Rock Disposal Sites ("RDS") began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.

Permits were obtained for the construction of two additional RDS' on the west side of the proposed Springer Pit. These newly permitted areas will decrease the cost of developing the Springer Pit, as rock haulage distances will be reduced.

Exploration

The 2001 exploration program at Mount Polley included percussion and core drilling and focused on the Springer Pit area. A total of 170 percussion holes for 9,421 metres and 41 core holes for 6,696 metres were completed. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer pit area. A majority of the Springer drill cuttings from these zones were saved and are being used for ongoing metallurgical test work.

Mount Polley Economic Plan

The Mount Polley Mine operated under the Mount Polley Economic Plan sponsored by the Job Protection Commission of British Columbia from July 1998 through June 30, 2000. Significant cost reductions were achieved under the plan, which could not be extended beyond June 30, 2000 on terms satisfactory to all parties.

Some of the cost reductions realized under the Mount Polley Economic Plan such as property tax deferrals are repayable after June 30, 2000 while power cost reductions are tied to a formula that increases power costs in the event that commodity prices and exchange rates exceed specified levels for

period of up to three years after June 30, 2000. As part of the Mount Polley Economic Plan, employees deferred 10% of their wages during the two-year period. Half of this deferral was repaid in April 2001 and the other half of the deferral was to be repaid in April 2002 conditional upon the mine being in production at that time.

Others Matters

As of September 30, 2002 Mount Polley Holding Company Limited, a wholly owned subsidiary of MPMC owes a total of $1,336,683.65 in property taxes to the Province of British Columbia. These property taxes are for the year 2001, 2002 and the third installment of the deferred property taxes from 1999 under the Economic Plan. The Government of the Province of British Columbia has made formal demand for payment of all of these taxes.

The property where the mine site is located is Crown land, occupied under the provisions of a mining lease issued by the Ministry of Energy and Mines. The Province of British Columbia has advised the company that if full payment of the delinquent taxes is not made by December 30,2002 they intend to proceed with a request for formal cancellation of the mining lease.

Please refer to the attached Technical Report for additional information.

Huckleberry Mine

Introduction

The Huckleberry Mine was acquired by Old Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry Mines Ltd., a 50% owned subsidiary of Imperial. The Huckleberry Mine is located approximately 86 kilometres in a direct line or 123 kilometres (by road) southwest of Houston in west-central British Columbia.

Mining is done with standard open-pit truck and shovel equipment. The ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, while the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Exploration History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited ("Kennco") in 1962 in the course of investigating the source of anomalous stream sediment samples. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry Mine property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes. The property was optioned in 1972 to Granby Mining Company Ltd. ("Granby"), which carried out a diamond drill program consisting of

16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco.

Kennco's successor, Kennecott Canada Inc. ("Kennecott"), optioned the Huckleberry property to New Canamin Resources Ltd. ("New Canamin") in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program, a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit.

The Huckleberry Property was purchased from Kennecott in March 1994 by New Canamin. Princeton Mining Corporation ("Princeton") acquired New Canamin by way of a plan of arrangement in July 1995. Application for a Mine Development Certificate under the MDAA (B.C.) was filed in May 1995. The Project Approval Certificate was received on December 22, 1995.

Geology

The Huckleberry Property deposits occur within the Intermontane Tectonic Belt near its western contact with the coast crystalline belt, in an area underlain by early to middle Jurassic volcanic and sedimentary rocks of the Hazelton Group. Mineralization occurs predominantly in the volcanic rocks, but also occurs in, and is genetically related to Cretaceous intrusions. Numerous other porphyry copper and molybdenum deposits and prospects occur in the district.

The Main Zone and East Zone deposits are centrally located within a 5 kilometre long and 2 kilometre wide, east-west trending, elliptical shaped area of propylitic alteration. Mineralization, which is the product of a high-sulphur hydrothermal system, consists of abundant sulphide vein and fracture fillings with lesser disseminated sulphides in vein selvages and envelopes within hornfelsed and locally albitically altered volcanic rocks. Disseminated mineralization is more prevalent within the intrusive rocks. Total sulphide content averages approximately 3 to 5 percent, with a pyrite shell that extends beyond the boundaries of economic mineralization. Almost all of the copper occurs as chalcopyrite with only rare occurrences of bornite. The Main Zone deposit is kidney shaped in plan with a length of 500 metres and a width of 150 metres and is partly open to expansion on its northern margin. The East Zone deposit is an elongate, easterly trending zone, approximately 200 to 300 metres wide, 900 metres long and at least 300 metres deep. This deposit is truncated on two sides by post-mineral faults but remains open at depth. Fractures and veinlets carrying sulphides vary from 0.5 millimetres to greater than 1 centimetre and generally form a strong stockwork zone. Veins display a wide variety of orientations but typically are steeply dipping. Within the defined deposit areas mineralization grades display a high degree of continuity. Gangue fillings within the veins are, in order of abundance, gypsum, quartz, biotite, albite, magnetite and orthoclase.

Project Financing

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June, 1996 Mitsubishi Materials Corporation, Dowa Mining Co., Ltd., Furukawa Co., Ltd and Marubeni Corporation (the "Japan Group") purchased a

40% equity position in Huckleberry Mines Ltd. and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co., Ltd. and Furukawa Co., Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry Mines Ltd. of $15 million for infrastructure including roads and power lines.

The initial financing arrangements can be summarized as follows:

	Millions
Equity (US$30 million converted @ $0.72)	$41.7
Japan Group loan (US$60 million converted @ $0.72)	$83.3
B.C. Government infrastructure loan	$15.0
Total	$140.0

In November 1997, Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997, Marubeni Corporation, one of the members of the Japan Group, provided an additional US$10 million loan to Huckleberry Mines Ltd. for working capital purposes.

With financing in place, construction commenced in June 1996 and was completed in September 1997. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry Mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998, the major stakeholders of the Huckleberry Mine entered into an Economic Plan sponsored by the British Columbia Job Protection Commission (the "Huckleberry Mine Economic Plan"). The term of this agreement was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges are scheduled for repayment no later than January 1, 2002. This payment date has now been rescheduled to September 30, 2002 to allow the parties to conclude a third loan restructuring agreement. There can be no assurance that Huckleberry Mines Ltd. will be successful in rescheduling this debt payment, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

As part of the second loan restructuring agreement, Old Imperial provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry Mine except for the Marubeni working capital loan. Old Imperial also sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Old Imperial owning 50%.

The working capital loan of US$10 million from Marubeni Corporation was repaid in 2000.

Project Status

<u>Mining</u>

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit was completed during the first quarter of 2002. Advanced stripping the East Zone pit – Stage 2 began at the end of 2001 to ensure a continuous ore supply to the mill during 2002.

A decision was made late in 2000 to replace the Cat 777 fleet (85 tonne) with larger Cat 785 trucks (142 tonne) to lower mining costs in the coming years when extensive stripping of the East Zone will be required. Changeover of the fleet began in the fall of 2000.

During 2000, an additional 1,556,000 tonnes of ore was identified in the Main Zone. This tonnage has been included in the probable ore reserves. Copper prices of US $0.70 per pound for the Main Zone and US $1.00 per pound for the East Zone were used for the pit optimization process. The probable reserves, as of December 31, 2001, are as follows:

Probable Reserves (as at December 31, 2001)							
	Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
East Zone	0.26	51,610,000	0.478	0.013	0.054	2.880	0.76
Main Zone	0.35	2,774,000	0.517	0.014	0.071	2.262	0.35
Total		54,384,000	0.480	0.013	0.055	2.848	0.74

Notes:
Development of these reserve estimates was done at the minesite under the supervision of Huckleberry's Mine Superintendent, Bill Dodds, P. Eng. (Qualified Person).

Based on the revised reserve estimations and predicted mill throughputs as discussed below, the life of the Huckleberry Mine is expected to extend through to 2009. The Main Zone pit was mined out in April of 2002.

<u>Milling</u>

Mill throughput averaged 20,317 tonnes per day to the end of December 2001, 23% over the design capacity of 16,500 tonnes per day. The molybdenum circuit performance has continued to improve, since its commissioning in March 1998, with molybdenum recoveries increasing from 45.5% in December 1998 to averaging 73.5% for 2001.

A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This

circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are further broken and then returned to the SAG mill.

Production Statistics

The following is a summary of the production statistics for the Huckleberry Mine for the periods indicated:

	Six Months ended June 30, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Ore milled (tonnes)	3,513,001	7,415,866	7,145,600
Ore milled per calendar day (tonnes)	19,409	20,317	19,523
Ore milled per operating day (tonnes)	20,992	21,732	21,337
Grade (%) – Copper	0.522	0.522	0.502
Grade (%) – Molybdenum	0.016	0.016	0.013
Recovery (%) – Copper	89.6	94.00	93.3
Recovery (%) – Molybdenum	52.3	73.30	63.7
Copper produced (lbs.)	36,228,099	80,243,322	73,831,000
Molybdenum produced (lbs)	686,788	1,958,544	1,314,662

Exploration

Exploration activities in 2001 concentrated on following up targets identified in 2000. No significant additional reserves have so far been identified but results are sufficiently encouraging to continue exploration activities.

Debt Repayment

Huckleberry is not in a position to make payments on its long term debt and is presently in negotiation with its lenders to restructure its long term debt. Although management believes that satisfactory debt restructuring arrangements can be made, no assurances can be given in this regard.

Please refer to the attached Technical Report for additional information.

Sterling Property

Introduction

The Sterling Mine operated as a heap leach gold mine from 1980 to 1997. It is 100% owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. Net smelter royalties of 2.25% are payable on production from the Sterling Mine. Mining operations are currently suspended.

Location and Description

The Sterling Mine is located in southern Nye County, Nevada, about 115 miles (185 kilometres)

northwest of Las Vegas. It lies on the east side of Bare Mountain (summit 6,317 feet), a small mountain range at the southern end of Pahute Mesa in the Great Basin. The mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8-mile long gravel road connects the mine to U.S. Highway 95, 15 miles southeast of the small town of Beatty.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° Fahrenheit. Winters are mild.

The Sterling Mine property consists of 149 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. The claims and mill site cover approximately 3,099 acres and are located on land administered by the U.S. Bureau of Land Management.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine or Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Old Imperial acquired a 10% interest in 1992.

Placer Dome (U.S.) ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposits outside the reserve blocks on the mine property, which could meet its discovery objectives. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Old Imperial increased its ownership of Sterling to 100% on December 31, 1999 by exercising an option from Cathedral granted pursuant to a debt settlement arrangement.

Open pit mining of the Sterling deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until 1997 when market conditions impacted profitability. Average production grades were maintained at 0.25 opt gold, which kept the underground mining cutoff grade at 0.1 opt. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place.
Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production (1980 through 2000) is 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide

soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries have averaged 88%, without milling.

Geology

In the now mined-out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal "pipes" along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the 'cap' to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The new, "144 Zone" is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 750 feet (230 metres) below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation.

Drilling in this area in 2001 resulted in some very significant gold intercepts, as illustrated in the following table:

Hole		Gold Grade	
		grams/tonne	ounces/st
01-7A	(-66°/281°)		
	685-795 feet (110 feet)	5.28	0.15
	Including 20 feet	10.83	0.32
	Including 10 feet	14.25	0.42
01-9	(-90°)		
	730-775 feet (45 feet)	19.56	0.57
	Including 20 feet	35.41	1.03
	Including 10 feet	58.62	1.71

Detailed results of all holes drilled in the six hole program in 2002 are as follows:

Hole 02-18	Interval	Length	Gold Assay

	Interval feet	Interval metres	Length feet	Length metres	Gold Assay oz/t	Gold Assay g/t
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Hole 02-19	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-20	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14

Hole 02-21	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

Hole 02-22	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46

Hole 02-23	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

In plan, the dimensions of the mineralized zone now stand at approximately 500 feet north-south and 250 feet east-west, centred on the Reudy fault, and it has not been conclusively closed off in any direction.

The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit probably exist in this direction. Also, mineralization is expected to continue to depth along the Reudy fault zone because this is the principal feeder.

The zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling Mine, provides an exciting exploration target.

Please refer to the attached Technical Report for additional information.

Silvertip Property

Introduction, Property Location and Description

The Silvertip Property is 100% owned by Silvertip Mining Corporation, a wholly owned subsidiary of Imperial. The property consists of 63 claims and 26 fractional claims covering an area of 21,575 hectares and is located in northern British Columbia adjacent to the Yukon border about 85 kilometres southwest of Watson Lake, Yukon. There is a 5% net profit royalty on eight of the mineral claims but none of the known mineral resources are on the claims on which the royalty applies. The property contains the Silver Creek and the Discovery zinc-silver-lead massive sulphide deposits and some barite deposits about 11 kilometres to the northeast. The delineated mineralized zones (Silver Creek and Discovery) are centred at UTM coordinates 6,643,900 N and 425,200 E (NAD 27). About 2,200 metres of underground workings are developed in and near the zones. At the portal, infrastructure includes a 25 metre long shop, generator shack, electrical shop, dry, core shack, lined fuel farm, 10,000 tonne high grade stock pile, lime mixing shed and three settling ponds. A 40 man Atco trailer camp is located approximately 2 kilometres north of the portal.

The main access road to the property extends 25 kilometres south from the Alaska Highway. Watson Lake, the main supply centre for operations on the property, is a two-hour drive by pickup. The nearest commercial airport is in Whitehorse, a 4.5-hour drive to the northwest, with daily flights to Vancouver.

The Silvertip Property is a limestone hosted, silver, zinc, lead massive sulfide deposit with high metal grades. Exploration has identified an indicated and inferred resource containing 2.57 million tonnes grading 325 grams per tonne silver, 8.8% zinc, 6.4% lead and 0.63 grams per tonne gold. These reserves were calculated in 1998 by M. Belanger, B.Sc. The interpolation grades used to generate the resource estimate use a detailed geological model and was generated followed guidelines established by the Canadian Institute of Mining and Metallurgy.

Massive sulfide bodies occur in both limestone and in the overlying shales, although the shale hosted syngenetic deposits are not being considered for exploration or development at this time. The limestone-hosted zones are blind and were discovered fortuitously in 1981 by drilling the unrelated surface (shale hosted) showings, which produced geochemical anomalies and originally drew explorationists to the area.

Permitting

In 1998 the Silvertip project completed stage 1 of the British Columbia Environmental Review Process. It is expected that an additional expenditure of approximately $2 million will be necessary in order to

complete a project report that would allow for approval and Project Certification. No further work is planned for the Environmental Review at this time.

History

The Silvertip Property has been intermittently explored since 1955 when high grade silver and lead values were returned from Silvertip Hill. Exploration on the property from 1956 to 1968 consisted of mapping, soil sampling, line cutting, drilling, geophysical surveys, and underground development. The property lay dormant until 1981 when Regional Resources Limited ("Regional") restaked the area. Throughout most of the 1980's, Regional explored the mineralization from both surface and underground.

In 1996, Old Imperial acquired the Silvertip property through the purchase of 100% of the shares of Regional, which was subsequently renamed Silvertip Mining Corporation ("SMC"). In 1997, SMC carried out a $2.2 million program on the property that included 8,594 metres of diamond drilling, seismic, and various other supportive studies. In addition, SMC carried out metallurgical test work to design a process flowsheet.

At the end of the 1997 program, SMC updated its in-house resource calculation completed by M. Belanger (January 1998), based on the mineral resource classification guidelines published by the Canadian Institute of Mining and Metallurgy. The results of this update are as follows:

Classification	Tonnes Millions	Silver g/t	Lead %	Zinc %	Gold g/t
Indicated Resource	1.12	378	7.7	9.5	0.85
Inferred Resource	1.45	284	5.4	8.3	0.46
Total Resource	2.57	325	6.4	8.8	0.63

Work in 1998 focused on the completion of Stage 1 of the British Columbia Environmental Assessment Review. Studies completed included engineering, meteorology, hydrology, water quality, stream sediment and benthic invertebrate, fisheries and wildlife components. A reconnaissance CSAMT geophysical survey was also completed on the exploration front.

In 1999, Peruvian Gold Limited ("Peruvian") entered into an option agreement with Old Imperial regarding the Silvertip Property, allowing Peruvian to acquire a 60% interest for property expenditures of $5 million over three years. Peruvian funded exploration in 1999 and 2000 spending approximately $2 million on Silvertip prior to relinquishing the option in November 2000, as part of a plan to pursue non mining initiatives. Peruvian retains no interest in the project.

The 1999 summer exploration program involved a geophysical survey (CSAMT) and deep diamond drilling (three holes) to test the anomalies generated. The second hole of the program (99-65) returned 31.4 metres of rich sulfide mineralization, approximately 50% thicker than the best previous intercept on the property (19.5 metres grading 445 g/t silver, 10.8% lead, 12.6% zinc and 1.05 g/t gold). That drill intercept became the focus of the next phase of work.

Underground drilling in January and February of 2000 totalled 3,210 metres in 22 holes, in the Silver Creek South area. The main objective was to trace the extent of thick, feeder-style mineralization found in hole SSD-99-65. Most of the drilling (19 holes) was done from four locations and was oriented west-southwest. Significant, complex and heterogeneous mineralization was intersected in the two middle fans, concentrated in a 5 to 20-metre thick band about 25 metres below the unconformity. The

thickness and textures of the sulphides strongly suggest a manto-shaped feeder in this location, but probably not a chimney, as had been speculated. This zone, known as the "65 Zone", is open to the east and notably to the west toward the Camp Creek fault, which could conceivably host the "root" of the feeder system.

Exploration and Development Strategy

The viability of Silvertip as a mine will be dependant in large part on the delineation of high grade/high tonnage chimney and feeder style mineralization. Based on the 1999 and 2000 exploration results, the focus of future exploration will be on the discovery of chimneys and feeders.

Metallurgy

Metallurgical testwork indicated that conventional milling through crushing, grinding and flotation will produce good quality silver/lead and zinc concentrates. Testwork has also demonstrated the effectiveness of dense media separation in rejecting up to 40% unwanted waste in the mill feed with minimal loss of contained metals. The resulting flotation concentrates contained no significant deleterious elements. The lead concentrate is estimated to grade 60% lead (80% recovery) with approximately 2,200 grams of silver per tonne. The zinc concentrate is estimated to grade 60% zinc (82% recovery) with 200 grams of silver per tonne.

Environmental Liability

A $54,000 bond has been posted with the BC Minister of Mines to cover the outstanding disturbance on the property. Since acquisition of the property in 1996, annual reclamation programs have been carried out in order to reduce the level of surface disturbance.

Naturally occurring zinc levels in the creeks draining the property are elevated relative to most areas. To mitigate the impact of possibly adding more zinc to these creeks when dewatering the underground workings during an underground exploration program, a water treatment plant is situated on site. In the past, when used, the plant is very effective in reducing zinc levels in the water.

Please refer to the attached Technical Report for additional information.

Other Properties

Imperial has interests in a broad range of exploration and early stage development properties located principally in Canada, U.S.A. and South America. None are currently at a significant stage of development.

Risk Factors

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long term profitability of Imperial's operations will be in part directly related to the cost of its exploration programs, which may be affected by a number of factors.

Substantial expenditures and time are required to establish ore reserves through drilling, to evaluate metallurgical processes to extract the metal from the ore and, in the case of new properties, to obtain the necessary approvals and to develop the mining and processing facilities. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations.

Development of mineral deposits is subject to an array of complex economic factors and accordingly, there is no assurance the projected results contained in any feasibility study will be attained. In addition, ability to achieve timing, production and cost targets cannot be assured. Technical considerations, delays in obtaining necessary approvals, delays or inability to raise financing could cause delays in developing properties. These impacts could materially adversely affect the financial performance of Imperial.

Except for the Mount Polley Mine and Huckleberry Mine, no mineable ore bodies have yet been defined on the other properties of Imperial. Furthermore, even if mineable ore bodies are found on other properties, financial resources are currently not available to bring the properties into production.

Huckleberry Mine

Because of continuing low copper prices, there is substantial uncertainty whether the Huckleberry Mine can generate sufficient cash flow to meet its scheduled liabilities and therefore continue operations. Huckleberry Mines Ltd. is not in a position to make payments on its long term debt. There can be no assurance that Huckleberry Mines Ltd. will be successful in restructuring its long term debt, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

Operating Risks

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, toxic substances and other hazards. These risks may cause delays in production, increased costs and increased liabilities. Imperial will have insurance in amounts that it considers to be adequate to protect itself against certain business and mining risks. However, Imperial may become subject to liability which it cannot insure against or which it may elect not to insure against due to premium costs or other reasons. In particular, Imperial will not be specifically insured for environmental liability.

Prior Interests

Due to the large number and diverse legal nature of Imperial's mineral interests, full investigation or surveys of each such interest has not been carried out and the interests may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Imperial has not conducted full searches of title that would reveal the existence of any claims adverse in interest to Imperial's title to the properties. Imperial has constructive notice and is therefore subject to any such claims that may be registered. Imperial has not received actual notice of any claims except as are disclosed herein. If prior claims and interests exist then all affected properties are at risk.

Royalties

The government of the United States may impose royalties on gross proceeds from mining operations or restrictions on ownership by foreign companies or both which may negatively affect Imperial's United States based mining operations. The government of the United States has proposed a net smelter returns royalty of 4-8% for mines on federal land. If this legislation is passed it will negatively affect the potential profitability of the Sterling Mine.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks, and in particular unexpected or unusual geological operating conditions including rockbursts, cave-ins, fires and flooding, may occur. Imperial may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks and Imperial has decided not to take out insurance against such risks at the present time due to high premiums. Paying compensation for obligations resulting from such liability may significantly impact Imperial.

Influence of Metal Prices and Currency Exchange Rates

Imperial's revenues, if any, are expected to be in large part derived from the mining and sale of copper and gold. The prices of copper and gold have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond Imperial's control, including international economic and political trends, currency exchange fluctuations (specifically the U.S. dollar relative to other currencies), interest rates, global or regional consumptive patterns, speculative activities and increasing production due to new mine developments and improved mining and production methods. Additionally, gold prices are also influenced by the expectation of inflation and gold coin programs that affect consumption patterns. The effect of these factors on the price of copper and gold cannot be accurately predicted.

Currency fluctuations may affect revenues and costs. Copper and gold are sold based on a U.S. dollar price, while costs are based on the currency of the properties host country. Fluctuations in exchange rates can significantly impact Imperial's financial position.

Metal prices will fluctuate and may drop to the point where continued operations must be suspended until better prices are re-established, as is presently the case for the Mount Polley Mine.

Reserves

Market price fluctuations of copper and gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may impair the profitability of a mine in any particular accounting period.

Joint Venture Agreements

Imperial may, in future, be unable to meet its share of costs incurred under the joint venture agreements relating to the properties and may have its interest in such properties reduced as a result. If other joint venture participants do not meet their share of such costs, Imperial may be unable to finance the costs required to complete programs recommended by the managers of such properties. In certain exploration and mining joint ventures Imperial is contingently liable for the other venturer's share of future site restoration costs and other liabilities associated with the joint venture. Imperial would have claims on the related assets of the other venturer that could reduce or eliminate the amount of any ultimate liability.

Capitalization and Commercial Viability

Imperial has limited financial resources and there is no assurance that additional funding will be available to Imperial for further exploration or development of any of its properties or to fulfill its obligations under any applicable agreements. Although Imperial has been successful in the past in obtaining financing through the sale of equity securities or through joint venture or option arrangements, there can be no assurance that Imperial will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Imperial's properties with the possible loss of properties.

If Imperial proceeds to production on a particular property, commercial viability will be affected by factors that are beyond Imperial's control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the protection of the environment and agricultural lands. The effect of these and other factors listed above cannot be accurately predicted.

With its limited financial resources, there is no assurance that Imperial will be able to provide the ongoing financial support that may be required by the Mount Polley Mine and the Huckleberry Mine in the event that commodity prices, particularly copper and gold, fail to improve. This could place all or part of Imperial's interest in these projects at risk.

With its limited financial resources, there is no assurance that Imperial will be able to provide the ongoing financial support that may be required by its affiliates. Accordingly, the medium and long term viability of its affiliates is dependent upon improvement in metal prices, particularly copper and gold, a favourable

exchange rate, their ability to raise funds in the equity markets and their ability to enter into favourable option and joint venture arrangements.

Permits and Licences

The operations of Imperial require licences and permits from various governmental authorities. Imperial believes that it presently holds all necessary licences and permits required to carry on with activities that Imperial is currently conducting under applicable laws and regulations in respect of the properties and Imperial believes Imperial is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in regulations and in various operating circumstances. There can be no guarantee that Imperial will be able to obtain all necessary licenses and permits that may be required to commence construction or operation of mining facilities at properties under exploration or development or to maintain continued operations at economically justifiable costs.

Conflicts Of Interest

Certain of the proposed directors and officers of Imperial are also directors, officers and shareholders of other natural resource companies. Such directors and officers have been advised of their fiduciary obligations to Imperial and its shareholders. Conflicts may arise, however, between the obligations of these directors and officers to Imperial and such other natural resource companies.

Environmental

No significant environmental issues have been identified in respect of Imperial's major projects. To the extent that environmental requirements are stringent, capital expenditures for environmental protection at mining operations to be conducted in the future may adversely affect Imperial's competitive position in world markets.

Imperial's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner such that standards, enforcement, fines, and penalties for non-compliance are stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The operations of Imperial involve the use of environmentally hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and environment, and it is anticipated that Imperial will maintain appropriate insurance for liability and property damage in connection with its business, Imperial's operating mines may become subject to liability for hazards that cannot be insured against or which Imperial may elect not to insure itself against due to high premium

costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of Imperial resulting in a decline in the value of the securities of Imperial. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risk and Imperial may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Imperial.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Year End Financial Information

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. (formerly Imperial Metals Corporation) and therefore has not yet completed a year end. For historical pro forma financial information on the mining operations see the Information Circular – Proxy Statement of Old Imperial, now renamed IEI Energy Inc., dated January 18, 2002 with respect to the Plan of Arrangement. Reference is also made to the annual report of IEI Energy Inc. for the year ended December 31, 2001 which provides further information on the mining operations of the company, including audited financial statements for the two years then ended.

Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the periods indicated.

	2002		2001	
	Q2	Q1	Q2	Q1
				Pro Forma [1]
	(thousands of dollars except per share amounts)			
Gross Revenues, net of before Royalties	$13,049	$13,378	$32,239	$22,521
Net earnings (loss)	$374	$(2,748)	$(4,819)	$(2,650)
Net earnings per share – basic	$0.02	$(0.17)	$(0.60)	$(0.33)
Net earnings per share – fully diluted	$0.02	$(0.17)	$(0.60)	$(0.33)
Cash Flow from Operations	$(448)	$9	$2,880	$2,496
Cash Flow per share from Operations – basic	$(0.03)	$0.00	$0.36	$0.31
Cash Flow per share from Operations - fully Diluted	$(0.03)	$0.00	$0.36	$0.31

Note:

(1) *Pro forma amounts are based on the historical financial information of the mining business formerly part of IEI Energy Inc. prior to its acquisition by the Company effective January 1, 2002.*

Dividends

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. and therefore has not yet completed a year end. An MD&A for the six months ended June 30, 2002 is included with the second quarter report for the six months ended June 30, 2002.

ITEM 6 MARKET FOR SECURITIES

The common shares of Imperial are listed on The Toronto Stock Exchange under the trading symbol 'III'.

ITEM 7 DIRECTORS AND SENIOR OFFICERS

Name, Address, Occupation and Security Holding

The directors and senior officers of Imperial are as follows:

Name & Municipality of Residence	Office Held	Director Since	Present Principal Occupation or Employment for Previous Five Years
Pierre B. Lebel [1] North Vancouver, B.C.	Director and President	December 6, 2001	President of Imperial. Prior thereto President of Imperial Metals Corporation, renamed IEI Energy Inc.
J. Brian Kynoch Vancouver, B.C.	Director, Chief Operating Officer and Senior Vice-President	March 7, 2002	Chief Operating Officer and Senior Vice President of Imperial. Prior thereto Chief Operating Officer and Senior Vice President of Imperial Metals Corporation, renamed IEI Energy Inc.
Dr. K. Peter Geib [1] Frankfurt, Germany	Director	March 7, 2002	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company of Frankfurt, Germany
Larry G.J. Moeller [1] Calgary, Alberta	Director	March 7, 2002	Vice President, Finance, Edco Financial Holdings Ltd., a private investment company
André H. Deepwell Burnaby, B.C.	Chief Financial Officer, Vice President, Finance and Corporate Secretary	n/a	Vice-President, Finance, Chief Financial Officer and Corporate Secretary of Imperial. Prior thereto, Vice-President, Finance, Chief Financial Officer and Corporate Secretary of Imperial Metals Corporation, renamed IEI Energy Inc.
Patrick McAndless Richmond, B.C.	Vice President, Exploration	n/a	Vice-President, Exploration of Imperial. Prior thereto Vice-President, Exploration of Imperial Metals Corporation, renamed IEI Energy Inc.

Name & Municipality of Residence	Office Held	Director Since	Present Principal Occupation or Employment for Previous Five Years
Jack H.L. Miller North Vancouver, B.C.	Vice President, Operations	n/a	Vice President, Operations of Imperial. Prior thereto Vice-President, Operations of Imperial Metals Corporation, renamed IEI Energy Inc.
Kelly Findlay North Vancouver, B.C.	Treasurer	n/a	Treasurer of Imperial. Prior thereto Treasurer of Imperial Metals Corporation, renamed IEI Energy Inc. since February 2001. Prior thereto Accountant with Burridge & Associates, Chartered Accountants from March 1998 to November 2000

(1) Member of Audit Committee.

The directors and senior officers of Imperial as a group beneficially own approximately 7% of the common shares of Imperial.

Each director will hold office until the Annual Meeting of the shareholders of Imperial or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

Corporate Cease Trade Order or Bankruptcies

All of the officers and directors of the Company were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The Plan was approved by creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Refer to the management proxy and information circular on the SEDAR website (www.sedar.com) for IEI Energy Inc.

ITEM 8 ADDITIONAL INFORMATION

Imperial will provide to any person, on request to the Corporate Secretary of the Company, the following information:

(a) when the securities of Imperial are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

  (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
  (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;
  (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and
  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that Imperial may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Imperial.

To receive such documents, please contact André Deepwell, Corporate Secretary, Imperial Metals Corporation, Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8.

Interim financial statements and other disclosure documents may be obtained on the SEDAR website at www.SEDAR.com.

82-34714

IMPERIAL METALS CORPORATION

ANNUAL INFORMATION FORM

May 1, 2003

IMPERIAL METALS CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1 CORPORATE STRUCTURE

Name and Incorporation

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the *Company Act* (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial maintains its registered office address and its main business office at:

200 - 580 Hornby Street
Vancouver, British Columbia Canada V6C 3B6
telephone 604-669-8959 / facsimile 604-687-4030
email: info@imperialmetals.com
website: www.imperialmetals.com

Inter-Corporate Relationships

	Jurisdiction of Incorporation	% Voting Shares Owned by Imperial
Huckleberry Mines Ltd.	British Columbia	50%
Mount Polley Mining Corporation	British Columbia	100%
Sterling Gold Mining Corporation	Delaware	100%

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

In April 2002, IEI Energy Inc., formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada). The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that was renamed Imperial Metals Corporation and listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III".

Imperial had no operations prior to January 1, 2002.

In February 2003 Imperial completed a fully subscribed Rights Offering raising net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Imperial is a mining company which explores for, develops and produces base and precious metals. Imperial is one of many mining companies involved in the exploration, development and production of minerals. Imperial competes with many other companies of various sizes for the right to explore properties, attract capital for the exploration and development of mineral properties and the construction of mine facilities, and once in production, for the sale of its products. Imperial currently produces copper concentrates and molybdenum concentrates. In addition, Imperial has productive capacity on standby to produce copper-gold concentrates (Mount Polley) and gold dore (Sterling).

Copper-gold concentrates (when produced) and copper concentrates are shipped to smelters in Japan for refining. Gold dore (when produced) is transported by land to local North American refineries. Molybdenum is transported by land to buyers for export to Europe.

Imperial and its subsidiaries employed a total of 235 full time people at March 31, 2003.

Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral operations. It is owned by Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 23 mineral claims and one fractional claim comprising a total of 337 units encompassing approximately 8,908 hectares.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations. The pit area has been logged and access roads constructed.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Old Imperial and the Geomex Partnerships. A comprehensive feasibility study based on a 5 million tonne per year plant was completed in 1990 by Wright Engineers Ltd. (the "Wright Feasibility Study"). By 1994 Old Imperial had increased its interest in Mount Polley to 100%. After updating the Wright Feasibility Study, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site in May 1996.

Geology

Mount Polley is a porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes, near Likely B.C. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite. The orebody consists of intrusion and hydrothermal breccias related to monzonitic intrusions along the north-northwest striking Polley Fault. The principal

copper bearing mineral is chalcopyrite but numerous other copper minerals are present, especially in the oxidized zones. The other minerals include bornite, malachite and azurite. Gold is present principally as inclusions in copper sulphides and as free liberated grains.

Project Financing

A wholly owned subsidiary of Sumitomo Corporation ("Sumitomo") acquired a 45% interest in the Mount Polley Mine in April 1996 by agreeing to loan $54 million to Old Imperial to fund Old Imperial's share of the costs of constructing and equipping the Mount Polley Mine. This loan bore interest at the six month LIBOR rate plus 1.5%, and was secured by all of Old Imperial's assets until completion of construction and converted to a non-recourse loan after completion was reached (the "Sumitomo Loan Agreement").

Construction of the Mount Polley mine was completed in June 1997. The estimated cost and construction time was $123.5 million and 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

In July 1998, Sumitomo agreed to amend the repayment schedule under the Sumitomo Loan Agreement as contemplated in the British Columbia Job Protection Commission's Economic Plan for the Mount Polley Mine (the "Mount Polley Economic Plan"). In March 1999, as further consideration for the rescheduling and extending the repayment terms of the Sumitomo Loan Agreement, Old Imperial granted to Sumitomo 2,000,000 share purchase warrants exercisable at any time up to December 31, 2002 at a price of $1.00 per share if exercised on or before December 31, 2001 and at a price of $1.25 if exercised after December 31, 2001 and before December 31, 2002. These share purchase warrants expired unexercised on December 31, 2002.

Effective December 2000, Old Imperial acquired Sumitomo's 47.5% interest in the Mount Polley Mine for $4.5 million cash, increasing Old Imperial's interest to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley Mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million. Pursuant to the Arrangement, the Sumitomo Debt was assumed by Imperial, effective January 1, 2002. Concurrent with the transfer for the Sumitomo Debt, Imperial transferred its interest in the Mount Polley Mine and related assets and liabilities to MPMC on the same date.

Project Status

Mining

The mining design for the Mount Polley Mine included the use of a base fleet of mining equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997. All mining operations subsequent to this date were carried out by the mine's employees.

Mining operations were suspended in September 2001. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell Pits, yielding 27.7 million tonnes of ore grading 0.563 g/t gold and 0.332% copper. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold, and 0.2 million tonnes of higher-grade material grading 0.29% copper and 0.42g/t gold, had been stockpiled for future processing.

The remaining probable ore reserves for the Mount Polley Mine as at September 30, 2001 are as follows:

	Tonnes	Copper %	Oxide Ratio (%)	Gold (g/t)	Strip Ratio
Cariboo Pit	52,672	0.298	10.2	0.505	0.34
Bell Pit	5,515,730	0.311	2.9	0.338	2.49
Springer Pit	26,341,050	0.366	20.6	0.336	2.10
Total	31,909,452	0.356	17.5	0.337	2.17

These reserves were calculated by Greg Gillstrom, P.Eng., Chief Geologist, of Mount Polley Mining, who was designated as the Qualified Person for this purpose. The reserves are calculated at metal prices of US$1.00 per pound of copper and US$380 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley Mine.

Milling Statistics

The production statistics for the Mount Polley concentrator over the last three years are shown on the following table:

	Nine Months Ended	Years Ended December 31	
	September 30, 2001	2000	1999
Ore milled (tonnes)	5,149,703	6,949,600	7,090,465
Ore milled per calendar day (tonnes)	18,863	18,988	19,426
Ore milled per operating day (tonnes)	19,826	20,683	21,299
Grade (%) – Copper	0.329	0.317	0.343
Grade (g/t) – Gold	0.524	0.493	0.566
Recovery (%) – Copper	76.178	70.39	69.35
Recovery (%) – Gold	74.065	75.46	77.40
Copper produced (lbs)	28,484,075	34,180,843	37,100,904
Gold produced (ounces)	64,258	83,194	99,585

Environmental

Reclamation research initiated in 1998 at the Mount Polley Mine continued during 2001. Construction of wrap around sections for the Rock Disposal Sites ("RDS") began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.

Exploration

In 2001, an exploration program was carried out at Mount Polley which included percussion and core drilling focused on the Springer Pit area. A total of 170 percussion holes for 9,421 metres and 41 core holes for 6,696 metres were completed. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer pit area. A majority of the Springer drill cuttings from these zones were saved and are being used for ongoing metallurgical test work. There was no exploration activity was carried out in 2002.

Further exploration will be carried out in 2003 focused on three priorities: (1) near surface oxide mineralization; (2) deep mineralization below currently defined resources; and (3) under explored targets outside the area of known resources. Additional discoveries may enable Imperial to reopen the mine sooner and extend the life of a restarted Mount Polley. Planned work includes detailed soil geochemistry, geophysics, mapping and drilling.

Imperial is conducting research at BC Research Laboratories at the University of British Columbia in Vancouver, which is designed to find leaching techniques that will economically leach copper oxide mineralization in alkalic host rocks. This work has been very successful in bench scale tests, and now larger column testing is underway. Initial testing of highly oxidized material from the Springer Pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to half an inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant.

These preliminary results prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and also reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone.

The unmined Springer Pit area has yet to be fully defined to depth. Many of the deepest holes in this zone have ended in significant copper mineralization. In addition, much of the deepest drilling was completed before the significance of the gold mineralization was known on the property and as a result, most of the deepest drilling has not been assayed for gold. The potential for discovery of substantial copper-gold mineralization at depth in the Springer Zone is excellent, and the reward for defining this type of mineralization below a resource that is planned for open pit mining could be very significant.

The potential to further define deep mineralization below the Bell Pit will also be investigated. The Mount Polley porphyry copper-gold deposits are of the alkalic suite, the same type of deposit where significant resources have been discovered at depth below a previously mined open pit in British Columbia.

Mount Polley Economic Plan

The Mount Polley Mine operated under the Mount Polley Economic Plan sponsored by the Job Protection Commission of British Columbia from July 1998 through June 30, 2000. Significant cost reductions were achieved under the plan, which could not be extended beyond June 30, 2000 on terms satisfactory to all parties.

Some of the cost reductions realized under the Mount Polley Economic Plan such as property tax deferrals are repayable after June 30, 2000 while power cost reductions are tied to a formula that increases power costs in the event that commodity prices and exchange rates exceed specified levels for a period of up to three years after June 30, 2000. As part of the Mount Polley Economic Plan, employees deferred 10% of their wages during the two-year period. Half of this deferral was repaid in April 2001 and the other half of the deferral was to be repaid in April 2002 conditional upon the mine being in production at that time. Since the mine was not in operation in April 2002, liability for all the remaining deferred wages was extinguished and the Company has no further obligation for these amounts.

Other Matters

As of March 31, 2003 Mount Polley Holding Company Limited, a wholly owned subsidiary of MPMC, owes a total of $1,370,566.68 in property taxes to the Province of British Columbia. These property taxes are for the year 2001, 2002 and the third installment of the deferred property taxes from 1999 under the Economic Plan. The Company and the Government of the Province of British Columbia have agreed to pay these property taxes from cash to be released from the Mount Polley reclamation bond upon securitization of certain Mount Polley mine assets.

Huckleberry Mine

Introduction

The Company's interest in the Huckleberry Mine was acquired by Old Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry Mines Ltd., a 50% owned subsidiary of Imperial. The Huckleberry Mine is located approximately 86 kilometres in a direct line or 123 kilometres by road, southwest of Houston in west-central British Columbia.

Mining is done with standard open-pit truck and shovel equipment. The ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, while the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Exploration History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited ("Kennco") in 1962 in the course of investigating the source of anomalous stream sediment samples. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry Mine property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes. The property was optioned in 1972 to Granby Mining Company Ltd. ("Granby"), which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco.

Kennco's successor, Kennecott Canada Inc. ("Kennecott"), optioned the Huckleberry property to New Canamin Resources Ltd. ("New Canamin") in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program, a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit.

The Huckleberry Property was purchased from Kennecott in March 1994 by New Canamin. Princeton Mining Corporation ("Princeton") acquired New Canamin by way of a plan of arrangement in July 1995. Application for a Mine Development Certificate under the MDAA (B.C.) was filed in May 1995. The Project Approval Certificate was received on December 22, 1995.

Geology

The Huckleberry Property deposits occur within the Intermontane Tectonic Belt near its western contact with the coast crystalline belt, in an area underlain by early to middle Jurassic volcanic and sedimentary rocks of the Hazelton Group. Mineralization occurs predominantly in the volcanic rocks, but also occurs in, and is genetically related to Cretaceous intrusions. Numerous other porphyry copper and molybdenum deposits and prospects occur in the district.

The Main Zone and East Zone deposits are centrally located within a 5 kilometre long and 2 kilometre wide, east-west trending, elliptical shaped area of propylitic alteration. Mineralization, which is the product of a high-sulphur hydrothermal system, consists of abundant sulphide vein and fracture fillings with lesser disseminated sulphides in vein selvages and envelopes within hornfelsed and locally albitically altered volcanic rocks. Disseminated mineralization is more prevalent within the intrusive rocks. Total sulphide content averages approximately 3 to 5 percent, with a pyrite shell that extends beyond the boundaries of economic mineralization. Almost all of the copper occurs as chalcopyrite with only rare occurrences of bornite. The Main Zone deposit is kidney shaped in plan with a length of 500 metres and a width of 150 metres and is partly open to expansion on its northern margin. The East Zone deposit is an elongate, easterly trending zone, approximately 200 to 300 metres wide, 900 metres long and at least 300 metres deep. This deposit is truncated on two sides by post-mineral faults but remains open at depth. Fractures and veinlets carrying sulphides vary from 0.5 millimetres to greater than 1 centimetre and generally form a strong stockwork zone. Veins display a wide variety of orientations but typically are steeply dipping. Within the defined deposit areas mineralization grades display a high degree of continuity. Gangue fillings within the veins are, in order of abundance, gypsum, quartz, biotite, albite, magnetite and orthoclase.

Project Financing

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June 1996 Mitsubishi Materials Corporation, Dowa Mining Co., Ltd., Furukawa Co., Ltd. and Marubeni Corporation (the "Japan Group") purchased a 40% equity position in Huckleberry Mines Ltd. and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co., Ltd. and Furukawa Co., Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry Mines Ltd. of $15 million for infrastructure including roads and power lines.

The initial financing arrangements can be summarized as follows:

	Millions
Equity (US$30 million converted @ $0.72)	$41.7
Japan Group loan (US$60 million converted @ $0.72)	$83.3
B.C. Government infrastructure loan	$15.0
Total	$140.0

In November 1997, Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997 Marubeni Corporation, one of the members of the Japan Group,

provided an additional US$10 million loan to Huckleberry Mines Ltd. for working capital purposes.

With financing in place, construction commenced in June 1996 and was completed in September 1997. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry Mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998, the major stakeholders of the Huckleberry Mine entered into an Economic Plan sponsored by the British Columbia Job Protection Commission (the "Huckleberry Mine Economic Plan"). The term of this agreement was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. This payment date has now been rescheduled to June 30, 2003 to allow the parties to conclude a third loan restructuring agreement. There can be no assurance that Huckleberry Mines Ltd. will be successful in rescheduling this debt payment, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

As part of the second loan restructuring agreement, a wholly owned subsidiary of the Company provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry Mine except for the Marubeni working capital loan which was repaid in 2000 and ranking equally with the Japan Group Reclamation Bond Letter of Credit. Old Imperial sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Old Imperial owning 50%.

Project Status

Mining

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit was mined out in April of 2002. All future mining will be from the East Zone pit. A decision was made late in 2000 to replace the Cat 777 fleet (85 tonne) with larger Cat 785 trucks (142 tonne) to lower mining costs. Changeover of the fleet began in the fall of 2000.

Based on the revised reserve estimations and predicted mill throughputs as discussed below, the life of the Huckleberry Mine is expected to extend through to 2007.

As a result of lower copper prices, the East Zone mine design was revised. A copper price of US$0.85

per pound was used to complete the optimization of the East Zone mine design instead of the previously used US$1.00 per pound. The reserve estimate for Huckleberry was done under the supervision of Clay Craig, P.Eng., an employee of Huckleberry Mines Ltd., was designated as the Qualified Person for this purpose.

East Zone Probable Reserves as at December 31, 2002:

Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
0.26	36,719,000	0.489	0.013	0.056	2.884	0.55:1

Milling

Mill throughput averaged 20,334 tonnes per day to the end of December 2002. East Zone ores are not as amenable to molybdenum recovery as Main Zone ores, and as a result molybdenum recovery dropped when mining moved back to the East Zone.

A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are further broken and then returned to the SAG mill.

Production Statistics

Production statistics represent 100% of the mine production, 50% of which are allocable to Imperial:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Ore milled (tonnes)	7,421,715	7,415,866
Ore milled per calendar day (tonnes)	20,334	20,317
Ore milled per operating day (tonnes)	21,689	21,732
Grade (%) – Copper	0.534	0.522
Grade (%) – Molybdenum	0.014	0.016
Recovery (%) – Copper	88.38	94.00
Recovery (%) – Molybdenum	47.54	73.30
Copper produced (lbs)	77,233,795	80,243,322
Molybdenum produced (lbs)	1,118,696	1,958,544

The tailings dam was raised by seven metres to 1,064 meters, using mine equipment and staff. All environmental and operating permits were maintained in good standing.

Exploration

There was no exploration activity carried out in 2002.

Debt Repayment

Huckleberry is not in a position to make payments on its long term debt and is presently in negotiation with its lenders to restructure its long term debt. Although management believes that satisfactory debt restructuring arrangements can be made, no assurances can be given in this regard.

Sterling Property

Introduction

The Sterling Property operated both as an underground and open pit mine from 1980 to 1997. It is 100% owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. Net smelter royalties of 2.25% are payable on production. Mining operations are currently suspended.

Location and Description

The Sterling Property is located in southern Nye County, Nevada, about 115 miles northwest of Las Vegas and 15 miles southeast of the town of Beatty. It lies on the east side of the Bare Mountains, at the southern end of Pahute Mesa in the Great Basin. Bare Moutain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8-mile long gravel road connects the Sterling property to U.S. Highway 95.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain which summits at 6,317 feet. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° Fahrenheit. Winters are mild. The Sterling Mine property consists of 149 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. The claims and mill site cover approximately 3,099 acres and are located on land administered by the U.S. Bureau of Land Management.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Old Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Old Imperial increased its ownership of Sterling to 100% on December 31, 1999 by exercising an option from Cathedral granted pursuant to a debt settlement arrangement.

Open pit mining of the Sterling deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until 1997 when market conditions impacted profitability. Average production grades were maintained at 0.25 opt gold, which kept the underground mining cutoff grade at 0.1 opt. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place.

Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production (1980 through 2000) is 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries have averaged 88%, without milling.

Geology

In the now mined-out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal "pipes" along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the 'cap' to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The newly discovered 144 Zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 700 feet below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation.

The 144 Zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling Mine, provides a large, high potential exploration target.

Drilling in this area in 2001 resulted in significant gold intercepts, as illustrated in the following table:

		Gold Grade	
		oz/t	g/t
Hole 01-7A	(-66°/281°)		
	685-795 feet (110 feet)	0.15	5.28
	Including 20 feet	0.32	10.83
	Including 10 feet	0.42	14.25
Hole 01-9	(-90°)		
	730-775 feet (45 feet)	0.57	19.56
	Including 20 feet	1.03	35.41
	Including 10 feet	1.71	58.62

In 2002, surface rotary and diamond drilling program further tested the target area, which remains open laterally. The drilling program was conducted using a combined drilling method, where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone.

Following the 2002 drilling program, a geophysical survey using Natural Source Audio-Frequency Tellurics ("NSAMT") was employed to expand the 144 Zone. NSAMT has been successful in detecting low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in Sterling type environments. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who was designated as the Qualified Person.

Detailed results of the 2002 drilling program are as follows:

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 02-18	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97
Hole 02-19	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 02-20	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14
Hole 02-21	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03
Hole 02-22	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46
Hole 02-23	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

In the first quarter of 2003, a thirteen hole drill program was initiated, which further extended the limits of gold mineralization. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone now stand at approximately 750 feet northsouth and 350 feet eastwest, centred on the Reudy fault, and it has not been conclusively closed off in any direction. Hole 24 intersected 139 feet grading 0.26 oz/t, which included an 83 foot section grading 0.39 oz/t. Hole 28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Details of the significant intersections from the completed rotary drill holes are as follows:

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 03-24	671.7 – 810.7	204.7 – 247.1	139.0	42.4	0.26	9.06
including	685.2 – 768.3	208.9 – 234.2	83.1	25.3	0.39	13.36
	729.1 – 751.0	222.2 – 228.9	21.9	6.7	0.82	27.96
	737.0 – 748.3	224.6 – 228.0	11.3	3.4	0.93	31.95
	743.0 – 748.3	226.4 – 228.0	5.3	1.6	1.41	48.35

- *extends the high-grade zone in 02-18 approximately 70 feet to the southwest*
- *confirms the continuity of the high grade zone between 02-18 and 02-19*

Hole 03-25 – Assays pending

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 03-26	695.0 – 750.0	211.8 - 228.6	55.0	16.8	0.05	1.82
including	740.0 – 745.0	225.6 - 227.1	5.0	1.5	0.16	5.61
- intersected the zone on the east side of the dike. Confirms zone extends south of 01-13						
Hole 03-27	700.0 – 740.0	213.4 – 225.6	40.0	12.2	0.04	1.27
	800.0 – 810.0	243.9 – 246.9	10.0	3.0	0.06	1.90
- intersected the zone on the east side of the dike and the Reudy fault						
Hole 03-28	705.0 – 750.0	214.9 – 228.6	45.0	13.7	0.25	8.72
including	725.0 – 745.0	221.0 – 227.1	20.0	6.1	0.50	17.14
	730.0 – 740.0	222.5 – 225.6	10.0	3.0	0.75	25.85
	730.0 – 735.0	222.5 – 224.0	5.0	1.5	0.99	33.95
- indicates high-grade gold occurs well to the west of holes 02-21 and 02-23, approximately 95 feet and 55 feet, respectively						
Hole 03-29	640.0 – 678.2	195.1 – 206.7	38.2	11.6	0.10	3.38
including	655.0 – 678.2	199.6 – 206.7	23.2	7.1	0.16	5.33
	655.0 – 664.4	199.6 – 202.5	9.4	2.9	0.28	9.56
	700.9 – 744.0	213.6 – 226.8	43.1	13.1	0.08	2.66
including	705.0 – 728.0	214.9 – 221.9	23.0	7.0	0.10	3.51
	710.3 – 721.9	216.5 – 220.0	11.6	3.5	0.14	4.66
	752.7 – 787.7	229.4 – 240.1	35.0	10.7	0.10	3.34
including	771.0 – 778.0	235.0 – 237.1	7.0	2.1	0.30	10.34
	775.0 – 778.0	236.2 – 237.1	3.0	0.9	0.50	17.15
- extends high-grade zone in 02-18 approximately 45 feet to the north						
Hole 03-30 – Assays pending						
Hole 03-31	665.0 – 745.0	202.7 - 227.1	80.0	24.4	0.06	1.95
including	710.0 – 720.0	216.4 - 219.5	10.0	3.0	0.10	3.56
- extends the zone approximately 90 feet southwest of 02-19						
Hole 03-32	705.0 – 730.0	214.9 – 222.5	25.0	7.6	0.03	1.12
including	715.0 – 720.0	217.9 – 219.4	5.0	1.5	0.06	2.08
- hole deflected and entered the dike above the predicted zone						
Hole 03-33 – Assays pending						
Hole 03-34	800.0 – 815.0	243.8 - 248.4	15.0	4.6	0.07	2.43
including	810.0 – 815.0	246.9 - 248.4	5.0	1.5	0.14	4.89
- intersected a narrow low-grade zone						

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 03-35	725.0 – 730.0	221.0 – 222.5	5.0	1.5	0.03	1.07
	740.0 – 745.0	225.6 – 227.1	5.0	1.5	0.04	1.51

- hole entered the dike above the predicted zone

Hole 03-36 – Assays pending

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by ALS Chemex at their North Vancouver, BC facility.

Other Properties

Imperial has interests in various other early stage exploration properties located in Canada.

Risk Factors

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long term profitability of Imperial's operations will be in part directly related to the cost of its exploration programs, which may be affected by a number of factors.

Substantial expenditures and time are required to establish ore reserves through drilling, to evaluate metallurgical processes to extract the metal from the ore and, in the case of new properties, to obtain the necessary approvals and to develop the mining and processing facilities. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations.

Development of mineral deposits is subject to an array of complex economic factors and accordingly, there is no assurance the projected results contained in any feasibility study will be attained. In addition, ability to achieve timing, production and cost targets cannot be assured. Technical considerations, delays in obtaining necessary approvals, delays or inability to raise financing could cause delays in developing properties. These impacts could materially adversely affect the financial performance of Imperial.

Except for the Mount Polley Mine and Huckleberry Mine, no mineable ore bodies have yet been defined on the other properties of Imperial. Furthermore, even if mineable ore bodies are found on other properties, financial resources are currently not available to bring the properties into production.

Huckleberry Mine

Because of continuing low copper prices, there is substantial uncertainty whether the Huckleberry Mine can generate sufficient cash flow to meet its scheduled liabilities and therefore continue operations. Huckleberry Mines Ltd. is not in a position to make payments on its long term debt. There can be no assurance that Huckleberry Mines Ltd. will be successful in restructuring its long term debt, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

Operating Risks

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, toxic substances and other hazards. These risks may cause delays in production, increased costs and increased liabilities. Imperial will have insurance in amounts that it considers to be adequate to protect itself against certain business and mining risks. However, Imperial may become subject to liability which it cannot insure against or which it may elect not to insure against due to premium costs or other reasons. In particular, Imperial will not be specifically insured for environmental liability.

Prior Interests

Due to the large number and diverse legal nature of Imperial's mineral interests, full investigation or surveys of each such interest has not been carried out and the interests may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Imperial has not conducted full searches of title that would reveal the existence of any claims adverse in interest to Imperial's title to the properties. Imperial has constructive notice and is therefore subject to any such claims that may be registered. Imperial has not received actual notice of any claims except as are disclosed herein. If prior claims and interests exist then all affected properties are at risk.

Royalties

The government of the United States may impose royalties on gross proceeds from mining operations or restrictions on ownership by foreign companies or both which may negatively affect Imperial's United States based mining operations. The government of the United States has proposed a net smelter returns royalty of 4-8% for mines on federal land. If this legislation is passed it will negatively affect the potential profitability of the Sterling Mine.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks, and in particular unexpected or unusual geological operating conditions including rockbursts, cave-ins, fires and flooding, may occur. Imperial may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks and Imperial has decided not to take out insurance against such risks at the present time due to high premiums. Paying compensation for obligations resulting from such liability may significantly impact Imperial.

Influence of Metal Prices and Currency Exchange Rates

Imperial's revenues, if any, are expected to be in large part derived from the mining and sale of copper and gold. The prices of copper and gold have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond Imperial's control, including international economic and political trends, currency exchange fluctuations (specifically the U.S. dollar relative to other currencies), interest rates, global or regional consumptive patterns, speculative activities and increasing production due to new mine developments and improved mining and production methods. Additionally, gold prices are also influenced by the expectation of inflation and gold coin programs that affect consumption patterns. The effect of these factors on the price of copper and gold cannot be accurately predicted.

Currency fluctuations may affect revenues and costs. Copper and gold are sold based on a U.S. dollar price, while costs are based on the currency of the properties host country. Fluctuations in exchange rates can significantly impact Imperial's financial position.

Metal prices will fluctuate and may drop to the point where continued operations must be suspended until better prices are re-established, as was the case for the Mount Polley Mine in the year 2001.

Reserves

Market price fluctuations of copper and gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may impair the profitability of a mine in any particular accounting period.

Joint Venture Agreements

Imperial may, in future, be unable to meet its share of costs incurred under the joint venture agreements relating to the properties and may have its interest in such properties reduced as a result. If other joint venture participants do not meet their share of such costs, Imperial may be unable to finance the costs required to complete programs recommended by the managers of such properties. In certain exploration and mining joint ventures Imperial is contingently liable for the other venturer's share of future site restoration costs and other liabilities associated with the joint venture. Imperial would have claims on the related assets of the other venturer that could reduce or eliminate the amount of any ultimate liability.

Capitalization and Commercial Viability

Imperial has limited financial resources and there is no assurance that additional funding will be available to Imperial for further exploration or development of any of its properties or to fulfill its obligations under any applicable agreements. Although Imperial has been successful in the past in obtaining financing through the sale of equity securities or through joint venture or option arrangements, there can be no assurance that Imperial will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Imperial's properties with the possible loss of properties.

If Imperial proceeds to production on a particular property, commercial viability will be affected by factors that are beyond Imperial's control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the protection of the environment and agricultural lands. The effect of these and other factors listed above cannot be accurately predicted.

With its limited financial resources, there is no assurance that Imperial will be able to provide the ongoing financial support that may be required by the Mount Polley Mine and the Huckleberry Mine in the event that commodity prices, particularly copper and gold, fail to improve. This could place all or part of Imperial's interest in these projects at risk.

Permits and Licences

The operations of Imperial require licences and permits from various governmental authorities. Imperial believes that it presently holds all necessary licences and permits required to carry on with activities that Imperial is currently conducting under applicable laws and regulations in respect of the properties and Imperial believes Imperial is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in regulations and in various operating circumstances. There can be no guarantee that Imperial will be able to obtain all necessary licenses and permits that may be required to commence construction or operation of mining facilities at properties under exploration or development or to maintain continued operations at economically justifiable costs.

Conflicts Of Interest

Certain of the directors and officers of Imperial are also directors, officers and shareholders of other natural resource companies. Such directors and officers have been advised of their fiduciary obligations to Imperial and its shareholders. Conflicts may arise, however, between the obligations of these directors and officers to Imperial and such other natural resource companies.

Environmental

No significant environmental issues have been identified in respect of Imperial's major projects. To the extent that environmental requirements are stringent, capital expenditures for environmental protection at mining operations to be conducted in the future may adversely affect Imperial's competitive position in world markets.

Imperial's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner such that standards, enforcement, fines, and penalties for non-compliance are stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The operations of Imperial involve the use of environmentally hazardous substances. While extensive measures are taken to prevent discharges of pollutants in the ground water and environment, and it is anticipated that Imperial will maintain appropriate insurance for liability and property damage in connection with its business, Imperial's mines may become subject to liability for hazards that cannot be insured against or which Imperial may elect not to insure itself against due to high premium costs or other reasons. Should such liabilities arise, they could reduce or eliminate the profitability of Imperial resulting in a decline in the value of the securities of Imperial. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always

possible to fully insure against such risk and Imperial may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Imperial.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Year End Financial Information

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. (formerly Imperial Metals Corporation). For historical pro forma financial information on the mining operations see the Information Circular – Proxy Statement of Old Imperial, now renamed IEI Energy Inc., dated January 18, 2002 with respect to the Plan of Arrangement. Reference is also made to the annual report of IEI Energy Inc. for the year ended December 31, 2001 which provides further information on the mining operations of the company, including audited financial statements for the two years then ended.

	Year Ended December 31, 2002	Year Ended December 31, 2001 *Proforma* (1)
Total Revenues	$47,238,743	$111,153,748
Net Loss	$22,968,083	$20,240,573
Data per Common Share		
Net Loss	$1.46	$2.51
Fully diluted Loss	$1.46	$2.51
Balance Sheet Data		
Total Assets	$72,017,155	$92,256,697
Long Term Debt (including current portion)	$79,705,614	$80,544,403

Note (1): Pro forma amounts are based on the historical financial information of the mining business formerly part of IEI Energy Inc. prior to its acquisition by the Company effective January 1, 2002.

Dividends

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. The Management Discussion and Analysis relating to the Company's consolidated financial statement for the fiscal year ended December 31, 2002 and the proforma financial statements for the fiscal year ended December 31, 2001, appear on pages 16 through 36 of Imperial's 2002 Annual Report, and are incorporated herein by reference.

ITEM 6 MARKET FOR SECURITIES

The common shares of Imperial are listed on The Toronto Stock Exchange under the trading symbol 'III'.

[intentionally left blank]

ITEM 7 DIRECTORS AND SENIOR OFFICERS

Name, Address, Occupation and Security Holding

The directors and senior officers of Imperial are as follows:

Name & Municipality of Residence	Office Held	Director Since	Present Principal Occupation or Employment for Previous Five Years
Pierre B. Lebel [1/2] North Vancouver, B.C.	Director & Chairman	December 6, 2001	Chairman of Imperial, and prior thereto President of Imperial. Prior thereto President of IEI Energy Inc. (formerly Imperial Metals Corporation).
J. Brian Kynoch Vancouver, B.C.	Director & President	March 7, 2002	President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of IEI Energy Inc. (formerly Imperial Metals Corporation).
Dr. K. Peter Geib [1/2] Frankfurt, Germany	Director	March 7, 2002	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company of Frankfurt, Germany.
Larry G.J. Moeller [1/2] Calgary, Alberta	Director	March 7, 2002	Vice President, Finance, Edco Financial Holdings Ltd., a private company.
André H. Deepwell Burnaby, B.C.	Chief Financial Officer, Vice President, Finance & Corporate Secretary	n/a	Vice-President, Finance, Chief Financial Officer & Corporate Secretary of Imperial. Prior thereto Vice-President, Finance, Chief Financial Officer & Corporate Secretary of IEI Energy Inc. (formerly Imperial Metals Corporation).
Patrick McAndless Richmond, B.C.	Vice President, Exploration	n/a	Vice-President, Exploration of Imperial. Prior thereto Vice-President, Exploration of IEI Energy Inc. (formerly Imperial Metals Corporation).
Kelly Findlay North Vancouver, B.C.	Treasurer	n/a	Treasurer of Imperial. Prior thereto Treasurer of IEI Energy Inc. (formerly Imperial Metals Corporation). Prior thereto Accountant with Burridge & Associates, Chartered Accountants from March 1998 to November 2000.

(1) *Member of Audit Committee*
(2) *Member of Compensation Committee*

The directors and senior officers of Imperial as a group beneficially own approximately 7.5% of the common shares of Imperial.

Each director will hold office until the Annual Meeting of the shareholders of Imperial or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

Corporate Cease Trade Order or Bankruptcies

All of the officers and directors of the Company were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The Plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Refer to the management proxy and information circular on the SEDAR website (www.sedar.com) for IEI Energy Inc.

ITEM 8 ADDITIONAL INFORMATION

Imperial will provide to any person, on request to the Corporate Secretary of the Company, the following information:

(a) when the securities of Imperial are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,
   (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
   (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;
   (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and
   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that Imperial may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Imperial.

To receive such documents, please contact André Deepwell, Corporate Secretary, Imperial Metals Corporation, Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6.

Interim financial statements and other disclosure documents may be obtained on the SEDAR website at *www.SEDAR.com.*

Technical Report

REVIEW OF THE HUCKLEBERRY MINE BRITISH COLUMBIA, CANADA

Imperial Metals Corporation
Vancouver, B.C., Canada

by

J. Brian Kynoch, P.Eng

August 30, 2002

CERTIFICATE OF AUTHOR

J. Brian Kynoch, P.Eng
2798 West 36th Avenue, Vancouver, BC
Tel: (604) 488-2654, Fax: (604) 687-4030
briankynoch@imperialmetals.com

I, J. Brian Kynoch, P.Eng., am a Professional Engineer, Senior Vice President and Chief Operating Officer of Imperial Metals Corporation of Suite 420 – 355 Burrard Street in the City of Vancouver in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of British Columbia in 1980 with a Bachelor of Applied Science degree in Civil Engineering.

I have practiced my profession continuously since 1980 and have been involved in: development, operation, mergers, acquisitions and exploration of mines and mineral properties in North America.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.

This report was prepared under my direct supervision. I have visited the Huckleberry mine site several times since the start of mining operations and have been involved in the decisions pertaining to the mine and mill operations.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am not independent of Imperial Metals Corporation as defined in Section 1.5 of National Instrument 43-101, as I have been a director and officer of the company and its subsidiaries since 1987, I own shares of Imperial and have been granted employee options to purchase shares in the company. Imperial Metals Corporation, as a producing issuer, is exempt from the need for preparation by an independent qualified person as stated in Section 5.2 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 7th day of October 2002.

Sincerely,

J. Brian Kynoch. P. Eng.

Table of Contents



1. Summary

The Huckleberry open pit copper mine is 100% owned by Huckleberry Mines Ltd., a 50% owned subsidiary of Imperial Metals Corporation, and is operated by Imperial Metals Corporation.

Based on a Feasibility Study completed by H.A. Simons in 1995, a Japanese consortium comprised of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd., and Furukawa Co., financed the project. The mine was constructed in 1996 and 1997 with operations commencing in September 1997 and has operated continuously since that time.

The copper price assumed in the Feasibility Study was US$1.00 per pound of copper. Copper prices realized during the operational history of the mine have averaged much lower than that upon which the Feasibility Study was based. As a result of the continued low copper prices, there is substantial uncertainty as to whether Huckleberry Mines Ltd., will be able to meet the debt obligations incurred during mine construction. Additionally, the ongoing low prices may lead to a suspension of operations at Huckleberry Mine.

2. Introduction and Terms of Reference

This report has been prepared to support the technical information contained in the Imperial Metals Corporation Annual Information Form and has been written by employees of Imperial Metals Corporation (a producing issuer) and the associated mine operating company Huckleberry Mines Ltd.

Mr. Bill Dodds, P. Eng., Mine Superintendent of the Huckleberry Mine, has served as the Qualified Person responsible for preparation of the reserve estimates. Brian Kynoch, P.Eng., an employee of Imperial Metals Corporation, served as the Qualified Person for the preparation of this Technical Report as defined in National Instrument 43-101. Other Imperial employees including the Vice President Operations, Mr. Jack Miller, who also serves as the President of Huckleberry Mines Ltd, provided Qualified Persons assistance.

All of the Qualified Persons have visited the site and have been involved in the operation of the mine.

3. Disclaimer

This report was prepared exclusively for Imperial Metals Corporation. The quality of information, conclusions and estimates contained herein is consistent with information available at the time of preparation, the data supplied by outside sources, and the assumptions, conditions and qualifications set forth in this report.

4. Property Description and Location

The Huckleberry Project is located in west-central British Columbia, at 127° 10' W, 53° 41' N on map sheet 93E/11E. It is on the southern flank of Huckleberry Mountain, north of Tahtsa Reach on the Nechako Reservoir. The highest point on the property is on Huckleberry Mountain at 1,543 metres and the lowest is Tahtsa Reach at about 860 metres, while the deposits have an average surface elevation of 1,036 metres. Figure 1 indicates the location of the Huckleberry Project.

The Huckleberry Project is 100% owned by Huckleberry Mines Ltd., which, in turn is owned by a consortium consisting of Imperial Metals Corporation, Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co. The 74 contiguous mineral claims and mining leases are located on map sheet 93E/11E in the Omineca Mining Division (Figure 2).

Claim Name	Mineral Tenure	No. Of Units	Record Date	Expiry Date
WHITE	326499	20	June 12, 1994	December 15, 2008
HUCKLEBERRY 5	328380	9	July 19, 1994	December 15, 2009
HUCKLEBERRY 6	328381	4	July 19, 1994	December 15, 2009
HUCKLEBERRY 7	328382	2	July 19, 1994	December 15, 2009
HUCKLEBERRY 8	328383	4	July 19, 1994	December 15, 2008
HUCKLEBERRY 9	328385	18	July 19, 1994	December 15, 2008
HUCKLEBERRY 10	328386	4	July 19, 1994	December 15, 2008
HUCKLEBERRY 11	328394	2	July 19, 1994	December 15, 2008
HUCKLEBERRY 12	328396	10	July 19, 1994	December 15, 2008
MINING LEASE NO. 353594	353594	1	June 25, 1997	June 25, 2003

5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property may be reached by travelling southwest from Houston, B.C., via 121 kilometres of gravelled Forest Service Roads and private access road. Houston is 307 km west of Prince George, 400 kilometres east of Prince Rupert, and is served by Highway 16 and the Canadian National Railway.

The Huckleberry Project falls between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

6. History

Copper mineralization was originally discovered at Huckleberry by Kennco Explorations (Western) in 1962. In 1972, the property was optioned by Granby Mining Company Ltd., which undertook further drilling, and metallurgical test work. The property remained idle until 1975 when Noranda exercised an option and concentrated on the precious metal potential of the property.

Noranda's option was dropped, and in 1992 New Canamin Resources Ltd., optioned the property from Kennecott Canada. In May 1994, Kennecott elected not to exercise its re-acquisition rights, and New Canamin became sole owner of this property.

On July 7, 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with a consortium of Japanese companies was established to assist in financing the project.

In 1996 construction of a 16,500 tpd mine and milling complex commenced and was completed and operational by October 1997.

Imperial obtained its interest in the Huckleberry Mine when it acquired the mining assets of Princeton Mining Corporation by way of a Plan of Arrangement in 1998. Imperial holds 50% of the shares of Huckleberry Mines Ltd., with the other 50% being held Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd, and Furukawa Co.

7. Geological Setting

New Canamin Resources Ltd. (1995) summarized the regional geology of the Huckleberry area, drawing upon the mapping of MacIntyre (1985). The following is excerpted from their section on the regional geology.

> "The region is underlain predominantly by Middle Jurassic volcanic and sedimentary rocks of the Hazelton Group, within the Intermontane Tectonic Belt, flanking the eastern edge of the Coast Crystalline Belt. The Hazelton Group is unconformably overlain in several areas by successor basin deposits of Late Jurassic Bowser Lake sediments and Early Cretaceous Skeena Group turbidites. These are all overlain locally by flat-lying Late Cretaceous volcanics of the Kasalka Group, consisting of felsic pyroclastics and flows and later basalt flows. These have all been intruded by numerous small to medium-sized stocks and zoned intrusives ranging from late Cretaceous to Early Tertiary in age. The Late Cretaceous Bulkley intrusives are generally horblende-biotite granodiorites to quartz monzonites. They are of economic interest because of the copper mineralization that is frequently associated with them. Mineralized systems related to these intrusives include the Huckleberry, Whiting Creek, Ox Lake, Coles creek and Bergette deposits. Copper-molybdenum mineralization is also associated with the Eocene Nanika intrusives. The Berg deposit is the only significant example known in the immediate area."



8. Deposit Types

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverse-shaped deposits.

The deposits display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages.

Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

9. Mineralization

Mineralization is similar in both deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly Chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine-grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main Zone was the first zone to be discovered and has been well defined by drilling. It is shaped like a kidney bean, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface.

It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East Zone was discovered fairly recently during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main Zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres were drilled on the Main Zone in 170 holes, and 23,744 metres in 131 holes on the East zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations.

Specific gravity determinations were performed on 340 samples taken from eight holes within the East Zone deposit. Core specimens were weighed in air and water. The ration of air to air-water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits.
Gold, silver and molybdenum were not modeled in the Main Zone due to incomplete data sets. Instead the block grades have been determined suing correlations with copper assays, which are quite strong. For the East Zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected.



Because of the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface has been established from drill data and the position of outcrops on the north slope, and this has been used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas. In general, overburden depths of eight to 65 metres are expected in the East Zone, and zero to 30 metres in the Main Zone.

10. Exploration

Copper mineralization was originally discovered at Huckleberry by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples which had been collected in 1960 during a regional geochemical program. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Showings were stake as the Len claims in 1962.

Kennco conducted mapping, geochemistry, geophysics, trenching, and 3966 metres of diamond core drilling in 29 holes over the period 1962-1971. In 1972 the property was optioned by Granby Mining Company Ltd. And a program of detailed diamond drilling totalling 16,190 metres in 65 holes was undertaken over the following two years on the Main Zone. The property then remained idle until 1988-89 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda.

New Canamin Resources Ltd. optioned the property from Kennecott Canada in 1992. New Canamin's work was initially concentrated on further drilling of the Main Zone in 1992-93. During this program a hole (#93-26) was drilled 1200 metres east of the Main Zone as part of site investigations for potential tailings disposal purposes. It intersected 0.905% copper over eight metres, from the bedrock interface at 33 metres to the end of the hole at 41 metres. This was the discovery hole on the East Zone. A total of 10,647 metres in 58 holes were drilled on the East Zone over the remainder of 1993. Drilling continued in 1994 to define reserves and outline the extent of the East Zone deposit, totalling 10,172.9 metres in 137 holes.

In 1995, Princeton Mining Corporation purchased New Canamin Resources Ltd., and under a consortium with Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd., and Furukawa Co., formed Huckleberry Mines Ltd., who became project operator and carried out limited diamond drilling in 1995 and 1998. Construction of mine facilities was uninitiated in 1996 and commercial production at Huckleberry commenced in 1997. In 1998, the mining business of Princeton Mining Corporation was merged into Imperial Metals Corporation.

Huckleberry Mines Ltd. conducted a program of ground geophysics and soil geochemistry in 1999, and followed with additional diamond drilling in the east Zone in 2000. Total diamond drilling on the property by all companies to the end of 2000 was 65,035 metres in 399 holes.



In the winter and spring of 2001, a total of 628.3 metres of diamond drilling in six holes was conducted in the TMF-3 Zone. A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main Zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.



Property Exploration History

Year	Company	Type of Work	Diamond Drilling
1960	KenncoExplorations	Regional stream sediment sampling	
1962-1964	Kennco Explorations	Geology, geochemistry, induced polarization and ground magnetics Diamond drilling, 1963: Diamond drilling, 1964	 6 holes (290 m) 9 holes (1,416 m)
1969	Kennco Explorations	Geochemistry	
1970	Kennco Explorations	Geochemistry, induced polarization, ground magnetics, and trenching Diamond drilling:	 7 holes on Main stock (1,239 m) 2 holes on east end (150 m)
1971	Kennco Explorations	Diamond drilling	5 holes in Main Zone (870 m)
1972	Granby Mining Co. Ltd.	Diamond drilling	18 holes in Main Zone (2,830 m)
1973	Granby Mining	Diamond drilling	47 holes in Main Zone (13,361 m)
1989-1990	Noranda Exploration Co. Ltd.	Rock and soil geochemistry and ground magnetics	
1992	New Canamin Resources Ltd.	Diamond drilling	37 holes in Main Zone (4,670 m)
1993	New Canamin	Diamond drilling Airborne Geophysics	29 holes in Main Zone (3,094 m) 58 holes in East Zone (10,563 m) 12 condemnation holes (1,856 m) 575 line – km
1994	New Canamin	Diamond drilling	137 holes (20,172.9 m)
1995	Huckleberry Mines Ltd.	Diamond drilling	8 holes (1,463.1 m)
1998	Huckleberry Mines	Diamond drilling	7 holes in Main Zone (994.0 m)
1999	Huckleberry Mines	Induced polarization, ground magnetics and soil geochemistry	14.95 line – km
2000	Huckleberry Mines	Diamond drilling	17 holes in East Zone (2,066.0 m)
2001	Huckleberry Mines	Diamond drilling	6 holes in TMF-3 Zone (628.3 m)

11. Drilling

Britton Bros. Diamond Drilling Ltd. of Smithers, B.C. carried out all NQ core drilling in 2001, which totaled 2119.0 metres. Diamond drill core was photographed, geotechnically and geologically logged subsequent to splitting for analysis (attached in Appendix C). Drill core was split in its entirety over three-metre intervals with the exception of the six drill holes in the TMF-3 Zone which were selectively split and sampled, and wide intervals of unmineralized post-mineral dyking. Drill core is stored in the East Zone core racks, southeast of the east Zone ultimate pit. The core samples and 227 Zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish.

Previous drilling was conducted for more than 30 years (see Exploration section). To date a total of 705 drill holes for 65,663 metres of core have been drilled. The information from drilling completed until 1995 was incorporated in the database used to complete the Feasibility Study prepared by H.A. Simons in August 1995.

12. Sampling Methods and Approach

All drilling at Huckleberry has been by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

13. Sampling Preparation, Analyses and Security

During the 2001 program the following procedures were used.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Sample	Au (ppb)	Ag (ppm)	Cu (%)	Mo (%)	Pb (ppm)	Zn (ppm)
Field-prepared blank:						
Mean + 2Std. Dev.:	7.6	0.3	200 ppm	6.6 ppm	6.8	136.3
Mean – 2 Std. Dev.:	0.0	0.3	0 ppm	0.6 ppm	1.2	30.1
2001 blanks:						
298984	n/a	n/a	0.017	0.0017	n/a	n/a
231128	n/a	n/a	0.009	0.0001	n/a	n/a
320042	n/a	n/a	0.008	0.0004	n/a	n/a
320082	n/a	n/a	0.007	0.0008	n/a	n/a
320122	n/a	n/a	0.015	0.0012	n/a	n/a
320162	n/a	n/a	0.011	0.0001	n/a	n/a

There are slight differences in analytical procedure between the five samples submitted for baseline establishment of field-prepared blanks and the routine blanks inserted into the sample stream (ICP analysis of Pioneer Laboratories for field-prepared blanks vs. Mo assays at Huckleberry mine site lab). Copper assays returned from all blanks inserted into the core sample stream are within acceptable limits. Some molybdenum assays returned from blank analyses exceed the mean plus two standard deviations of the field-prepared blanks, however the absolute magnitude of this increase in Mo content is very low and is related to the small standard

deviation of the field-prepared blank sample set (1.5 ppm or 0.00015%) and/or the difference in analytical procedure and laboratory for these sample sets.

Field duplicates are collection and analysis of two separate samples from the same core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates. Copper and molybdenum were reproducible only at 50% precision level, which likely represents the heterogeneity of the predominantly fracture-controlled mineralization. At this level of precision, one sample-air plotted above the 90th percentile confidence line for copper, and the absolute difference was 0.02%. With respect to molybdenum, five of the six sample-pairs that exceed the 90th percentile confidence line plot close to the origin where the absolute difference between assays is less than 0.002%. As the mineralization is largely fracture-controlled, the only technically feasible manner to improve the precision at the sampling stage would be to saw the drill core.

Rock and core samples exceeding 10,000 ppm copper in initial geochemical analysis were subsequently re-assayed. Based upon the two samples exceeding 10,000ppm copper, the geochemical analyses may severely understate the "true" (assay) values.

	Original Cu Assay (ppm)	**Re-Assay (%)**	**Absolute Increase (ppm)**	**Percentage Increase**
560616	17,454	1.54	-2,054	-11.8
560619	69,533	9.09	21,367	30.7

CONCLUSIONS:

- There are no indications of any tampering with the samples between collection and laboratory.
- Laboratory preparation and analysis is reproducible at a 50% level of precision for core samples. The lower level of reproducibility in core reflects the heterogeneous distribution of fracture-controlled metallic minerals.
- Assaying shows potentially large discrepancies between geochemical ICP analysis and copper assaying that may result in significant understatement copper values. However, it should be noted that these assays were from rejects of very coarse-grained, heterogeneous sulphide mineralization.

A way to evaluate the quality of historic data was to assess the reconciliation of the mine and mill data to the block model. Generally good agreement is obtained between the ore reserve model and actual production estimates. For example, a reconciliation of mining in the Main Zone pit for the period from January 1, 2001 and December 31, 2001 is given below:

Ore Reserve Model			Milled Tonnes and Grade			Mill/ORM % difference		
Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes
8,218	0.511	41,942	7,421	0.522	38,775	-9.7	2.2	-7.5

14. Data Verification

The current database used to generate the reserve estimate is based on the original database used to generate the H.A. Simons Feasibility Study. As new drilling information is completed, data is incorporated into the database. A new resource block model is generated and then checked against available production and blasthole data.

15. Adjacent Properties

Adjacent properties are not relevant for this review of the Huckleberry Mine operations.



16. Mineral Processing and Metallurgical Testing

The metallurgical characteristics of the Huckleberry Main and East Zone deposits have been developed by the experience gained by milling each zone and by extensive metallurgical testwork. The mill operating results from 2000 and 2001 confirm very stable metallurgical performance for the Main and East Zones.

Metallurgical studies of the Main Zone and East Zone were conducted as part of the H.A. Simons Feasibility Study. Recoveries were estimated to be:

	Copper Recovery (%)	Molybdenum Recovery (%)
Main Zone	95	67
East Zone	93	67

The Main Zone deposit has been mined out and recoveries were consistent with the Feasibility Study estimate. The East Zone pit recoveries have averaged about 3% less than the Feasibility Study estimate but plant improvements are expected to improve recovery to 91%.

The molybdenum circuit recoveries have varied from the low twenties to the low seventies. Recoveries are generally lower in surface material due to minerals that interfere with molybdenite flotation. It is currently expected that the molybdenum recoveries for the remaining mine life will average forty percent.

17. Mineral Resource and Mineral Reserve Estimates

Copper prices of US $0.70 per pound for the Main Zone and US $1.00 per pound for the East Zone were used for the pit optimization process. The probable reserves, as of December 31, 2001, are as follows:

Probable Reserves (as at December 31, 2001)							
	Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
East Zone	0.26	51,610,000	0.478	0.013	0.054	2.880	0.76
Main Zone	0.35	2,774,000	0.517	0.014	0.071	2.262	0.35
Total		54,384,000	0.480	0.013	0.055	2.848	0.74

Development of these reserve estimates was done at the minesite under the supervision of Huckleberry's Mine Superintendent, Bill Dodds, P.Eng. (Qualified Person).

18. Other Data and Information

Huckleberry is a producing mine and therefore has actual production data to allow for internal mine and mill comparisons between reserve estimates and actual results. These are completed on a monthly and yearly basis and are used to refine reserve estimates and mill performance. Imperial Metals Corporation reports operating results for the Huckleberry Mine in its Annual and Quarterly reports to its shareholders.

19. Requirement for Technical reports on Producing Properties

a. Mining Operations

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit was completed during the first quarter of 2002. Advanced stripping the East Zone pit – Stage 2 began at the end of 2001 to ensure a continuous ore supply to the mill during 2002.

A decision was made late in 2000 to replace the Cat 777 fleet (85 tonne) with larger Cat 785 trucks (142 tonne) to lower mining costs in the coming years when extensive stripping of the East Zone will be required. Changeover of the fleet began in the fall of 2000.

b. Process Metal Recoveries

Mill throughput averaged 20,317 tonnes per day to the end of December 2001, 23% over the design capacity of 16,500 tonnes per day. The molybdenum circuit performance has continued to improve, since its commissioning in March 1998, with molybdenum recoveries increasing from 45.5% in December 1998 to averaging 73.5% for 2001.

A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are further crushed and then returned to the SAG mill.

Production Statistics

The following is a summary of the production statistics for the Huckleberry Mine for the periods indicated:

	Six Months ended June 30, 2002	Year ended Dec 31, 2001	Year ended Dec 31, 2000
Ore milled (tonnes)	3,513,001	7,415,866	7,145,600
Ore milled per calendar day (tonnes)	19,409	20,317	19,523
Ore milled per operating day (tonnes)	20,992	21,732	21,337
Grade (%) – Copper	0.522	0.522	0.502
Grade (%) – Molybdenum	0.016	0.016	0.013
Recovery (%) – Copper	89.6	94.00	93.3
Recovery (%) – Molybdenum	52.3	73.30	63.7
Copper produced (lbs.)	36,228,099	80,243,322	73,831,000
Molybdenum produced (lbs)	686,788	1,958,544	1,314,662

c. *Markets*

Huckleberry copper concentrates are sold under a long-term contract to a group of Janapanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining.

Huckleberry molybdenum concentrates are sold to molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.



d. Contracts

As noted above all the copper and molybdenum concentrates are sold under long term contracts.

Copper concentrates are transported from the site to the Japanese smelters by truck to the Port of Stewart, BC and then by ocean freighters to Japan. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates and with Sanko Steamship Co. Ltd. to provide ocean shipping to Japan.

e. Environmental Considerations

The current reclamation bond for the Huckleberry Mine has been set at $2 million by the Ministry of Mines and has been secured with a letter of credit acceptable to the Province of British Columbia. The mine staff produces and submits to the Province of British Columbia an annual reclamation report that outlines the current levels of disturbance, future areas of development, and reclaimed areas. The report also includes an estimate of the total reclamation costs.

Huckleberry submitted an annual Reclamation Report in 2002 and based on this report the reclamation bonding for Huckleberry will be increased to $3 million in 2003.

Huckleberry is currently in compliance with all environmental and operating permits.

f. Taxes

Applicable taxes for Huckleberry Mines Ltd. used in cashflow estimates are:

- B.C. and Canadian Income Taxes at 38.62% of taxable income.
- B.C. Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered.
- Property Taxes are included in General and Administrative costs and are approximately $1 million per annum



g. *Capital and Operating Cost Estimates*

The Huckleberry mine staff has developed a life-of-mine operating cost estimate. The estimate is based on historic and current unit operating costs and fixed costs. The average operating costs over the remaining mine life are estimated at $6.26/tonne milled per the 2002 Budget.

The mine staff has also calculated estimates of the capital costs that will be incurred over the remaining life of the mine. The major capital cost is the cost of expanding the tailings storage facility. The total capital expenditures until 2009 are estimated at $28 million in the 2002 Life of Mine Budget.

h. *Economic Analysis*

The staff of Huckleberry Mines Ltd has prepared an after tax economic analysis of the mine using the long term production forecasts noted above.

Based on the 2002 Life of Mine Budget, Huckleberry is estimated to operate until 2009. This estimate is based on a number of assumptions, the most critical of which is the price of copper. Current cashflows indicte that Huckleberry will not be able to pay all of its outstanding debt obligations.

i. *Payback*

Given the continued low copper prices Huckleberry Mines Limited is not in a position to make payments on its long term debt and is presently in negotiation with its lenders to restructure its long term debt. Although management believes that satisfactory debt restructuring arrangements can be made, no assurances can be given in this regard. At current prices Huckleberry Mines Ltd., will not pay back all of its long term debt.

Debt on the Huckleberry mine is non-recourse against any assets of Imperial Metals Corporation.

j. *Mine Life*

Probable mineral reserves are projected to sustain the mining operation until 2009 based on the assumptions used in the 2002 Life of Mine Budget. The principal determinant of mine life from a financial point of view is the price of copper.

5. Interpretation and Conclusions

The Huckleberry mine has been in continuous operation since 1997. Feasibility estimates of reserves and plant performance have been met or exceeded. Since starting the operation, copper prices have continued to be below US$1.00 per pound, which was the estimated price in the Feasibility Study. It is expected that at the end of its mine life, the Huckleberry mine will not have met all its existing debt obligations. Additionally, the ongoing low prices may lead to a suspension of operations at Huckleberry Mine.

J. Brian Kynoch. P. Eng.

August 30, 2002
Date

Appendix A Figures

Figure A: Huckleberry Mine Location Map


BRITISH
SMITHERS
HUCKLEBERRY
COLUMBIA

Figure B: Huckleberry Mine Site


EAST
ZONE PIT
Main Zone
East Dump
MAIN
ZONE PIT
South
Saddle
Dam
NAG
Quarry

Figure C: Huckleberry Geology Map


Main Zone
East Zone
15000N
14000N
1020 Fault
105 Fault
150 Fault
Pyrite Halo
N
Legend
Cu Mineralized Zones
Feldspar Grancdiorite
Porphyry
(Hornblende-Biotite)
0
500
METRES
Tahtsa Reach
15000E

Figure D: Huckleberry Mine: Mill Flow Sheet


Imperial Metals Corporation
Huckleberry Mine Mill Flow Sheet
Gyratory Crusher
COS
SAG mill
Pebble Crusher
Vibrating Screen
Cyclones
2 Ball mills
Bulk Rougher Circuit
Cyclones
Regrind mill
2 Column Cells
Cleaner Scavenger Cell
Bulk Thickener
Mo Rougher Circuit
3 Column Cells
Cu Conc. Thickener
Mo Conc. Thickener
Filter
Filter
Cu Conc.
Mo Conc.
Tailings Dam

Appendix B References

Bottaro, J.C. (2002): Year 2001 Mineral Reserve Statement, Huckleberry Mines Ltd.

Harris, S. (2001): 2001 Geological, Geochemical, Geophysical and Diamond Drilling Report on the Huckleberry Property.

Huckleberry Mines Ltd.: various internal reports including Operations Budgets and Life of Mine Plans.

Simons Mining Group (1995): Huckleberry Project Feasibility Study.

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, James B Kynoch, P.Eng., do hereby consent to the filing of the technical report prepared for Imperial Metals Corporation and dated September 2002 in respect of the Technical Report – Review of the Huckleberry Mine, British Columbia, Canada.

DATED at this 1st day of October 2002.

PROFESSIONAL PROVINCE OF J. B. KYNOCH BRITISH COLUMBIA ENGINEER

James B. Kynoch, P.Eng



Technical Report

Feasibility Study: Springer and Bell Pits Mount Polley Mine Likely, B.C., Canada

Prepared for

Imperial Metals Corporation
Vancouver, B.C., Canada

by

Greg Gillstrom, P.Eng
Consulting Geological Engineer
Vancouver, B.C., Canada

August 30, 2002

Greg Gillstrom, P.Eng
1540 Islandview Dr.
Gibsons, BC, V0N1V5
Tel: 604-886-7045
Fax: 604-886-7045
ggillstrom@telus.net

October 30, 2002

J. Brian Kynoch
Imperial Metals Corporation
420-355
Burrard Street
Vancouver, BC
V6C 2G8

Dear Brian:

Re: Technical Report - Springer / Bell Pit Feasibility Study: Mount Polley Mine

Please find attached the Technical Report you requested on the feasibility plan for the Springer and Bell Pits. I am he Qualified Person responsible for the report's preparation in accordance with National Instrument 43-101. The 5 year mining plan presented in this report was produced as a team effort by Mount Polley Engineering and Metallurgical Staff after shutdown in 2001. I reviewed, recompiled and verified this material in August of 2002 to produce this report.

Sincerely,

Greg Gillstrom, P.Eng,
Consulting Geological Engineer



CERTIFICATE OF AUTHOR

Greg Gillstrom, P.Eng
1540 Islandview Dr., Gibsons, B.C., V0N1V5
Tel:(604) 886-4045, Fax:(604) 886-4045
ggillstrom@telus.net

I, Greg Gillstrom, am a registered Profession Engineer with the Association of Professional Engineers and Geoscientist of British Columbia.

I am a consulting Geological Engineer, residing in Gibsons, British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science in Geological Engineering in 1990, and from the British Columbia Institute of Technology with a Diploma of Technology in Electrical Engineering in 1984.

I have been practicing my profession continuously since graduating from UBC. I have been involved in numerous exploration and mining projects, mostly in base and precious metals.

Major projects:

- Mount Polley Mine, British Columbia
- Petaquilla Property, Panama
- QR Mine, British Columbia
- Goldstream Mine, British Columbia
- Obaton Mine, Ghana, Africa
- Goldstrike Mine, Nevada
- Brewery Creek Mine, Yukon

As a result of my experience and qualifications, I am a Qualified Person as defined in N.I. 43-101.

I was employed as the Chief Mine Geologist at the Mount Polley Mine from Sept 1999 to Closure in Oct 2001. A majority of the geological work and verification of the data contained in this report is based on work done during my employment at the Mount Polley Mine. The 5 year mining plan presented in this report was produced as a team effort by Mount Polley Engineering and Metallurgical Staff after shutdown in 2001. I reviewed and recompiled this material in August of 2002 to produce this report.

Major Contributors from the Mount Polley Mine Staff:

- **Don Parsons, Mine Superintendent: Art Frye, Senior Mining Engineer**
- **Greg Smyth, Environmental Coordinator**
- **Brock Taplin, Chief Metallurgist: Doug Watt, Senior Metallurgist**

Table of Contents







List of Figures



1 Summary

1.1 *Summary Introduction*

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial Metals Corporation's principal mineral properties. It is located in central British Columbia, 56 kilometers northeast of Williams Lake. Air Photos showing property and site layout are shown in Appendix A. The property consists of a mineral lease covering 483 hectares and 23 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,908 hectares. (Figure 4.1)

Mount Polley is a porphyry copper-gold deposit hosted within a brecciated plagioclase porphyry. The principal copper bearing mineral is chalcopyrite but other copper minerals are present, especially in the oxidized zones. The other minerals include bornite, malachite, chrysocolla, and azurite. Gold is present principally as inclusions in copper sulphides and as free liberated grains.

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction at Mount Polley was completed in June of 1997. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Mining continued until September of 2001, when operations were suspended due to low metal prices. Reserves in the Cariboo Pit have been exhausted. The main purpose of this report is to set out the conditions needed to reactivate the site and mine the remaining Springer and Bell zones.

1.1.1 Reserves

Approximately 27.7 million tonnes of ore, grading 0.563 g/mt gold and 0.332% copper have been mined at Mount Polley. The remaining reserves for the mine are as follows:

Probable Mineral Reserves
(Aug 31, 2002)

	Tonnes	Total Copper (%)	Oxide Ratio (%)	Gold (g/mt)	Strip Ratio
Springer Pit	24,617,500	0.373	17.0	0.342	2.83
Bell Pit	5,538,829	0.327	3.5	0.348	3.21
Total	30,156,329	0.365	14.5	0.343	2.90

The reserves were calculated at metal prices of US$1.10 per pound of copper and US$330 troy ounce of gold, along with the anticipated costs and recoveries of metals



based on the operating history at Mount Polley. These reserves are unchanged from those previously published by Imperial Metals Corporation in January 2002.

1.1.2 Mining

The mining design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997 and since November 15, 1997 the mine using its own equipment has done all mining. Mining operations were suspended in November 2001, however prior to suspension 55.0 million tonnes of material were mined from the Cariboo and Bell Pits of which 27.7 million tonnes were ore. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at Feasibility Study metal prices. Following the suspension of operations, 2.7 million tonnes of low grade material grading 0.242% copper and 0.337 g/mt gold and 200,000 tonnes of high grade material grading 0.286% copper and 0.420 g/mt had been stockpiled for future processing.

1.1.3 Milling

The Mount Polley concentrator processed a total of 5.4 million tonnes in 2001 metal recoveries and throughput rates are shown in section 1.15.

1.1.4 Environmental

Reclamation research initiated in 1998 at the Mount Polley mine continued during the year. Construction of wrap around sections for the East Rock Disposal Site (RDS) began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.
Permits are pending for the construction of two additional RDS's on the west side of the proposed Springer Pit. These RDS's will decrease the cost of developing the Springer Pit, as rock haulage distances will be reduced.



1.1.5 Production Statistics

Production statistics shown below exemplifies preclosure mine performance.

	Nine Months Ended Sept 30, 2001	*Year ended December 31*	
		2000	*1999*
Ore milled (tonnes)	*5,149,703*	*6,949,600*	*7,090,465*
Ore milled per calendar day (tonnes)	*18,863*	*18,988*	*19,426*
Ore milled per operating day (tonnes)	*19,826*	*20,683*	*21,299*
Grade (%) – Copper	*0.329*	*0.317*	*0.343*
Grade (g/t) – Gold	*0.524*	*0.493*	*0.566*
Recovery (%) – Copper	*76.178*	*70.39*	*69.35*
Recovery (%) – Gold	*74.065*	*75.46*	*77.40*
Copper produced (lbs)	*28,484,075*	*34,180,843*	*37,100,904*
Gold produced (ounces)	*64,258*	*83,194*	*99,585*

1.1.6 Exploration

In 2001, a total of 170 percussion holes for 9,421.4 meters and 41 core holes of 6,696 meters were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/ gold mineralization in the North Springer Zone. The drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings, from these zones, were used for metallurgical test work. The drilling in the Cariboo and the Bell was used to help in short and long range production planning.

1.1.7 Economic Plan

Mount Polley operated under an Economic Plan sponsored by the Job Protection Commission of British Columbia from July, 1998 until June 30, 2000. Significant cost reductions had been achieved under the plan, which could not be extended on terms satisfactory to all parties.

2 Introduction and Terms of Reference

This report was commission by **Imperial Metals Corporation** to ascertain the requirements needed to restart operations at its wholly owned Mount Polley Mine.

The scope of work for this study includes the following:

- Preparation of a feasibility study for the proposed re-opening of the Mount Polley Mine when metal prices return to profitable levels.
- A review of the property geology and exploration potential
- Utilize the engineering and operating experience of Mount Polley employees to estimate the ore reserves, capital and operating cost estimates for refurbishing and opening the mill and mine and financial analysis of the project.

Greg Gillstrom, P. Eng., a Consulting Geological Engineer, served as the Qualified Person responsible for the preparation of this report as defined in National Instrument 43-101.

The Author, **Greg Gillstrom** P.Eng was employed as the Chief Mine Geologist at the Mount Polley Mine from Sept 1999 to Closure in Oct 2001. The author is presently a consulting Geological Engineer in Vancouver.

3 Disclaimer

A majority of the geological work and verification of the data contained in this report is based on work done by the author during his employment at the Mount Polley Mine.

All geological maps and section were interpreted and drawn by the author.

Technical assistance in block modeling of the Springer and Bell Pit reserves was provided by **Art Frye**, Senior Engineer at the Mount Polley Mine.

Information and calculations on the 5 year mining plan, metallurgy, and environmental issues contained in this report were produced as a team effort by Mount Polley Engineering and Metallurgical Staff after shutdown in 2001. This material was reviewed and recompiled by the author in August of 2002. A majority of the mining section was produced by **Don Parsons**, a mining engineer and the Mount Polley Mine Superintendent from startup in May, 1997 to closure in Oct, 2001.



4 Property Description and Location

4.1 Location and Claim Status

The Mount Polley Mine is located in central British Columbia, 56 kilometers northeast of Williams Lake. Air photos showing the property layout are shown in Appendix A.
The Mount Polley property consists of twenty three mineral claims, one fractional claim, and one mining lease, with 337 units (Figure 4.1). The Mining Lease (3457310) covers 483 hectares. *Mount Polley Holding Company Limited* owns all claims.
In 2001, the Mount Polley claims had $63,000 assessment credits applied to them; bring all claims in good standing until year 2011. (maximum allowable assessment is 10 years). The rest of the assessment credit for money spent on exploration at Mount Polley in 2001 went into Imperial Metals PAC account.

Status of Claims after 2001 Filing

Claim Name	*Tenure No.*	*No. of Units*	*Record Date*	*Expiry Date*
MINING LEASE	345731	483.16 ha	22 Aug 1996	22 Aug 2026
CB1	204470	20	4 May 1981	15 Dec 2011
CB5	204472	20	4 May 1981	15 Dec 2011
CB8	204473	8	4 May 1981	15 Dec 2011
CB9	204474	20	4 May 1981	15 Dec 2011
CB16	204475	20	4 May 1981	15 Dec 2011
CB19	204476	20	4 May 1981	15 Dec 2011
CB20	204477	20	4 May 1981	15 Dec 2011
PM-3	206448	20	17 September 1989	15 Dec 2011
PM-4	206449	20	14 September 1989	15 Dec 2011
PM-5	206450	20	29 September 1989	15 Dec 2011
PM-6	206451	20	29 September 1989	15 Dec 2011
PM-7	206452	12	17 September 1989	15 Dec 2011
PM-8	206453	20	17 September 1989	15 Dec 2011
PM-9	206798	6	23 February 1990	15 Dec 2011
PM-10	206799	6	23 February 1990	15 Dec 2011
PM-11	206800	15	23 February 1990	15 Dec 2011
PM-12	206801	15	21 February 1990	15 Dec 2011
PM-13	207244	12	26 September 1990	15 Dec 2011
IMC-2	340018	15	21 September 1995	15 Dec 2011
IMC-3	340019	5	22 September 1995	15 Dec 2011
IMC 4 Fr.	340020	1	22 September 1995	15 Dec 2011
POL 1	392620	20	11 April 2002	11 April 2003
POL 4	392621	1	11 April 2002	11 April 2003
POL 5	392622	1	11 April 2002	11 April 2003

Figure 4.1 Mt. Polley Claim Map


N
204470
392620
204955
204473
204472
377495
204474
345731
204476
204477
206801
206800
206799
204475
206449
206448
206451
Mount Polley Claims
Non-Mount Polley Claims
2.5 km
Mount Polley Property
Claim Map as of August 2002
093A 12E-B

4.2 Regulatory Permits

All necessary mining permits were obtained during stage III feasibility, construction and operation of the Mount Polley Mine. An outline of the major permits required for operation of the Mount Polley mine are:

4.2.1 Permit M-200 – Work Systems Approval

The Ministry of Energy and Mines, Mines Branch, Energy and Minerals Division issued this permit. It was last amended on May 30, 2001. This permit allows for open pit mining, disposal of waste in designated rock disposal sites, construction of the tailings storage facility (TSF), characterization of waste rock, soil and tailings, monitoring of drainage from various mine components and all aspects of reclamation.

The latest update of May 30, 2001 permitted the construction of the TSF to 945-metre elevation. Presently, the TSF is at 942.5 meter elevation. Previous amendments permit the disposal of waste into the East rock disposal site (RDS), the North RDS and the backfill of the Cariboo Pit. Further, any potentially acid generating material (PAG) is permitted for disposal in the Cariboo Pit below the flood elevation of 1130 meter elevation.

An amendment covering the characterization and disposal of Springer Pit waste into the West 1130 & 1080 RDS is pending.

4.2.2 Permit PE 11678 – Effluent Permit

The Ministry of Water, Land and Air Protection issued this permit. It was last amended on December 21, 2001. This permit covers all aspects of surface water, groundwater, biological and hydrological monitoring. It also includes any climatology collected onsite as well as the discharge of tailings to the TSF.

The latest amendment changes the operational monitoring program to a care and maintenance-monitoring program. Thus, monitoring has been decreased while the mine is idle. The most significant change is the suspension of the Biological monitoring program that is conducted once every three years. At present, it has only been conducted once while in operation. Should Mount Polley Mine reopen, this program will likely be reinstated. In addition, new Federal Metal Mining Effluent Regulations (MMER, formerly MMLER) will be implemented in 2002. These regulations include new Environmental Effects Monitoring (EEM), which is the federal equivalent of the provincial Biological monitoring program. The existing biological monitoring program at Mount Polley will likely have to altered to meet the new federal EEM program once the mine reopens.

With respect to the discharge of tailings to the TSF, Mt. Polley is presently permitted for the disposal of 20, 000 tonnes per day (tpd). If an increased mill throughput is expected upon reopening, this rate will have to be increased to meet the new daily discharge rate. Any increase less than or equal to 10% of the existing discharge will require a simple permit amendment. However, if an increase of greater than 10% of the existing discharge



will require an amendment that must be advertised for 30 days in the BC Gazette and the Williams Lake Tribune.

4.2.3 Permit PR 14590 – Solid Waste Disposal

The Ministry of Water, Land and Air Protection issued this permit under the Waste Management Act. It allows for the disposal of solid waste to the landfill, with the exception of lunchroom waste, which must be stored in bear proof bines and removed from the site. In addition, it outlines the recycling of metal, oil, grease, cardboard and rubber. This permit will be maintained throughout the care and maintenance period. No amendments are required upon reopening.

4.2.4 Permit PA 15087 – Air Discharge

The Ministry of Water, Land and Air Protection issued this permit under the Waste Management Act. It allows for the discharge of Assay lab exhaust. It will be maintained during the care and maintenance period. No amendments are required for this permit upon reopening.

4.2.5 Permit PE 15968 – Discharge of Biosolids

The Ministry of Water, Land and Air Protection issue this permit under the Waste Management Act. It allows for the storage and discharge of biosolids from the Greater Vancouver Regional District (GVRD) at Mount Polley Mine. This permit will be maintained during the care and maintenance period. No amendments are required upon reopening of the mine should we decide to receive more product.
The biosolids storage facility (BSF) near the TSF will require some upgrading in order to store more product. As it is immediately next to the rock borrow, it can be upgraded at very low cost, especially if it coincides with TSF construction.

4.3 Reclamation

Reclamation at Mount Polley to date has mostly consisted of reclamation research. Two phases of research have been initiated, which include the tops of the RDS and the slopes of the RDS. This has been conducted on the 1170 meter platform and slope of the East RDS. Results have been excellent and are presented each year in the Annual Reclamation and Environmental Report.
Some reclamation has been conducted in the form of resloping of the 1150 East RDS. Approximately 2.24 ha have been resloped to date. In addition, approximately 5.83 ha of the 1170 RDS have been resloped and reclaimed. The majority of the East RDS can be reclaimed at any time, as it will not likely be used for waste disposal upon reopening. The present estimated costs for reclamation are $2,050,100. The estimated costs for reclamation after four more years of mining are $2,825,000. This is based on using the Cariboo Pit, North RDS and West 1080 RDS as the waste disposal locations.



5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mount Polley Mine is located in south-central British Columbia, eight kilometers southwest of the village of Likely and 56 kilometers northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W.

Road access from Williams Lake is 15 kilometers southeast on Highway 97 to 150 Mile House, 76 kilometers north on the Likely Highway to Morehead Lake, and then 12 kilometers east on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most parts of the property.
Travel time from Williams Lake is approximately 75 minutes
The property sits near the eastern edge of the Fraser Plateau physiographic sub-division, which is characterized by rolling topography and moderate relief. Elevations range from 920 meters at Polley Lake to 1266 meters at the summit of Mount Polley.
Forest cover consists of red cedar, Douglas fir and sub-alpine fir, with lesser black cottonwood, trembling aspen and paper birch. Much of the area has been clear-cut by commercial logging.
Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow.



6 History

6.1 Ownership and Exploration History

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964.

In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited.

In 1969 Teck Corporation assumed control of Cariboo-Bell. Teck continued to work the property until 1978.

In 1978 Highland Crow Resources, an affiliate of Teck, acquired control.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 meters of core drilling, 1,295 meters of rotary drilling, and soil geochemical and ground control surveys.

In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial Metals Corporation.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others.
During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 meters, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys.

In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations, and environmental impact assessments.

In 1994, Gibraltar Mines Ltd., under an option agreement with Imperial Metals, drilled seven core holes for 1,216 meters. Upon evaluation of the project, Gibraltar declined further participation.
Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada that culminated in the formation of Mount Polley Mining Corporation (MPMC) in April 1996.



In December 2000, Imperial acquired Sumitomo's 47.5% interest in the Mount Polley Mine for $4.5 million cash, increasing Imperial's holding to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley Mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million.

6.2 Mining History

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction at Mount Polley was completed in June of 1997. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Mining continued until October of 2001, when operations were suspended due to low metal prices.

Production statistics shown below exemplifies preclosure mine performance.

	Nine Months Ended	*Year ended December 31*	
	Sept 30, 2001	*2000*	*1999*
Ore milled (tonnes)	*5,149,703*	*6,949,600*	*7,090,465*
Ore milled per calendar day (tonnes)	*18,863*	*18,988*	*19,426*
Ore milled per operating day (tonnes)	*19,826*	*20,683*	*21,299*
Grade (%) – Copper	*0.329*	*0.317*	*0.343*
Grade (g/t) – Gold	*0.524*	*0.493*	*0.566*
Recovery (%) – Copper	*76.178*	*70.39*	*69.35*
Recovery (%) – Gold	*74.065*	*75.46*	*77.40*
Copper produced (lbs)	*28,484,075*	*34,180,843*	*37,100,904*
Gold produced (ounces)	*64,258*	*83,194*	*99,585*



7 Geological Setting

The Mount Polley deposit is hosted in an alkalic intrusive complex within the Central Quesnel Belt (CQB), a part of Quesnellia extending along the eastern margin of the Intermontaine Belt in south-central British Columbia. The CQB is composed of Upper Triassic to Lower Jurassic sedimentary and volcanic rocks of island arc and oceanic origin extending along the western margin of the Omineca Crystalline Belt. The Nicola Group rocks are thought to have formed in a Late Triassic volcanic arc, east of a subduction-accretion complex.

Stocks within the CQB are interpreted to be coeval with the more broadly distributed volcanic rocks, likely as volcanic centers; northwest-trending faults appear to control the emplacement of these centers. The Polley Stock, (dated at 202 Ma and composed of syenite, monzonite, monzodiorite and diorite), intrudes Nicola Group volcanics and alkali basalts.



8 Deposit Types

Mount Polley is a porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometers long that occurs between Bootjack and Polley lakes. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite.

The orebody consists of intrusion and hydrothermal breccias related to monzonitic intrusions along the north-northwest striking Polley Fault. This fault separates the deposit into the two areas, the central orebody and the west orebody. The central area has been subdivided into the Cariboo, Bell, and C2/207 zones. The West area includes the South and central Springer and the Springer North Extension zone. A smaller, third zone, known as the Southeast zone was identified and drilled off in 2000/01, east of the Cariboo Pit. Each zone has distinctive characteristics of mineralization, alteration, and oxidation, which affect their milling and metallurgical response.



9 Mineralization

9.1 Structure

There are four main phases of faulting in the Polley deposit. All are post mineralization, creating separate, mostly vertical, faulted blocks of Cu/Au rich breccia. During mining, the ore-waste contacts in the Cariboo and Bell Pits were found to be sharp and controlled by these structures.

The Polley Fault, a north-northwest trending structure, with a steep easterly dip, typifies the first phase of faulting. It is one of the largest structures in the deposit area and divides the Springer and the Cariboo Pits. In the southwest corner of the Cariboo Pit, the fault consists of gougy fault breccia, clay gouge, and highly sheared and fractured rock over a maximum thickness of over fifty meters and likely represents late movement along an older regional fault structure. The Polley fault also forms the western limit of the C2 Zone, in the South. Several other faults follow the same north/south trend, including the Cariboo and East Cariboo Fault. The East Cariboo Fault defines the eastern edge of mineralization in the Cariboo and Bell Pits. The second phase of northwest-trending faults transects the Cariboo, Springer, Bell, and C2 deposits. These structures, including the Chrysocolla, Lower Oxide Boundary Fault, North Cariboo, and C2 Fault, tend to be highly fractured and gougy over several meters thickness. These structures form most of the in pit "ore type" boundaries.

A third phase of east/west trending faults forms the southern boundary of the Cariboo and the Springer Pits. Examples include the Cariboo and Springer South Boundary faults (Ian's fault) and Bell Diorite Fault.

A final, late stage of north/south trending faults, cross most of the geological and structural boundaries in all zones. These structures are infilled with distinctive green augite porphyry dykes and are found everywhere on the property. Experience in mining the Cariboo Pit showed these dykes perch ground water between them, hampering production drilling. It was found that laying the first blast pattern on each bench across these dykes and breaking up these water conduits, was successful in helping dewater the bench.

Figure 9.1 Mt. Polley Structural Geology


Bell Pit
Planned Springer Pit
Cariboo Pit
4000 N
3800 N
3600 N
3400 N
3200 N
Igneous Breccia (High Cu/Au)
Major Faults
Pit Outline
Imperial Metals Corp.
Mount Polley Mine
Structural Geology
G. Gillstrom, Aug 2002



9.2 *Waste Rock Characterization Common To All Zones (Pits)*

The waste rock types common to all zones chiefly consist of diorite, monzonite, plagioclase porphyry, and augite porphyry dykes. Other minor lithologies include volcanic breccias and tuffs, porphyritic augite monzodiorite, and biotite lamprophyre (mafic) dykes.

Monzonite forms most of the east, west and north walls of the Cariboo Pit, the south and east walls of the Bell Pit, and the west and south walls of the Springer Pit. This unit is a relatively fresh, white-grey/pink-grey, medium-grained (1-3 mm), equigranular to weakly feldspar-porphyritc intrusive. It is composed of potassium feldspar and plagioclase feldspar (mostly albite and orthoclase) with accessory minerals including magnetite, augite, biotite, calcite, apatite and epidote.

Plagioclase Porphyry Monzonite forms the south wall of the Cariboo and Springer Pits and is distributed as elongate faulted blocks in the Bell Pit. This unit is a fresh, grey intrusion with a medium-grained monzonitic groundmass and white plagioclase phenocrysts. The rock has a moderate to intense porphyritic texture.

Diorite occurs at the center of the Cariboo Pit in three distinct structurally controlled blocks, and forms the west wall in the Bell Pit, and the north wall in the Springer Pit. The unit is a fresh, blue-grey/salt-and-pepper, fine to medium-grained, equigranular to weakly porphyritic intrusion. It is mostly composed of plagioclase feldspar with minor pyroxene; accessory minerals include magnetite, biotite, calcite and apatite.

Volcanics occur as a shallow faulted block in the center of the Bell Pit. The unit is fresh, dark green/grey andesite with a fine-grained matrix. The matrix is mainly composed of pyroxene and plagioclase. Occurs brecciated in some areas with rare sub-economic copper mineralization.

Augite Porphyry (AP) Dykes occur as infillings in late stage north south trending faulting. These distinctive green dykes cross most of the geological and structural boundaries in all zones. (See structural geology above for pit dewatering and blasting recommendations concerning these dykes)



9.3 *Ore Characterization*

9.3.1 Cariboo Pit Ore Characterization

The Cariboo Pit was mined out in October of 2001. (Figure 9.3.1)

In general, high-grade feed from the Cariboo consisted of pink, potassically altered breccia. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic to grey, porphyritic intrusive; the matrix is medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and were more abundant in more strongly mineralized rock.

Magnetite content within the breccia matrix was found to be highly variable depending on location and correlated strongly with copper and gold grades. Very high-grade (Cu-Au) magnetite pipes occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures and veinlets and as blebs to 2 cm and was most abundant only in a structurally controlled zone in the center of the pit.

Ore in the Cariboo Pit can be divided into four distinct zones: the **South Zone**, the **Central Zone**, the **North Zone** and the **East Lobe Zone**.

The **South Zone** ore was moderately soft, more altered and relatively higher-grade, with larger blebs and veinlets of chalcopyrite. It had a moderate oxide to total copper oxide ratio of 10 to 30%. The ore had a moderate to high magnetite content and contained several post-mineralization, copper/gold-rich magnetite pipes. The magnetite pipes were two to five meters in diameter.

The **Central Zone** was fault-bounded and highly oxidized. The ore was strongly altered with common secondary biotite. It had a moderate to high oxide to total copper ratio of 30 to 60 %. Chrysocolla comprises 5 to 25% of the copper mineralization. The chalcopyrite was very finely disseminated.

The **East Lobe Zone** ore had the highest copper-gold grades and magnetite content. The zone contained several large magnetite pipes (up to twenty meters in diameter), and in many areas the breccia matrix was composed entirely of magnetite. Copper mineralization occurred as disseminated and veined, and occasionally massive chalcopyrite. Minor quantities of bornite, chalcocite, covellite and digenite also occurred. It had a moderate oxide to total copper ratio of 20 -35 %, but unlike in the Central Zone, chrysocolla was rare.



This zone was mined out in 2000, with the magnetite feeders having been truncated at depth. The main mineralization occurred between the 1140 and 1100 benches.
The **North Cariboo Zone** ore was typically hard, with the breccia matrix appearing less altered than elsewhere in the Cariboo Pit. Mineralization occurs as finely disseminated chalcopyrite; other copper sulfides are rare. It has a low oxide to total copper ratio of 2 to 10 %. Chrysocolla was rare to absent.

The waste rock in the Cariboo Pit was composed of all phases of the Polley Stock, with approximately 40% monzonite, 30% plagioclase porphyry monzonite, 20% diorite, and 10% green augite porphyry (AP) dyke.

Figure 9.3.1 Mount Polley Simplified Geology


4200 N
4000 N
3800 N
3600 N
3400 N
3200 N
3000 N
1 Augite Porphyry Dyke
2 Plagoclase Porphyry
3 Monzonite
4 volcanics
5 Diorite
6a Igneous Breccia (low Cu/Au)
6b Igneous Breccia (High Cu/Au)
-- Pit Outline
Bell Pit
Planned Springer Pit
Cariboo Pit
Mount Polley Mine
Springer/Cariboo/Bell Pit Geology
G.Gillstrom, Aug 2002



9.3.2 Bell Pit Ore Characterization

The Bell Pit was mined down to the 1120m elevation, October 2001. (Figure 9.3.2b) The Bell Pit is separated from the Cariboo by an unmineralized, fault-bounded, section of monzonite. The bell ore is typically hard, and like the North Cariboo, the breccia matrix appearing less altered than elsewhere in the Cariboo Pit. Mineralization occurs as fine to coarse disseminated, and veined chalcopyrite. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. It has a low oxide to total copper ratio of 2 to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs in a band along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the completion of mining in 2001, exposed on the 1120 bench floor (Figure 2.2.4b). Pyrite occurs (1% to 2%) along fractures in the north/central area of the Pit, where the breccia is adjacent to a small block of fault bounded volcanic andesite. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill floatation circuit was helpful in controlling this concentrate problem. The occurrence of this pyrite dropped significantly on the 1130 and 1120 benches of the Bell, and is assumed to no longer pose a problem. This faulted zone has been in the past erroneously termed as a 'phyllic or pyrite halo', as described in the idealized Lowell and Guilbert Porphyry Model (1970), but is in fact still part of the potassic core of the Mount Polley deposit. The Mount Polley deposit more closely resembles the Diorite Porphyry Model (Holliter 1975, Evans 1980) than the Lowell and Guilbert model, as it lacks both the phyllic and argillic alteration phases. *"The diorite model deposits differ in a number of ways from the Lowell-Guilbert model; one of the main reasons is that the sulphur concentrations are relatively low in the mineralizing fluids. As a result, very little of the iron oxides in the host rock are converted to pyrite and most of the iron remains in the chlorites and biotites, while excess iron tends to occur as magnetite which may be present in all alteration zones"* (Evans 1980).

The waste rock in the Bell Pit is composed of approximately 50% diorite, 25% monzonite/plagioclase porphyry monzonite, 20% volcanic and 5% green AP dyke.

Figure 9.3.2 Bell Pit Section 3950N Geology: see 9.3.1 for key

SECTION 3950 NORTH, LOOKING NORTH

IMPERIAL METALS	Mt. Polley Mine
DATE:	2001/12/19
SCALE:	1 : 2000.00
PROJECT:	Bell Pit



9.3.3 Springer Pit Ore Characterization

A 70,000 tonne bulk sample was mine and milled from the 1170/60 elevation of the Upper South Springer in Sept/Oct of 2001. This sample was used to test the recovery and milling characteristics of the high copper oxide mineralization in this area. (Figure 2.2.5a)

In general, high-grade feed from the Springer Pit will consisted of pink, potassically altered breccia similar to the Cariboo. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic, to grey porphyritic intrusive. The matrix is composed of medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered, and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and are more abundant in strongly mineralized areas.

Magnetite content within the breccia matrix will also be similar to the Cariboo Ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. The high-grade (Cu-Au) magnetite pipes that occurred in the South and East Lobe zones of the Cariboo do not seem, from studying the drill core, to be present in the Springer. However, these pipes were never originally identified in the Cariboo Pit, so they may be present in the Springer.

Copper mineralization occurs mostly as disseminated veined and blebbed chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the pit, depending on the zone. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs to 2 cm and will only be abundant in the upper part of the South Springer. (Figure 2.2.5a)

Ore in the Springer Pit can be divided into four distinct zones: the **Upper South Springer,** the **Lower (Deep) South Springer,** the **Central Springer,** and the **Springer North Extension.**

The **Upper South Springer** ore has a moderate to very high, oxide copper to total copper ratio of 30 to 70 %. The test run of this ore, in October of 2001, found it to be soft and easy to mill. Total copper mineralization will be comprised of 10 to 30% Chrysocolla, with azurite and malachite making up most of the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. Ore control in this zone will be highly sensitive to metal prices and milling procedures. The ore will have a moderate magnetite content. (Figure 2.2.5b)

The **Lower (Deep) South Springer** is separated from the Upper zone by a shallow east-dipping fault. The ore has a low copper oxide content, 3 to15%, with Chrysocolla rare to absent. The ore will be moderately hard, similar to the South Cariboo. The copper mineralization will consist mostly of fine to medium grained disseminated chalcopyrite, with rare veinlets and blebs of chalcopyrite. Like all other high grade zones in the Polley deposit minor quantities of bornite, chalcocite, covellite and digenite also occur. (Figure 2.2.5b)



The **Central Springer** zone has an unoxidized high grade core exposed at the surface. The high grade core of this zone is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Copper mineralization consists mostly of fine to medium grained chalcopyrite. The ore will be moderately hard similar to the ore mined in the lower South Cariboo in 2001. The zone has a typical copper oxide ratio of 5 to 25%. Chrysocolla is rare to absent in the core. (Figure 2.2.5c)

The **Springer North Extension** ore is typically hard and silicified, with similar milling characteristics as the Bell Pit Ore. The high grade core of this zone has a fine grained grey brecciated matrix. The copper mineralization consist of fine grained chalcopyrite, with minor bornite, other copper sulfides are rare. Due to surface weathering the top 10 to 30 meters has a high Copper oxide (30-50%), mostly malachite. Below 30 meters the zone has a low oxide to total copper ratio of 2 to 10 %. Like the Central zone, this high grade core is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Chrysocolla is rare to absent below 30m. (Figure 2.2.5d)

The waste rock in the Springer Pit is composed of approximately 55% monzonite/plagioclase porphyry monzonite, 40% diorite, and 5% green AP dyke.

Figure 9.3.3a South Springer Geology, Section 3300 North, see 9.3.1 for key


IMPERIAL METALS
Mt. Polley Mine
DATE:
2001/12/17
SCALE:
1 : 2000.00
PROJECT:
Springer South Zone
SECTION 3300 NORTH, LOOKING NORTH
Proposed Pit Outline
Oxide Cap Fault
1150
1100
1050
1000
950
900
850
800
6b
2
1



Figure 9.3.3b Central Springer Geology, Section 3550 North, see 9.3.1 for key

SECTION 3550 NORTH, LOOKING NORTH

IMPERIAL METALS	Mt. Polley Mine
DATE:	2001/12/17
SCALE:	1 : 2000.00
PROJECT:	Springer Central Zone



Figure 9.3.3c Springer N. Extension Geology, Section 3750 North, see 9.3.1 for key

9.3.4 C2/207 Zone Ore Characterization

The C2 zone is located 60 meters south of the Cariboo pit. The old Cariboo pit access ramp runs over the deposit. The 207 zone is east of the C2 zone, a small block of unmineralized intrusive separates the two deposits. The C2 Mineralization is hosted within potassically-altered, magnetite rich, monzonitic breccia. Non-sulphide copper mineralization consists of 40 to 60% Chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. It forms a discontinuous thin body, running along strike with the Polley Fault, with the same easterly dip. This body is limited to the north by the C2 fault and by a similarly tending unnamed fault to the south. Oxidation is very strong near surface and adjacent to the Polley Fault. This high over all copper oxide ratio has made this zone uneconomic. The 207 zone is separated from the C2 by several blocks of unmineralized porphyritic monzonite. The mineralization is similar to the C2 zone, but the ore body is much less continuous and is faulted into a series of thin east dipping strips. (Figure 9.3.5)
The waste rock in the C2/207 Zone is composed of approximately 60% monzonite/plagioclase porphyry monzonite, 35% poorly mineralized intrusive breccia, and 5% green AP dyke.

9.3.5 Southeast Zone Ore Characterization

The Southeast zone is located 1.4 km south east of the Cariboo Pit. Like the Springer north Extension zone, it has a high grade core bounded on the east and west by faults. The high grade core consists of grey, intensely silicified, non-oxidized, magnetite rich, breccia. White quartz-calcite serves as significant interclast cement, with the intensely altered areas of breccia overprinted by strong clear quartz stockwork. Copper mineralization occurs mostly as fine disseminated chalcopyrite. Mineralization also occurs in intensely potassically altered and silicified plagioclase porphyry dykes, near or within wider breccia bodies. East of the high grade core, a zone of 'gold-only' mineralization occurs in a dark magnetite breccia. The gold in this zone is associated with finely disseminated pyrite. In general, the degree of oxidation, in the Southeast zone drops off sharply after 15 to 20 meters. Most contacts between units are sharp and faulted.
The waste rock in the Southeast Zone is composed of approximately 95% green/grey monzonite/plagioclase porphyry monzonite, and 5% green AP dyke.



9.4 Ore Control

9.4.1 Historical Method Used in the Cariboo and Upper Bell Pits

Most ore-waste contacts in the Cariboo and Bell Pits were found to be sharp and structurally controlled. The major faults in the pits are very linear structures that juxtapose the monzonite and diorite waste against the mineralized breccia; therefore grade control was fairly straightforward. The differentiation between High Grade Ore and Low Grade has been on the basis of present costs and metal prices vs. the feasibility costs and metal prices. Two milled head values (MHV & MHV2) were calculated for each mined block (5m x 5m). MVH was calculated at today's metal prices, while MVH2 was calculated at the feasibility prices. Blocks valued @ greater than 1.00 $/mt at today's prices (MHV) were staked out as "High Grade" and hauled to the mill. All remaining blocks were recalculated at the feasibility prices (MHV2). Blocks valued @ greater than 1.00 $/mt using MVH2 were hauled to the Low Grade Stockpile. All remaining blocks were classified as waste. A High Grade Stockpile, located across from the crusher, was used to stockpile ore during mill down times.

At the completion of mining in October of 2001, the low grade stockpile at Mt Polley had 2.66 million tonnes, total copper @ 0.220% and gold @ 0.306 g/mt, with an oxide copper ratio of 33%. The high grade stockpile had 208,000 tonnes, total copper @ 0.285% and gold @ 0.420 g/mt, with an oxide copper ratio of 23.8%.

(Oxide ratio = oxide copper % / total copper %)

9.4.2 Proposed Method for Springer and Lower Bell Pits

The above method of separating ore types will continue to work well for the rest of the Bell Pit and in the lower unoxidized areas of the Springer Pit.

Ore control for the first four to five oxidized benches of the Springer Pit is planned to incorporate some stockpiling and blending. Experience from the Cariboo Pit and the Springer Test Pit showed improvement in copper and gold recovery when a small amount of high grade copper sulfide ore was blended with the oxide ore, (high grade copper sulphide ore being greater than 0.50% total copper). A bend of four or five trucks of oxide ore to one of high sulphide ore, showed a marked improvement in recovery.



10 Exploration

10.1 Exploration History

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly highlighted on a government aeromagnetic map sheet issued in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. The property was mapped, soil and geochemical surveys and, air-borne and ground-bases geophysical surveys were conducted, followed by bulldozer trenching and drilling. In 1969 Teck Corporation assumed control of Cariboo-Bell.

During the period from 1966 to 1972 at total of 18,341 meters of core drilling and 8,553 meters of percussion drilling was completed in 215 holes. In 1970 magnetic, seismic and induced polarization (IP) surveys were conducted. Teck continued to work the property in 1972, 1973 and 1975. In 1978 Highland Crow Resources, an affiliate of Teck, acquired control. In 1979 Teck completed six percussion holes for 354 meters.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 meters of core drilling, 1,295 meters of rotary drilling, and soil geochemical and ground control surveys. IN 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial Metals Corporation. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 meters of core drilling and 4,026 meters of reverse circulation drilling.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. (E&B had merged with Mascot Gold Mines that subsequently merged with Corona Corporation and finally became Homestake Canada).

During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 meters, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations, and environmental impact assessments.

During 1993-1994, Theresa Fraser from the University of British Columbia completed a Masters thesis on the geology, alteration, and origin of hydrothermal breccias on the deposit. The focus of the study was to document data important to aspects of the genesis of the deposit, particularly breccia distribution, breccia types, distinctive matrix minerals and alteration.

In 1994, Gibraltar Mines Ltd., under an option agreement with Imperial Metals, drilled seven core holes for 1,216 meters. Upon evaluation of the project, Gibraltar declined further participation. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with



Sumitomo Corporation through a joint venture with SC Minerals Canada that culminated in the formation of Mount Polley Mining Corporation (MPMC) in April 1996.
In 1995 MPMC drilled five core holes for 884 to be used for metallurgical test work. Eleven core holes for 1,773 m tested on-site exploration targets outside the proposed pit limits, including the Kay Lake Basin area and the Road Zone. Seven rotary holes for 932 meters were drilled to source and monitor groundwater near the mill and between the pits and adjacent lakes: these holes were also logged and assayed. A soil geochemistry survey was conducted over a six line-kilometer grid.
In 1996, seven core holes for 992 meters were drilled in areas peripheral to the proposed pits, such as the Road Zone, the Northwest Zone and the S Zone. Lithogeochemical samples were collected from road cuts and new bedrock exposures.
In 1997, fifteen core holes for 1,614 meters were drilled to define the margins of the Cariboo Pit and 17 percussion holes for 702 meters were drilled to provide better ore definition for mine planning. Surface and pit wall geological mapping east of and in the Cariboo Pit were conducted concurrently. Three water well holes for 351 meters were drilled to provide source water for milling and mining operations. Rock chip samples from new road cuts were collected and analyzed.
During 1998, nine core holes for 1,993 meters were drilled within and along the margins of the Cariboo Pit. These holes were designed to prove continuity of mineralization to depth, to determine the orientation of mineralization, to provide definition in under-drilled areas and to determine rock quality for pit design. Core from previously drilled holes within the Cariboo Pit area was relogged and reinterpreted.
In 1999, thirty-three percussion holes for 1,385 meters and eighteen core holes for 4,067 meters were completed. The percussion holes tested for near-surface ore reserves southeast of the Cariboo Pit. The core holes were drilled in the Bell Pit area to test for mineralization to the north and east and to depth, in the Cariboo Pit to test high-grade mineralization at the south end of the pit, and to test targets south of the Cariboo Pit that resulted in the discovery of the C2 Zone. Core from previously drilled holes within the Bell Pit and Cariboo Pit areas was relogged and reinterpreted. The surface geology of the Bell Pit area was mapped.
In 2000, a total of 226 percussion holes for 10, 652.5 meters and 26 core holes of 4. 875.3 meters were completed. The areas that received work were the 207, Bell, C2, Cariboo, MP-071, Road/Rad, Southeast and Springer. This drilling was successful in defining previously discovered copper and gold mineralization in the C2 /207 and Southeast zones, and in discovering high-grade copper mineralization north of the proposed Springer Pit.
In 2001, a total of 170 percussion holes for 9,421.4 meters and 41 core holes of 6,696 meters were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/ gold mineralization in the North Springer Zone. This years drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings from these zones were used for metallurgical test work. The drilling in the Cariboo and the Bell was used to help in short and long range production planning.



10.2 Exploration Potential

The Mt. Polley property has five areas where future exploration may increase the value of the property. These areas are the Deep Bell and Springer Pits, the area northeast of the Springer Pit, Mt. Polley Mountain itself, and the Lloyd-Nordic Property.

The Bell Pit was mined to the 1120m bench at the time of closure in October of 2001. The 1130 bench yielded 129,000 tonnes at 0.50% TCu, 0.40 g/mt Au at 5.0% Cu oxide ratio, and the 1120 bench yielded 47,000 tonnes at 0.87% TCu, 0.62 g/mt Au at 3.5% oxide ratio. The ore/waste contact along west wall diorite is well modeled, but the addition of a few holes below the existing 1120 bench will help in fine tuning projected grades for start up. The deep areas of the Springer Pit are drilled off quite well to start mining with confidence. Experience in mining the Cariboo Pit showed that a small, on going program of percussion drilling, during mining, was very beneficial to short range planning. Like the Cariboo Pit, the Springer is a vertical ore body, with the ore/waste contact usually remaining in a similar configuration from bench to bench. In areas where the drilling is sparse or grades are erratic due to the brecciated mature of the deposit, the addition of 20 to 60 meter rotary holes will help in predicting the exact mill feed head grades and oxide ratios for the coming months.

The original geochemical grids and mapping on the Mt. Polley property show that, north east of the Springer pit, there is still potential to discover some structurally controlled, high grade blocks of breccia, similar to the Springer North extension zone. Recent mapping and sampling just northeast of the Springer extension zone, revealed some sporadic areas of mineralized breccia. A new, tighter spaced, soil geochemical grid over this area, followed by mapping and drilling of anomalous areas, is recommended.

TECK's geologists originally mapped Mount Polley, in 1970, as a "*bleached feldspar-hornblende diorite*". Both of the vertical drill holes drilled on Mt. Polley itself showed thin bands of mineralized breccia, the highest grading 0.395% TCu over 9m at 94m (MP-131). Subsequent mapping by Rad Pesalj (Imperial Metals Geologist) showed the intrusive in this area to be mostly monzonite breccia. Given the size of the brecciated monzonite mapped in this area and the sparse drilling, a possibility of small high grade, structurally controlled blocks exists. Any future exploration should include work here.

10.3 Exploration Costs

Exploration drilling costs during the 2001 year of operation were on average, 52.60 $/meter for diamond drilling and 19.00 $/meter for contracted percussion drilling. These costs were all inclusive except for assaying and on site geological personnel.

Off site assaying costs were 27.00 $/sample, with each sample being assayed for: total copper (%), gold (g/mt), non-sulphide (oxide) copper (%), and iron (%). Off site assaying was only used for check assays and when the volume of samples was too much for the mine assay lab to process in a timely matter.



11 Drilling

The Mount Polley Claims have been drilled continuously from 1966 to 2001, with a total of 1,085 Drill Holes in the Property. (see Section 10.1 for details) No drilling has occurred since the closure of the mine in October of 2001.

Drill core from exploration drilling core (1981 to 2001) is store on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism.

Core samples were collected in three meter runs that are placed in wooden boxes. The average core size was NQ2. Each core box holds approximately four meters.

The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

12 Sampling methods and Approach

The author supervised all exploration drilling at Mount Polley from Sept 1999 to Closure in Oct 2001. Information on programs prior to 1999 was obtained from published reports and/or from Imperial Metals or Mount Polley Geological Staff.
Core from Mount Polley was, in most cases, sampled in their entirety. The usual sample length was 1 to 2 meters, visually unmineralized zones were often sampled at 3 to 5 meters.
The industry standard method of taking duplicate samples were followed in all the resent drilling programs. The core was first logged geotechnically and geologically, then samples were cut in half with a rock saw. One half of the core was sent for assaying and the other half stored on the property for future reference. The core library is located on the mine site near the administration building.

13 Sampling Preparation, Analyses and Security

All drill core from all the recent programs was assayed for gold, total copper, copper oxide, and iron. Many of the early series of drill holes were assayed only for total copper. (see section 17.2.2)
Over the life of the mine, exploration samples were assayed at a number of B.C. Labs. During the last 2 years of the mine, approx. 75% of the core samples were prepared and analyzed by the on-site Mount Polley Mine (MTP) laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg (Vancouver, BC), Chemex (North Vancouver, BC), International Metallurgical and Environmental (Kelowna, BC) or R&T Metallurgical Services (Kamloops, BC).

The quality of assay results was rigorously tested both internally and externally. The MTP laboratory includes a standard, a blank and a duplicate sample in each analytical run with a minimum of 10% of all samples are submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates.

Original assay certificates and drill logs are stored on site at the Mount Polley Mine, Additionally, a complete report on each years exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report (see Appendix B for a complete list).

Typical Assay Procedure:

All samples were dried, crushed (-10 mesh), split (1000 grams) and pulverized (-150 mesh) before being analyzed for total copper, oxide copper, gold, and iron. Total copper and iron were determined with $HNO_3/HCl/HF/HClO_4$ digestion with atomic absorption finish (0.01-15% detection limit). Gold was analyzed with a 30-gram Fire Assay and atomic absorption finish (5-10,000 ppb detection limit). Copper oxide was determined using a 30% H_2SO_4 leach and atomic absorption finish (0.01% lower detection limit).

14 Data Verification

All drilling information on the Mount Polley Deposit is tabulated in a Microsoft ACCESS database. The database is complete with all survey, geological and assay information. This database, along with all pertinent information gained over the five years of mining at Mt. Polley is contained in MEDSYSTEMS mining software project file. MEDSYSTEMS software allows 3 dimensional analyses of drilling and mining data, along with survey, ore control, resource modeling and mine scheduling.
This software was used though out the mining of the Cariboo and Bell Pits.

While Chief Mine Geologist at Mount Polley the author supervising the construction of both the Drilling Access database and all the MEDSYSTEM project files. All exploration drilling and accompanying assay compilation, daily ore control, block model reconciliation, were also supervised by the author while at Mount Polley from Sept 1999 to Closure in Oct 2001.

The quality of assays and drill information obtained previous to the start of the mine was assessed by reconciliation of the mine and mill data, to the block model data from four years of mining in both the Cariboo and Bell Pits. This reconciliation was done on a daily bases by the author, checking the block model grades for each blast with the predicted grades found in the block model. Over the life of the Cariboo and Bell Pits, good to excellent agreement was obtained between the block model, blast hole grades, and mill data.

The author also recently (summer 2001) resurveyed the collar locations of some of the older drill in the Springer pit to check there accuracy. All resurveyed holes were within 1 to3 meters of the old coordinates.



15 Adjacent Properties

One kilometer north of the Bell Pit, there is a small high grade deposit called the Lloyd-Nordic. This property is not part of the Mt. Polley claims, but an attempt should be made to option and explored it. The available data shows, the high grade core of this deposit, to be very similar in description to the high grade magnetite pipes found in the east Cariboo Pit (0.5% to 2.0% TCu, 0.5 to 1.5 g/mt Au). Although most of this high grade mineralization was encountered at depths greater than 60m, hole 94-04 did encounter a 22m band of this type of high grade magnetite breccia at a depth of 10m. This drilling is adjacent to the Mt. Polley Claims, 1 km north of the Bell Pit. A discovery of any significant tonnage of near surface mineralization of this type would help the viability of the Mt. Polley property as a whole.

16 Mineral Processing and Metallurgical Testing

16.1 Springer Pit

Given the replacement of the Cariboo Pit with the Springer Pit as the major source of mill feed, together with the much higher "oxide" content of the upper benches of the Springer Pit, the metallurgy after start-up can be expected to differ somewhat from that seen in the past, but continue to vary with the "oxide" content. Conversely, metallurgy for the Bell Pit ore should be essentially similar to that achieved before shutdown. A test run of Springer Pit high oxide was run through the shortly before closure. Laboratory tests were done on samples from this run and drill core from the other areas of the Springer Pit. Based on results, the following conclusions can be drawn:

16.1.1 Grind / Throughput

- Comparative work index tests show that the sulphide ore from the deep central Springer is essentially the same hardness as the Cariboo ore (18.1 kwh/mt for Springer, 18.4 kwh/mt for Cariboo ore from 1999).
- The plant test run of upper Springer ore with high (70%+) oxide content attained a sustainable throughput of 25,000 tpd. Comparative work index tests support this conclusion with test results of 13.8 kwh/mt.
- Comparative work index tests on Springer ore with a 41% oxide ratio yielded a work index of 17.5 kwh/mt, suggesting that throughput rate cannot be inferred (other than in a very general sense) from oxide ratio. Much more data is necessary for a firm determination of throughput rate, but something on the order of 22,500 tpd may be possible.
- Laboratory grinding tests suggest that the final grind achieved for a given power input is somewhat proportional to the oxide ratio. The data is inconclusive, however, as the feed sizing also varied to some degree for the available test work.
- There is some indication that recovery of upper high 'oxide' Springer ore may be more sensitive to flotation feed size variation than was the case with Cariboo ore, potentially affecting concentrate grade as well as recovery.

In combination, the above suggest that, barring any changes to the Grinding, throughput rate will vary with feed type, with a probable average of 18,000 tpd for high sulphide ore (<0.20 oxide ratio) and around 22,500 tpd for high 'oxide' ore (0.20 to 0.50 oxide ratio). The Primary circuit grinding enhancements will raise the former number to 20,000 tph. The rate for the softer oxidized ore remains unchanged as the limitation in this case was in the Secondary rather than Primary grinding circuit. Target grind is expected to be

around 65% minus 200 mesh; the achievement of which will ultimately dictate throughput rate.

16.1.2 Flotation

As might be expected, recovery also varies with head grade. The development of models to predict mill performance over the range of feed types are on going.

Predictive Formula Discussion

The original 1995 Feasibility Study formulae were based on locked cycle tests by Gary Hawthorne (metallurgical consultant) in July – August 1995. Diamond drill hole intervals from the Cariboo, Bell and Springer Pits were composited for his metallurgical test work.

This formulae was revised by the Mount Polley Metallurgical department in 2001. This new formulae was based on statistical analysis of historical mill data up to September 2000. The data represents milling performance of Cariboo Pit ore.

Since closure in October 2001, the metallurgist at mount Polley have tested the metallurgical response of Springer Pit sulphide and oxide ores in the MPMC laboratory. The engineering department has developed two new sets of metallurgical response formulae through regression analysis basted on this recent test work. A comparison of the 1995, 2001 and Mine Engineering formulae is given in the following copper and gold recovery graphs. The relationship will change slightly with grade and are for illustrative purposes.

Target concentrate grade will remain unchanged at 25 - 26% total copper.


Total Copper Recovery
@ TCu 0.350% & Au 0.400 g/t
Copper Recovery (%)
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
Oxide Ratio (%)
1995 Feasibility
2001 Budget (Odo)
Springer Testwork

Predictive Formula (Mine Engineering) for Springer Pit Copper Recovery



Maximum Recovery	92.50%
Copper Tails by Formula	0.02731 + 1.085 x NonSulphide Copper Head
	– 0.493 x (NonSulphide Copper Head)^2

Predictive Formula (Metallurgy) for Springer Pit Copper Recovery

Copper Recovery	90.36 – 106.88 x Oxide Ratio
	+ 42.91 x NonSulphide Copper Head



Gold Recovery
@ TCu 0.350% & Au 0.400 g/t
Gold Recovery (%)
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
Oxide Ratio (%)
1995 Feasibility
2001 Budget (0 do)
Springer Testwork

The Springer 2001/2 test work projects gold recovery for oxide ratio less than 50% to be near historical milling performance.

Predictive Formula (Mine Engineering) for Springer Pit Gold Recovery

Maximum Recovery	92.50%
Gold Tails by Formula	-0.00269 + 0.257 x Gold Head + 0.142 x Oxide Ratio
	– 0.138 x Sulphide Copper Head

Predictive Formula (Metallurgy) for Springer Pit Gold Recovery

Gold Recovery	47.89 + 0.00524 x (Predicted Copper Recovery)^2

The Metallurgical formulae hold for oxide ratios between 4% and 76% with R^2 of 0.971 for copper and 0.921 for gold. Incorporation of feed iron into the model improves the confidence interval slightly, but as the data is unavailable for much of the proposed pit, this approach was rejected.

While arguments can be made for and against modeling tailings losses to predict recovery, the bottom line is that both sets of models produce essentially the same results.



16.1.3 Dewatering

All indications are that the Springer ore contains significant amounts of fine clays, particularly in the higher oxide zones. These may be expected to impede the dewatering process. Work should be done to optimize flocculant type and consumption as well as filter media.

16.2 Bell Pit

Significant quantities of ore from the Bell Pit were milled prior to shutdown. Initial problems with respect to achieving target concentrate grade due to the flotation of pyrite were addressed successfully with pH control in flotation.

16.2.1 Grind / Throughput

Between July and October 2001, a number of days can be positively identified when the mill processed straight Bell Pit ore. Average throughput rate achieved was lower than that seen for Cariboo Pit ore, due to a combination of higher work index (ore from the southern part of the pit) and high head grade, which created overloads in flotation and/or dewatering if processed through grinding at too high a rate. A review of operating data indicates that the latter was the primary limiting factor on throughput, particularly if the head exceeded 0.45% copper. While no significant capacity increase is planned in Flotation, neither does the Mine Plan call for heads in excess of 0.38% copper. A comparative work index test on a July mill feed sample of Bell ore yielded a result of 19.6 kwhr/mt, as compared to 18.1 kwhr/mt for the sulphide Springer ore planned for concurrent processing. Geology indicate that the expected ore will be similar to that received in August and September, with low pyrite content and softer than that received earlier in the year. A sample from a stockpile of admittedly high grade (1.11% Cu) material from the last bench mined prior to shutdown tested at 14.3 kwhr/mt. On this basis, Bell ore should be able to be milled at a rate of 18,000 tpd, or 20,000 tpd with Primary grinding circuit enhancements.

16.2.2 Flotation

<u>Based on historical plant results, expect the tabulated average recovery.</u>

Item	Recovery
Total Copper	81.4%
Non-Sulphide Copper	59.7%
Gold	73.5%

Some future improvements could be made to the Bell recovery model, based on regression analysis of plant historical data and follow-up laboratory work
Target concentrate grade will remain unchanged at 25 -26%.



16.2.3 Dewatering

Bell ore was relatively free of clays and other fines, and should not present any particular problems for dewatering. Excellent results were attained with high pyrite concentrates during 2001.



17 Mineral Resource and Mineral Reserve Estimates

17.1 Ore Reserves

Probable Mineral Reserves

Pits	Ore (Mt)	Waste (Mt)	Copper %	Oxide Cu Ratio %	Gold g/t
Springer	24.6	69.7	0.373	17%	0.342
Bell	5.5	17.8	0.327	3.50%	0.348
Total	30.1	87.5	0.365	14.50%	0.343

The mineral reserve estimates for Springer and Bell Pit were calculated under the supervision of Greg Gillstrom, P. Eng, the designated qualified person on this project. Technical assistance was provided by Art Frye, Senior Engineer at the Mount Polley Mine. These reserves are unchanged from those previously published by Imperial Metals Corporation in January 2002.

The economic mineral reserves at Mount Polley Mine have been outlined using Lerchs-Grossman pit optimization software and the parameters as defined below.

- Block model using a kriging indicator and ID4 interpolation within the confines of a geological structural model.
- Block model parameters based on five years of refinement and experience gained while mining the adjacent Cariboo Pit.
- Historical fixed mine operating costs plus variable haulage costs determined on a bench basis for ore and waste within the Springer and Bell Pits to the assigned Rock Disposal Sites.
- Mine design parameters based on experience gained while mining the adjacent Cariboo Pit and recommendations from Golder Geotechnical consultants of Vancouver.
- Historical mill and administration operating costs.
- Metallurgical copper and gold recovery based on recent on-site flotation tests of typical Springer Pit ore.
- Capital cost estimates for refurbishing mill mechanical & electrical systems, mine equipment, rock disposal site preparation, tailings storage facility construction and reclamation.
- Historical off-site concentrated handling, smelting and refining charges.



The long range mine plan ore reserves were defined by Lerchs Grossman algorithms with MEDSYSTEM software to produce optimized pit shells from the ID4 ore interpolation model.
Metal prices and exchange rate were varied to determine the revenue generation for each economic scenario. The tonnes, grade and net revenue for each pit shell were calculated. A run identifying a 5-year ore reserve and was chosen as the basis to further prepare the mine plan, detailed pit designs, scheduling and financial models of this report. The main economic factors were; copper @ 1.10 $US/lb., gold @ 330 $US/oz., exchange @ 0.667 $US/$Cdn.
The detailed pit designs contain 30.1million tonnes of economic reserves; 24.6 million tonnes in the Springer Pit and 5.5 million tonnes in the Bell Pit.

Probable mineral reserve and resource values from the C2, 207 and Southeast zones are not included in this report, and are not part of the 5 year mining plan presented in this report.



17.2 Block Model Methodology

The current block model in use for long range planning and pit optimization was constructed by kriging an indicator to identify blocks with a high probability of being mineralized and then assigning grades using inverse distance to the 4th power. This was done to create a model that minimizes the over smoothing of the grades often found in interpolated models. This method was chosen over some of the kriging/de-smoothing methods because of the polymetallic nature of the deposit and the intimate dependence of total copper percentage (TCu), oxide ratio (Ratio) and gold grade (AuGm) in defining the value of a block. It is difficult the calculate the block value if you have a different probability (percent) value for TCu and AuGm as well as grade in each block as would be the case with Multi Indicator Kriging or Conditional Probability or other similar de-smoothing methods.

The deposit was broken into eight zones for interpolation. The zones are mainly fault defined as follows.

Zone	Identifier	Boundaries
1	West Cariboo	Bounded by Polley Fault on west, Cariboo Fault on east and Ian's Fault on south. This zone contains much of the highest grades as well as the highest oxide in the deposit. A large part of this zone is already mined.
2	East Cariboo	Bounded by Cariboo Fault on the west. Also partly mined.
3	Bell Breccia	Bounded by Cariboo Fault on the east and unnamed structure on the west.
4	Springer	West of the Polley Fault. South of 3650N
5	Bell Non-Breccia	East and west of Zone 3. Very little mineralization in this zone.
6	South Cariboo / C2 / 207 Zone	Bounded in north by Ian's Fault and west by Polley Fault.
7	Springer Extension	Narrow vertical zone West of the Polley Fault and North of 3650N
8	South East Zone	A small zone south and east of the Cariboo pit. This zone has a separate model.

The Polley Fault is a massive north/south trending fault between Cariboo and Springer. Blocks within the fault are excluded from grade interpolation.

Figure 17.2 Mount Polley Model Zones



Zone 7
Springer Extension
Zone 3
Bell Bx
Bell Pit
Zone 5
Bell
Non-Bx
Zone 5
Bell Non-Bx
Springer
Extension
Zone 1
Cariboo West
Cariboo Pit
As Mined
Springer Pit
Zone 2
Cariboo East
Zone 4
Springer Main
Zone 6
C2/207
Polley
Fault
South East Zone Model



Capping Outlier Grades

The grade capping was done at the assay level to avoid masking abnormal grades when compositing. Grade capping was performed by zone and was based on picking a cut-off from log-probability plots of the grade distribution for each zone.

Summary of Capping Values

Zone	Identifier	TCu	AuGm
1	West Cariboo	3.50%	4.00
2	East Cariboo	3.50%	3.00
3	Bell Breccia	1.60%	2.00
4	Springer	2.00%	3.00
5	Bell Non-Breccia.	No-cap	No-cap
6	South Cariboo / C2 / 207	2.50%	3.00
7	Springer Extension	2.0%	3.00
8	South East Zone	2.0%	2.00

17.2.1 Missing Gold and Oxide Copper Grades

Many of the early series of drill holes were not assayed for gold or copper oxide and in some cases the core was composited over longer intervals. Also, some gold assays were reported in oz/ton to 2 decimals. With these assays the detection limit will almost make ore grade. With recent drilling there is an adequate density of reliable gold assays so all of the drill holes with no assays or inadequate assays are omitted from the gold grade estimation in the model blocks. There is a strong dependency between total copper and copper oxide grades. This creates a problem in estimating copper oxide grades when there is not a copper oxide assays for every sample. This was resolved by using copper oxide assays to calculate an oxide ratio, which is less dependent on total copper and interpolating oxide ratio.

17.2.2 Compositing the Drill holes

The assays are composited to 5m downhole composites, by Zone for use in interpolation.

17.2.3 Kriging the Mineralization Indicators

Within the eight model zones, a fairly sharp boundary usually exists between the mineralized and non-mineralized rock. Straight kriged or ID models tend to smooth the grades along this contact. The resulting interpolation tends to overestimate the ore tonnes and underestimate the grade.

Generally, the mineralization is in all of the Mount Polley ore bodies is structurally controlled. With over 15 controlling structures in the Springer alone, modeling these numerous structures can be difficult.
The solution to this problem is to assign an indicator to the drillhole composites based on a grade that defines the mineralization threshold and then krige the indicator to assign a probability value in each block representing the probability the block is mineralized. The indicator is assigned based on TCu grade. TCu is used and not AuGm because of the missing AuGm grades in the early drillhole data. There is a strong correlation between TCu and AuGm so a copper mineralized block usually contains significant gold as well. The indicator threshold is selected by looking for the inflection point on the probability plot that suggests the cut-off grade between the population of non-mineralized and mineralized rock. The indicator cut-off for TCu was set 0.15%. Composites with grades above the cut-off are assigned an indicator value of 1 and below a value of 0. Variograms were calculated for each zone and the indicators kriged into a probability item in the block model. The probability values were contoured and the contours compared to available geological mapping. The contours that best fit the mapping were used to define the probability cut-off to classify a block as being mineralized. In all but the Springer (Zone 4) the cut-off was set at 0.7, in the Springer the drilling is not as closely spaced and a 0.6 cut-off seems to fit better. Using these cut-off values the blocks were assigned an indicator of 0 if below the cut-off and 1 if above.
Drillhole composites were assigned an indicator matching the value of the indicator in the block that the composite resides in. This indicator was used to decide which composites would be used to interpolate the grades for each block. With this indicator some fringe or isolated mineralized grade composites receive a 0 indicator. These composites usually represent some mineralization but not a large amount. When the grades are interpolated these composites have their range of influence severely limited. There are also some non-mineralized grade composites receiving an indicator of one.

17.2.4 Kriging Parameters For The Indicators

Minimum number of composites per estimate	3
Maximum number of composites per hole	4
Maximum distance to the nearest composite	50 meters
Maximum 3d search distance	150 meters

An elliptical search was used and the search ellipse was limited to 2/3 of the variogram range in each direction.

17.2.5 Interpolation Parameters For The Grades

Minimum number of composites per estimate	3
Maximum number of composites per hole	3
Maximum number of composites per estimate	9
Maximum distance to the nearest composite	60 meters
Maximum 3d search distance	120 meters



Inverse distance power 4

Indicator matching is used so only mineralized zone composites are used to interpolate grades in the mineralized zone and these composites are not projected into the non-mineralized zone. High grade composites have their projection range reduced.

17.2.6 Interpolation Parameters For Oxide Ratio

Minimum number of composites per estimate	3
Maximum number of composites per hole	3
Maximum number of composites per estimate	9
Maximum distance to the nearest composite	120 meters
Maximum 3d search distance	120 meters
Inverse distance power	4

Indicator matching is used so only mineralized zone composites are used to interpolate oxide ratio in the mineralized zone and these composites are not projected into the non-mineralized zone. The interpolation search is strongly anisotropic with local strikes and dips designed to project the ratios parallel to the surface topography.

17.2.7 Projected Ore Control Grades in The Bell Zone

The ore/waste contact along west wall diorite is well modeled and agree nicely with the ore control model to 1120, in the already mined pit. The ore control model indicated much better grade continuity in the high grade zone than was originally indicated by the wide spaced exploration drilling. For this study the ore control model blocks for 1120 bench are re-blocked to 10m X 10m and projected down for the next six benches. The dip of the diorite contact was used for the projection direction. The resulting model fits nicely with the existing exploration drilling. This area should receive some additional drilling below the existing 1120 bench to help fine tune projected grades for start up.

18 Requirement for Technical reports on Production Properties

18.1 Past Mining Operations

Past property production has been exclusively from open pit mining methods, exploiting two of the three main deposits Cariboo, and Bell Pits. Waste rock is stored in three Rock Disposal Sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. constructed the earthfills and mined under contract until November 1997, when Mining Polley Mining Corporation assumed operations.

The Cariboo Pit is now mined out. The pit was mined from the 1220m to the 1030m benches. The ore reserves were exhausted in October 2001. Waste was hauled to the East Rock Disposal Site and North Cariboo Backfill.

The Bell Pit was mined on a continuous basis from fall 2000 to suspension of operations in November 2001. Waste was disposed in the North Rock Disposal Site and North Cariboo Backfill.

The Springer Pit was pioneered in summer 2001. Accesses were built to the starter benches and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests. Haul road construction included; access to the Cariboo Pit highwall and the North Cariboo Backfill, access to a soil stockpile pad south of the design Springer Pit highwall and an ore haul road to the primary crusher.

A West Rock Disposal Site application was submitted to the permitting agencies. The proposal is in final stages of review process. Waste haulage costs from Springer Pit would be significantly reduced through utilization of lower elevation dumping platforms deigned south and west of the proposed Springer Pit.

The High Grade Stockpile contains 208,000 tonnes grading 0.285% total copper, 0.420 g/mt gold with an oxide copper ratio of 23.8%, located adjacent to the Primary Crusher. Design maximum storage capacity was 2,000,000 tonnes. The Low Grade Stockpile currently contains 2.7 million tonnes grading 0.220% total copper, 0.306 g/mt gold with 34% copper oxide ratio and with room for future expansion.

Soil has been stripped from the disturbed areas and stored in three major stockpiles located above the East Rock Disposal Site, near the High Grade Stockpile and adjacent to the Concentrator.



18.2 Mine Design Parameters

A 10-metre bench height was designed after considering grade control requirements, blast energy distribution using 9 7/8 inch blast holes, and muck pile height using P&H 2100 shovels and Caterpillar 992 loaders.
Ramps were designed to accommodate double lane haulage traffic using Caterpillar 777 trucks, however a 30-metre road width can accommodate trucks to a maximum of 150 tonnes (7 m width). The primary crusher pocket has capacity to accept material from a 150 tonne truck.

The mine design parameters

Design Parameter	
Bench Operating Height	10 metres
Haulroad Final Grade	10 %
Haulroad Double Lane Width	30 metres
Swell Factor	33 %
RDS Angle of Repose	37 degrees
RDS Angle of Reslope	2:1 (H:V)

18.3 Geotechnical Design Parameters

Golder Associates Ltd. recommended inter-ramp wall geometry for Springer and Bell Ultimate Pits in a slope stability review in May 2001.

18.3.1 Springer Pit

West Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	8 to 10 metres
Inter-ramp Wall Angle	46 to 49 degrees
North Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	8 metres
Inter-ramp Wall Angle	49 degrees
Northeast & East Wall in Polley Fault	
Vertical Berm Separation	10 metres
Bench Face Angle	70 degrees
Catch-berm Width	8 metres
Inter-ramp Wall Angle	41 degrees

East Wall outside Polley Fault	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	8 to 10 metres
Inter-ramp Wall Angle	46 to 49 degrees

18.3.2 Bell Pit

West and Northwest wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	10 metres
Inter-ramp Wall Angle	46 degrees

East and South Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	70 degrees
Catch-berm Width	9 metres
Inter-ramp Wall Angle	51 degrees

18.4 Planned Pit Designs

The Lerchs-Grossman pit optimization runs identified economic geometries for the Springer and Bell Pit areas. The design parameters above provided the basis for the design of these two main pits.

18.4.1 Springer Pit Designs

Springer Starter Pit

The Springer Pit lies immediately west of the mined out Cariboo Pit. Prestrip tonnage was lessened by design of a 6.9 million tonne Springer Starter Pit as per Figure 18.4.1a. Features of the Starter Pit include.

- High elevation waste disposal into the North Cariboo Pit Backfill.
- A haulage ramp constructed over original ground on the south side to provide access to the soil stockpile pad, ore haulage to the crusher pocket and waste backfill into the South Cariboo Pit Backfill.
- The high grade North Extension Zone was included in the Starter Pit design, then left un-accessible in the final pushback to the ultimate pit limit.

Springer Ultimate Pit

The 17.7 million tonne pushback is shown in Figure 18.4.1b, features include.

- Slot access through the Polley Fault at 1090m elevation onto a Cariboo Pit backfill ramp.

- A 30m wide haulage ramp suitable for 150 tonne trucks, designed on the south and west side to minimize stripping and allow access to the 1080m platform of the West Rock Disposal Site.

Figure 18.4.1a 3D View of the Springer Starter Pit



N
1030m

Figure 18.4.1b 3D View of the Springer Ultimate Pit


N
910m

18.4.2 Bell Pit Design

The 5.5 million tonne "horseshoe shaped" pushback of the original Bell Pit was designed with access to the North Rock Disposal Site. The pit would be deepened seven benches to elevation 1050m. See figure 18.4.2.

Figure 18.4.2 **3D View of the Bell Pushback Pit**


N
1050m

18.4.3 Ultimate Pit Configuration

All three pits are presented in Figures 18.4.3a and 18.4.3b. The mined out Cariboo Pit is shown with Bell Pit backfill in brown.

Figure 18.4.3a 3D View of the Ultimate Pit Configuration


5 Mt Bell Pit
As built Cariboo Pit
30 Mt Springer Pit



Figure 3.5.3b Ultimate Pit Configuration in Plan View

1400 E
1600 E
1800 E
N
2000 E
2200 E
2400 E
2600 E



18.5 Mine Schedule - 5 Year Plan

The five year schedule for mining the Springer and Bell Pits was prepared by month, for the first two years, and by quarter thereafter.

18.5.1 Mine Production

Mining operations are scheduled to start in the Springer Starter Pit at 30,000 tpd on the upper smaller benches, eventually increasing to 70,000 tpd by Month 6. For the first nine months of mining operations, the ore released from the pit is stockpiled in the High Grade Stockpile and waste will be routed to the short haul North Cariboo Backfill. The High Grade Stockpile inventory will reach a maximum of 1,765,674 tonnes in Month 9. The ore reserves in the Starter Pit will be exhausted in Month 23.

The material handling requirements between Months 7 to 17 will be demanding on equipment as the stockpile rehandle consumes loader and truck hours. Pit production will average 110,000 tpd plus ore rehandle.

The Springer Pushback Pit will be mined at a reduced rate, ramping up to a steady 40,000 tpd by Month 11. In Month 21, production will be stepped up to 70,000 tpd as the last few benches in the Starter Pit were mined out. The ore reserves in the Pushback Pit will be exhausted in the second quarter of Year 5.

Bell Pit is scheduled over the last three years of the mine plan. Production begins in the second quarter of Year 3 and continues until the last quarter of Year 5. The maximum mining rate will not exceed 25,000 tpd as the small bench size restricted production to one piece of loading equipment.

18.5.2 Milling Production

In Month 7, the mill will begin to processing the upper two-thirds, 1,775,680 tonnes in the Low Grade Stockpile @ 20,000 tpd for the first three months of mill operations. In Month 10, a blend of ore released from the Starter Pit and the High Grade Stockpile rehandle is scheduled for milling @ 22,500 tpd. Milling rates reduced to 21,000 tpd by Month 16 as the oxide ratio of the mill feed is reduced to less than 30%. The High Grade Stockpile inventory will be lowest in Month 17 when the mine plan depends entirely on ore released from mine production activities to sustain continuous milling operations. The milling rate will be further reduced to 20,000 tpd for the rest of the mine plan in Month 19.



18.6 Planned Mine Operations

Historical equipment statistics for year 2000 were used to gauge future equipment performance. In the past, used equipment was utilized. Potential improvements in equipment productivity and cost control are identified. Quality used parts were sourced and refurbished as necessary to maintain mechanical availability.
The hauling unit productivity was determined based on planned hauls from the loading face to either the crusher pocket or waste rock disposal site, calculated on a bench by bench basis.

18.6.1 Drilling

Two electric and one diesel BE45R rotary blast hole rigs drilled 12m – 25cm blast holes in the past. Production blasts were drilled on a staggered 7.5 meter equilateral pattern. Wall cushion blasts reduced powder loads against the highwall and limited wall damage. Productivity averaged 11.3 meters / operating hour. Smaller down-hole hammer drills were rented to pioneer the steep hillsides. Drill cuttings were sampled and bagged by the driller and delivered to the laboratory for assay.
In 2000, the BE45R rotary drills performed as follows:

Unit	Metres	Operating Hours	Delay Hours	Stand by	Mech. Down	Elect. Down	Sched. Hours	Mech. Avail.	MPH
6901	42,644	3,819	997	2,556	1,327	85	8,784	77.33%	11.2
6902	45,953	4,415	1,005	1,301	2,024	40	8,784	72.42%	10.4
6903	61,138	5,097	1,248	1,686	704	50	8,784	89.39%	12.0

18.6.2 Blasting

Orica Canada Ltd. delivered bulk explosive product to the blast hole via a Blendmaster truck. Ammonium nitrate & fuel oil (ANFO), Heavy ANFO (Super An 125) and Doped Emulsion (Magnafrac 1161) products were used. Two Pentex 16 boosters provided double primed initiation in each blast hole. Handidet non-electric detonators separated the detonation of each hole by 25 milliseconds. The designed powder factor was 0.25 kilograms of explosive per tonne of blasted rock. A blasted inventory of 1 million tonnes was maintained.
The fragmentation was generally good with no secondary blasting. Oversize ore boulders were stored in the High Grade Stockpile for mechanical breakage with a NTK 20X hammer mounted to a Hitachi 400 excavator. The excavator also backed up the rock breaker located in the primary crusher pocket.



18.6.3 Loading

Two P&H 2100 electric shovels (13 m3 / dipper) and 2 Cat 992 wheel loaders (9 m3 / bucket) handled all the material in the past. The shovels were capable of loading side boarded Caterpillar 777B trucks with four passes.
In 2000, the P&H 2100 shovels performed as follows:

Unit	Tonnes	Operating Hours	Delay Hours	Stand by	Mech. Down	Elect. Down	Sched. Hours	Mech. Avail.	TPH
P&H 2100									
6601	7,211,440	5,503	1,316	680	1,260	24	8,784	84.15%	1,311
6602	6,302,400	4,803	897	1,466	1,611	8	8,784	77.88%	1,312
Caterpillar 992C									
6302	3,004,880	3,644	510	3,410	1,219	1	8,784	77.31%	825
6309	1,486,320	2,484	351	4,265	1,684	1	8,784	62.72%	598

The loading equipment productivity was evaluated based on a fully trucked condition with results in Table 3.7.3. Assuming an operating efficiency of 70%, the unit should routinely produce 1,510 tonnes per gross operating hour (operating time + delays) loading into a Caterpillar 777B truck.
The mine plan requires four (4) P&H 2100 shovels during the peak production periods in Year 1 & 2. Based on the mine plan and the above productivity, the shovels were scheduled at 27,187 tpd and mechanical availability of 79%. The fleet reduces to 2 units in Years 3-5.

18.6.4 Hauling

A fleet of nine Cat 777 haulage trucks (86 tonnes) hauled material to the gyratory crusher and rock disposal sites. Maximum ramp grades were 10% and widths were maintained to maximize truck productivity and safety. Waste was crushed and screened to provide road-dressing material. Tire life was good and generally affected only by shovel face and ramp cleanup. Tires often achieved full life after run-out on the rear of the truck.
A fuel island adjacent to the primary crusher allowed drivers to refuel themselves through "quick-fuel" Wiggins couplers.
A variance from the Health, Safety and Reclamation Code Section 6.12.5 permitted end dumping over the rock disposal site crest without the assistance of a dumpman. Dumps were generally stable and crests were well maintained.



In 2000, the Caterpillar 777B trucks performed as follows:

Unit	Tonnes	Operating Hours	Delay Hours	Stand by	Mech. Down	Elect. Down	Sched. Hours	Mech. Avail.	TPH
6501	2,044,125	5,406	777	1,298	1,302	0	8,784	82.60%	378
6502	2,090,475	5,536	783	1,560	906	0	8,784	87.46%	378
6503	2,272,575	5,705	813	1,221	1,040	5	8,784	86.18%	398
6504	1,951,650	5,310	722	1,465	1,286	1	8,784	82.42%	368
6505	2,056,950	5,387	808	1,416	1,173	1	8,784	84.08%	382
6506	1,771,200	4,628	631	1,221	2,305	0	8,784	69.53%	383
6508	915,150	2,595	350	4,644	1,196	0	8,784	71.13%	353
6509	1,832,475	4,814	687	2,177	1,106	0	8,784	83.26%	381
6510	2,022,675	5,458	754	1,320	1,252	1	8,784	83.22%	371

A well-maintained rock breaker operated by trained, experienced operators could improve the ore haul productivity to the crusher pocket. Turnover of personnel in this position was high due to mill operator training rotation.
The requirement for Caterpillar 777B trucks peaks at 15 units in Year 2 as the Starter Pit deepens and pit production is scheduled at 110,000 tpd. Based on the mine plan and truck productivity, the truck service meter hour requirements approach 8,500 hours per month during the peak period. The fleet size reduces to eleven (11) trucks in Years 3 & 4. A mechanical availability of 84%was scheduled.

18.6.5 Human Resources

Mining operations proceeded on a 24-hour basis, 7 days per week utilizing four crews working a 12-hour shift, four days on, four days off. Manpower levels in Mine Operations reached 70 hourly and 6 staff employees. The Engineering Group consisted of 10 people including engineers, geologists, technologists and environmental staff.
A core group of experienced open pit shift bosses and mining equipment operators was hired from other recently suspended operations including BHP (Port Hardy) and Gibraltar (Williams Lake). Local people were hired to compliment the workforce and train under the experienced operators. The workforce was stable and disciplinary issues were minimal.

18.7 Tailings Storage Facility

18.7.1 System Configuration

The system is comprised of the following:

- A pipeline system conveys the tailings slurry via gravity from the Mill Site to the Tailings Storage Facility. This system includes movable discharge sections with one end dump discharge to distribute the tailings along the embankment crest.
- A make-up water supply system provides extra water to the Tailings Storage Facility. This system comprises an intake and pump at Polley Lake and a pipeline to convey water to the Tailings Storage Facility. The water is discharged into the Tailings Storage Facility near the west abutment of the Perimeter Embankment.
- A Mill Site Sump and Southeast Sediment Pond provide additional make-up water to the system by collecting drainage from the Mill Site and East Rock Disposal Site. Mill site runoff is directed from the Mill Site Sump into the tailings line near the mill. Flows from the Southeast Sediment Pond enter the system at the Reclaim Booster Pump Station or at T-2 Tailings Dropbox.
- A reclaim water system comprised of a barge mounted pump station in an excavated channel, a booster pump station and a pipeline for recycling process water to the Mill, is used to remove water from the Tailings Storage Facility for use in the milling process.
- Graded earthfill and rockfill embankments with internal drains retain the tailings solids in the Tailings Storage Facility. The embankments have been raised in stages by a combination of centerline and modified centerline approaches.
- A foundation drain and pressure relief well system located downstream of the Main Embankment prevents the build up of pore pressure in the foundation and collects seepage from the base of the Tailings Storage Facility. The flows are directed to a decant manhole near the Main Embankment Collection Pond.
- Seepage collection ponds are located downstream of the Main and Perimeter Embankments to store water collected from the embankment drains and from local runoff. Water from the ponds is presently pumped back to the Tailings Storage Facility.
- Instrumentation in the tailings, embankments and foundations, including vibrating wire piezometers, survey monuments, slope inclinometers and

the measurement of drain flows is used to monitor the performance of the Tailings Storage Facility.

- A system of groundwater wells installed around the Tailings Storage Facility is used for groundwater quality monitoring.

Knight Piésold Ltd. has been the geotechnical engineering consultant for the Tailings Storage Facility, providing design, technical specifications, contract documents, construction supervision and quality assurance/control, reviews of instrumentation and monitoring records and annual inspections.

The Tailings Storage Facility starter dam and ancillary works construction was completed in March 1997. The system went into operation with storage of the 1997 spring freshet. Milling operations directed tailings slurry to the Tailings Storage Facility, from June 1997 to October 2001. The Tailings Storage Facility currently stores supernatant and 27 million dry tonnes of tailings.

18.7.2 System Care and Maintenance

Long term stability and surface runoff controls were enhanced before suspension of operations of the Tailings Storage Facility.

Mount Polley tailings are non-acid generating. The water management plan removes supernatant from the impoundment and limits surface runoff to the facility. The Tailings Storage Facility does not have a spillway or permit to release water to the environment; water storage is limited by consideration for flood storage and wave run-up.

18.7.3 Cariboo Pit Reservoir

The Cariboo Pit and Tailings Storage Facility are reservoirs for the current positive water balance under care and maintenance.

Effluent Permit PE 11678 was amended for discharge of tailings impoundment supernatant to Cariboo Pit. Pumping systems remain operational allowing surplus water within the Tailings Storage Facility to be directed into Cariboo Pit as necessary.

18.8 Recoverability

See section 16 for details on metallurgical testing and recovery curves for the Springer and Bell Pits .

18.8.1 Existing Plant

When mining and milling operations were suspended, orderly shutdown procedures were followed and the mine is now maintained on standby pending an improvement in metal prices. In accordance with this decision, work was performed cleaning out the gyratory pocket, surge bins, tanks and process lines.

18.8.2 Crushing Plant

All large openings in the crusher buildings were sealed off.
The gyratory crusher pocket is completely cleaned out with the crusher mantle sitting in the lowered position.
The secondary screen assembly has been removed from the crusher building and is located in the warehouse yard.
The main process and potable water lines to the crusher were isolated. The firewater and sprinkler system were drained and isolated. A Fire System procedure has been drafted and will be used in case of a fire.

18.8.3 Grinding Circuit

The steel charge in all mills has been removed and stored. An estimated 600 metric tonnes of seasoned ball mill balls is stored outside on the cement pad at the East Side of the flotation mill building. These balls are supplied by Molycop and are nominally 2.5" in size when new. There is an additional 200 metric tonnes of grinding media from the pebble mills stored in the warehouse yard.
All grinding pumps have been drained with spool pieces and casing bolts removed.
All primary and secondary cyclones were left in place.
The pinion bearings on all mills filled with grease.
All mill gear grease spray pumps flushed and filled with ATF oil, wrapped in plastic.
The feed end bearings were removed, except on RM #2, PM #1, PM #2 and PM #3. These mills were blocked in saddles.
The discharge end bearings were removed, except on RM #2, PM #1 and PM #2. These mills were blocked in saddles.
The feed and discharge end trunnions were blocked on all mills.
The oil was pumped from the trunnion base on all mills and lube pumps were capped.
The motor bearings on all mills are blocked.

18.8.4 Flotation Circuit

All flotation cells were flushed and drained.
All pumps were drained with spool pieces and casing bolts removed.

18.8.5 Reagent System

All the holding and mix tanks were completely drained and flushed, except for the MIBC tank. All other reagents are stored in cool and dry place.

18.8.6 Dewatering Circuit

The concentrate thickeners and stock tanks were completely drained and flushed.
All slurry and water lines have been drained.
Both filter cloths were removed and discarded.

18.8.7 Assay Office

The assay office is in good shape. One exception is the exhaust system. At present, the acid scrubber discharge is combined with the gold assay furnace discharge. The result has been the replacement of significant portions of the ducting twice over the life of the mine due to corrosion. A separate fan and plastic ducting and stack should be installed for the acid fume hood exhaust and the present metal system retained for the hot furnace exhaust only.

18.9 Markets

During mining from 1997 to 2001 Mount Polley shipped most of their copper concentrate, thought the port of Vancouver, to Japanese smelters,. This study assumes that a similar arrangement will be negotiated.

18.10 Contracts

No smelter contract presently exits for future Mount Polley copper concentrate. Economic assumptions on treatment charges in a future smelter contract can be found in section 18.16



18.11 Environmental Considerations

The current reclamation bond for Mount Polley has been set at $1.9 million and is currently in good standing. Mount Polley has a full time Environmental Coordinator on staff at the Mine Site. See section 4.2 for details on present and required regulatory permits.

18.12 Taxes

Applicable taxes for the Mount Polley Mines used in this study are:

- Canadian and B.C. income tax totaling 38.62 % of taxable income.
- B.C. Mineral Tax, an advance tax of 2% on resource income or a 13% tax on net revenue after payback of capital.
- Property taxes of approximately $800,000 Canadian per year are included in the Administration and O/H cost estimate.

18.13 Capital and Operating Cost Estimates

18.13.1 Capital Costs

All mine and mill capital costs were applied to the projected revenue in Section 18.17

Mill Capital Costs

	Mechanical			Electrical				
Item	Manhours	Labour	Material	Manhours	Labour	Material	Subcontract	Total
TOTAL CRUSHING	1,064	34,048	332,700	326	10,432	8,100	425,000	810,280
TOTAL GRINDING	4,704	150,464	817,394	564	18,048	33,300	16,000	1,035,206
TOTAL FLOTATION	1,786	57,152	365,000	634	20,288	51,900	2,000	496,340
TOTAL DEWATERING	466	14,912	45,200	148	4,736	7,000	0	71,848
TOTAL RECLAIM / POTABLE	114	3,648	1,900	36	1,152	300	0	7,000
TOTAL: ALL MILL CIRCUITS	**8,134**	**260,224**	**1,562,194**	**1,708**	**54,656**	**100,600**	**443,000**	**2,420,674**

Mine Capital Costs

Production Equipment	Per Unit or Monthly costs(Cdn$)		Total Costs(Cdn$)
Drills	50,000	per unit	50,000
Shovels	150,000 / 250,000	per unit	400,000
Haulage Units	308,000	per unit	1,248,000
Dozers	12,000	per month	740,000
Support Equipment	60,000	per unit	
Truck w/ Low bed	40,000	per unit	60,000
Pit Bus	30,000	per unit	40,000
Pickups			300,000
Maintenance			
Hiab & Welder	120,000	per unit	120,000
Cranes	100,000	per unit	100,000
West Road Disposal Site			
Mine Access Road	200,000	one time	200,000
Grub & Stockpile Soil	500,000	one time	500,000
Perimeter Ditch	100,000	one time	100,000
North Road Disposal Site			
Grub & Stockpile Soil	300,000	one time	300,000
Site Projects			
Powerline to Springer Pit	100,000	one time	100,000
Tailings Storage Facility	Staged	Construction	6,022,841
Exploration	400,000	per year	2,000,000
Reclamation	Addressed as operating cost in year 5		
Total Capital Cost			**12,280,841**

18.13.2 Operating Costs

Mine operating cost account statistics for Year 2000 represent the fixed mining costs expected for the development of the Springer and Bell pit reserves.

Fixed Mine Operating Costs

Cost Distribution		
Drilling & Blasting	0.252	$/t
Loading – Shovels, Loaders	0.168	$/t
Services – Roads, Yards, Dewatering	0.143	$/t
Supervision – Operations & Maintenance	0.052	$/t
Electrical	0.026	$/t
Engineering	0.048	$/t
Total Fixed Mining Costs	0.689	$/t
Variable Haulage Cost based on Haulage Profiles and Caterpillar 777 Operating Cost	137.47	$/hour



18.13.3 Springer Pit

Ore haulage and final pit access is gained through a slot through the Polley Fault at 1090m elevation. The mining scenario requires backfilling the south side of the Cariboo Pit to shape a ramp from 1125m to 1090m elevation with waste from the Springer Starter Pit.

High elevation waste is disposed in Cariboo Pit Backfill in a series of contour dumps or alternatively in an expanded East Rock Disposal Site. The 1080m platform of the West Rock Disposal Site (WRDS) accepts material below 1100m elevation of the Springer Pit. Construction of the 1130m platform of the WRDS may be avoided, to lessen footprint preparation, water controls and reclamation costs.

The unit mining costs tabled below assume West Rock Disposal Site permits obtained before stripping and haulage with Caterpillar 777 haulage units. Before mining proceeds, a cost / benefit analysis should determine the appropriate haulage fleet. These cost include the fixed mine operating costs above.

Bench	Ore ($/dt)	Waste ($/dt)	Rock Disposal Site
1200	1.23	1.00	Cariboo 1190
1190	1.21	1.00	Cariboo 1190
1180	1.20	1.06	Cariboo 1190
1170	1.16	0.94	Cariboo 1160
1160	1.09	0.90	Cariboo 1160
1150	1.07	0.89	Cariboo 1160
1140	1.04	0.95	Cariboo 1140
1130	1.04	0.93	Cariboo 1130
1120	1.03	0.91	Cariboo 1110
1110	1.06	0.91	Cariboo 1110
1100	1.08	0.95	Cariboo 1110
1090	1.10	0.94	West 1080
1080	1.12	0.96	West 1080
1070	1.14	0.97	West 1080
1060	1.17	1.07	West 1040
1050	1.19	0.95	West 1040
1040	1.19	0.97	West 1055
1030	1.22	1.02	West 1070
1020	1.25	1.08	West 1070
1010	1.27	1.13	West 1085
1000	1.30	1.16	West 1085
990	1.33	1.19	West 1085
980	1.36	1.22	West 1085
970	1.42	1.28	West 1085
960	1.44	1.31	West 1085
950	1.47	1.34	West 1085



940	1.50	1.37	West 1085
930	1.53	1.40	West 1085
920	1.61	1.49	West 1085
910	1.63	1.52	West 1085
900	1.58	1.55	West 1085

18.13.4 Bell Pit

Pushing back the east wall and relocating the ramp under Mount Polley would deepen Bell Pit. The ore reserve interpolation may be improved with further drilling below the present pit bottom. At completion of the starter pit, ore was mined outside the ore reserve estimate boundaries. Waste would be disposed in a larger North Dump and in a new mine access road connecting Polley Lake Forestry Road to Bell Ramp. Potentially acid-generating waste would be disposed in Cariboo Pit Backfill RDS. The costs assume haulage with Caterpillar 777 haulage units. Relocation of the pit access ramp, grubbing and stripping of the North Dump footprint will be included as a one time capital cost. These cost include the fixed mine operating costs above.

Bench	Ore ($/dt)	Waste ($/dt)	Rock Disposal Site
1200	1.25	0.96	Cariboo BF 1190
1190	1.15	1.06	Cariboo BF 1190
1180	1.25	0.96	North 1180
1170	1.31	0.94	North 1170
1160	1.31	0.93	North 1160
1150	1.34	0.90	North 1150
1140	1.39	0.96	North 1145
1130	1.42	0.99	North 1145
1120	1.44	1.01	North 1145
1110	1.48	1.04	North 1145
1100	1.50	1.06	North 1145
1090	1.52	1.08	North 1145
1080	1.55	1.11	North 1145
1070	1.59	1.15	North 1145
1060	1.62	1.18	North 1145
1050	1.65	1.21	North 1145
1040	1.68	1.24	North 1145
1030	1.71	1.27	North 1145
1020	1.75	1.31	North 1145
1010	1.78	1.34	North 1145
1000	1.81	1.37	North 1145
990	1.84	1.40	North 1145

18.14 Mineral Processing and Administration

Springer test work indicated the mill feed work index to increase as the pit deepens from the weathered oxide zone to the deeper sulphide zone. Milling rates are planned from a low of 20,000 tpd to a high of 25,000 tpd as work index increases from 13 to 19 kwhr per tonne.

Cost Distribution		
Milling Cost @ 20,000 tpd	3.75	$/dt
Incremental Milling Cost @ +20,000 tpd	0.75	$/dt
Admin & OH Cost		
Prestrip Phase	200,000	$
Production Phase	0.53	$/dt

18.15 Off-Site Handling Charges

Cost Distribution		
Minesite Loadout	1.00	$cdn/wt
Inland Freight	33.00	$cdn/wt
Port Charges	22.64	$cdn/wt
Representation	1.53	$cdn/wt
Assays & Marketing	0.93	$cdn/wt
Sub-total	59.10	$cdn/wt
Ocean Freight	22.90	$us/wt



18.16 Concentrate Treatment Charges

18.16.1 Copper Terms

Concentrate Grade: 26%

Copper Payable: 96.5% of full copper content

Combined Treatment & Refining Charge: 25% of copper price ($US / payable lb)

Minimum charge @ 0.70 $US / lb 0.175 $US / payable lb Cu

Maximum charge @ 1.40 $US / lb 0.350 $US / payable lb Cu

Price Participation: None

18.16.2 Gold Terms

Gold Payable:

Gold Grade Range in Concentrate g/dt		
Lower Limit	Upper Limit	% Payable
0	1	0
1	3	90
3	5	94
5	10	95
10	20	97
20	40	97.25
40	70	97.50
>70	N/A	97.75

Refining Charges: 6.00 $US / oz

18.17 Economic Analysis

The statement of Projected Revenue on the following page is the based case for this feasibility study.

The project sensitivity was determined with percentage changes in the following economic variables:

- Copper Price ($1.10/lb US)
- Gold Price ($330.00 /oz US)
- US/can Exchange Rate ($0.667)

The project sensitivity were also determined with percentage changes in the following operating variables:

- Capital Cost
- Operating Cost
- Mill Throughput
- Mill Recovery



Project Sensitivity to Economic Variables - Before Tax
Project Internal Rate of Return
500%
400%
300%
200%
100%
0%
-100%
80%
85%
90%
95%
100%
105%
110%
115%
120%
Percent Change in Variable over Base
Baseline
Copper Price
Gold Price
Exchange
Mill Head Grade


Project Sensitivity to Economic Variables - Pre Financing
Project Internal Rate of Return
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
80%
85%
90%
95%
100%
105%
110%
115%
120%
Percent Change in Variable over Base
Baseline
Copper Price
Gold Price
Exchange
Mill Head Grade


Project Sensitivity to Operating Variables - Before Tax
Project Internal Rate of Return
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
80%
85%
90%
95%
100%
105%
110%
115%
120%
Percent Change in Variable over Base
Baseline
Capital Cost
Operating Cost
Mill Throughput
Mill Recovery



STATEMENT OF PROJECTED REVENUE ($CAN)

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Months of Mill Production	6	12	12	12	10	52
Marketable Copper Production	14,287,159	43,511,953	44,906,027	44,098,714	38,229,887	185,033,740
Marketable Gold Production	31,591	71,115	63,616	57,313	54,338	277,973
GROSS REVENUE	**39,448,236**	**107,530,117**	**106,061,970**	**101,562,415**	**90,384,223**	**444,986,961**
Less Treatment Costs	8,823,891	26,626,657	27,383,224	26,839,999	23,313,960	112,987,731
NET REVENUE AT MINE GATE	**30,624,345**	**80,903,460**	**78,678,746**	**74,722,416**	**67,070,263**	**331,999,230**
Less Mine Costs	28,092,076	36,900,691	26,117,425	23,216,576	16,286,243	130,613,011
Less Milling Costs	13,711,163	27,715,808	27,450,000	27,450,000	23,594,400	119,921,370
Less Administration Costs	2,940,000	3,480,000	3,480,000	3,480,000	2,900,000	16,280,000
Less Sumitomo Conditional Loan Repayment	700,002	1,166,670	1,166,670	1,166,670	1,166,670	5,366,682
Less Head Office Costs	780,000	780,000	780,000	780,000	650,000	3,770,000
NET MINE OPERATING MARGIN BEFORE TAX	**-15,598,895**	**10,860,291**	**19,684,651**	**18,629,170**	**22,472,950**	**56,048,167**
NPV @ 10%	**36,261,911**					
IRR	**90%**					
Less BC Mineral Tax @ 2%	0	217,206	393,693	1,123,678	2,930,173	4,664,750
Less BC Income Tax @ 16.5%	0	0	1,370,651	2,650,659	3,365,749	7,387,060
Less Federal Income Tax @ 22.12%	0	0	1,956,211	2,731,477	3,450,468	8,138,157
NET MINE OPERATING MARGIN AFTER TAX	**-15,598,895**	**10,643,086**	**15,964,096**	**12,123,355**	**12,726,560**	**35,858,201**
NPV @ 10%	**22,791,793**					
IRR	**71%**					
Less Capital Expenditure*	8,368,091	3,724,073	2,401,011	2,008,340	-800,000	15,701,515
Less Reclamation Bond	600,000	300,000	200,000	0	-3,000,000	-1,900,000
Less Working Capital	0	0	0	0	0	0
PRE FINANCING CASHFLOWS	**-24,566,986**	**6,619,013**	**13,363,085**	**10,115,015**	**16,526,560**	**22,056,686**
NPV @ 10%	**10,346,903**					
IRR	**27%**					

*Capital Expenditure includes $1,000,000 contingency

COST PER UNIT OF PRODUCTION

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Copper in Concentrate (lbs)	14,805,347	45,090,107	46,534,743	45,698,149	39,616,463	191,744,808
Gold in Concentrate (oz)	32,451	73,126	65,415	58,933	55,875	285,800
Value of Copper Production ($Can)	23,573,813	71,794,723	74,094,944	72,762,877	63,079,313	305,305,670
Value of Gold Production ($Can)	15,874,423	35,735,394	31,967,026	28,799,537	27,304,910	139,681,290
Total Cost of Production ($Can)	62,715,220	99,227,228	87,611,660	83,774,915	65,944,603	399,273,626
Cu Production Cost w/ Au credit ($US/lb)	**2.11**	**0.94**	**0.80**	**0.80**	**0.65**	**0.90**
Au Production Cost w/ Cu credit ($US/oz)	**804.12**	**250.09**	**137.75**	**124.57**	**34.19**	**219.19**

COMMODITY VALUES: copper @ 1.10 $US/lb., gold @ 330 $US/oz., silver @ 5.00 $US/oz., exchange @ 0.667 $US/$Cdn.



18.18 Payback

The reopening of the Mount Polley Mine, given the estimates and assumptions is this report will require a total expenditure of approximately $CDN 25 million before the operating cash flow becomes positive. In this report it is assumed that all the financing required is provided by equity investment and that the only debt the project has is the Conditional Loan to Sumitomo Corporation described in Section 6.1. It is estimated that the total expenditures required to reopen the mine will be repaid in the third year following the restart of milling operations at Mount Polley given the assumptions used in this report.

18.19 Mine Life

Based on 30.1million tonnes of economic reserves; 24.6 million tonnes in the Springer Pit and 5.5 million tonnes in the Bell. A five year mining schedule has been prepared by the Mount Polley Engineering Staff.

Economic factors were; copper @ 1.10 $US/lb., gold @ 330 $US/oz., exchange @ 0.667 $US/$Cdn.

19 Interpretation and Conclusions

The following is a list of general conclusions:

- The geology and mineralization of the Springer and Bell deposits are well understood. The mine design, metallurgy, and resource model presented in this report were based on this knowledge.
- The experience gained during the five years of planning and mining the adjacent Cariboo Pit was well utilized in the preparation of the feasibility report.
- The database used to support the mineral reserves in this report is supported by over four years of good to excellent reconciliation between block model grades and those found while mining the Cariboo and Bell Pits.
- After the mine closure in October of 2001, orderly shutdown procedures were followed, and the mine is now maintained on standby, pending an improvement in metal prices.
- The feasibly calculation and cost estimates presented here are base on actual values seen and obtained while mining the Cariboo and Bell Pit.
- The main economic factors determining the viability of the project are metal prices. This feasibility plan is based on copper @ 1.10 $US/lb., gold @ 330 $US/oz.
- It was assumed that the final copper concentrate product will be sold overseas, with payment in $US dollars. With all mining expenses in Canadian dollars, the US/Canadian exchange rate is also critical to this plan. This feasibility plan is based on @ 0.667 $US/$Cdn.

20 Appendix A : Air Photos


Mount Polley Mine
Sept. 2001
Bootjack Lake
Mount Polley
Tailings Dam


POLLEY LAKE
BOOTJACK LAKE


PERIMETER
EMBANKMENT
MT. POLLEY MINE
TAILINGS DAM



21 Appendix B: Bibliography of Past Geological Reports

Bacon, W.R., 1965: Geological, Geochemical and Geophysical Report on the BJ I-IV Groups, M.C. 1-130

Bailes, R.J., 1973: The Cariboo-Bell Alkaline Stock. Master of Science Thesis, Queen's University

Bailey, D. G., 1978: The Geology of the Morehead Lake Area, South Central British Columbia. PhD Thesis, Queen's University

Bailey, D.G., 1975: Geology of the Morehead Lake Area, South Central British Columbia. Master of Science Thesis, University of Manitoba

Bailey, D.G., Hodgson, C.J., 1979: Transported Altered Wall Rock in Laharic Breccias at the Cariboo-Bell Cu-Au Porphyry Deposit, British Columbia. Economic Geology, Volume 74.

Barringer Research Limited, 1971: Geochemical Study on the Cariboo-Bell Property, McLease Lake, Area, B.C.

Cariboo-Bell Copper Mines Ltd., 1967-68: Report on Exploration and Preliminary Development of Cariboo-Bell Copper Mines Ltd. Copper Deposit, Cariboo Mining Division, British Columbia

Chapman, D.A. & Associates, 1969: Tectonic Survey of Bootjack Lake Claims, Quesnel Mining Division, for Cariboo-Bell Copper Mines Ltd.

Derry, Michener Booth & Wahl, 1990: Geological and Mineable Reserves, Mount Polley Project, Cariboo Mining Division, British Columbia

Dods, A.R., 1965: Report on Induced Polarization Survey near Quesnel Lake, British Columbia (Claims BJ 5-10 BJ 19-24)

Dundas, T.R.B., 1982: Interpretation of Geophysical Surveys, Cariboo-Bell Property, Williams Lake, B.C. for E & B Explorations Inc.

Dunsford, P., 1980: Cariboo-Bell Ore Reserves. Teck Mining Group Limited. Memo to W. Meyer.

E & B Explorations Inc.: Cariboo-Bell Project - Summary Report

Fraser, I., 1970: Aeromagnetic Interpretation of the Mount Polley Region for Cariboo Bell Copper Mines Ltd.

Fraser, T.M., Stanley, C.R. et al., 1995: The Mount Polley Alkalic Porphyry Copper-Gold Deposit, South-Central British Columbia. Canadian Institute of Mining, Metallurgy and Petroleum, Special Volume 46

Gorc, D., 1992: Geological and Rock Geochemical Report on the Northwest Target Area, Mount Polley Project

Hindson, R.E., 1978: Percussion Drilling Report on the BJ Mineral Claims, Cariboo Mining Division

Hodgson, C.J., Bailes, R.J., Verzosa, R.S., 1975: Cariboo-Bell: A Porphyry Deposit in Alkalic Sub-Volcanic Setting. CIMM Special Volume 15.

Imperial Metals Corporation, 1995: Water Well Drilling, Mount Polley Mine

Lee, F., 1970: Report on Geological Mapping of the Trenched Area of the Cariboo-Bell Copper Mines Ltd. Property, Bootjack Lake, Cariboo Mining Division, B.C.

Littlejohn, A.L., 1982: Petrographic Report, Cariboo-Bell Project.

Loring, R.B., 1994: Geologic Evaluation of the Mount Polley Copper-Gold System, Likely, British Columbia

McClymont, B.I., 1980: Percussion Drilling Report on the BJ Mineral Claims, Cariboo Mining Division

McNaughton, K., 1987: Cariboo-Bell Project - 1986 Geochemical, geophysical and Drilling Report on the BJ, Bootjack, CB and Polley Mineral Claims, Cariboo Mining Division (Volumes I, II & III)

McNaughton, K., 1987: Geochemical, Geophysical Report on the Cariboo 1-4, Most Likely 3 and 4 Short Stuff 2 and 3 and Sun Mineral Claims, Cariboo Mining Division

McNaughton, K., 1990: Diamond Drilling and Bulk Sampling Report - Mount Polley Project

Meyer. W., 1970: Progress Report Re: Cariboo-Bell Copper Mines Ltd. Stripping Program November-December 1969

Nikic, Z.T., Pesalj, R., Gorc, D., McNaughton, K., 1990: Mount Polley Copper-Gold Deposit, Cariboo Mining District, British Columbia

Pesalj, R., 1989: Geological, Geophysical and Diamond Drilling Report, Mount Polley Project

Pesalj, R., 1989: Mount Polley Project - Summary Report

Pesalj, R., 1995: Diamond ad Reverse Circulation Drilling and Soil Geochemical Sampling

Pesalj, R., 1996: Exploration Report

Read, P.B, 1997: Surface Geology of the Area East of the Cariboo Pit

Ross, J.A.C., 1966: Report on Cariboo-Bell Copper Mines Limited Bootjack Lake Property, Williams Lake District

Saleken, L.W., 1986: Exploration Proposal, Cariboo-Bell Project

Saleken, L.W., Simpson, R.G., 1984: Cariboo-Quesnel Gold Belt Project - Summary Report

Scott, A., 1988: Report on Induced Polarization Survey, Mount Polley Project

Simpson, R.G., 1981: Cariboo-Bell Project - Report on 1981 Exploration Work

Simpson, R.G., 1981: Drilling and Geochemical Survey Report on the BJ and CB Mineral Claims, Mt. Polley Area, Cariboo Mining Division

Simpson, R.G., 1982: Cariboo Bell Project - Report for E & B Explorations Inc.

Simpson, R.G., 1983: Report for E & B Explorations Inc.

Thompson, I., 1982: Review of Cariboo-Bell Project

Tindall, M., 1986: Geochemical Report on the Cariboo 1-4, Most Likely 3 and 4, Short Stuff 2 and 3 and Sun Mineral Claims, Cariboo Mining Division

Verzosa, R.S., 1972: Report on the Percussion Drilling Program

Wild C. J., 1998: Report on Diamond Drilling

Wild C. J., 1998: Assessment Report (1997) Property Exploration and Drilling

Wild C. J., 1999: Assessment Report (1998) Property Exploration and Drilling

Wild C., Gillstrom G., 2000: Assessment Report (1999) Property Exploration and Drilling

Park V, Gillstrom G., 2001: Assessment Report (2000) Property Exploration and Drilling

Park V, Gillstrom G., 2001: Assessment Report (2001) Property Exploration and Drilling

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Greg Gillstrom, P.Eng, do hereby consent to the filing of the technical report prepared for Imperial Metals Corporation and dated August 30, 2002 in respect of the Technical Report – Feasibility Study: Springer and Bell Pits, Mount Polley Mine, Likely, B.C., Canada.

DATED this 1st day of October 2002.

Greg Gillstrom

Greg Gillstrom, P.Eng



TECHNICAL REPORT ON THE STERLING PROPERTY, NEVADA, U.S.A.

by

Chris Rees, P.Geo.,
Patrick McAndless, P.Geo.,

IMPERIAL METALS CORPORATION

**420-355 Burrard Street,
Vancouver, B.C. V6C 2G8**

October 9, 2002

CERTIFICATE OF AUTHOR

Christopher J. Rees, P.Geo.
104 - 915 Cook Street, Victoria, B.C.
Tel: (250) 384-7349

I, Chris Rees, am a professional geoscientist and work as a contract geologist. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I hold degrees in Geology from Carleton University (Ph.D., 1987), University of Regina (M.Sc., 1980) and University College of Wales (B.Sc. (Hons.), 1976).

I have worked in the field of geological sciences in British Columbia since 1988, in the mineral exploration industry, for the provincial government geological survey, and as a university lecturer.

I have been employed on a contract basis by Imperial Metals Corporation of Vancouver, B.C. since May, 1997, on exploration projects in British Columbia and Nevada, U.S.A. My responsibilities included surface and underground geological mapping, core and chip logging, participation in the design of exploration programs, and report preparation. I have no shares nor share purchase options with the company.

On the basis of my experience, I am a Qualified Person as defined by NI 43-101.

I am responsible for the assembly and reproduction of the information contained in this technical report on the Sterling property. Content for which I am not directly responsible is clearly indicated and referenced to its source or other authority.

I have been involved with the Sterling project since May, 1999. I have worked at the site on several occasions, and served as the Qualified Person throughout the 2001 program (April through July), and shared that responsibility in 2002 (July-August) with Patrick McAndless, P.Geo.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I have read National Instrument 43-101 and Form 43-101FI and to the best of my understanding, this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 9th day of October, 2002.

(Signed by)

Chris J. Rees, P.Geo.

CERTIFICATE OF AUTHOR

Patrick McAndless, P.Geo
6640 Juniper Drive, BC
Tel: (604) 275-8478, Fax: (604) 689-4030
patrickmcandless@imperialmetals.com

I, Patrick McAndless, P.Geo., am a Professional Geoscientist, Vice-President, Exploration of Imperial Metals Corporation of Suite 420 – 355 Burrard Street in the City of Vancouver in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the University of British Columbia with a Bachelor of Science degree in geology in 1970.

I have practiced my profession continuously since 1970 and have been involved in: mineral exploration for base and precious metals, uranium and industrial minerals in Canada, United States, Latin America and Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.

I have visited the Sterling Property site several times over the last three years and the planning and implementation of the exploration program described in this report was carried out under my supervision.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am not independent of Imperial Metals Corporation as defined in Section 1.5 of National Instrument 43-101, as I have been a full time employee of the company for the past nine years, I own shares of Imperial and have been granted employee options to purchase shares in the company. Imperial Metals Corporation, as a producing issuer, is exempt from the need for preparation by an independent qualified person as stated in Section 5.2 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 9th day of October, 2002.

(Signed by)

Patrick McAndless, P.Geo.

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada.

I, Chris Rees, P.Geo., do hereby consent to the filing of this report prepared for Imperial Metals Corporation and dated October 9, 2002, in respect of the "Technical Report on the Sterling Property, Nevada, U.S.A.". I also consent to the written disclosure of the technical report and of extracts from or a summary of the technical report in the written disclosure being filed.

As principal author of the report, I have read the written disclosure being filed, and have no reason to believe that there are any misrepresentations in the information derived from the technical report or that the written disclosure contains any misrepresentation of the information contained in the technical report.

This report may be used as a guide for further exploration or for raising funds, provided that no portion of it is used out of context, or in such a manner as to convey a meaning different from that set out in this report.

DATED on this 9th day of October, 2002.

(Signed by)

Chris J. Rees, P.Geo.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

1.0 SUMMARY

The Sterling property is located on Bare Mountain in Nye County, southern Nevada, U.S.A., 185 km northwest of Las Vegas. It is 100% owned by Imperial Metals Corporation through its wholly owned U.S. subsidiary Sterling Gold Mining Corporation, subject to a Net Smelter Return of 2.25%.

Sterling operated as a heap leach gold operation between 1980 and 1997 when mineable reserves were depleted, after production of nearly 200,000 troy ounces of gold at an average mine grade of 0.217 oz/st. Subsequent property exploration led to the discovery in 2001 of a new, deeper gold deposit adjacent to the mine, the 144 Zone, which is the focus of this report and the company's current exploration strategy, described herein.

The property is underlain by north-dipping Cambrian dolostones, structurally overlain by a thrust sheet of Proterozoic to Cambrian quartzites and siltstones, and a higher detachment fault carrying Cambrian and Ordovician sediments. The area is cut by high-angle normal faults and middle Miocene quartz latite dikes that are slightly older than the gold mineralization.

Like the previously mined ore, the 144 Zone is a sediment-hosted, disseminated gold deposit, but it is deeper and they not directly connected. Gold grading up to 2 oz/st in some drill intervals is hosted in altered and brecciated silty dolostone about 215 m below the surface, adjacent to a high angle fault (Reudy fault) and a dike. The setting is quite characteristic of structurally hosted Carlin-style mineralization in Nevada.

A total of 2621 m were drilled in 2001 (11 reverse circulation holes), followed by 1472 m (combination reverse circulation-diamond drill holes) in 2002. Many of the 2001 holes did not reach their target because of the difficult ground conditions, which were successfully overcome with the 2002 coring program.

The exploration of the 144 Zone is still at an early stage, and the mineralization is still open in most directions. The exploration strategy is based on stratigraphic and/or structural intersections which concentrated hydrothermal fluid flow and increased the opportunity for gold deposition. Computer modelling has clarified the geometry of these controls, but the amount of data available does not justify a mineral resource calculation at this stage.

The recommendations are that the next phase be another surface drill program to extend the mineralized system along or parallel to the Reudy fault, and potentially to depth. The discovery of more, high grade gold zones would help to move the project forward to an underground exploration program.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Purpose

This report was compiled by Imperial Metals Corporation to provide scientific and technical information in support of the company's current exploration strategy at the Sterling gold property in Nevada, U.S.A.

The Sterling Mine was in almost continuous operation for 18 years until 1997 when mineable ore reserves were depleted. Financing exploration proposals for the discovery of new ore bodies, and for subsequent development projects, may return Sterling to profitable operation in the future. One potential gold deposit - the recently discovered **144 Zone** - is the focus of this report.

The report complies with the terms of National Instrument 43-101, Standards of Disclosure for Mineral Projects, and follows the format and terms set out by Form 43-101F1 governing technical reports.

2.2 Authors and Sources of Information

This report has been prepared by management and geological staff of Imperial Metals and its U.S. subsidiary, Sterling Gold Mining Corporation, who are the sole operators at Sterling. The most relevant geological information, on mineralization and drilling of the 144 Zone, was acquired exclusively by the authors since its discovery in 2001. The authors have served as Qualified Persons at different times during work on the property, and undertook or supervised all logging and sampling. Chris Rees, P. Geo., served as the Qualified Person responsible for the preparation of the report.

Much of the report material has been taken from a detailed account (Rees and McAndless, 2001) of the first full exploration program on the 144 Zone in 2001. Other, background and historical information on Sterling is from reports in company files produced by previous operators, or referenced published sources.

2.3 Scope of Report

In this report, reference is made to the Sterling gold mine. This was a heap leach gold operation that began open pit and underground production in 1980-81 and ended in May, 1997 when mineable reserves were depleted, although leach pad rinsing and gold recovery have only recently been discontinued. After cessation of mining, the company carried out regional and property exploration for a new orebody to extend the life of the operation, which led to the discovery of the 144 Zone in April, 2001.

The 144 Zone is not simply an extension of the Sterling mine ore. It is deeper and the geological setting is different. There is almost certainly no direct connection between the 144 Zone and the Sterling mine deposit, although they are part of the same overall system and surely have a common genetic source at greater depth.

Therefore, Sterling should not be regarded as a development and production property at this time, but as an exploration project targeting the 144 Zone. Details of past mining activity at the Sterling mine are not considered to be within the scope of the present report because it is expected that new infrastructure would be required for development of the 144 Zone, as well as different geological, metallurgical and gold recovery parameters, and it might lead to confusion between two sets of criteria. Consequently, the technical information provided in this report is concerned with the 144 Zone. Informally, the property may still be referred to as the "mine".

With respect to the former mining operations, only background and other data that are relevant to both deposits are included here. This includes disclosure of property permits, liabilities etc. which are in effect primarily in the context of the previous mining activities (see Section 4).

3.0 DISCLAIMER

With reference to past gold production of the Sterling Mine (see Section 6.3), the report relies on cumulative production data and recovery criteria recorded by the previous owners and operators of the mine.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Sterling property is situated in southern Nye County, Nevada, near the town of Beatty, about 115 miles (185 km) northwest of Las Vegas (Fig. 4-1). Sterling lies on the east side of Bare Mountain (summit 6317 feet), a small mountain range at the southern end of Pahute Mesa in the Great Basin. The mountains are flanked by Crater Flat to the east, and the northern Amargosa desert to the south, which is just north of the California state boundary.

The centre of the property is at latitude 36°49'40"N and longitude 116°38'00"W, or approximately UTM coordinates 532000E, 4075000N, in Zone 11 (Fig. 4-2). The magnetic declination in 2002 is 13° 56' East.

The claims comprising the property (see Section 4.2 for details) are located in the following jurisdictions:

Section 32, Township 12 South, Range 48 East
Sections 10–15, 22–25, Township 13 South, Range 47 1/2 East

and

Section 6, 7, 18, Township 13 South, Range 48 East
Section 20, Township 13 South, Range 48 East (mill site/well claim)

The area controlled by the Sterling mine through its claims is in excess of 2400 acres (971 hectares), or 3677 acres (1488 hectares) if the new claims incorporating potential exploration targets (see below) are included.

The Sterling property has not been legally surveyed.

4.2 Claim Status

The Sterling mine property (Fig. 4-2) consists of 149 lode mining claims, plus 1 mill site claim occupied by the water well in Crater Flat (Table 4-1). An additional 62 claims have been located (included in the property map, Fig. 4-2), with filing of the paperwork pending.

All claim fees have been paid for the year, and come due again in August, 2003. The claims are recorded at the Nye County Courthouse-Recorder's Office in Tonopah, Nevada, and at the Bureau of Land Management-Mining Claims Records, in Reno. None of the claims are patented. Not all claims are contiguous.


Vancouver
NEVADA
NEVADA
TWIN CREEKS TREND
CARLIN TREND
CORTEZ TREND
RENO
ROUND MOUNTAIN TREND
WALKER LANE
NYE COUNTY
LAS VEGAS
N
BULLFROG HILLS
OASIS VALLEY
SILICON (Silica)
THOMPSON (Hg)
GOLD BAR (Au,Ag)
95
Beatty
SECRET PASS (Au)
MOTHER LODE (Au)
ORIGINAL BULLFROG
BULLFROG (Au,Ag)
TELLURIDE (Hg)
DAISY WEST (Au)
DAISY SOUTH (Au, Fluorite)
YUCCA MOUNTAIN
BARE MOUNTAIN
REWARD (Au)
GOLDSPAR (Fluorite)
374
GOLD ACE (Au)
STERLING (Au)
AMARGOSA DESERT
CINDER CONES
95
NEVADA
CALIFORNIA
SCALE
0
5 miles
CRATER FLAT

Fig. 4.1: Map showing location of Sterling and Bare Mountain in southern Nevada.



116°40'W
36°50'N
4077000N
4076000N
4075000N
4074000N
4073000N
4072000N
4071000N
530000E
531000E
532000E
533000E
534000E
535000E
N
Mine access road
BARE MOUNTAIN
Open pits
STERLING
144 Zone
CRATER FLAT
Mine access road
Connects with Highway 95
Scale
0
0
1 mile
1 kilometre
Sterling property boundary
Contour interval 200 feet
Grid lines are UTM Nad 27
Imperial Metals Corp.
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 4-2: Sterling property location with respect to eastern Bare Mountain, showing main access road and 144 Zone. Existing infrastructure is mainly to north and east of open pits (see Fig. 4-3).

TABLE 4-1
STERLING PROPERTY CLAIMS

August, 2002

Name	BLM Prefix	BLM Title Number	County Record
Stirling 1	NMC	119188	BOOK 162 PAGE
Stirling 2	NMC	119189	BOOK 162 PAGE
Stirling 3	NMC	119190	BOOK 162 PAGE
Stirling 4	NMC	119191	BOOK 162 PAGE
Stirling 5	NMC	119192	BOOK 162 PAGE
Stirling 6	NMC	119193	BOOK 162 PAGE
Stirling 7	NMC	119194	BOOK 162 PAGE
Stirling 8	NMC	119195	BOOK 162 PAGE
Stirling 9	NMC	119196	BOOK 162 PAGE
Stirling 10	NMC	119197	BOOK 162 PAGE
Stirling 11	NMC	119198	BOOK 162 PAGE
Stirling 12	NMC	119199	BOOK 162 PAGE
Stirling 13	NMC	119200	BOOK 162 PAGE
Stirling 14	NMC	119201	BOOK 162 PAGE
Stirling 15a	NMC	119202	BOOK 162 PAGE
Stirling 15	NMC	119203	BOOK 162 PAGE
Stirling 16	NMC	119204	BOOK 162 PAGE
Stirling 17	NMC	119205	BOOK 162 PAGE
Stirling 18	NMC	119206	BOOK 162 PAGE
Hope 14	NMC	155225	BOOK 272 PAGE
Hope 15	NMC	155226	BOOK 272 PAGE
Hope 16	NMC	155227	BOOK 272 PAGE
Hope 19	NMC	155228	BOOK 272 PAGE
Hope 22	NMC	155229	BOOK 272 PAGE
Hope 34	NMC	155230	BOOK 272 PAGE
Hope 36	NMC	155231	BOOK 272 PAGE
Hope 37	NMC	155232	BOOK 272 PAGE
Hope 38	NMC	155233	BOOK 272 PAGE
Hope 39	NMC	155234	BOOK 272 PAGE
Hope 40	NMC	155235	BOOK 272 PAGE
Hope 47	NMC	155236	BOOK 272 PAGE
Hope 48	NMC	155237	BOOK 272 PAGE
Hope 49	NMC	155238	BOOK 272 PAGE
Hope 50	NMC	155239	BOOK 272 PAGE
Hope 51	NMC	155240	BOOK 272 PAGE
Hope 52	NMC	155241	BOOK 272 PAGE
Hope 53	NMC	155242	BOOK 272 PAGE

Hope 59	NMC	155243	BOOK 272 PAGE
Hope 60	NMC	155244	BOOK 272 PAGE
Hope 61	NMC	155245	BOOK 272 PAGE
Hope 62	NMC	155246	BOOK 272 PAGE
Hope 63	NMC	155247	BOOK 272 PAGE
Willie 1	NMC	155248	BOOK 272 PAGE
Willie 2	NMC	155249	BOOK 272 PAGE
Willie 3	NMC	155250	BOOK 272 PAGE
Willie 4	NMC	155251	BOOK 272 PAGE
Willie 5	NMC	155252	BOOK 272 PAGE
Willie 6	NMC	155253	BOOK 272 PAGE
Willie 7	NMC	155254	BOOK 272 PAGE
Willie 8	NMC	155255	BOOK 272 PAGE
Willie 9	NMC	155256	BOOK 272 PAGE
Willie 10	NMC	155257	BOOK 272 PAGE
Willie 11	NMC	155258	BOOK 272 PAGE
Willie 12	NMC	155259	BOOK 301 PAGE
Hope 1	NMC	187937	BOOK 301 PAGE
Hope 2	NMC	187938	BOOK 301 PAGE
Hope 3	NMC	187939	BOOK 301 PAGE
Hope 4	NMC	187940	BOOK 301 PAGE
Hope 5	NMC	187941	BOOK 301 PAGE
Hope 6	NMC	187942	BOOK 301 PAGE
Hope 7	NMC	187943	BOOK 301 PAGE
Hope 8	NMC	187944	BOOK 301 PAGE
Hope 9	NMC	187945	BOOK 301 PAGE
Hope 10	NMC	187946	BOOK 301 PAGE
Hope 11	NMC	187947	BOOK 301 PAGE
Hope 12	NMC	187948	BOOK 301 PAGE
Hope 13	NMC	187949	BOOK 301 PAGE
Hope 17	NMC	187950	BOOK 301 PAGE
Hope 18	NMC	187951	BOOK 301 PAGE
Hope 20	NMC	187952	BOOK 301 PAGE
Hope 21	NMC	187953	BOOK 301 PAGE
Hope 24	NMC	187954	BOOK 301 PAGE
Hope 25	NMC	187955	BOOK 301 PAGE
Hope 26	NMC	187956	BOOK 301 PAGE
Hope 27	NMC	187957	BOOK 301 PAGE
Hope 28	NMC	187958	BOOK 301 PAGE
Hope 29	NMC	187959	BOOK 301 PAGE
Hope 30	NMC	187960	BOOK 301 PAGE
Hope 31	NMC	187961	BOOK 301 PAGE
Hope 32	NMC	187962	BOOK 301 PAGE
Hope 33	NMC	187963	BOOK 301 PAGE
Nancy 1	NMC	348784	BOOK504 PAGE
Nancy 2	NMC	348785	BOOK504 PAGE

Nancy 3	NMC	348786	BOOK504 PAGE
Nancy 4	NMC	348787	BOOK504 PAGE
Nancy 5	NMC	348788	BOOK504 PAGE
Nancy 6	NMC	348789	BOOK504 PAGE
Nancy 7	NMC	348790	BOOK504 PAGE
Nancy 8	NMC	348791	BOOK504 PAGE
Nancy 9	NMC	348792	BOOK504 PAGE
Nancy 10	NMC	348793	BOOK504 PAGE
Nancy 11	NMC	348794	BOOK504 PAGE
Nancy 12	NMC	348795	BOOK504 PAGE
Patty Bob #1a	NMC	368265	
SMJV # 1	NMC	543849	BOOK 676 PAGE
SMJV # 2	NMC	543850	BOOK 676 PAGE
SMJV # 3	NMC	543851	BOOK 676 PAGE
SMJV # 4	NMC	543852	BOOK 676 PAGE
SMJV # 5	NMC	543853	BOOK 676 PAGE
SMJV # 6	NMC	543854	BOOK 676 PAGE
SMJV # 7	NMC	543855	BOOK 676 PAGE
SMJV # 8	NMC	543856	BOOK 676 PAGE
SMJV # 9	NMC	543857	BOOK 676 PAGE
SMJV # 10	NMC	543858	BOOK 676 PAGE
SMJV # 11	NMC	543859	BOOK 676 PAGE
SMJV # 12	NMC	543860	BOOK 676 PAGE
SMJV # 13	NMC	543861	BOOK 676 PAGE
SMJV # 14	NMC	543862	BOOK 676 PAGE
SMJV # 15	NMC	543863	BOOK 676 PAGE
SMJV # 16	NMC	543864	BOOK 676 PAGE
SMJV # 17	NMC	543865	BOOK 676 PAGE
SMJV # 18	NMC	543866	BOOK 676 PAGE
SMJV # 19	NMC	543867	BOOK 676 PAGE
SMJV # 20	NMC	543868	BOOK 676 PAGE
SMJV # 21	NMC	543869	BOOK 676 PAGE
SMJV # 22	NMC	543870	BOOK 676 PAGE
SMJV # 23	NMC	543871	BOOK 676 PAGE
SMJV # 24	NMC	543872	BOOK 676 PAGE
S. Billie	NMC	821256	499728
B. Bruce	NMC	821257	499729
S. Al	NMC	821258	499730
Monica's Cigar	NMC	821259	499731
RF #01	NMC	821260	499732
RF #02	NMC	821261	499733
RF #03	NMC	821262	499734
RF #04	NMC	821263	499735
RF #05	NMC	821264	499736
RF #06	NMC	821265	499737
RF #07	NMC	821266	499738

RF #08	NMC	821267	499739
RF #09	NMC	821268	499740
RF #10	NMC	821269	499741
RF #11	NMC	821270	499742
RF #12	NMC	821271	499743
RF #13	NMC	821272	499744
RF #14	NMC	821273	499745
RF #15	NMC	821274	499746
RF #16	NMC	821275	499747
RF #17	NMC	821276	499748
RF #18	NMC	821277	499749
RF #19	NMC	821278	499750
RF #20	NMC	821279	499751
RF #21	NMC	821280	499752
RF #22	NMC	821281	499753
RF #23	NMC	821282	499754
RF #24	NMC	821283	499755
TC #01	NMC	821284	499756
TC #02	NMC	821285	499757
TC #03	NMC	821286	499758
TC #04	NMC	821287	499759

4.3 Property Ownership and Royalties

Lands affected or controlled by the Sterling property are under the jurisdiction of the United States Federal Bureau of Land Management, Las Vegas Field Office.

The Sterling property is 100% owned by Imperial Metals Corporation through its wholly owned U.S. subsidiary Sterling Gold Mining Corporation, subject to a Net Smelter Return of 2.25% payable to Saga Exploration Company (2%) and Euro-Nevada Mining Corporation (0.25%).

4.4 Permits and Environmental Liabilities

All required permits for exploration and mining are either current, or the renewal is under review by the Nevada State Environmental Protection (NDEP) and the Bureau of Land Management (BLM). Permits include the following:

BLM PLAN OF OPERATIONS # N54-89-005P, SERIAL NUMBER 79385. This permit is valid through the life of the operation, and was last amended in 2000. The Plan determines the conditions and practices under which the mine operates.

BLM AND NDEP RECLAMATION PERMIT # 0065. This permit regulates the condition of the property upon completion of work and prior to abandonment. Specifically covered is heap detoxification, contouring disturbed ground, removal of all structures and materials, and re-vegetating disturbed ground. A cost estimate for completing this work is required, as though done by independent contractors to the government., from which a reclamation

bond amount is established. The cost estimate is reviewed tri-annually, and the bond amount recalculated. This permit is currently under the review process, with negotiation of an appropriate bond amount.

NDEP WATER POLLUTION CONTROL PERMIT #NEV89016. This permit mandates measures to be taken to minimize the impact of the operation on Waters of the State. Heap and pond lining are prescribed, as well as monitoring and testing. The permit has officially expired, and a permit renewal has been submitted to NDEP for review.

NDEP AIR QUALLITY PERMIT # AP1041-0559. This permit is in good standing. The permit places limitations on the use, and prescribes mitigating measures to be taken, on dust producing operations. Procedures and equipment covered under this permit are the Screening plant (no longer on-site), the grizzly (no longer on-site), and the crushing circuit (water sprays are required).

NDEP STORMWATER DISCHARGE PERMIT #NVR300000. This is a general permit for metal mining in Nevada. Incorporated into the plan are measures to protect Waters of the United States including storm run-off diversion, and spill prevention.

NDOW (WILDLIFE) ARTIFICIAL POND PERMIT #S11456. This permit governs industrial ponds used on-site. Wildlife protection measures include fencing of the process areas, netting or covering contained process solutions to prevent bird deaths. The permit was renewed in 2000 and is valid for 5 years.

STATE FIRE MARSHALL HAZARDOUS MATERIAL PERMIT #2761/7024. This requires a listing and disclosure of all hazardous materials stored and/or used on a site. Annual renewal has been submitted.

NEVADA STATE WATER RIGHTS PERMIT # 48436. Water rights are granted when Beneficial Use of a specified amount of water has been Proven. Until proven, the State may grant annual extensions of time on a permit request. The mine had originally claimed 800,000,000 gallons of water, but never used nearly that amount. In 1995, the State requested PBU. In negotiations, the State agreed to grant further time extensions and, in return, the mine lowered the claim to 140,000000 gallons annually.

4.5 Location of Mineralized Zones, Mineral Resources and Infrastructure

All the existing infrastructure at Sterling is from past mining activity and ore processing, mainly the access and exploration roads, underground workings and open pits, and the heap leach pad area. These features are summarized in Fig. 4-3, with respect to the property boundary. The general location of the mined-out ore reserve is shown in more detail in Fig. 7-4.

The location of the 144 Zone mineralization is shown in Fig. 4-3. Access to the area is provided by roads originally built for surface exploration in 1989. The area is at least 1500 feet (457 m) horizontally (southeast) from the old ore body, and about 500 feet (152 m) deeper. There is presently believed to be no direct connection between them, and utilization of the previous infrastructure for current exploration is impractical at this time. The 144 Zone is described more fully in Sections 9 and 11.

The 144 Zone is not categorized as a mineral resource at this time, due to insufficient data.


116°38'W
BARE
Property access road
N
Mine offices
& shop
36°50'N
Open pits
(mined out)
Heap Leach Pad
& Recovery Circuit
Area of underground
workings
144 ZONE
AREA OF
EXPLORATION
CRATER
FLAT
MOUNTAIN
Property outline
Scale
0
1 mile
0
1 kilometre
Imperial Metals Corp.
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 4-3: Sterling property - Infrastructure. Map shows access road and main property roads, location of heap leach operation, open pits and underground workings with respect to property boundary. The area of interest at the 144 Zone does not encroach on the existing infrastructure.

4.6 Current Property Status

Since October of 2001 the Sterling mine site has been kept on a care and maintenance basis, with a three-person crew. The crew has undertaken some clean-up work and conducted interim water management work that has reduced the process water volumes at the site and dropped weak acid soluble cyanide levels in water draining for the heaps to near closure levels. This work has not affected, nor been affected by, the exploration drilling on the 144 Zone.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

Sterling is accessible by road from Las Vegas, a distance of 115 miles (185 km) via U.S. Highway 95. A good secondary, 8-mile (13 km) long gravel road turns off the north side of the highway at mile 45.9, 15 miles (24 km) southeast of the town of Beatty (Fig. 4-1). The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

5.2 Local Resources

Beatty is the nearest centre for lodging and basic services, with a population of about 1200. Beatty has general stores, gas stations, several motels, elementary and high schools, emergency fire fighting facilities and an ambulance service and nursing station. The town is on a major transportation route between Las Vegas and Reno/northern California, expediting delivery of supplies and shipments.

5.3 Climate and Physiography

The climate in the region is arid with typical desert vegetation, characterized by very hot summers and mild winters. The annual precipitation (avg. 4 in. or 100 mm) in the form of rain or snow is mainly in the winter or late spring and occasional thunderstorms at other times of the year. High winds are frequent during the winter. Temperatures normally range from 30°F (-1°C) in the winter to 110°F (43°C) in the summer. The evaporation rate is about 60 inches (150 cm) per year. Occasionally, high winds and frost or snow in January and February have frozen water lines on the property for several days, causing minor interruptions of the gold leaching system. Otherwise, the climate does not impact year-round operations.

The 144 Zone is at 4000 feet (1220 m) elevation, on the lower, eastern slopes of Bare Mountain. The mine and infrastructure are at around 4100 feet (1250 m) elevation. The present leach pad is on the upper edge of the adjacent pediment (3800 feet or 1160 m). The local terrain is characterized by rounded or craggy ridges separated by ephemeral, gravel-filled washes.

5.4 Infrastructure

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A large steel container is used to securely store 144 Zone drill core, pulps and rejects. There is also a large mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided a generator on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area consists of apparatus for the gold extraction circuit, some of which is housed in trailers. An assay laboratory was in use during mining but is not operational at present. The area has its own electricity generator.

Water for the mine and gold recovery plant is drawn from a well (USW VH-2) in Crater Flat, located about 3.5 miles (5.5 km) east-southeast of the mine. The well was originally drilled by Reynolds Electrical and Engineering Company for the U.S. Department of Energy and completed at a depth of 2,501 feet (762 m). Water was encountered at 1,100 feet (335 m) but subsequently rose to 460 feet (140 m). The former Sterling Mine Joint Venture obtained permission in 1984 to pump water for mine use. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 617 feet (188 m) and operates at a rate of 45 U.S. gallons (170 litres) per minute. Pumping capacity to the mine site is 50 gallons (190 litres) per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones; cellular phone reception is amenable at certain locations on site.

Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

6.0 HISTORY

As stated in the Introduction to this report, past exploration, mining and production on the Sterling property was related to a different deposit from that being explored in the 144 Zone. Therefore, most of the details of past operations are omitted here.

However, some historical background information on the property is relevant. Later in this section, history directly related to the 144 Zone is summarized.

6.1 Prior Ownership of Property

The recent ownership history of the property is summarized as follows.

1970s	Cordilleran Exploration Partnerships
1980 (Jan.1)	Sterling Mine Joint Venture (SMJV) formed, comprising: Saga Exploration Company, E & B Explorations Inc., Derry Michener Booth Venture Number 1, and various Geomex partnerships.
1987 (April 16)	Cathedral Gold Corporation is established by Imperial Metals Corp., and acquires (Sept. 11) 52% interest in SMJV through Abbey Gold Inc., consolidating small ownership interests.
1992 (Oct. 1)	Geomex Development Inc., a wholly owned U.S. subsidiary of Imperial Metals Corporation, acquires 10% interest in SMJV.
1994 (June 3)	Geomex Development Inc. changes its name to Albany Gold Corporation.
1995 (Jan. 31)	Abbey Gold Inc. changes its name to Cathedral Gold U.S. Corporation.
1995 (Mar. 31)	Cathedral Gold U.S. Corporation acquires 38% interest from Saga, to hold a 90% interest in SMJV.
1999 (Dec. 31)	Imperial Metals acquires ownership of Cathedral Gold U.S. Corporation.
2000 (Sept. 30)	Cathedral Gold U.S. Corporation and Albany Gold Corporation merge to form Sterling Gold Mining Corporation.

6.2 Property Exploration and Mining History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine or Bittlecomb shaft (related to later Sterling Mine ore). Gold production before 1940 is unknown.

The modern development of Sterling began in the 1970s with exploration (1973 to 1977) around the original deposit by Cordilleran Explorations Partnership. The holdings were leased to Saga

Exploration Company in 1978. The initial Sterling Mine Joint Venture (SMJV) was formed in 1980, comprising Saga Exploration Company, E & B Explorations Inc. and Derry Michener Booth Venture Number 1, and various Geomex partnerships.

Mining of the Sterling Mine ore body began in late 1980, with Saga as the operator (see Section 6.3 for details). Between 1987 and 1995, Cathedral Gold Corporation accumulated a 90% interest in the property through its U.S. subsidiaries, and took over the operation of the SMJV; the other 10% interest was acquired by a wholly owned U.S. subsidiary of Imperial Metals Corporation in 1992 (see Section 6.1). Mining ended in 1997.

Placer Dome U.S. (PDUS) conducted a joint venture exploration program with Cathedral Gold U.S. in 1996 (see Section 6.4, below).

Imperial Metals Corporation increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral Gold U.S. Corporation from its parent, Cathedral Gold Corporation, by exercising an option agreement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 Zone (see Section 6.4, below), which is the subject of this report.

6.3 Sterling Mine Production

Open pit mining of the Sterling Mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Parameters set by the SMJV partners were aimed at maintaining an average production grade of 0.25 oz/st gold, which effectively kept the underground mining cutoff grade at 0.1 oz/st. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable.

Being oxidized, the Sterling Mine ore was amenable to processing by heap leaching. After mine production ceased, the pad continued to be turned over until October 2001, with additional ore from a low grade stockpile added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out.

Total gold production (1980 through 2000) is 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of material placed on the leach pad in this period is 0.217 oz/st (7.44 g/t). Recoveries have averaged 88%, without milling.

6.4 144 Zone Exploration History

As mineable gold reserves in the main Sterling ore deposit had been exhausted, Imperial Metals embarked on an exploration program in 2000 to find a new ore body (see Section 6.2, above). The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 Zone. Methods and results of this sampling are given under Exploration in Section 10.

Although the surface rock sampling of the 144 Zone did not produce any significant anomalies (see Section 10, Exploration), the area was still a drilling target for Imperial Metals because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral Gold Corporation. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit (see Figs. 4-3, 7-4). The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values (analyses are not documented here because they cannot be verified.) The results were not followed up at the time.

To test the area around hole 89-144, in 2001 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth (about 700 feet [213 m] below the surface). This became the 144 Zone discovery hole, 01-7A.

Total 2001 drilling in the 144 Zone was 8600 feet (2621 m) in 11 holes, and 4828 feet (1472 m) in 6 holes in 2002. Procedures and results are described in Sections 11, 12 and 13.

<u>Placer Dome U.S. Joint Venture Program, 1996-7</u>

Placer Dome U.S. (PDUS) conducted a joint venture exploration program with Cathedral Gold U.S in 1996 (Craig, 1997). Their focus was on the discovery of a gold deposit(s) outside the reserve blocks on the mine property which could meet corporate discovery goals. This amounted to finding a deep deposit of at least 750,000 ounces of gold, <u>beneath</u> the Sterling mine zone.

The PDUS program is relevant to this report because they were investigating a deeper target than the existing mine ore. This was the Carrara Formation limestone, which is mineralized elsewhere on Bare Mountain and was reasoned to be a potential host rock in the Sterling area as well. Three PDUS diamond (core) holes were drilled from the underground workings, and intersected the target stratigraphy, but they did not reveal significant gold mineralization. None of these holes encroached on the present outline of the 144 Zone.

PDUS were implementing an exploration model which generally conforms with the setting of 144 Zone mineralization, although they did not drill in the Reudy fault area, where the discovery was eventually made by Imperial Metals. The joint venture agreement was terminated in 1997.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Sterling is fairly typical of a large number of similar deposits that occur in the western U.S., particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada (Fig. 4-1), which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

7.2 Local Geology

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks (Figs. 7-1, 7-2). Ductile deformation, including overturned folding and thrusts, occurred in the Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

7.3 Property Geology

The geology of the Sterling property is summarized in Fig. 7-3. The more local setting of mineralization is illustrated in a simplified map and cross section (Figs. 7-4, 7-5).


Beatty
Bullfrog
Fluorspar Canyon detachment
Secret Pass
fault
Mother Lode
Saturday Night
Daisy West
Daisy South
BARE MOUNTAIN
CRATER FLAT
AMARGOSA DESERT
Reward
Gold Ace
Goldspar
thrust
Sterling
Nopah
fault
STERLING
LEGEND
VOLCANICS
Miocene tuff, flows
CARBONATES (mainly)
Cambrian–Mississippian
Bonanza King to
Eleana Formation
SILICICLASTICS
Upper Proterozoic–Lower Cambrian
Stirling Quartzite, Wood Canyon Fm.,
Zabriskie Quartzite, Carrara Fm.
Main faults
Contact
Limit of surficial deposits
Main gold deposits
0 1 2 MILES
0 1 2 3 km

Fig. 7-1: Simplified geology and structure of Bare Mountain based on USGS Map I-2200 (Monsen et al., 1992), showing Sterling and other mineral deposits. In eastern Bare Mountain, the 144 Zone mineralization at Sterling is in Cambrian carbonate rocks in the structurally lowest block, beneath the Sterling thrust sheet.


MISSISSIPPIAN & UPPER DEVONIAN?
DEVONIAN
SILURIAN
ORDOVICIAN
CAMBRIAN
UPPER PROTEROZOIC –LOWER CAMBRIAN
UPPER PROTEROZOIC
VERTICAL SCALE
500 METRES
2000 FEET
1000
0
0
Eleana Formation (3200 ft)
Rocks of Tarantula Canyon (300 ft)
Lone Mountain Dolomite (1600 ft)
Roberts Mountains Formation (650 ft)
Ely Springs Dolomite (417 ft)
Eureka Quartzite (360 ft)
Antelope Valley Fm. (673 ft)
Ninemile Fm. (279 ft)
Goodwin Limestone (443 ft)
Pogonip Group (1395 ft)
Smoky Mem. (1000 ft)
Halfpint Mem. (607 ft)
Dunderberg Mem. (98 ft)
Nopah Formation (1705 ft)
Upper (600 ft)
Lower (1296 ft)
Banded Mountain Member (1896 ft)
144 Zone
Papoose Lake Member (1903 ft)
Bonanza King Formation (3800 ft)
Upper (656 ft)
Middle (204 ft)
Lower (285 ft)
Carrara Formation (1145 ft)
Zabriskie Formation (1140 ft)
Wood Canyon Formation (3770 ft)
Stirling Quartzite (> 1927 ft)

Fig. 7-2: Stratigraphic column for eastern Bare Mountain (pre-Tertiary), including the Sterling property (thicknesses based on USGS Map I-2201, Monsen et al., 1992).


116°38'W
36°50'N
O
Op
Op
Єn
Єn
Єn
Єn
Q
Єb
ЄZw
ЄZw
Єb
Єn
Op
Q
Heap Leach pad
Burro Fault
ЄZw
144
Zone
Єc
Єc
Zs
Єn
Єc
Єz
Єz
Q
CRATER
FLAT
ЄZw
ЄZw
Єn
Sterling thrust
Zs
Q
Єb
Property outline
Єb
Q
Zs
Scale
0
1 mile
0
1 kilometre
Fault
Thrust
Imperial Metals Corp.
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 7-3 (a): Sterling property - Geology. Simplified geological map based on Imperial Metals mapping and USGS Map I-2201, Monsen et al. (1992). Accompanying legend in Fig. 7-3 (b). Map shows property boundary, location of heap leach pad and open pits, for reference. Fig. 7-4 is an enlargement around the 144 Zone.

LEGEND

QUATERNARY

Q	*Alluvial gravels and colluvium.*

TERTIARY

	Miocene quartz latite dike, porphyritic (K-feldspar, quartz, plagioclase, biotite).

PALEOZOIC

ORDOVICIAN

O	*Undivided Eureka Quartzite and Ely Springs Dolomite.*

POGONIP GROUP

Op	*Undivided Goodwin Limestone, Ninemile Fm. and Antelope Valley Fm. Limestone, silty limestone.*

CAMBRIAN

NOPAH FORMATION

Ꞓn	*Undivided Dunderberg, Halfpint and Smoky members. Pale to dark grey dolostone, with chert locally, shaly/slaty siltstone.*

BONANZA KING FORMATION

Ꞓb	*Undivided Banded Mountain (younger) and Papoose Lake members. Pale to dark grey bedded dolostone, with silty/sandy interbeds in lower parts.*

CARRARA FORMATION

Ꞓc	*Undivided. Lower part: calcareous phyllite, quartzite & limestone; Middle part: grey limestone; Upper part: calcareous sandstone, limestone & silty limestone.*

ZABRISKIE FORMATION

Ꞓz	*Very resistant, thickly bedded, reddish quartzite.*

UPPER PROTEROZOIC

UPPER PROTEROZOIC - CAMBRIAN

WOOD CANYON FORMATION

ꞒZw	*Mainly grey-green siltstone, micaceous sandstone, and quartzite and pebbly quartzite. Locally interbeds of dolostone or limestone, some substantial.*

UPPER PROTEROZOIC

STIRLING QUARTZITE

Zs	*Dominantly quartzite, micaceous quartzite/sandstone, with minor siltstone interbeds. Minor units of limestone, dolostone, quartz-pebble conglomerate.*

Fig. 7-3(b): Sterling property - Geology. Legend to accompany Fig. 7-3(a), based on USGS Map I-2201, Monsen et al. (1992).


N
Fig. 7-5
cross section
50°
Burro
fault
thrust
Sterling
fault
Nopah
fault
Reudy
144 Zone
Scale
0
500
1000 feet
0
300 metres
LEGEND
Fault
Thrust
Nopah Formation
Bonanza King Fm. (thrust footwall)
Wood Canyon / Stirling Quartzite
(Sterling thrust sheet)
Dike
Main mined out ore zones
(Signed by) C.J. Rees, P.Geo.

Fig. 7-4: Map showing basic surface geology and structure around the 144 Zone, and its location relative to the Sterling mine deposit, now mined out. Main ore zones of the latter are projected from Sterling thrust or Burro fault at depth to surface (see cross section Fig. 7-5). 144 Zone is described in Section 9.


NW
SE
Burro
fault
Sterling
mine ore
Reudy
fault
Sterling thrust
144
Zone
Elevation, metres a.s.l.
Elevation, feet a.s.l.
1400
1200
1000
800
600
4500
4000
3500
3000
2500
2000
LEGEND
Scale
0
1000 feet
0
300 metres
Wood Canyon Fm.,
Stirling Quartzite
Bonanza King Fm.
dolostone
Carrara Fm.
limestone
Imperial Metals
Corporation
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 7-5: Simplified cross section through main part of Sterling (see Fig. 7-4 for location), showing main mined-out ore zone immediately below Sterling thrust sheet. The 144 Zone is southeast of mine and slightly deeper, and is associated with the Reudy fault and the Bonanza King-Carrara formations contact. Apparent dip of this contact is uncertain - it may be steeper or shallower, to NW or SE. Dike(s) are omitted for clarity.

Layered rocks

From oldest to youngest, stratified rock units on the property range from the Upper Proterozoic to Ordovician part of the stratigraphic section in Fig. 7-2. The host rocks of the 144 Zone mineralization span the bottom of the Bonanza King Formation and the top of the Carrara Formation.

Stirling Quartzite (Upper Proterozoic). At least 1927 feet (587 m) thick.
Dominantly quartzite, micaceous quartzite, interbedded siltstone, dolostone; minor units of limestone, dolostone, siltstone, phyllite, quartz-pebble conglomerate.

Wood Canyon Formation (Upper Proterozoic to Lower Cambrian). 3770 feet (1149 m) thick.
Dominantly micaceous quartzite, quartzite and siltstone, with sparse interbeds of dolostone or limestone; also more substantial intervals of dolostone, limestone; minor pebbly quartzite and quartz-pebble conglomerate.

Zabriskie Formation (Cambrian). 1140 feet (347 m) thick.
Very resistant, thick-bedded, reddish quartzite.

Carrara Formation (Cambrian). 1145 feet (349 m) thick.
Upper: Laminated silty limestone, limestone/marble, calcareous siltstone/sandstone.
Middle: Thickly bedded, dark grey limestone.
Lower: Thinly interbedded phyllite, micaceous quartzite and limestone.

Bonanza King Formation (Cambrian). 3800 feet (1158 m) thick.
Banded Mountain Member (younger): Upper: Resistant, thickly bedded dolostone (top - mid-grey; middle - pale grey; lower - dark grey). Lower: Distinctive, pale/dark grey striped dolostone.
Papoose Lake Member (older): Resistant, pale to dark grey dolostone and limestone with tan, silty/sandy interbeds.

Nopah Formation (Cambrian). 1706 feet (520 m) thick.
Smoky Member (youngest): Resistant, very pale grey dolostone, with sugary texture.
Halfpint Member: Resistant, mainly mid- to dark grey bedded dolostone with locally abundant black chert nodules and lenses.
Dunderberg Shale Member (oldest): Recessive, dark brown, platy, silty shale/slate with subordinate, thin lenses of grey limestone.

Pogonip Group (Ordovician). 1395 feet (425 m) thick.
Antelope Valley Formation (youngest): Limestone, silty limestone, minor siltstone.
Ninemile Formation: Thinly interbedded siltstone, silty limestone or dolostone.
Goodwin Limestone (oldest): Recessive, grey limestone, silty limestone with minor chert.

Intrusive rocks

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 Zone (Fig. 7-4; see also Section 9, Mineralization).

Structures

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units (Figs. 7-3, 7-4, 7-5). The mined-out Sterling ore deposit occurs at this thrust contact. The Burro normal fault (Fig. 7-3) is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 400 feet (122 m). The Tertiary Reudy normal fault (Fig. 7-4, 7-5) is a key element of the 144 Zone. This, along with the host stratigraphy and minor structures relevant to the 144 Zone geological setting, is described in more detail in Section 9 under Mineralization.

8.0 DEPOSIT TYPES

8.1 General Characteristics

The 144 Zone mineralization is similar to many sediment-hosted disseminated gold, or Carlin-type, deposits in the Great Basin in Nevada (similarly, the mine ore at Sterling). The characteristics of this type of epigenetic deposit are a calcareous host rock, and micron-size gold and very fine grained pyrite or arsenical pyrite disseminated in altered carbonates or hydrothermal breccias. Alteration is dominated by decalcification/decarbonatization (carbonate removal), silicification and argillization, and there is commonly an oxidation overprint. These systems are generally very deficient in base metals; gold:silver ratios are typically high but variable.

This deposit type shows a strong correlation with high-angle faults and fault intersections, and locally antiformal hinge zones. Igneous rocks are present in many deposits, but dikes are likely to intrude along the same structural weaknesses that are utilized by hydrothermal solutions, so their association with mineralization does not necessarily prove a genetic relationship.

There is a spectrum of deposit types within this general category from the usually larger tonnage and lower grade, strata-controlled deposits, to more compact and structure-controlled systems like Meikle and Deep Star (see Teal and Jackson (1997) for a review).

One major difference between Sterling and other deposits is that it is much younger, less than about 13 million years, than the majority which are generally at least 35 to 40 million years old.

8.2 Genetic Models

There is a clear spatial and temporal relationship between these gold deposits and Basin and Range crustal extension and high geothermal gradients in the Tertiary. Deeply rooted extensional faults are the principal hydrothermal conduits. Genetic models discuss the relative importance of magmatic volatiles as the source, probably derived from deeper porphyry intrusions, *versus* deeply circulating meteoric fluids which were geothermally heated and enriched with precious metals leached from the sedimentary pile.

In the larger systems, hydrothermal activity probably extended over a lengthy period in which several pulses of fluids invaded the rocks. Mineralization tends to occur at structurally or stratigraphically controlled sites of fluid entrapment or permeability contrast. Early stage 'ground preparation' or enhanced permeability in the form of carbonate removal (with or without solution collapse brecciation) is considered requisite for significant mineralization. This is usually best developed in impure or silty limestone or dolostone rather than in pure, massive carbonates.

Gold is transported in bisulfide complexes, and may be precipitated due to cooling or mixing of mineral solutions with groundwater, or fluid-rock reactions, or as a result of pressure reduction when fluids enter porous collapse breccias or open fractures. Availability of reactive iron is important for the production of pyrite (sulfidation) with which gold is strongly associated; thus, silty lithologies are common hosts. Gold may also be encapsulated in silica or jasperoid, or adsorbed onto clay minerals in alteration assemblages.

8.3 144 Zone Model

Based on its presently known features, described in the following section (9.0, Mineralization), the 144 Zone is associated with a sequence of silty dolostone and limestone near a high-angle fault, the Reudy fault, and a dike. The working hypothesis is that hydrothermal solutions responsible for alteration and gold mineralization preferentially followed dilational or otherwise permeable pathways in this structural-stratigraphic setting, during or soon after the dike intrusion event. Very high grade gold is present in some hydrothermal breccias and in fault or gouge zones, at least on the west side of the Reudy fault (the east side has not yet been drilled effectively).

The geometry of these key geological elements has been reconstructed from the drill data. This reveals that lithological contact zones and related intersections and structural domains are related to significant gold mineralization, and these are obvious targets to focus further exploration. Any or all of these features could represent important gold feeders, to one degree or another. The strategy is to find the most prospective of these potential hydrothermal controls through step-out drilling, which will involve testing a variety of depths and possibly deeper stratigraphic horizons, as well as map locations. The presumed feeders may converge laterally or at depth, strengthening mineralization. To date, no very deep holes have been drilled.

The discovery of more, high grade gold zones will help to move the project forward to an underground exploration program, which should provide grade definition enabling resource evaluation.

Structurally-controlled, breccia-hosted deposits which may serve as useful analogues for the 144 Zone are Barrick's Meikle mine, or Meridian Gold's Storm (Rossi) deposit, both in northern Nevada.

9.0 MINERALIZATION

9.1 144 Zone Delineation

The present outline of the 144 Zone mineralization is indicated by the 23 holes drilled in 2001 and 2002 by Imperial Metals, shown in Fig. 11-1. Comments on geometry and dimensions are given later, in Section 9.6, after a description of the mineralization.

The only prior drill hole to reach the depth of mineralization, 89-144, is also considered part of the 144 Zone (the original exploration target was named after this hole, becoming the '144 Zone'), although the gold analyses have not been incorporated in the assessment of mineralization because of concerns about reliability (for example, there is no record of quality control or security, and virtually no samples were analyzed off-site by an accredited assay laboratory).

9.2 Host Stratigraphy in the 144 Zone

Significant mineralization occurs in

- Gouge or breccia in the Reudy fault zone and locally along the dike margin,
- Adjacent to the fault (on both sides) in silty dolostone/dolostone, and to a lesser degree in underlying silty limestone/limestone,
- In hydrothermal breccias derived from these lithologies.

Regionally, the Bonanza King Formation is dolomitic and the older Carrara Formation is calcareous, so the dolostone-limestone lithology change is taken to mark the boundary between the two formations (assuming the carbonate type is diagnostic).

Silty subunits occur throughout the lower Bonanza King Formation in the 144 Zone, and usually contain anomalous to strongly anomalous gold. However, the strongest values typically occur in the deepest silty section(s) in the formation, which is immediately above the limestone (Carrara) contact. Therefore, this contact is regarded as an important factor influencing the location of mineralization (more on this contact below under Structure, Section 9.3).

9.3 Structure

Reudy fault

The fault has been identified in several drill holes in the database. From these locations, a best fit fault plane has been computed, at 027°/69°E. From this and other, historical drilling on the property, the Reudy is an east-side-down normal fault, with a vertical separation ranging from about 250 feet (76 m) in the 144 Zone area, to at least 400 feet (122 m) farther south, nearer the property boundary. The fault probably has a strike-slip component to its net displacement, but the actual slip vector of the fault has not yet been determined.

In projecting the Reudy fault plane in the database model, it is apparent that almost all the significant mineralization so far intersected in the 144 Zone lies on the western, footwall side of the Reudy fault. It is also apparent that comparatively little drilling has been done on the eastern, hanging-wall side.

The Reudy fault may or may not be the principal feeder in the 144 Zone. It is not mineralized everywhere it is intersected. However, it is the most important structure so far identified in the area, and may have exerted some control on dike intrusion and the hydrothermal plumbing at greater depth.

Bedding

The bedding attitude of the 144 Zone host stratigraphy is not well known because it is completely obscured by Stirling Quartzite of the overlying Sterling thrust sheet. Bedding core angles from drill core in the 144 Zone generally range from about 30° to 70°, with a majority between 50° and 70°. This indicates a true dip of the strata (assuming statistically vertical holes) of 20° to 40°.

The strike is more difficult to determine (no oriented core was produced). The best marker horizon to determine this is the dolostone-limestone contact. Preliminary computer modelling of this contact from drilling in the area indicates that it has an orientation of 331°/27°NE. This conforms well with the observed core angles.

9.4 Mineralization and Alteration

As mentioned under Section 9.2, 144 Zone mineralization is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extending somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike (see Fig. 11-2). Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact.

Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Stratabound mineralization

This refers to (usually) brecciated silty dolostone in the lowest 100 feet (30 m) or so of the Bonanza King Formation, above the dolostone-limestone contact. The description that follows would probably be applicable for all drill holes except 02-18 (see next sub-section).

Unaltered strata comprise (dark-) grey, fine-grained dolostone with tan-brown wispy laminae of siltstone or dolomitic siltstone. These rocks are generally only anomalous or elevated in gold.

Superimposed brecciation ranges from weak to intense. In the less developed breccias, silty layers or laminae are dismembered and disrupted but 'fragments' do not display transportation textures like rounding. The interpretation is that sudden drops in confining pressure, probably

due to faulting, caused rapid expansion of intergranular fluid, causing the primary layering to disintegrate (C. Kuehn [consultant], personal communication). A minor amount of *in situ* slumping or jostling could render the rock 'brecciated'. The dolomitic matrix is weakly to locally strongly silicified, indicating subsequent infiltration by solutions. Red-brown colouration in many examples suggests the introduction of fine sulfide (later oxidized) but in general gold grades are comparatively low.

In more advanced cases, or in rocks where this process happened repeatedly, fracture/microfracture-induced permeability allowed more hydrothermal fluid access and more carbonate dissolution, with the formation of substantial open space and channel-ways. In these situations, clast- or matrix supported breccias accumulated by erosion and transportation or settling of loose material. Some breccias are quite heterolithic, although clasts are still generally angular so they are probably not distally derived. Locally, matrix-rich portions show internal laminations indicating settling of cavern sediment in voids or between coarser fragments. Other 'matrix' may actually be fine-grained replacement as opposed to sediment.

These better developed hydrothermal breccias tend to show the strongest alteration in the form of vuggy, dark grey (almost black) to reddish-brown silica replacement of the matrix, accompanied by aphanitic, oxidized sulfide, ferroan carbonate and hematite. Clay-alteration of minor argillic components is represented by spotty kaolinite. Locally, silty fragments are finely pitted from decalcification.

All varieties of breccias may contain post-breccia fractures, vugs, and rubble or clay gouge zones. These represent younger fracturing/corrosion and fluid infiltration, and they commonly have coatings or fillings of iron oxide after pyrite or marcasite, and possibly fine drusy quartz. These particularly broken intervals tend to contain higher gold values than bounding intervals, up to *ca.* 2 oz/st (68 g/t), although it is not yet known at which stage in their formation the most significant sulfidation and/or gold mineralization took place.

Non-silty dolostone sections, mostly higher up in the Bonanza King, are also strongly (micro-) fractured locally, and may be bleached, but these rocks are generally healed by calcite veinlets, which limited permeability and inhibited silica alteration and mineralization. Gold values are correspondingly much lower than in the siltier units.

Visible pyrite is not common. Most evidence of sulfide is in the form of limonitic pyrite or limonite, and lesser hematite and goethite, on fracture and microfracture surfaces. The siliceous breccia matrix may contain extremely fine-grained pyrite. Overall, the 144 Zone is within the range of oxidation.

Very similar hydrothermal breccias occur in limestone and silty limestone below the dolostone-limestone contact, but (1) they are generally much thinner (less than 1 or 2 feet, or 0.5 m) and have sharply defined contacts with limestone, (2) gold grade is low or merely elevated, and (3) the adjacent limestone is markedly unaltered and unmineralized. The overall impression is that fracture-related permeability and consequent alteration and mineralization was much less developed below the main lithological contact. In some drill holes, however, mineralized hydrothermal breccia bodies do appear to cut down from the dolostone above into the limestone below the projected contact between them.

Fault - Dike Mineralization

The gold-enriched rock intersected in hole 02-18 differs from the typical style of mineralization as described above, although some hydrothermally altered silty dolostone does occur. Hole 02-18 appears to have been drilled near the western margin of a steeply west-dipping quartz latite porphyry dike, close to the intersection between the dike and the Reudy fault. The core is very broken, with many rubble intervals mixed with grey or red-brown clay. Except in the interior of the dike body, dike material is intensely argillically-altered to red or creamy-pink kaolinite-rich clay, indicating flooding by an acidic fluid. The strongest mineralization, 1 and 2 oz/st gold (34 and 68 g/t), is in fault-gouge contact zones between dike and siliceous breccia derived from silty dolostone.

Mineralization in the Reudy Fault

The Reudy fault was intersected in about 80% of the drill holes in the 144 Zone. In most cases this occurred well above the depth of mineralization, and while the fault is usually marked by several feet of tectonic microbreccia, there is typically only minor enrichment of gold above background values for Bonanza King dolostone at these shallower depths.

Gold mineralization is much stronger in and around the Reudy fault zone where it is encountered at deeper levels, in hole 01-7A (about 640 feet, see Table 11.1 in Section 11, Drilling) and in hole 02-18 (see preceding sub-section).

9.5 Age of Mineralization

The main mineralization and alteration at Sterling and adjacent properties (see Section 15) affects the quartz latite dikes, so it is presumed to post-date the 13.9 million-years age of dike emplacement. Castor (1997) proposed an age slightly younger than 12.9 million years based on the dating of Miocene alteration and volcanics in the immediate area. The temporal coincidence of gold mineralization with mid-Miocene igneous activity suggests a genetic relationship as well, although whether magmas provided the fluids and metal enrichment as well as the heat to drive the hydrothermal system is a debatable question, as it is in many Carlin-type deposits of the Great Basin.

9.6 Geometry and Dimensions of Mineralization

In general, mineralization indicative of hydrothermal activity related to the 144 Zone occurs over an area about 500 feet (152 m) by about 250 feet (76 m). Significant gold values are seen at depths of between about 700 and 800 feet (213 to 244 m). These dimensions will likely change as more drilling is done outside the present limits, and presumed structural and stratigraphic controls are followed laterally and vertically.

The relationship between drilled thickness and true thickness of mineralization is difficult to characterize, because of the potentially discordant nature of hydrothermal breccia bodies, patterns of replacement, and the vagaries of structural controls. In so far as mineralization might be strata-controlled, the true thickness of mineralization would be about 90% of its drilled thickness, based on the estimated dip of the bedding (27°) and assuming a vertical drill hole.

9.7 Summary Comments and Interpretation

- The 144 Zone is spatially associated with, but not necessarily restricted to, the Reudy fault and a porphyry dike. The dike is oblique to the fault, and does not appear to be offset.

- Mineralization and alteration are strongest in silty dolostones around the base of the Bonanza King Formation. Hydrothermal breccias are thicker and better developed here than in any other part of the formation or the underlying Carrara Formation (to the extent known).

- The fault extends north from the 144 Zone for at least 3000 feet (915 m) and south for about 1700 feet (518 m), although it has not been tested for these distances. The host stratigraphy intersects the fault plane, and the dike contact, with a gentle to moderate northerly apparent dip. Mineralization is younger than the fault.

The working hypothesis is that during post-dike extensional deformation, the (silty) dolostone immediately above the limestone fractured more readily than the limestone, which was rheologically 'softer', producing open space and allowing infiltration by hydrothermal fluids. The source and main conduit for the fluids from depth is not known.

In this environment, there was more opportunity for decarbonatization, fluid-rock reaction and possibly groundwater fluid mixing in the silty dolostones. The formation of hydrothermal breccias was followed or accompanied by silicification and probably early stage gold mineralization, with sulfidation promoted by iron made available from the breakdown of siltstone components. Subsequent fracturing within or along the margins of breccias may have introduced more pulses of gold-bearing solutions. Shearing along the dike margin(s) and possibly minor reactivation of the Reudy fault created other dilational domains, leading to other sites of alteration and mineralization.

The strategy for exploration is to target the dolostone-limestone contact, especially where it intersects the Reudy fault zone and the dike contact to the north and south. A geophysics program is being planned, namely an Audio-frequency Magneto-Telluric (AMT) survey, which potentially will detect this important contact, perhaps along with significant breccia bodies and clay-alteration zones along structural-stratigraphic intersections.

10.0 EXPLORATION

Exploration Surveys

There are currently no airborne or surface geophysical or surface-grid geochemical survey data to report that pertain to the 144 Zone.

Geochemical Sampling

Some surface prospecting samples were taken by one of the authors of this report in 2000 and 2001 along a traverse of the Reudy fault above the 144 Zone. Sample preparation was done by ALS Chemex . Each sample was crushed, and a 200-gram split was pulverized to -150 mesh using a chrome steel mill. These pulps were then transferred to Chemex's laboratory in Vancouver, B.C. for gold analysis by fire assay, with a detection limit of 5 ppb.

Seventeen rock samples (14 Stirling Quartzite, 3 dike) were taken from this small area and analyzed for gold and a 34-element geochemical suite by ICP. This was not grid sampling, but a collection of select grab samples, most displaying microbrecciation and/or strong iron oxide alteration. The highest gold values were 95 and 70 ppb, in quartzite or sandstone. The best dike sample was 15 ppb, which also had the highest arsenic value at 1170 ppm. Nine samples were below the gold detection limit. Although some samples were anomalous, the overall low gold values suggest there was limited leakage of hydrothermal solutions to the surface from the 144 Zone mineralization at depth.

Down-hole Photography

A down-hole photographic survey was done in 2001 in the 144 Zone, by Colog of Fontana, California. The survey was done on holes 01-9, 10, 12, 14, 16 and 17. This procedure provides a video and still photographic record of the drill hole wall, calibrated for depth. The technique also provides a computed estimate of the true orientation of planar intersections such as bedding, fractures and veins with the drill hole.

Some preliminary analysis of the data has been done, but no clear results have emerged. As far as providing useful orientation information for structure and stratigraphy, the photographic survey has been superseded by 2002 drill core data.

Drilling

Apart from the data described above, all relevant exploration on the 144 Zone is covered by the 2001 and 2002 drilling programs, described in the following sections. Gold analysis by fire assay was done in both years for the most important segments of the drill holes. Multi-element geochemical analysis was done in the 2001 program only.

11.0 DRILLING

11.1 Introduction

As explained previously in this report, only drilling specifically targeting the 144 Zone is described in detail here. This exploration was carried out in three stages in 2001 (between April and July), and one program in July and August of 2002. The drill plan is shown in Fig. 11-1.

11.2 2001 Drilling implementation

General

Reverse circulation drilling was utilized for this program, carried out by Lang Exploratory Drilling of Elko, Nevada, a division of Boart Longyear. Eleven holes were drilled in 2001 in the 144 Zone, totalling 8600 feet (2621 m). (Hole 01-7 was abandoned early, and twinned by 01-7A.) The results and interpretations are summarized in Table 11-1 in Section 11.3.

A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. 'Wet' drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with 'Abandonite' and capped with cement, according to BLM regulations. Holes 01-10 and 15 were left with 20-feet of casing; casing was pulled in all the other holes according to the drillers' records.

Surveys

Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 50-feet intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

11.3 2001 Drilling Results and Interpretation

Success in the 2001 drilling program was experienced early, with the discovery of the 144 Zone with hole 01-7A, which was followed up by hole 01-9 (see summary Table 11-1, below). [Hole 01-8 was drilled in a completely different area.] After that, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 300 feet east of the then known zone. The latter holes were disappointing (only 01-10 is included in Table 1-1). Subsequent holes were drilled closer in.

Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).


01-15
89-144
N
Reudy fault
Section line
69°
01-14
01-13
01-11
02-22
02-23
01-9
01-7A
02-21
02-18
02-20
01-16
01-17
01-12
02-19
01-10
Section line
Scale
0 25 50 100 150 feet
0 25 50 metres
Dike
02-23
Drill hole with position of main zone
Imperial Metals Corporation
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 11-1: Drill hole plan of 144 Zone, showing all drilling in 2001 and 2002 (16 holes), plus hole 89-144 (see text). Also shown is the Reudy fault surface trace (projected), and quartz latite porphyry dike. Surface geology is all Stirling Quartzite (except dike). Location of long- and cross sections shown (Figs. 11-2 and 11-3).

Table 11-1

Summary of 2001 Drilling Results

Hole 01-7A	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*G/t*
	685 – 795	**208.8 – 242.3**	**110**	**33.6**	**0.154**	**5.28**
including	765 – 785	233.2 – 239.3	20	6.1	0.316	10.83
including	770 – 780	234.7 – 237.7	10	3.0	0.415	14.25

Hole 01-9	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	730 – 775	**222.5 – 236.2**	**45**	**13.7**	**0.57**	**19.54**
including	730 – 750	222.5 – 228.6	20	6.1	1.03	35.3
including	730 – 740	222.5 – 225.6	10	3.0	1.71	58.62

Hole 01-10	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	825 – 855	**251.5 – 260.6**	**30**	**9.1**	**0.08**	**2.71**
including	825 – 835	251.5 – 254.5	10	3.0	0.11	3.91

Hole 01-13	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	710 – 755	**216.4 – 230.1**	**45**	**13.7**	**0.056**	**1.92**

Hole 01-14	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	640 – 680	**195.1 – 207.3**	**40**	**12.2**	**0.056**	**1.92**

Interpretation

Based on assay results and logging of chips, the 144 Zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions.

11.4 2002 Drilling implementation

General

Six holes were drilled in the Summer 2002 program, totaling 4828 feet (1472 m). All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs.

The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a 4-day break, it was completed in one phase.

Surveys

Prior to drilling, the hole collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with 'Abandonite' and capped with cement, according to BLM regulations.

11.5 2002 Drilling Results and Interpretation

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all six holes, 02-18 through 23 (Fig. 11-1). At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. The main assay results are summarized in Table 11-2.

Table 11-2

Summary of 2002 Drilling Results

Hole 02-18	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	633.0 – 762.0	**193.0 – 232.3**	**129.0**	**39.3**	**0.20**	**6.86**
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
including	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
including	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
including	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
and	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

Hole 02-19	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	669.0 – 794.0	**203.9 – 242.0**	**125.0**	**38.1**	**0.13**	**4.40**
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
including	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
including	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
and	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
including	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
and	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
including	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
and	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78

Hole 02-20	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	675.5 – 757.2	**205.9 – 230.8**	**81.7**	**24.9**	**0.08**	**2.74**
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
and	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
including	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
including	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
including	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
and	**778.2 – 784.8**	**237.2 – 239.2**	**6.6**	**2.0**	**0.15**	**5.14**

Hole 02-21	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	693.0 – 740.5	**211.3 – 225.8**	**47.5**	**14.5**	**0.51**	**17.56**
including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
including	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03

Hole 02-22	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	730.0 – 757.0	**222.5 – 230.7**	**27.0**	**8.2**	**0.08**	**2.74**
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
and	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46

Hole 02-23	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/st*	*g/t*
	717.8 – 749.7	**218.8 – 228.5**	**31.9**	**9.7**	**0.13**	**4.46**
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
and	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
including	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

Interpretation

A geological cross section (Fig. 11-2) through the centre of the 144 Zone incorporates three 2002 holes plus holes 7A and 9 from the 2001 program (Fig. 11-1). The section is normal to the Reudy fault. The east margin of the dike was not penetrated: its thickness is tentative and is based



NW
SE
02-23
01-09
02-21
02-22
02-18
4000 feet
surface
Reudy fault
Sterling thrust
01-07A
Sterling thrust
3900
3800
3700
3600
3500
3400
3300
3200
3100
3000
4000
LEGEND
Hydrothermal breccia
Dike
Dolostone
Silty dolostone
Limestone
Stirling Quartzite
Detail of drill intercepts
0.13
31.9'
0.51
47.5'
0.57
45'
0.08
27'
0.4
56.5'
0.15
110'
oz/st
interval in feet
Scale
0
100
200
300 feet
0
50
100 m
Imperial Metals Corporation
October 2002
(Signed by)
C.J. Rees, P.Geo.

Fig. 11-2: Vertical cross section through centre of 144 Zone (see Fig. 11-1 for location). Dolostone and silty dolostone are Bonanza King Fm., limestone is Carrara Fm. All relevant drill holes for this section are shown. Dashed contacts are more interpretive, especially southeast of the dike.

mainly on the projection of its surface outcrop. The dolostone-limestone contact east of the Reudy fault is only approximate.

The basic geology in this cross section is probably representative of the 144 Zone as presently understood, except in terms of the development of hydrothermal breccia which is expected to vary spatially in thickness and shape due to more local controls. Note that the depth of a given contact will change out of the plane of section (cf. long section in Fig. 11-3).

A long section through the 144 Zone is shown in Fig. 11-3. This is a condensed composite of all drill holes except 01-12, projected onto one vertical plane parallel to the strike of the Reudy fault. The Sterling thrust on the west side of the Reudy fault has also been projected.

The main purpose of this long section is to show the depth of mineralization and its association with the (silty) dolostone-limestone contact. This was discussed in Section 9 under Mineralization. The section suggests that the 144 Zone might be traced by drilling deeper to the north, and that hole 89-144 did not go deep enough to test the ground in that direction. The southern extension of the 144 Zone (south of 02-19) is also basically not drilled. The thin zone in hole 01-10 is where the hole crosses the Reudy fault plane.


SW
NE
surface
4000
3900
3800
3700
3600
3500
3400
3300
3200
3100
3000
Sterling thrust (approx.)
dolostone
silty dolostone
(silty) limestone
01-10
01-16
02-19
02-20
01-17
02-21
02-23
02-18
01-09
02-22
01-7A
01-14
01-11
01-13
01-15
89-144
Scale
0
100
200
300 feet
0
50
100 m
Imperial Metals Corporation
October 2002
(Signed by) C.J. Rees, P.Geo.

Fig. 11-3: Composite, vertical long section through centre of 144 Zone (see Fig. 11-1 for location). All relevant drill holes are shown except 01-12, plus hole 89-144. All holes intersect mineralization (heavy lines) on west side of Reudy fault (cf. cross section, Fig. 11-2), except holes 01-11 and 13. Dolostone-limestone contact line is an approximate, average location of this plane (actual position varies with 'depth of view'). Main objective is to show how main zones of mineralization coincide with this contact zone. Dolostone is Bonanza King Fm., limestone is Carrara Fm.

12.0 SAMPLING METHOD AND APPROACH

12.1 2001 Reverse Circulation Program

Procedure at drill site

For each of the eleven reverse circulation holes drilled in 2001, drill cuttings for assay/geochemical analysis were collected at 5 feet intervals consistently throughout the program. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 25 or 50 feet of consecutive samples, and the sack taped closed.

One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay (see next Section, 13.0, for details).

Drill cuttings for logging purposes were collected from the overflow outlet at the splitter in plastic trays by the mine geologist, who oversaw the whole operation at the drill site throughout the program.

All the holes in this program had to drill through hundreds of feet of Stirling Quartzite or dike in the upper plate of the Sterling thrust before entering potentially mineralized carbonate rocks below the thrust. In this material, drill cuttings for logging were collected in 5-feet intervals as usual. However, in some holes the cuttings collected at the Johnson splitter were composited into 20-feet samples instead of 5-feet samples, and were generally not submitted for analysis except for the last few intervals of quartzite immediately above the Sterling thrust contact with Bonanza King dolostone.

Quality Control

To assess the quality of outside laboratory procedures and reproducibility of results, blank and duplicate samples were inserted into the suites submitted to the outside laboratory (Bondar Clegg – see next section under Analyses). In general, one blank and one duplicate were run for each 100 feet (20 samples) of drill cuttings.

BLANKS. A regular sample would be removed from a drill suite, and renumbered with a fictitious number corresponding to a non-existent depth interval greater than the ultimate length of that hole (unknown to the laboratory). In its place, a correctly numbered blank sample was inserted. Material for blanks was obtained from past drill holes, known (from fire assay) to contain gold values below the detection limit. When the fire assay results were received, the blank's value would be replaced with the proper result for that interval before being inserted into drill logs or the data system.

DUPLICATES. Material for duplicates was obtained from the alternate suite(*) of drill cuttings retained on site. As in the case of blanks, these samples were given fictitious numbers, avoiding any source of confusion or error with the regular suite. They were not inserted into the regular suite (like, perforce, the blanks), but were simply added to the true 'length'.

(*)Because security was not rigorous for this alternate suite of samples used for duplicates, the results are just used for internal guidance of quality control, and have not been averaged with the corresponding results from the regular, secure suite of samples.

RESULTS. There are no problems or issues to report with respect to the quality control results in the 2001 program. Blank samples, in particular, were returned with uniformly low gold values.

12.2 2002 Reverse Circulation–Diamond Drill Program

Procedure at drill site

In the RC-drilled pre-collar portion of the program, drill cuttings were generally composited into 20-feet samples. The exception was hole 02-23 where the intervals were 'reduced' to 5-feet samples from 400 feet down hole to the beginning of coring at 650 feet. [This was done because it was suspected that mineralization might start higher in this hole than the others.] In all cases, the cuttings were collected using the Johnson splitter in the same way as in the 2001 RC program, as described in detail in Section 12.1 above.

Procedure at core trailer

Drill core was photographed and the geotechnical logging was done before geological logging and sampling was begun. The geotechnical logging recorded recovery, RQD (Rock Quality Designation) and fracture density. After the sample intervals were marked out, and the core was geologically logged, it was sawn and sampled. The samples and remaining core were then stored securely (see below under Security in Section 13.2)

Quality Control

RC CHIPS. For quality control, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates). The procedure was identical to that described above for the 2001 programs. Only one or two chip samples were submitted from each of the other holes, so no extra quality control was done on these.

DRILL CORE. In general, one blank and one duplicate were submitted for every 20 samples from the drill core. Material for blanks was obtained from old drill core (not related to the 144 Zone) known from fire assay to contain no more than 5 ppb gold. Blanks were frequently inserted into the sample sequence immediately following an interval suspected of being strongly mineralized, to check for inter-sample contamination during preparation and analysis in the laboratory.

Duplicate core samples were obtained by quartering the core, i.e. re-sawing one half of the first saw cut. If possible, duplicates were not selected from intervals of poor recovery, or strongly broken chips, or friable gouge material, in order to conserve the available rock. If this was unavoidable, special care was taken to ensure a representative sample was taken.

RESULTS. With respect to the 15 blank samples submitted, 11 were at or below the gold detection limit (0.002 oz/st), indicating acceptable laboratory standards. The other four were over

three times the detection limit (a conventional minimum standard), and up to 0.012 oz/st. This indicates some contamination of samples, but it cannot be determined at what stage, from the mine site to the assay laboratory, the compromise of the samples occurred. [Note that blank sample material was obtained from a 1996 drill program (not 144 Zone) and was not protected from potential accidental contamination at the mine site. However, after assimilation into the present sample suite, it was completely secure.]

With respect to the 14 duplicate samples submitted, correlation between each pair was generally good. However, discrepancies did range up to plus/minus 50 to 100% or more. The instance with the highest gold grades was 0.169 oz/st vs. a duplicate value of 0.77 oz/st. In general, lack of correlation between duplicate samples in this kind of mineralization can be attributed to a virtual 'nugget effect', i.e. sporadic gold concentrations in the rock which are undetectable because of the extremely fine grain size of the relevant minerals, making accidental sampling bias unavoidable.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 2001 Reverse Circulation Program

Analysis of drill samples

All samples were analyzed by Bondar Clegg, an accredited, independent geochemical services company. The sample sacks were picked up by Bondar Clegg personnel and taken to Sparks, Nevada for preparation. Samples were crushed, split and pulverized to –150 mesh. The pulps were then transferred to their laboratory in North Vancouver for gold fire assay with a lower detection limit of 5 ppb, and 35-element analysis by the ICP-OES technique, using aqua regia digestion.

Copies of the results were forwarded to the project manager in Vancouver and to the mine geologist at Sterling.

Security

Before delivery of the samples to the analytical laboratory, their security while on the property was ensured. The sample sacks were taken from the drill site by the end of each shift and placed in the logging trailer which was always locked when unattended by the logging geologist. The combination was known only to the geologist and the mine geologist.

The alternate suite of samples (see Section 12.1) was also stored in the locked trailer at times but some samples were removed for sample preparation and analysis at the mine, for which security cannot be guaranteed. No data from these samples has been or will be released.

There is only one access road onto the mine property. Whenever there were no personnel on site (excluding any workers in the leach pad area), the mine gate was kept locked.

13.2 2002 Reverse Circulation–Diamond Drill Program

Analysis and preparation of drill samples

In this program, selected drill cuttings (from the RC-drilled pre-collar portion) and selected drill core intercepts were assayed for gold (only) by fire assay with a lower detection limit of 0.002 oz/st (0.068 g/t), by ALS Chemex, an accredited, independent geochemical services company.

The drill core sampling (sawing or chip collection) was done exclusively by the project manager, the logging geologist and the mine geologist. Considerable care was taken to ensure unbiased and representative material for each sample interval.

Standard sample preparation was done at Chemex's facilities in Elko, Nevada, from where they were shipped by Chemex to their assay laboratory in North Vancouver. Assay results were E-mailed to the project manager, only.

Security

All drill cuttings and core in this program were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to a windowless steel container which is used for permanent storage of all 2002 samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the two geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic 'zip straps' which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

All samples were transported by truck to Chemex in Elko by the Sterling mine manager personally. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

14.0 DATA VERIFICATION

14.1 Data Management

Since discovery of the 144 Zone in 2001, project management, logging and sampling, and the analysis of the results have been implemented by the same Imperial Metals geological staff, who are the authors of this report, or contractors working closely under Imperial's supervision and guidelines. Operating standards and criteria have been consistent, with careful management and security of data sets. This continuity has facilitated verification of material data.

Data collection and entry

In the 2001 RC drilling program, all logging and sample enumeration was done or supervised by the first author of this report. Digital output of logs was checked line by line against original hand logs. Assay results were checked after insertion into the logs. Blank-sample values were replaced by correct assays for the corresponding sample number (see Section 12.1 for explanation of quality control procedure), and re-checked, with no surviving errors.

Procedure for the 2002 diamond drilling program consisted of entering logged sample lengths (in feet) with an attached sample number. When received, assay results were inserted against the corresponding sample number, and checked. By design, blank and duplicate assays were excluded from admission into the proper geological log-sample sequence, ensuring no corruption of actual results by quality control entries. The results of the data entry were re-checked before being incorporated into the database modelling program, and before calculation of weighted averages.

Weighted averages

Weighted averages for the 2001 program results were calculated and checked by both authors of this report, with no inconsistencies.

For the 2002 program, weighted averages were calculated by the second author for selected portions of the drill holes. Special care was taken where higher grade intersections were involved to ensure that data were entered correctly. No adjustments were made for intervals with poor recovery.

As a further check, the entire process was repeated from the outset, by re-entering assay data from original Chemex reports. No errors or discrepancies were found, and identical averages were reproduced.

14.2 Independent Laboratory Verification

To provide verification of the Chemex assay results, a suite of coarse rejects from holes 02-18 and 02-20 was submitted to Acme Analytical Laboratories, Ltd. of Vancouver, B.C., an accredited analytical facility, for gold fire assay.

Hole 02-18

For the 29 samples with significant gold values (>0.002 oz/st), the Acme results are summarized as follows.

Samples	% of Total (29)	Difference from Chemex
17	58.6	<10%
11	37.9	10 – 18%
1	3.4	23%

Highest grade samples (Chemex)	Acme	Difference
2.024 oz/st	1.662	18%
1.023 oz/st	0.947	7.4%

Notes:
All Acme results except 3 were lower than Chemex.
The largest difference (23%) was 0.064 oz/st (Chemex) vs. 0.049 oz/st (Acme).

In conclusion, the comparison between the laboratories is within acceptable limits.

Hole 02-20

For the 28 samples with significant gold values (>0.002 oz/st), the Acme results are summarized as follows.

Samples	% of Total (28)	Difference from Chemex
18	64.3	<10%
4	14.3	10 – 19%
6	21.4	23 - 66%

Highest grade samples (Chemex)	Acme	Difference
0.257 oz/st	0.28	9%
0.149 oz/st	0.159	7%

Notes:
All Acme results except 2 were higher than Chemex (1 was equal).
The largest difference (66%) was 0.082 oz/st (Chemex) vs. 0.136 oz/st (Acme). Another large difference (61%) worked oppositely: 0.134 oz/st (Chemex) vs. 0.052 oz/st (Acme).

Comments

The majority of the results from the two laboratories compare well, and indicate satisfactory verification of gold values obtained from the exploration program. A small number of samples display larger discrepancies but are probably within statistically acceptable limits. The two largest discrepancies (given above under hole 02-20) might be explained by an isolated concentration of gold in one of the coarse-reject splits.

We note that the Acme results are apparently not biased with respect to Chemex results, in that hole 02-18 data is generally below Chemex, while hole 02-20 is generally above.

15.0 ADJACENT PROPERTIES

Goldspar and Mary mines

The adjacent property to the north of Sterling is held by Saga Exploration Company. This property contains the Goldspar and the Mary mines. At Goldspar (Figs. 4-1, 7-1), a high-angle fault zone close to the range front hosts altered quartz latite dike and hydrothermal breccia in Cambrian dolostone. Fluorite occurs as replacement in the breccia, and was mined from an open pit for cement manufacture by the Monolith Portland Cement Company between 1958 and 1967 (Papke, 1979).

Earlier in the last century, the deposit was known as the Diamond Queen and was explored by vertical shaft and adit for gold, though no production is recorded (Papke, 1979). More recently, Saga has explored for gold. No results have been released from that exploration, but some samples collected from Goldspar by Castor (1997) contained between 5 and 23.7 g/t gold (elemental analyses).

The Mary mine was also worked for fluorite by the Monolith Portland Cement Company, in conjunction with their larger operation at Goldspar, a mile (1.6 km) to the south. Some early production came from underground but most came from an open pit. The fluorite is in pipe-like breccia bodies in Silurian dolostone (Papke, 1979).

Relevance to Sterling and the 144 Zone

The published information described above is provided as an information source, and has not been verified by the authors of the present report. Goldspar is about 5500 feet (1.7 km) north of the 144 Zone, and approximately on trend of the Reudy fault. However, **the similarities between the geological settings of the deposits do not prove that they are part of the same hydrothermal/mineralization system, and are not necessarily indicative of the extent of gold potential in the area.**

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Cyanide Leach analysis

In 2001, samples from the gold-rich intervals in holes 01-7A, 9 and 13 were treated by cyanide leaching in a preliminary assessment of the recovery potential of the 144 Zone mineralization (reported in Rees and McAndless, 2001). The analysis was done by Bondar Clegg at their North Vancouver laboratory.

The method involves leaching the cyanide-leachable gold from the sample into a cyanide solution. The gold is then recovered by an organic extractant, and the concentration is determined by the atomic absorption analytical technique. This process gives results for cyanide-leachable gold only, and not necessarily the total gold content in the sample as indicated by fire assay.

The results are shown in Table 16-1 (next page). They show that on average, 90% of the gold present in the rock, as recorded by fire assay, is recoverable by cyanide leaching. This is based on pulverized rock samples, and is not necessarily representative of unprocessed rock that might be placed on a leach pad.

No other form of mineral processing or metallurgical testing has been completed on 144 Zone material at the present time.

Table 16-1

Gold Recovery by Cyanide Leach

HOLE	INTERVAL (feet)	GOLD Fire Assay (FA) ppb	GOLD Cyanide Leach (CL) ppb	RATIO CL / FA
01-7A	685-690	3534	3030	0.86
	690-695	4037	3500	0.87
	695-700	3763	3290	0.87
	700-705	3402	3050	0.90
	705-710	4366	3810	0.87
	710-715	5091	5080	1.00
	715-720	5151	4740	0.92
	720-725	5138	4800	0.93
	725-730	4540	3800	0.84
	730-735	Invalid sample - (blank)		
	735-740	3165	2520	0.80
	740-745	2913	2330	0.80
	745-750	2180	1890	0.87
	750-755	1279	960	0.75
	755-760	1109	1000	0.90
	760-765	4896	4680	0.96
	765-770	6861	6520	0.95
	770-775	12100	10250	0.85
	775-780	16390	16700	1.02
	780-785	6723	5980	0.89
	785-790	4808	4070	0.85
	790-795	4392	3750	0.85
01-9	730-735	61760	44600	0.72
	735-740	55320	54200	(0.98)
	740-745	11710	12500	(1.07)
	745-750	13200	14900	(1.13)
	750-755	8016	6780	0.85
	755-760	5332	4880	0.92
	760-765	6246	5560	0.89
	765-770	8019	7460	0.93
	770-775	5709	5300	0.93
	775-780	1199	960	(0.80)
	780-785	564	340	(0.60)
01-13	720-725	1954	1880	0.96
	725-730	1677	1650	0.98
	730-735	1781	1910	1.07
	735-740	3479	3260	0.94
	740-745	1544	1540	1.00
	745-750	1795	1600	0.89
	750-755	3187	2880	0.90

Note: Ratios in parentheses in hole 01-9 may not be quite accurate, as gold values were derived from different splits from the respective intervals.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The present amount of data from the 144 Zone is not adequate for a calculation of the mineral resource.

18.0 INTERPRETATION AND CONCLUSIONS

The latest program on the 144 Zone at the Sterling gold mine property confirms the discovery of a distinct, deeper deposit of Carlin-style gold mineralization. Currently, it is not directly connected with the mined-out ore deposit at Sterling, but their common timing-relationships indicate they belong to the same overall hydrothermal system, and almost certainly have a common source at greater depth.

Better understanding of the local controls on 144 Zone mineralization has been achieved with the improved recovery in the 2002 diamond drilling program. Significant gold grades up to 2 oz/st (68 g/t) are associated with silicified hydrothermal breccias above the stratigraphic contact between silty dolostone and underlying limestone, which dips gently to moderately northeast. Gold is also associated with structural brecciation and clay alteration along a steeply-dipping dike contact, and with the Reudy fault zone.

The 144 Zone has features indicative of structurally controlled types of Carlin deposits. The zone is near the eastern range-bounding fault(s) of Bare Mountain, and was likely subject to late Tertiary extension, during and after dike intrusion. The confluence of the three features mentioned above, the stratigraphic contact, dike and Reudy fault, formed a local setting of structural contrasts conducive to dilational fracturing, enhancing permeability and the introduction of mineralizing hydrothermal solutions from depth.

These controls extend beyond the present limits of the 144 Zone. They, and the intersections between them, are prime targets for continued exploration. A geophysical program is being outlined to detect discontinuities or zones of anomalous alteration, as a recommended precursor to the next stage of drilling. At least one more surface drilling program is recommended. With continued success, an underground exploration program may be warranted to trace the mineralization laterally and vertically more efficiently, leading to better grade definition and more confidence for resource estimation.

The potential to expand the 144 Zone is considered good. Feeders to the now mined-out ore deposit at Sterling just northwest of the 144 Zone must exist in that direction. Potential beyond this area, such as north and south along the Reudy fault, would be speculative at this stage, however, due to the paucity of deep drilling.

19.0 RECOMMENDATIONS

The encouraging results from the summer 2002 drilling program in the 144 Zone warrant further exploration.

Continued step-out drilling on 50 to 100-feet (15 to 30 m) centres will be required to trace the extent of high-grade gold mineralization associated with high-angle structures in proximity to the dike contact(s) and dolostone-limestone boundary. An estimated 12 combined pre-collar/coring drill holes totaling 10,000 feet (3,050 metres) will be needed to complete this program.

In addition to the drilling, a Natural Source Audio Magneto-Tellurics geophysical survey is recommended to locate high- and low-angle discontinuities that may indicate additional property and regional sites for high-grade gold mineralization.

The estimated cost (US dollars) to carry out the above-recommended program is as follows:

Pre-collar	U$	80,000
Coring		270,000
Assay		20,000
Labour		55,000
Surveying		5,000
Supplies		5,000
Report		10,000
AMT Survey		25,000
Shipping		5,000
Travel		5,000
Site Preparation		20,000
Total	U$	500,000

20.0 REFERENCES

Castor, S.B. (1997): Sterling Mine, Nye County, Nevada; in Carlin-type Gold Deposits, Society of Economic Geologists, Guidebook Series, Vol. 28, pp. 167-170.

Craig, L. (1997): Sterling Joint Venture, Nye County, Nevada: Placer Dome US Inc. and Cathedral Gold Corp., Final Report; project report in company files, Imperial Metals Corporation.

Monsen, S.A., Carr, M.D., Reheis, M.C. and Orkild, P.P. (1992): Geologic map of Bare Mountain, Nye County, Nevada; Miscellaneous Investigation Series, Map I-2201, 1:24,000; U.S. Department of the Interior, U.S. Geological Survey, 1992.

Papke, K.G. (1979): Fluorspar in Nevada, Nevada Bureau of Mines and Geology, Bull. 93, 77 pp.

Rees, C. and McAndless, P., (2001): Report on the 144 Zone, Sterling Property, Nevada: 2001 Discovery and Preliminary Exploration; Imperial Metals Corporation, September 2001.

Teal, L. and Jackson, M. (1997): Geologic overview of the Carlin Trend gold deposits and descriptions of recent deep discoveries; Society of Economic Geologists Newsletter, Number 31, October 1997, pp. 13-25.

82-34714

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (LOCAL TIME) ON FEBRUARY 11, 2003. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME WILL BE VOID AND OF NO VALUE.

No securities commission or similar authority in Canada or in any other jurisdiction has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. This offer is being made in the Provinces of Alberta, British Columbia and Ontario and in any other jurisdiction permitted by applicable law (the "Qualifying Jurisdictions"). The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and, accordingly, they may not be offered or sold in the United States or any territory or possession thereof. This offer is not, and under no circumstances is it to be construed as, an offering of any securities for sale in, or to any resident of, any jurisdiction other than the Qualifying Jurisdictions or a solicitation therein of any offer to buy any securities of Imperial Metals Corporation. In the case of holders in any jurisdictions other than the Qualifying Jurisdictions, reference is made to the heading "Ineligible Shareholders".

RIGHTS OFFERING December 20, 2002

IMPERIAL METALS CORPORATION

OFFER OF RIGHTS TO SUBSCRIBE FOR A MAXIMUM OF 3,942,353 COMMON SHARES OF IMPERIAL METALS CORPORATION

Total Number of Rights:	15,769,411 Rights
Maximum Number of Common Shares Issuable:	3,942,353
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Maximum Proceeds:	$1,379,823 before deduction of expenses of the Offering estimated at $50,000
Record Date:	January 8, 2003
Subscription Deadline:	4:00 p.m. (local time) on February 11, 2003 (the "Expiry Time")
Subscription Basis:	Four (4) Rights entitle the holder to subscribe for one common share of Imperial Metals Corporation at a price of $0.35
Additional Subscription Privilege:	Registered holders who exercise their Rights in full are entitled to subscribe for additional common shares, if available, at the Subscription Price.
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The foregoing is a summary only and should be read together with and is qualified in its entirety by reference to the more detailed information contained in this Rights Offering Circular. Unless otherwise indicated, all references herein are to Canadian dollars.

TABLE OF CONTENTS

THE OFFER

TO THE HOLDERS OF COMMON SHARES OF IMPERIAL METALS CORPORATION

Imperial Metals Corporation ("Imperial") is issuing rights (the "Rights") to the holders of record of its outstanding common shares (the "Common Shares") at the close of business on January 8, 2003 (the "Record Date"). Each holder of a Common Share will be issued one Right for each Common Share held of record at the close of business on the Record Date. Four (4) Rights entitle the holder to subscribe for one Common Share at a price (the "Subscription Price") of $0.35 per Common Share (the "Basic Subscription Privilege"). **The Rights expire at 4:00 p.m. (local time) on February 11, 2003** (the "Expiry Time"). Rights not exercised prior to the Expiry Time will be void and of no value.

A transferable certificate (the "Rights Certificate") evidencing the total number of Rights to which a Common Shareholder is entitled has been sent with this Circular to each Common Shareholder of record as of the Record Date with an address of record in the Provinces of British Columbia, Alberta or Ontario (the "Qualifying Jurisdictions"). To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price by certified cheque, bank draft or money order payable to Computershare Trust Company of Canada ("Computershare") must be received by Computershare prior to the Expiry Time.

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Registered holders of Rights Certificates who exercise all of their Rights in full will also be entitled to subscribe at the same time for additional Common Shares from the pool of offered Common Shares, if any, that remain unsubscribed for after the Expiry Time pursuant to the additional subscription privilege. See "Details of the Offering - Additional Subscription Privilege".

Only subscriptions for a whole number of Common Shares will be accepted; fractional Common Shares will not be issued. Shareholders who would otherwise be entitled to receive a fractional Common Share will be entitled to one full Common Share for their fractional share.

There is no minimum amount for the Offering. Imperial's principal common shareholder, Edco Financial Holdings Ltd. and affiliates, holding approximately 38% of the outstanding issued shares of Imperial, have indicated their intention to exercise fully their Rights under this Offering. No soliciting dealer fee or other compensation will be paid in connection with the Offering other than the cash fee of $15,000 to be paid to Bolder in consideration for advisory services rendered in connection with this Offering.

The number of Rights to be issued under this Offering may increase if any outstanding options or warrants are exercised prior to the Record Date. In such case, the maximum number of Common Shares issuable upon exercise of the Rights and the maximum gross proceeds to Imperial from the Offering would increase accordingly.

Ex-Rights trading in the Common Shares of Imperial will commence two trading days prior to the Record Date, being January 6, 2003.

Persons who are not shareholders of Imperial who wish to acquire a Common Share must purchase at least four Rights on the TSX.

An investment in Common Shares is subject to certain risks which should be carefully considered. See "Risk Factors".

DETAILS OF THE OFFERING

Rights and Certificates

Each Registered holder of a Common Share is entitled to one Right for each Common Share held of record at the close of business on January 8, 2003 (the "Record Date"). Four (4) Rights plus $0.35 will entitle the holder to subscribe for one Common Share (the "Basic Subscription Privilege"). See "Description of Share Capital". Rights are evidenced by fully transferable certificates registered in the names of Common Shareholders of record on the Record Date (the "Rights Certificates"). A Rights Certificate evidencing the total number of Rights to which a Common Shareholder is entitled has been delivered with a copy of this Circular to each Common Shareholder of Imperial resident in the Qualifying Jurisdictions. Registered holders of Rights Certificates who exercise their Rights in full are also entitled to subscribe for Additional Common Shares. See "Details of the Offering - Additional Subscription Privilege". **Subscriptions will not be accepted from Shareholders ("Ineligible Shareholders") who are resident in any jurisdiction other than the Qualifying Jurisdictions.** See "Details of the Offering - Ineligible Shareholders". A Right does not entitle the holder thereof to any rights whatsoever as a security holder of Imperial other than to subscribe for and purchase Common Shares as described herein. Only subscriptions for a whole number of Common Shares will be accepted; fractional Common Shares will not be issued. Each registered holder of a Rights Certificate mailed upon the original issue which evidences a number of Rights not evenly divisible by four will be entitled to round up his subscription to the next highest whole number of Common Shares (the "Step-Up Privilege"). The Step-Up Privilege will be void and of no effect if the Rights Certificate is divided or combined or if any of the Rights evidenced by such certificate are sold, transferred or assigned by the holder to whom such Rights were originally issued. However, a bank, trust company, securities dealer or broker which holds Common Shares as of the Record Date for more than one beneficial owner may, upon providing evidence satisfactory to Computershare Trust Company of Canada, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were a Shareholder of record as of the Record Date.

Purchase and Sale of Rights

The Rights are listed and posted for trading on the TSX, and will remain listed until noon (Toronto time) on February 11, 2003 (the "Subscription Deadline"). The Rights evidenced by Rights Certificates may be transferred to others by delivery of such Rights Certificates, provided that the assignment form (Form 3) on the front of the Rights Certificate has been duly executed by the registered holder. See "How to Use the Rights Certificate - To Sell or Transfer Rights - Form 3". Rights may be bought or sold through any registered investment dealer or broker. Payment of any service charge, commission or other fee payable in connection with the trading of Rights shall be the responsibility of the holders of the Rights.

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The Rights will expire at 4:00 p.m. (local time) on February 11, 2003. **Rights not exercised prior to the Expiry Time will be void and of no value.**

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Ineligible Shareholders

The Rights are not qualified for sale under the securities laws of any jurisdictions other than the Qualifying Jurisdictions and accordingly, Rights Certificates will not be sent to Common Shareholders who reside in any such other jurisdictions ("Ineligible Shareholders"). Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by Computershare Trust Company of Canada ("Computershare"), who will hold such Rights as agent for the benefit of all Ineligible Shareholders. Computershare will, prior to the Expiry Time, attempt to sell the Rights on such date or dates, on a best efforts basis, and at such price or prices as Computershare determines, in its sole discretion. Computershare's ability to sell such Rights, and the price obtained therefor, are dependent on market conditions. Computershare shall not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price, or at all. The net proceeds, if any, received by Computershare from the sale of such Rights will be divided among the Ineligible Shareholders *pro rata* according to the number of Common Shares held by them on the Record Date. Computershare will mail cheques therefor in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes), provided that such amount is $10 or greater, to Ineligible Shareholders at their addresses appearing on the records of Imperial on the Record Date. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commissions, if any, incurred by Computershare, and charges of Computershare in respect of the sale of such Rights. In that event, no proceeds will be credited to such holders. A registered Common Shareholder whose address appears on the records of Imperial as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in this Rights Offering, must notify Computershare, in writing, on or before the seventh day prior to the Expiry Time that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in this Rights Offering; in that case, the registered Common Shareholder giving notification must provide evidence, satisfactory to Computershare and Imperial, as to eligibility of the beneficial holder. Otherwise, Computershare will sell the Rights held on such beneficial holder's behalf as described above. **Accordingly, Computershare will not commence to attempt to sell Rights of Ineligible Shareholders until after the seventh day prior to the Expiry Time.**

Intention of Insiders to Exercise

Imperial's principal common shareholder, Edco Financial Holdings Ltd. and affiliates, holding approximately 38% of the outstanding issued shares of Imperial, have indicated their intention to exercise fully their Rights under this Offering.

Registration and Delivery of Certificates Evidencing Common Shares

Common Shares acquired through the exercise of Rights will be registered in the name of the person to whom the Rights Certificate was issued or to whom the Rights are transferred in accordance therewith. Certificates evidencing such Common Shares will be mailed as soon as practicable after the Expiry Time to such persons who have exercised their Rights at the address specified on the Rights Certificate.

Subscription Agent and Subscription Office

Computershare at its offices located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, (the "Subscription Office") is Imperial's registrar and transfer agent and has been appointed as Imperial's subscription agent to receive subscriptions and payments from holders of Rights Certificates and to perform certain services relating to the exercise of the Rights. Imperial will pay for the services of Computershare.

TRANSFER OF RIGHTS

The Rights Certificates will be in registered form. Rights may be transferred to others by delivery of the appropriate Rights Certificate, provided that the assignment form (Form 3) on such Rights Certificate has been duly executed by the registered holder. See "How to Use the Rights Certificate - To Sell or Transfer Rights - Form 3". Rights may be bought or sold through the usual investment channels, such as investment dealers or brokers.

Trading

The Rights will be listed and posted for trading on the TSX until noon (Toronto time) on the Subscription Deadline. The Common Shares of Imperial are listed and posted for trading on the TSX; the Common Shares issuable on exercise of the Rights will be listed on the TSX.

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a) subscribe for Common Shares (Form 1);
(b) subscribe for Additional Common Shares (Form 2);
(c) sell or transfer Rights (Form 3); and/or
(d) divide or combine a Rights Certificate (Form 4).

Unexercised Rights

Subject to the ability of a Rights Certificate holder to divide a Rights Certificate by completing, at the same time, Form 4 with the intention of obtaining a new certificate for the Rights such holder has chosen not to exercise, a Rights Certificate holder who, in Form 1 on the Rights Certificate, exercises some but not all of the Rights evidenced by a Rights Certificate, will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value after the Subscription Deadline. Similarly, if a Rights Certificate holder has failed to surrender such holder's Rights Certificate to Computershare as of the Subscription Deadline, has surrendered such holder's Rights Certificate but failed to complete Form 1 or Form 3 on the Rights Certificate, or has failed to make payment of the Subscription Price in respect of any Common Shares which such holder elects to subscribe for, such holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which such holder has failed to make payment) and such Rights will be void and of no value after the Subscription Deadline.

Signatures

When one or more of the forms on the Rights Certificate is signed by the original holder, the signature must correspond exactly with the name of the holder shown on the face of the Rights Certificate. If a form is signed by a trustee, executor, administrator or officer of a Company or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to Computershare.

To Subscribe for Common Shares - Form 1

Four (4) Rights and the Subscription Price are required to subscribe for one Common Share. The holder of a Rights Certificate may subscribe for all or any lesser number of Common Shares to which the Rights Certificate entitles such holder by completing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed together with the Subscription Price for such Common Shares to Computershare. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare. All payments, together with the duly completed Rights Certificate, must be delivered to Computershare at the Subscription Office prior to the Expiry Time. **The method of delivery of a subscription is at each holder's**

discretion and risk. Delivery to Computershare will only be effective when the subscription is actually received by Computershare at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested. **Completion of Form 1 constitutes a representation that the holder of a Rights Certificate is not a Ineligible Shareholder, or the agent of any such person.**

To Apply for Additional Common Shares - Form 2

A registered holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such registered holder may subscribe for Additional Common Shares at the Subscription Price by completing Form 2 on the face of the Rights Certificate. Payment for the Additional Common Shares subscribed for under Form 2 by certified cheque, bank draft or money order payable to Computershare must accompany the Rights Certificate when it is delivered to Computershare. If there should be insufficient Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to an applicant for Additional Common Shares will be equal to the lesser of:

(a) the number of Common Shares which the applicant has subscribed for under the Additional Subscription Privilege, and

(b) the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares by a fraction the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares exercised under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege.

If any registered Rights holder has subscribed for fewer Additional Common Shares than such holder's *pro rata* allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in a similar manner among the holders who were allotted fewer Additional Common Shares than they subscribed for. Payment for Additional Common Shares subscribed for pursuant to the Additional Subscription Privilege must be received by Computershare at the Subscription Office not later than the Expiry Time. As soon as practicable after the Expiry Time, Computershare will send to each holder who completed Form 2 certificates representing the Common Shares which have been allocated to such holder pursuant to the Additional Subscription Privilege (together with Common Shares to which such holder is entitled pursuant to the Basic Subscription Privilege), and a cheque for the amount of any excess funds, without interest or deduction.

To Sell or Transfer Rights - Form 3

A Rights Certificate holder may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights personally or through the usual investment channels (such as stock brokers or investment dealers) by completing the transfer provided for in Form 3 on the face of the Rights Certificate and delivering the Rights Certificate to a purchaser (the "Transferee"). The Transferee may exercise all the Rights of such a holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, Imperial and Computershare may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither Imperial nor Computershare shall be affected by any notice to the contrary. The signature on Form 3 of any holder who is transferring his Rights Certificate must be guaranteed by an Eligible Institution, or otherwise to the satisfaction of Computershare. "Eligible Institution" means a Canadian charted bank, trust company in Canada, a commercial bank or trust company having an office, branch or agency in Canada, a member of the Investment Dealers Association of Canada, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Agents Medallion Project (STAMP). The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

To Divide or Combine A Rights Certificate-Form 4

A Rights Certificate may be divided or combined with other Rights Certificates by completing Form 4 and delivering the Rights Certificates to Computershare at the Subscription Office (no endorsement is necessary if not changing ownership). Computershare will then issue new Rights Certificates in such denominations (totaling the same number

of Rights as evidenced by the Rights Certificates being divided or combined, less any Rights which are being exercised by the holder as evidenced by a completed Form 1) as are requested by the Rights Certificate holder, provided that each new Rights Certificate must represent a whole number of Rights. Rights Certificates must be surrendered for division or combination at least three business days before the Subscription Deadline to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Rejections of Subscriptions

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by Imperial in its sole discretion and any determination by Imperial shall be final and binding. All subscriptions are irrevocable. Imperial reserves the right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be deemed unlawful. Imperial also reserves the right to waive any defect with regard to any particular subscription. Neither Imperial nor Computershare shall be under any duty to give any notification of any defect or irregularity in such subscriptions, nor shall either of them incur any liability for failure to give such notification.

Registration and Delivery of Common Shares

Common Shares acquired through the exercise of Rights, including Common Shares obtained through the acquisition of Additional Common Shares, will be dated as at the Subscription Deadline, and will be registered in the name of the person to whom the Rights Certificate was issued or such holder's transferee, if any, as indicated on the Rights Certificate. Certificates evidencing Common Shares will be mailed as soon as practicable after the Expiry Time in accordance with the delivery instructions specified on the Rights Certificate.

STANDBY GUARANTEE

Pursuant to an agreement dated November 18, 2002 (the "Standby Guarantee Agreement") between Imperial and Bolder Investment Partners, Ltd. of Suite 800 - 1450 Creekside Drive, Vancouver, British Columbia, V6J 5B3 ("Bolder"), Bolder has agreed to purchase at the Subscription Price, within five days after the Subscription Deadline, the Common Shares which remain unsubscribed for on conclusion of this Offering up to a maximum of $250,000 worth or 714,285 Common Shares (the "Standby Guarantee"). In consideration for the Standby Guarantee, Imperial has agreed to reimburse Bolder for its reasonable expenses in connection with the Offering and issue to Bolder warrants to purchase 250,000 Common Shares of Imperial at the price of $0.36 per share for a period of 12 months.

Bolder may terminate the Standby Guarantee Agreement at any time before the opening of the TSX on the latest date this Circular is accepted by the British Columbia Securities Commission, the Ontario Securities Commission, the Alberta Securities Commission and the TSX if (a) there is an event, accident, governmental law or regulation or other occurrence of any nature which, in the opinion of Bolder, seriously affects or will seriously affect the financial markets or the business of Imperial or any subsidiary of Imperial or the ability of Bolder to perform its obligations under the Standby Guarantee Agreement; (b) the Common Shares to be acquired by Bolder under the Standby Guarantee cannot, in the opinion of Bolder, be profitably marketed due to the state of the financial markets; or (c) an inquiry or investigation (whether formal or informal) in relation to Imperial, or Imperial's directors or officers, is commenced or threatened by an officer or official of any competent authority. Bolder may also terminate its obligations under the Standby Guarantee Agreement at any time if: (a) any order to cease trading (including communicating with persons in order to obtain expressions of interest) in the securities of Imperial is made by a competent regulatory authority and that order is still in effect; (b) Imperial is in breach of any term of the Standby Guarantee Agreement; or (c) Bolder determines that any of the representations or warranties made by Imperial in the Standby Guarantee Agreement is false or has become false. The warrants issued to Bolder will terminate if Bolder fails to fulfil the Standby Guarantee.

Bolder is not obliged to retain its Common Shares and may sell such securities acquired by them under the Standby Guarantee Agreement at any time and from time to time, subject to applicable securities laws.

INELIGIBLE SHAREHOLDERS

The Offering is not being made in any Canadian jurisdiction other than British Columbia, Alberta and Ontario, nor is it being made in the United States of America and is not, and under no circumstances is to be construed as, an offering of any securities for sale in or to a resident of a Canadian province or territory, other than British Columbia, Alberta or Ontario, or to a national or resident of the United States of America, or a solicitation therein of an offer to buy any securities.

Imperial will not accept subscriptions from any person or the agent of any person ("Ineligible Shareholders") who appears to be, or who Imperial has reason to believe, is a resident of a Canadian jurisdiction other than British Columbia, Alberta or Ontario, or who is a resident of the United States of America or any of its territories or possessions. For shareholders who are residents of jurisdictions other than British Columbia, Alberta or Ontario, Imperial reserves the right to refuse to accept subscriptions from such persons where the acceptance of such subscriptions would contravene local securities laws or impose onerous requirements on Imperial with respect to the acceptance of such subscriptions.

Rights Certificates will not be delivered by Imperial to the Ineligible Shareholders. Ineligible Shareholders will be sent a letter advising them that their Rights will be issued to and held by Computershare who will hold such certificates as agent for the benefit of Ineligible Shareholders. A shareholder who has been deemed to be an Ineligible Shareholder, has until the close of business on January 31, 2003 to establish evidence satisfactory to Computershare and Imperial that the shareholder is not an Ineligible Shareholder. Such shareholder should contact Computershare at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Telephone: (800) 564-6253 or Fax: (416) 981-9663). If such shareholder is successful, such shareholder will be issued a Rights Certificate, evidencing the Rights to which such shareholder is entitled and such shareholder will be entitled to participate in the Rights Offering. Computershare will, for the benefit of the Ineligible Shareholders, on or after February 3, 2003, prior to the Subscription Deadline, attempt to sell, through the facilities of the TSX, the Rights allocable to each Ineligible Shareholder and evidenced by certificates in the possession of Computershare. Computershare will make such sales from a pool consisting of such Rights owned by each Ineligible Shareholder on the date or dates and at the price or prices it determines in its discretion. Any net proceeds received by Computershare with respect to such Rights will be divided on a pro rata basis among such Ineligible Shareholders and delivered by mailing cheques from Computershare therefor as soon as possible to such Ineligible Shareholders at their addresses recorded in the books of Imperial. Computershare will not be liable for failure to sell any Rights of an Ineligible Shareholder at a particular price or at all. **THERE IS A RISK THAT THE PROCEEDS RECEIVED FROM THE SALE OF THE RIGHTS WILL NOT EXCEED THE BROKERAGE COMMISSIONS AND COSTS OF OR INCURRED BY COMPUTERSHARE IN RESPECT OF THE SALE OF SUCH RIGHTS. IN SUCH EVENT, NO PROCEEDS WILL BE FORWARDED.**

Not An Offering in the United States of America

The Rights Certificates and the Common Shares to which the Rights Certificates relate are not registered under the Securities Act of 1933, as amended, of the United States of America. The offer of Common Shares granted by the Rights Certificates is not made in the United States of America or any territory or possession thereof and is not, and under no circumstances is to be construed as, an offering of any Rights for sale in the United States of America or any territory or possession thereof or an offering to any resident of the United States of America or any territory or possession thereof or a solicitation therein of any offer to buy any Common Shares or other securities of Imperial from any person, or his agent, who appears to be, or who Imperial has reason to believe is, a resident of the United States of America or its territories or possessions.

STATEMENT AS TO RESALE RESTRICTIONS

Transferability of the Rights and the Common Shares to be issued on exercise of the Rights is restricted in certain jurisdictions unless at the time of the trade of such Rights or Common Shares Imperial is a "qualifying issuer" as defined in Multilateral Instrument 45-102 – Resale of Securities ("MI 45-102") and:

1. Imperial is and has been a reporting issuer in a jurisdiction listed in Appendix B to MI 45-102 for the four months immediately preceding the trade;

2. the trade is not a "control distribution" as defined in MI 45-102;

3. no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

4. no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

5. if the selling securityholder is an insider or officer of Imperial, the selling securityholder has no reasonable grounds to believe that Imperial is in default of securities legislation.

In the event that Imperial is not a "qualifying issuer " as defined in MI 45-102 at the time of the trade of such Rights or Common Shares issued on exercise of the Rights, transferability of such Rights or Common Shares is restricted unless:

1. Imperial is and has been a reporting issuer for the 12 months immediately preceding the trade in a jurisdiction listed in Appendix B to MI 45-102;

2. the trade is not a "control distribution" as defined in MI 45-102;

3. no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

4. no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

5. if the selling securityholder is an insider or officer of Imperial, the selling securityholder has no reasonable grounds to believe that Imperial is in default of securities legislation.

BUSINESS OF IMPERIAL

Imperial was incorporated in British Columbia on December 6, 2001 under the name IMI Imperial Metals Inc. It began operations on January 1, 2002 when it acquired the mining assets, name and personnel of Imperial Metals Corporation pursuant to a Plan of Arrangement ("Plan") under the *Company Act* (British Columbia) (the "Company Act") and the Companies' Creditors Arrangement Act.

The head office and principal place of business of Imperial is located at Suite 200, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

Imperial is principally engaged in exploring, developing, mining, processing and marketing base and precious metals in North America. Imperial is an established mine developer and operator and owns mining and processing facilities in British Columbia and Nevada.

Principal Properties

The following is a description of the principal properties of Imperial.


British Columbia
Smithers
Huckleberry
Mt Polley
Williams Lake
Vancouver
Nevada USA
Sterling
Las Vegas
LEGEND
Operating Mine
Mine (on care and maintenance status)
Exploration property
0 150 300 km

Mount Polley Mine

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral operations. It is owned by Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Imperial and the Geomex Partnerships. A comprehensive feasibility study based on a 5 million tonne per year plant was completed in 1990 by Wright Engineers Ltd. (the "Wright Feasibility Study"). By 1994 Imperial had increased its interest in Mount Polley to 100%. After updating the Wright Feasibility Study, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site in May 1996.

Geology

Mount Polley is a porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes, near Likely, B.C. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite. The orebody consists of intrusion and hydrothermal breccias related to monzonitic intrusions along the north-northwest striking Polley Fault. The principal copper bearing mineral is chalcopyrite, but numerous other copper minerals are present, especially in the oxidized zones. The other minerals include bornite, malachite and azurite. Gold is present principally as inclusions in copper sulphides and as free liberated grains.

Project Financing

A wholly owned subsidiary of Sumitomo Corporation ("Sumitomo") acquired a 45% interest in the Mount Polley Mine in April 1996 by agreeing to loan $54 million to Imperial to fund Imperial's share of the costs of constructing and equipping the Mount Polley Mine. This loan bore interest at the six month LIBOR rate plus 1.5%, and was secured by all of Imperial's assets until completion of construction and converted to a non-recourse loan after completion was reached (the "Sumitomo Loan Agreement").

Construction of the Mount Polley mine was completed in June 1997. The estimated cost and construction time was $123.5 million and 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

In July 1998, Sumitomo agreed to amend the repayment schedule under the Sumitomo Loan Agreement as contemplated in the British Columbia Job Protection Commission's Economic Plan for the Mount Polley Mine (the "Mount Polley Economic Plan"). In March 1999, as further consideration for the rescheduling and extending the repayment terms of the Sumitomo Loan Agreement, Imperial granted to Sumitomo 2,000,000 share purchase warrants exercisable at any time up to December 31, 2002 at a price of $1.00 per share if exercised on or before December 31, 2001 and at a price of $1.25 if exercised after December 31, 2001 and before December 31, 2002 (the "Sumitomo Share Purchase Warrants"). The Sumitomo Share Purchase Warrants were unaffected by the Plan except that, in accordance with their terms, every ten Sumitomo Share Purchase Warrants will entitle the holder to acquire one Common Share of IEI Energy Inc. and one Imperial Common Share for an aggregate exercise price of $12.50 in lieu of the one Imperial Common Share for an exercise price of $1.25 after December 31, 2001.

To meet ongoing financial challenges resulting from low metal prices, Imperial sold a 2.5% interest in Mount Polley to Sumitomo for US$875,000 in July 1999. Loan principal repayments were made in accordance with the amended schedule under the Mount Polley Economic Plan until February 2000. Cash flow was not sufficient to make the payment due in August 2000.

Effective December 2000, Imperial acquired Sumitomo's 47.5% interest in the Mount Polley Mine for $4.5 million cash, increasing Imperial's holding to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley Mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million. Pursuant to the Plan, the Sumitomo Debt was assumed by Imperial, effective January 1, 2002. Concurrent with the transfer of the Sumitomo Debt, Imperial transferred its interest in the Mount Polley Mine and related assets and liabilities to MPMC on the same date.

Project Status

Property Taxes and Status of Mining Lease

As of September 30, 2002 Mount Polley Holding Company Limited, a wholly owned subsidiary of MPMC owes a total of $1,336,683.65 in property taxes to the Province of British Columbia. These property taxes are for the year 2001, 2002 and the third installment of the deferred property taxes from 1999 under the Economic Plan.

The property where the mine site is located is Crown land, occupied under the provisions of a mining lease issued by the Ministry of Energy and Mines. The Province of British Columbia has advised the company that if full payment of the delinquent taxes is not made by December 30, 2002 they intend to proceed with a request for formal cancellation of the mining lease. The Government of the Province of British Columbia has made formal demand for payment of all of these taxes, but has granted an extension of the date for payment to January 31, 2003 and has confirmed that it will not take any action in regard to the cancellation of the mining lease until that time.

Imperial is presently in negotiation with the Province of British Columbia to make alternate payment arrangements so that the mining lease would not be cancelled. Although management believes that satisfactory payment arrangements can be made, no assurances can be given in this regard.

Mining

The mining design for the Mount Polley Mine included the use of a base fleet of mining equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997. All mining operations subsequent to this date were carried out by the mine's employees.

Mining operations were suspended in September 2001. Prior to the suspension, 55.0 million tonnes of material were mined from the Cariboo and Bell Pits, yielding 27.7 million tonnes of ore grading 0.563 g/t gold and 0.332% copper. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold, and 0.2 million tonnes of higher-grade material grading 0.29% copper and 0.42g/t gold, had been stockpiled for future processing.

The remaining probable ore reserves for the Mount Polley Mine are as follows:

Probable Reserves (as of September 30, 2001)

	Tonnes	Copper (% Cu)	Oxide Ratio (%)	Gold (g/t)	Strip Ratio
Cariboo Pit	52,672	0.298	10.2	0.505	0.34
Bell Pit	5,515,730	0.311	2.9	0.338	2.49
Springer Pit	26,341,050	0.366	20.6	0.336	2.10
Total	31,909,452	0.356	17.5	0.337	2.17

These reserves were calculated by Greg Gillstrom, P.Eng., Chief Geologist, of Mount Polley Mining, who was designated as its Qualified Person for this purpose. The reserves are calculated at metal prices of US$1.00 per pound of copper and US$380 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley Mine.

Imperial has also looked at other price scenarios. At current prices and exchange rates of US$0.75 per pound copper, US$325 troy ounce of gold and exchange rate of Cdn$1.55 per $US, Imperial calculates its probable ore reserves as follows:

Remaining Probable Reserves For Mount Polley Mine
as of September 30, 2001

	Ore Tonnes	Total (% Cu)	Oxide Cu Ratio %	Gold (g/t)	Strip Ratio
Bell Pit	3,422,940	0.365	3.700	0.364	1.620
Springer Pit	15,272,770	0.404	24.800	0.390	2.140
Total	18,695,710	0.397	20.937	0.385	2.045

Milling Statistics

The production statistics for the Mount Polley concentrator over the last three years are shown on the following table.

	Nine Months Ended Sept 30, 2001	Year ended December 31	
		2000	1999
Ore milled (tonnes)	5,149,703	6,949,600	7,090,465
Ore milled per calendar day (tonnes)	18,863	18,988	19,426
Ore milled per operating day (tonnes)	19,826	20,683	21,299
Grade (%) – Copper	0.329	0.317	0.343
Grade (g/t) – Gold	0.524	0.493	0.566
Recovery (%) – Copper	76.178	70.39	69.35
Recovery (%) – Gold	74.065	75.46	77.40
Copper produced (lbs)	28,484,075	34,180,843	37,100,904
Gold produced (ounces)	64,258	83,194	99,585

Environmental

Reclamation research initiated in 1998 at the Mount Polley Mine continued during 2001. Construction of wrap around sections for the Rock Disposal Sites ("RDS") began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.

Permits were obtained for the construction of two additional RDS' on the west side of the proposed Springer Pit. These newly permitted areas will decrease the cost of developing the Springer Pit, as rock haulage distances will be reduced.

Exploration

The 2001 exploration program at Mount Polley included percussion and core drilling and focused on the Springer Pit area. A total of 170 percussion holes for 9,421 metres and 41 core holes for 6,696 metres were completed. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer pit area. A majority of the Springer drill cuttings from these zones were saved and are being used for ongoing metallurgical test work.

Mount Polley Economic Plan

The Mount Polley Mine operated under the Mount Polley Economic Plan sponsored by the Job Protection Commission of British Columbia from July 1998 through June 30, 2000. Significant cost reductions were achieved under the plan, which could not be extended beyond June 30, 2000 on terms satisfactory to all parties.

Some of the cost reductions realized under the Mount Polley Economic Plan, such as property tax deferrals, are repayable after June 30, 2000 while power cost reductions are tied to a formula that increases power costs in the event that commodity prices and exchange rates exceed specified levels for a period of up to three years after June 30, 2000. As part of the Mount Polley Economic Plan, employees deferred 10% of their wages during the two-year

period. Half of this deferral was repaid in April 2001 and the other half was to be repaid by Imperial in April 2002 if the mine is in production at that time, which was not the case.

Suspension

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

Huckleberry Mine

Introduction

The Huckleberry Mine was acquired by Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry Mines Ltd., a 50% owned subsidiary of Imperial. The Huckleberry Mine is located approximately 86 kilometres in a direct line or 123 kilometres (by road) southwest of Houston in west-central British Columbia.

Mining is done with standard open-pit truck and shovel equipment. The ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, while the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Exploration History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited ("Kennco") in 1962 in the course of investigating the source of anomalous stream sediment samples. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry Mine property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes. The property was optioned in 1972 to Granby Mining Company Ltd. ("Granby"), which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco.

Kennco's successor, Kennecott Canada Inc. ("Kennecott"), optioned the Huckleberry property to New Canamin Resources Ltd. ("New Canamin") in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program, a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit.

The Huckleberry Property was purchased from Kennecott in March 1994 by New Canamin. Princeton Mining Corporation ("Princeton") acquired New Canamin by way of a plan of arrangement in July 1995. Application for a Mine Development Certificate under the MDAA (B.C.) was filed in May 1995. The Project Approval Certificate was received on December 22, 1995.

Geology

The Huckleberry Property deposits occur within the Intermontane Tectonic Belt near its western contact with the coast crystalline belt, in an area underlain by early to middle Jurassic volcanic and sedimentary rocks of the Hazelton Group. Mineralization occurs predominantly in the volcanic rocks, but also occurs in, and is genetically related to Cretaceous intrusions. Numerous other porphyry copper and molybdenum deposits and prospects occur in the district.

The Main Zone and East Zone deposits are centrally located within a 5 kilometre long and 2 kilometre wide, east-west trending, elliptical shaped area of propylitic alteration. Mineralization, which is the product of a high-sulphur hydrothermal system, consists of abundant sulphide vein and fracture fillings with lesser disseminated sulphides in vein selvages and envelopes within hornfelsed and locally albitically altered volcanic rocks. Disseminated mineralization is more prevalent within the intrusive rocks. Total sulphide content averages approximately 3 to 5 percent, with a pyrite shell that extends beyond the boundaries of economic mineralization. Almost all of the copper occurs as chalcopyrite with only rare occurrences of bornite. The Main Zone deposit is kidney shaped in plan with a length of 500 metres and a width of 150 metres and is partly open to expansion on its northern margin. The East Zone deposit is an elongate, easterly trending zone, approximately 200 to 300 metres wide, 900 metres long and at least 300 metres deep. This deposit is truncated on two sides by post-mineral faults but remains open at depth. Fractures and veinlets carrying sulphides vary from 0.5 millimetres to greater than 1 centimetre and generally form a strong stockwork zone. Veins display a wide variety of orientations but typically are steeply dipping. Within the defined deposit areas mineralization grades display a high degree of continuity. Gangue fillings within the veins are, in order of abundance, gypsum, quartz, biotite, albite, magnetite and orthoclase.

Project Financing

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June, 1996 Mitsubishi Materials Corporation, Dowa Mining Co., Ltd., Furukawa Co., Ltd and Marubeni Corporation (the "Japan Group") purchased a 40% equity position in Huckleberry Mines Ltd. and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co., Ltd. and Furukawa Co., Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry Mines Ltd. of $15 million for infrastructure including roads, power lines and port facilities. The initial financing arrangements can be summarized as follows:

	Millions
Equity (US$30 million converted @ $0.72)	$41.7
Japan Group loan (US$60 million converted @ $0.72)	$83.3
B.C. Government infrastructure loan	$15.0
	$140.0

In November 1997, Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997, Marubeni Corporation, one of the members of the Japan Group, provided an additional US$10 million loan to Huckleberry Mines Ltd. for working capital purposes.

With financing in place, construction commenced in June 1996 and was completed in September 1997. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry Mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998, the major stakeholders of the Huckleberry Mine entered into an Economic Plan sponsored by the British Columbia Job Protection Commission (the "Huckleberry Mine Economic Plan"). The term of this agreement was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Mine Economic Plan. Some of the cost reductions realized under the Huckleberry Mine Economic Plan are repayable after July 24, 2000 while power cost reductions are tied to a formula that increases power costs in the event that commodity prices and exchange rates exceed specified levels for a period of up to three years after July 24, 2000.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for

repayment no later than January 1, 2002. This payment date has now been rescheduled to December 31, 2002 to allow the parties to conclude a third loan restructuring agreement. The lenders have agreed verbally to extend the payment dates on the current portion of long term debt totalling approximately $33 million at September 30, 2002 to March 31, 2003. This amount represents Imperial's 50% interest in the current portion of the long term debt of Huckleberry Mines Ltd. The formal extension agreement is currently being circulated for signature by all parties to the loan agreement. There can be no assurance that Huckleberry Mines Ltd. will be successful in rescheduling this debt payment, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

As part of the second loan restructuring agreement, Imperial provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry Mine except for the Marubeni working capital loan. Imperial also sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Imperial now owning 50%.

The working capital loan of US$10 million from Marubeni Corporation was repaid in 2000. Reference should be made to the "Consolidated Capitalization" and "Risk Factors" sections.

Project Status

Mining

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit was completed during the second quarter of 2002. Advanced stripping the East Zone pit – Stage 2 began at the end of 2001 to ensure a continuous ore supply to the mill during 2002.

A decision was made late in 2000 to replace the Cat 777 fleet (85 tonne) with larger Cat 785 trucks (142 tonne) to lower mining costs in the coming years when extensive stripping of the East Zone will be required. Changeover of the fleet began in the fall of 2000.

During 2000, an additional 1,556,000 tonnes of ore was identified in the Main Zone. This tonnage has been included in the probable ore reserves. Copper prices of US $0.70 per pound for the Main Zone and US $1.00 per pound for the East Zone were used for the pit optimization process. The probable reserves, as of December 31, 2001, are as follows:

Probable Reserves (as at December 31, 2001)							
	Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
East Zone	0.26	51,610,000	0.478	0.013	0.054	2.880	0.76
Main Zone	0.35	2,774,000	0.517	0.014	0.071	2.262	0.35
Total		54,384,000	0.480	0.013	0.055	2.848	0.74

Notes:
Copper prices of US$0.70 per pound for the Main Zone and US$1.00 per pound for the East Zone were used for the pit optimization process.
Development of these reserve estimates was done at the minesite under the supervision of Huckleberry's Mine Superintendent, Bill Dodds, P. Eng. (Qualified Person).

Based on the revised reserve estimations and predicted mill throughputs as discussed below, the life of the Huckleberry Mine is expected to extend through to 2008. The Main Zone pit was mined out in April of 2002.

Milling

Mill throughput averaged 20,317 tonnes per day to the end of December 2001, 23% over the design capacity of 16,500 tonnes per day. The molybdenum circuit performance has continued to improve, since its commissioning in March 1998, with molybdenum recoveries increasing from 45.5% in December 1998 to averaging 73.5% for 2001.

A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are further broken and then returned to the SAG mill.

Production Statistics

The following is a summary of the production statistics for the Huckleberry Mine for the periods indicated:

	Nine Months Ended September 30, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Ore milled (tonnes)	5,397,507	7,415,866	7,145,600
Ore milled per calendar day (tonnes)	19,771	20,317	19,523
Ore milled per operating day (tonnes)	21,209	21,732	21,337
Grade (%) – Copper	0.531	0.522	0.502
Grade (%) – Molybdenum	0.015	0.016	0.013
Recovery (%) – Copper	88.66	94.00	93.3
Recovery (%) – Molybdenum	51.60	73.30	63.7
Copper produced (lbs.)	55,977,127	80,243,322	73,831,000
Molybdenum produced (lbs)	900,905	1,958,544	1,314,662

Exploration

Exploration activities in 2001 concentrated on following up targets identified in 2000. No significant additional reserves have so far been identified, but results are sufficiently encouraging to continue exploration activities.

Debt Repayment

Huckleberry is not in a position to make payments on its long term debt and is presently in negotiation with its lenders to restructure its long term debt. Although management believes that satisfactory debt restructuring arrangements can be made, no assurances can be given in this regard.

Sterling Mine

Introduction

The Sterling Mine operated as a heap leach gold mine from 1980 to 1997. It is 100% owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. Net smelter royalties of 2.25% are payable on production from the Sterling Mine. Mining operations are currently suspended.

Location and Description

The Sterling Mine is located in southern Nye County, Nevada, about 115 miles (185 kilometres) northwest of Las Vegas. It lies on the east side of Bare Mountain (summit 6,317 feet), a small mountain range at the southern end of Pahute Mesa in the Great Basin. The mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8-mile long gravel road connects the mine to U.S. Highway 95, 15 miles southeast of the small town of Beatty.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million

years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° Fahrenheit. Winters are mild.

The Sterling Mine property consists of 149 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. The claims and mill site cover approximately 3,099 acres and are located on land administered by the U.S. Bureau of Land Management.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine or Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Imperial acquired a 10% interest in 1992.

Placer Dome (U.S.) ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property, which could meet its discovery objectives. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Imperial increased its ownership of Sterling to 100% on December 31, 1999 by exercising an option from Cathedral granted pursuant to a debt settlement arrangement.

Open pit mining of the Sterling deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until 1997 when market conditions impacted profitability. Average production grades were maintained at 0.25 opt gold, which kept the underground mining cutoff grade at 0.1 opt. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place.

Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production (1980 through 2000) is 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries have averaged 88%, without milling.

Geology

In the now mined-out Sterling deposit, gold mineralization occurs mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal "pipes" along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the 'cap' to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The new *144 Zone* is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 750 feet (230 metres) below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation.

Drilling in this area in 2001 resulted in some very significant gold intercepts, as illustrated in the following table:

		Gold Grade	
		grams/tonne	ounces/st
Hole 01-7A	(-66°/281°)		
	685-795 feet (110 feet)	5.28	0.15
	Including 20 feet	10.83	0.32
	Including 10 feet	14.25	0.42
Hole 01-9	(-90°)		
	730-775 feet (45 feet)	19.56	0.57
	Including 20 feet	35.41	1.03
	Including 10 feet	58.62	1.71

Detailed results of all holes drilled in the six hole program in 2002 are as follows:

Hole 02-18	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
	633.0 – 762.0	193.0 – 232.3	129.0	39.3	0.20	6.86
including	705.5 – 762.0	215.1 – 232.3	56.5	17.2	0.40	13.71
	720.0 – 757.0	219.5 – 230.8	37.0	11.3	0.54	18.51
	723.7 – 738.5	220.6 – 225.1	14.8	4.5	0.99	33.94
	723.7 – 728.0	220.6 – 221.9	4.3	1.3	2.02	69.26
	750.0 – 752.0	228.7 – 229.3	2.0	0.6	1.02	34.97

	Interval		Length		Gold Assay	
	feet	*metres*	*feet*	*metres*	*oz/t*	*g/t*
Hole 02-19	669.0 – 794.0	203.9 – 242.0	125.0	38.1	0.13	4.40
including	673.5 – 692.5	205.3 – 211.1	19.0	5.8	0.19	6.64
	683.0 – 692.5	208.2 – 211.1	9.5	2.9	0.27	9.25
	687.0 – 692.5	209.4 – 211.1	5.5	1.7	0.31	10.70
	719.5 – 729.5	219.4 – 222.4	10.0	3.0	0.22	7.59
	719.5 – 724.5	219.4 – 220.9	5.0	1.5	0.30	10.39
	745.0 – 764.0	227.1 – 232.9	19.0	5.8	0.18	6.04
	750.0 – 753.5	228.6 – 229.7	3.5	1.1	0.28	9.46
	781.0 – 794.0	238.1 – 242.1	13.0	4.0	0.17	5.78
Hole 02-20	675.5 – 757.2	205.9 – 230.8	81.7	24.9	0.08	2.74
including	694.5 – 699.0	211.7 – 213.1	4.5	1.4	0.13	4.46
	728.0 – 757.2	211.9 – 230.8	29.2	8.9	0.11	3.77
	733.5 – 748.5	223.6 – 228.1	15.0	4.6	0.14	4.80
	733.5 – 739.5	223.6 – 225.4	6.0	1.8	0.20	6.86
	736.5 – 739.5	224.5 – 225.4	3.0	0.9	0.26	8.91
	778.2 – 784.8	237.2 – 239.2	6.6	2.0	0.15	5.14
Hole 02-21	693.0 – 740.5	211.3 – 225.8	47.5	14.5	0.51	17.56

including	706.7 – 740.5	215.5 – 225.8	33.8	10.3	0.70	23.86
	721.0 – 740.5	219.8 – 225.8	19.5	5.9	1.08	37.03
Hole 02-22	730.0 – 757.0	222.5 – 230.7	27.0	8.2	0.08	2.74
including	733.0 – 740.0	223.4 – 225.6	7.0	2.1	0.09	3.09
	749.2 – 757.0	228.4 – 230.7	7.8	2.4	0.13	4.46
Hole 02-23	717.8 – 749.7	218.8 – 228.5	31.9	9.7	0.13	4.46
including	722.0 – 725.7	220.1 – 221.2	3.7	1.1	0.21	7.20
	742.0 – 748.6	226.2 – 228.2	6.6	2.0	0.21	7.20
	746.0 – 748.6	227.4 – 228.2	2.6	0.8	0.41	14.06

In plan, the dimensions of the mineralized zone now stand at approximately 500 feet north-south and 250 feet east-west, centred on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit probably exist in this direction. Also, mineralization is expected to continue to depth along the Reudy fault zone because this is the principal feeder.

The zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling Mine, provides an exciting exploration target.

Silvertip Property

Introduction, Property Location and Description

The Silvertip Property was 100% owned by Silvertip Mining Corporation, a wholly owned subsidiary of Imperial. The property consists of 63 claims and 26 fractional claims covering an area of 21,575 hectares and is located in northern British Columbia adjacent to the Yukon border about 85 kilometres southwest of Watson Lake, Yukon. There is a 5% net profit royalty on eight of the mineral claims, but none of the known mineral resources are on the claims on which the royalty applies. The property contains the Silver Creek and the Discovery zinc-silver-lead massive sulphide deposits and some barite deposits about 11 kilometres to the northeast.

Disposition

The Silvertip Property was recently sold to Silver Standard Resources Inc. for C$1,200,000 cash, plus 100,000 common shares of Silver Standard. A right of first offer was retained in the event that Silver Standard decides to sell the Silvertip Property in the future.

Other Properties

Imperial has interests in a broad range of exploration and early stage development properties located principally in Canada and United States. These were conveyed to Imperial as part of the Plan and are briefly described in the following table:

NAME	COMMODITY	PROV/STATE	OPERATOR	INTEREST
Addington Mine	Gold	Ontario	Imperial	100%
Au	Gold	British Columbia	Zimtu Technologies	Optioned to Zimtu
Blue Moon	Base metals	California	Boliden	10% NPI capped at $2 million
Bronson	Gold	British Columbia	Imperial	40%
Cariboo	Gold	British Columbia	Imperial	100%
Cedar Creek	Gold	British Columbia	Wildrose Resources	Earning 50% pursuant to an option
Close Lake	Uranium	Saskatchewan	Cogema Resources	2% NPI
Cunningham Creek	Gold	British Columbia	Golden Cariboo Resources	Optioned to Golden Cariboo

NAME	COMMODITY	PROV/STATE	OPERATOR	INTEREST
Edwards (North)	Base metals	Ontario	Anvil Resources	25%
Estella	Zinc, lead, copper	British Columbia	Imperial	100%
Hoodoo Canyon	Gold	Nevada	Gooding Corporation	4% NSR
Indata	Copper, gold	British Columbia	Wildrose Resources	15.20%
Invermay	Copper, gold, silver	British Columbia	Imperial	100%
Mattawa	Garnet	Ontario	Imperial	100%
Merritt Coal	Natural gas, coal	British Columbia	Forum Development Corp.	1% to 3.5% GOR
Porcher Island	Gold	British Columbia	Imperial	100%
Rain	Copper, lead, zinc	British Columbia	Imperial	50%
Rio Lluta	Copper	Chile	Minera la Mancha	0.50% NSR
Sherlynn	Copper, zinc	Manitoba	Aur Resources	2.5% NPI
Similco Mine	Copper, gold, silver	British Columbia	Similco Mines	100%, subject to option for sale.
Spanish Mountain	Gold	British Columbia	Imperial	Earning 75% pursuant to an option
Takla Rainbow	Gold	British Columbia	Imperial	100%
Tenabo	Gold	Nevada	Placer Dome	3% NSR capped at $1.25 million

Effective May 31, 2002, Imperial sold a wholly owned subsidiary, Bethlehem Resources (1996) Corporation, the owner of the shut down Goldstream Mine and two other exploration projects near the Goldstream Mine, to Orphan Boy Resources Inc. for proceeds of $500,000 in cash and concurrent with the sale purchased 800,000 common shares of Orphan Boy at $0.50 per share at a cost of $400,000 pursuant to a private placement entered into as part of the purchase and sale transaction.

PRINCIPAL COMMON SHAREHOLDERS

To the knowledge of the directors of Imperial as at the date hereof, there are no persons who directly or indirectly beneficially own or exercise control or direction over more than 10% of the outstanding voting rights attached to the Common Shares as at the date of this Offering, other than the following:

Name	Number of Common Shares	Percentage
Edco Financial Holdings Ltd.; Edco Oil & Gas Ltd; and Murray N. Edwards	5,930,333	37.6%

Officers and directors of Imperial, as a group, hold a total of 1,136,600 Common Shares (7%).

DIRECTORS AND OFFICERS

The names and positions of the directors and senior officers of Imperial are as follows:

Name	Position with Imperial	Shares Beneficially Owned or Controlled
Deepwell, Andre H.	Chief Financial Officer, Vice President, Finance & Corporate Secretary	8,132
Findlay, Kelly	Treasurer	Nil
Geib, K. Peter	Director	Nil
Kynoch, J. Brian	Director, Chief Operating Officer & Senior Vice President	105,623
Lebel, Pierre B.	Director & President	137,264
McAndless, Patrick M.	Vice President, Exploration	13,869
Miller, Jack H.L.	Vice President, Operations	Nil
Moeller, Larry G.J.	Director	871,712

USE OF PROCEEDS

Assuming all of the Rights are exercised, the net proceeds from this Offering of approximately $1,329,823, after deducting the expenses of this Offering, which is estimated to be approximately $50,000, will be used to fund exploration at the Sterling Mine property ($800,000) and the balance to maintain the Mount Polley Mine on care and maintenance, complete metallurgical testwork at Mount Polley and for general corporate purposes.

There is no soliciting dealer for the Offering. There is no minimum amount for the Offering.

DESCRIPTION OF SHARE CAPITAL

Imperial is authorized to issue 100,000,000 Common Shares without par value (the "Common Shares"), 50,000,000 First Preferred shares without par value, issuable in series, (the "Imperial First Preferred Shares"), and 50,000,000 Second Preferred shares without par value, issuable in series, (the "Imperial Second Preferred Shares"). As of the date hereof, 15,769,411 Common Shares are issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, Imperial First Preferred Shares and Imperial Second Preferred Shares (collectively, the "Imperial Shares").

Imperial Shares Generally

No Imperial Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase fund. Provisions as to the modification amendment or variation of such rights are contained in the *Company Act* (British Columbia) (the "Company Act").

Common Shares

Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Imperial. Each Common Share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Imperial, after payment of all outstanding debts, and subject to the rights of the holders of Imperial First Preferred Shares and Imperial Second Preferred Shares, the remaining assets of Imperial available for distribution will be distributed to the holders of Common Shares. Dividends may be declared and paid on the Common Shares in such amounts and at such times as the directors shall determine in their discretion in accordance with the Company Act and the Articles of Imperial. There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions attaching to the Common Shares. Common Shares are not liable to further calls or to assessment by Imperial.

Imperial First Preferred Shares

The Imperial First Preferred Shares are not, except as required by the Company Act or as provided in the series share provisions, entitled to receive notice of, attend or vote at any general meeting of shareholders of Imperial. The Imperial First Preferred Shares may be issued by the Board of Directors of Imperial (the "Imperial Board") from time to time, in one or more series, each series to consist of such number of shares as determined by the Imperial Board. The Imperial First Preferred Shares of each series may have attached preferences, privileges, rights, restrictions, conditions or limitations, including with respect to payment of dividends, redemption, sinking or other funds, subdivision, consolidation or reclassification, borrowing, the creation of additional series of Imperial First Preferred Shares, and the exchange of Imperial First Preferred Shares into other shares of Imperial. Holders of Imperial First Preferred Shares will be entitled to preference over the Common Shares and the Imperial Second Preferred Shares with respect to payment of dividends, and in the event of the liquidation, dissolution or winding up of Imperial, preference over the Common Shares and Imperial Second Preferred Shares with respect to the amount paid up thereon or such greater amount as such shares may be entitled to receive from the assets of Imperial.

Imperial Second Preferred Shares

The Imperial Second Preferred Shares are not, except as required by the Company Act or as provided in the series share provisions, entitled to receive notice of, attend or vote at any general meeting of shareholders of Imperial. The Imperial Second Preferred Shares may be issued by the Imperial Board from time to time, in one or more series, each series to consist of such number of shares as determined by the Imperial Board. The Imperial Second Preferred Shares of each series may have attached preferences, privileges, rights, restrictions, conditions or limitations, including with respect to payment of dividends, redemption, sinking or other funds, subdivision, consolidation or reclassification, borrowing, the creation of additional series of Imperial Second Preferred Shares, and the exchange of Imperial Second Preferred Shares into other shares of Imperial. Holders of Imperial Second Preferred Shares will be entitled to preference over the Common Shares with respect to payment of dividends, and in the event of the liquidation, dissolution or winding up of Imperial, preference over the Common Shares with respect to the amount paid up thereon or such greater amount as such shares may be entitled to receive from the assets of Imperial.

Stock Options

At the annual and extraordinary shareholders meeting held on March 7, 2002, the shareholders of Imperial approved a stock option plan for Imperial. The stock option plan provides that the directors or a special committee of directors (the "Committee") of Imperial may grant options to purchase Common Shares of Imperial to directors, officers, employees of and certain other persons providing services on an ongoing basis to Imperial and its subsidiaries, as applicable, on terms that Imperial may determine within the limitations set out in the stock option plan.

The stock option plan also contains the following key terms:

a) the maximum number of shares that may be reserved for issuance is limited to 1,500,000 Common Shares;
b) the exercise price of the options will be determined by the Committee and will not be less than the closing price of Imperial Common Shares on the exchange on which such shares are listed on the date immediately prior to the date of grant; and
c) the expiry date of an option shall be determined by the Committee which shall not exceed ten years.

As at the date hereof, options to purchase 1,495,000 Common Shares are outstanding as set forth in the following table:

Group (Number of Persons)	Number of Common Shares Under Option	Exercise Price Per Share	Expiry Date
Directors (2)	150,000	$0.50	July 22, 2007
Executive Officers (4)	805,000	$0.50	July 22, 2007
Other Officers (3)	170,000	$0.50	July 22, 2007
Employees (22)	370,000	$0.50	July 22, 2007

Common Share Purchase Warrants

In March 1999, 2,000,000 share purchase warrants were granted to Sumitomo Corporation pursuant to a debt restructuring arrangement (the "Warrants"). The Warrants were consolidated by operation of the Plan such that Sumitomo Corporation now holds 200,000 share purchase warrants entitling it to acquire one common share of IEI Energy Inc. and one Imperial Common Share exercisable at the price of $12.50 per warrant. The warrants are valid until December 31, 2002.

INCOME TAX CONSIDERATIONS

Holders are advised to consult their own tax advisors for advice concerning the particular income tax consequences to them relating to the Rights and Common Shares.

TRADING HISTORY

The Common Shares of Imperial became listed on the TSX under the symbol "III" on April 25, 2002. The following table sets forth for the periods indicated the high and low ranges and trading volumes of the Common Shares of Imperial on the TSX:

2002	High	Low	Volume
April	$2.75	$1.95	23,867
May	$1.25	$0.60	547,464
June	$0.95	$0.76	87,474
July	$0.65	$0.38	230,641
August	$0.60	$0.37	487,117
September	$0.55	$0.415	139,031
October	$0.45	$0.295	140,852
November	$0.37	$0.295	145,233
December (to the 18th)	$0.42	$0.33	183,216

The closing trading price of the Common Shares on the TSX on December 18, 2002 (the day prior to setting the Subscription Price) was $0.36 per Common Share.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Imperial as at the dates indicated.

	Outstanding at December 31 2001 (audited)	Outstanding at January 1, 2002 *(Note 1)* (unaudited)	Outstanding at September 30 2002 (unaudited)	Proforma Outstanding at September 30 2002 after giving effect to this issue (unaudited)
Long term debt and accrued interest (current and non-current portions)	$ -	$77,544,403	$79,252,880	$79,252,880
Shareholders' Equity (Capital Deficiency)	$1	$(1,665,950)	$(14,161,528)	$(12,831,704)
Number of common shares issued *(Note 2)*	1	15,769,410	15,769,411	19,711,764
Deficit	$ -	$(4,421,131)	$(16,916,710)	$(16,916,710)

Note 1. Imperial had no operations prior to January 1, 2002. The January 1,2002 balances reflect the assets and liabilities acquired from IEI Energy Inc. and the adoption of certain new accounting policies described in the notes to the Company's financial statements for the nine months ended September30, 2002.
Note 2. Imperial has outstanding options to purchase up to 1,495,000 common shares and outstanding warrants to purchase up to 2,000,000 common shares. See "Description of Share Capital".
Note 3. The pro-forma amounts assume that the Rights Offering is fully subscribed and that the expenses of the Offering are $50,000.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Imperial are Deloitte & Touche LLP. The registrar and transfer agent for the Common Shares is Computershare Trust Company of Canada.

MATERIAL CHANGES

There have been no material changes in the business, operations or capital of Imperial since the date of the interim unaudited financial statements of Imperial for the nine months ended September 30, 2002 (being the latest financial statements of Imperial), except as disclosed herein.

RISK FACTORS

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long term profitability of Imperial's operations will be in part directly related to the cost of its exploration programs, which may be affected by a number of factors.

Substantial expenditures and time are required to establish ore reserves through drilling, to evaluate metallurgical processes to extract the metal from the ore and, in the case of new properties, to obtain the necessary approvals and to develop the mining and processing facilities. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations.

Development of mineral deposits is subject to an array of complex economic factors and accordingly, there is no assurance the projected results contained in any feasibility study will be attained. In addition, ability to achieve timing, production and cost targets cannot be assured. Technical considerations, delays in obtaining necessary approvals, delays or inability to raise financing could cause delays in developing properties. These impacts could materially adversely affect the financial performance of Imperial.

Except for the Mount Polley Mine and Huckleberry Mine, no mineable ore bodies have yet been defined on the other properties of Imperial. Furthermore, even if mineable ore bodies are found on other properties, financial resources are currently not available to bring the properties into production.

Huckleberry Mine

Because of continuing low copper prices, there is substantial uncertainty whether the Huckleberry Mine can generate sufficient cash flow to meet its scheduled liabilities and therefore continue operations. Huckleberry Mines Ltd. is not in a position to make payments on its long term debt. There can be no assurance that Huckleberry Mines Ltd. will be successful in restructuring its long term debt, and in the event it is unsuccessful, Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

Operating Risks

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, toxic substances and other hazards. These risks may cause delays in production, increased costs and increased liabilities. Imperial will have insurance in amounts that it considers to be adequate to protect itself against certain business and mining risks. However, Imperial may become subject to liability which it cannot insure against or which it may elect not to insure against due to premium costs or other reasons. In particular, Imperial will not be specifically insured for environmental liability.

Prior Interests

Due to the large number and diverse legal nature of Imperial's mineral interests, full investigation or surveys of each such interest has not been carried out and the interests may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Imperial has not conducted full searches of title that would reveal the existence of any claims adverse in interest to Imperial's title to the properties. Imperial has constructive notice and is therefore subject to any such claims that may be registered. Imperial has not received

actual notice of any claims except as are disclosed herein. If prior claims and interests exist, then all affected properties are at risk.

Royalties

The government of the United States may impose royalties on gross proceeds from mining operations or restrictions on ownership by foreign companies or both which may negatively affect Imperial's United States based mining operations. The government of the United States has proposed a net smelter returns royalty of 4-8% for mines on federal land. If this legislation is passed, it will negatively affect the potential profitability of the Sterling Mine.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks, and in particular unexpected or unusual geological operating conditions including rockbursts, cave-ins, fires and flooding, may occur. Imperial may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks and Imperial has decided not to take out insurance against such risks at the present time due to high premiums. Paying compensation for obligations resulting from such liability may significantly impact Imperial.

Influence of Metal Prices and Currency Exchange Rates

Imperial's revenues, if any, are expected to be in large part derived from the mining and sale of copper and gold. The prices of copper and gold have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond Imperial's control, including international economic and political trends, currency exchange fluctuations (specifically the U.S. dollar relative to other currencies), interest rates, global or regional consumptive patterns, speculative activities and increasing production due to new mine developments and improved mining and production methods. Additionally, gold prices are also influenced by the expectation of inflation and gold coin programs that affect consumption patterns. The effect of these factors on the price of copper and gold cannot be accurately predicted.

Currency fluctuations may affect revenues and costs. Copper and gold are sold based on a U.S. dollar price, while costs are based on the currency of the properties host country. Fluctuations in exchange rates can significantly impact Imperial's financial position.

Metal prices will fluctuate and may drop to the point where continued operations must be suspended until better prices are re-established, as is presently the case for the Mount Polley Mine.

Reserves

The reserve figures presented in this Circular are estimates, and no assurance can be given that the indicated level or recovery of metal will be realized. The ore reserve figures have been determined based upon assumed metal prices and operating costs. Market price fluctuations of copper and gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may impair the profitability of a mine in any particular accounting period.

Joint Venture Agreements

Imperial may, in future, be unable to meet its share of costs incurred under the joint venture agreements relating to the properties and may have its interest in such properties reduced as a result. If other joint venture participants do not meet their share of such costs, Imperial may be unable to finance the costs required to complete programs recommended by the managers of such properties. In certain exploration and mining joint ventures Imperial is contingently liable for the other venturer's share of future site restoration costs and other liabilities associated with the joint venture. Imperial would have claims on the related assets of the other venturer that could reduce or eliminate the amount of any ultimate liability.

Capitalization and Commercial Viability

Imperial has limited financial resources and there is no assurance that additional funding will be available to Imperial for further exploration or development of any of its properties or to fulfill its obligations under any applicable agreements. Although Imperial has been successful in the past in obtaining financing through the sale of equity securities or through joint venture or option arrangements, there can be no assurance that Imperial will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Imperial's properties with the possible loss of properties.

If Imperial proceeds to production on a particular property, commercial viability will be affected by factors that are beyond Imperial's control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the protection of the environment and agricultural lands. The effect of these and other factors listed above cannot be accurately predicted.

With its limited financial resources, there is no assurance that Imperial will be able to provide the ongoing financial support that may be required by the Mount Polley Mine and the Huckleberry Mine in the event that commodity prices, particularly copper and gold, fail to improve. This could place all or part of Imperial's interest in these projects at risk.

With its limited financial resources, there is no assurance that Imperial will be able to provide the ongoing financial support that may be required by its affiliates. Accordingly, the medium and long term viability of its affiliates is dependent upon improvement in metal prices, particularly copper and gold, a favourable exchange rate, their ability to raise funds in the equity markets and their ability to enter into favourable option and joint venture arrangements.

Permits and Licences

The operations of Imperial require licences and permits from various governmental authorities. Imperial believes that it presently holds all necessary licences and permits required to carry on with activities that Imperial is currently conducting under applicable laws and regulations in respect of the properties and Imperial believes Imperial is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that Imperial will be able to obtain all necessary licenses and permits that may be required to commence construction or operation of mining facilities at properties under exploration or development or to maintain continued operations at economically justifiable costs.

Conflicts of Interest

Certain of the proposed directors and officers of Imperial are also directors, officers and shareholders of other natural resource companies. Such directors and officers have been advised of their fiduciary obligations to Imperial and its shareholders. Conflicts may arise, however, between the obligations of these directors and officers to Imperial and such other natural resource companies.

CONTINUOUS DISCLOSURE

Continuous disclosure information for Imperial can be obtained from the SEDAR website which is located at www.sedar.com.

ENQUIRIES

Enquiries relating to this Offering should be addressed to Imperial at 604-669-8959.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

December 20, 2002

IMPERIAL METALS CORPORATION

(signed) Pierre B. Lebel
President

(signed) Andre Deepwell
Chief Financial Officer

82-34714

IMPERIAL METALS CORPORATION

May 15, 2003

03 MAY 30 AM 7:21

Dear Shareholder,

Enclosed is the Notice of Meeting, Information Circular, Proxy, Supplemental Mailing List Return Card, and 2002 Annual Report which summarizes the activities of the Company and contains the financial statements for the fiscal period ended December 31, 2002.

We extend an invitation to you to attend the Annual General Meeting of Imperial Metals Corporation, which will be held on ***June 11, 2003 at 2:00pm in the Weldwood Room #5 at the YWCA, 4th Floor – 535 Hornby Street, Vancouver, British Columbia.***

Following the formal section of the Annual General Meeting, there will be a brief presentation on Imperial's current activities.

We look forward to meeting you at the June 11th annual meeting. If you are unable to attend, we encourage you to return your completed Proxy in the envelope provided.

Yours truly,

Imperial Metals Corporation

J. Brian Kynoch
President

Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6
[illegible] Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

200 – 580 Hornby Street
Vancouver, British Columbia
V6C 3B6

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the Members of IMPERIAL METALS CORPORATION (the "Company") will be held in the Weldwood Room, YWCA, 4th Floor, 535 Hornby Street, Vancouver, British Columbia, on Wednesday, June 11, 2003, at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2002, together with the Auditors' Report thereon;

2. To elect directors;

3. To appoint Auditors for the ensuing year at a remuneration to be fixed by the Directors; and

4. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

This Notice of Meeting is accompanied by an Information Circular, a Form of Proxy, Annual Report of the Company containing the audited Financial Statements of the Company for the year ended December 31, 2002 and a Return Card Form. The Information Circular is expressly made part of this Notice.

Those Members who are unable to attend the Meeting in person are requested to read, complete, date, sign and return the enclosed Form of Proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 1st day of May, 2003.

BY ORDER OF THE BOARD

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

IMPERIAL METALS CORPORATION

200 – 580 Hornby Street
Vancouver, British Columbia V6C 3B6

INFORMATION CIRCULAR

As at May 1, 2003

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF IMPERIAL METALS CORPORATION (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF MEMBERS OF THE COMPANY TO BE HELD ON WEDNESDAY, JUNE 11, 2003 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR, AND AT ANY ADJOURNMENT THEREOF. Solicitations may be made by mail and be supplemented by telephone or other personal contact by the officers, employees or agents of the Company without special compensation. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are directors and/or officers of the Company. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND REPRESENT THEM AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF THE APPOINTED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.** A Form of Proxy will not be valid unless it is completed, dated, signed and received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before holding the Meeting or any reconvening thereof.

A proxy may be revoked by instrument in writing executed by the Member or by the Member's attorney authorized in writing or where the Member is a corporation, a duly authorized officer or attorney of the corporation and delivered either at the registered office of the Company, 580 Hornby Street, Suite 200, Vancouver, British Columbia, V6C 3B6, or at Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

VOTING OF PROXIES

Where instructions contained in the Form of Proxy returned by a Member are certain, the shares represented by the proxy will be voted on any poll, and where the shareholder whose Form of Proxy has been properly given specifies a choice with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specification so made. **IN THE ABSENCE OF SUCH SPECIFICATION, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE PROXYHOLDER NAMED IN THE ACCOMPANYING FORM OF PROXY AND IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTORS AND THE APPOINTMENT OF AUDITOR AS SET OUT IN THE FORM OF PROXY.**

The enclosed Form of Proxy confers discretionary authority upon the named proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice of Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.

Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, *not* be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 1, 2003, the Company had 19,711,764 issued and outstanding fully-paid and non-assessable common shares without par value. On a show of hands, each member present in person at the Meeting shall have one vote, and on a poll, each member present at the Meeting in person or by proxy who is entitled to vote shall have one vote for every share held by such member.

The Board of Directors of the Company has fixed a record date of May 1, 2003 for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of any member to receive notice of the Meeting does not deprive the member of the right to vote at the Meeting.

Approval of any matter at the Meeting generally requires a majority of the votes cast at the Meeting on the resolution.

To the knowledge of the directors and officers of the Company, the only person or company who beneficially owns or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to the common shares of the Company is Mr. N. Murray Edwards and Edco Financial Holdings Ltd., a company controlled by Mr. Edwards, whom hold collectively 7,579,029 common shares, representing approximately 38% of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

Advance Notice of the Meeting as required by Section 111 of the *Company Act* (British Columbia), was published in The Vancouver Sun newspaper on April 14, 2003. No nominations for election of Directors have been received by the Company.

The board of directors of the Company currently consists of four directors. The persons named in the enclosed form of instrument appointing a proxy intend to vote for the election of the nominees whose names appear in the table below, all of whom are now directors of the Company. The management of the Company has no reason to believe that any of the said nominees will be unable to serve as a director, but, should that occur prior to the Meeting, the persons named in the enclosed Form of Proxy intend to vote for another nominee in their discretion unless members executing the Form of Proxy who do not wish their shares to be voted in this manner have specified in their proxy that their shares are to be withheld from voting in the election of directors.

The following table sets out the names of persons proposed to be nominated by management for election as a director; all positions and offices in the Company held by them; their current principal occupation; the periods during which they have served as a director; and the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by them, as of May 1, 2003. Each director elected will hold office until the next annual general meeting of the Company, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Name, Residence and Position	Principal Occupation	Director Since	Shares owned or controlled directly or indirectly
Pierre B. Lebel [(1) (2)] North Vancouver, BC, Canada *Director and Chairman*	Chairman of the Company.	December 6, 2001	174,948
J. Brian Kynoch Vancouver, BC, Canada *Director and President*	President of the Company.	March 7, 2002	132,053
Dr. K. Peter Geib [(1) (2)] Frankfurt, Germany *Director*	Chairman, Novis Investitions GmbH, a natural resource and real estate holding Company in Germany.	March 7, 2002	Nil
Larry G.J. Moeller [(1) (2)] Calgary, AB, Canada *Director*	Vice President, Finance of Edco Financial Holdings Ltd., a private company.	March 7, 2002	1,136,184

(1) Member of the Audit Committee.
(2) Member of Compensation Committee.

The information as to principal occupation and shares beneficially owned or controlled has been supplied by the nominees and is correct to the best of the knowledge of management.

APPOINTMENT OF AUDITORS

Management of the Company intends to nominate Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, for appointment as auditors of the Company for the ensuing year, at a remuneration to be fixed by the Directors. Deloitte & Touche LLP have been the auditor of the Company since January 16, 2003.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 or more, whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended December 31, 2002, the Company had 4 Named Executive Officers, Pierre B. Lebel, President of the Company, J. Brian Kynoch, Senior Vice President and Chief Operating Officer of the Company, Jack H.L. Miller, Vice President, Operations and Andre H. Deepwell, Chief Financial Officer, Vice President, Finance and Corporate Secretary. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the first financial year ended December 31, 2002:

Summary Compensation Table

Name and Position of Principal	Year	Annual Compensation			Long-Term Compensation			All Other Compen-Sation ($)
					Awards		Payouts	
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted (#)[1]	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	
Pierre B. Lebel [2] *President*	2002	$97,224	Nil	Nil	240,000	Nil	Nil	Nil
J. Brian Kynoch *Senior Vice President and Chief Operating Officer*	2002	$125,000	Nil	Nil	240,000	Nil	Nil	Nil
Jack H.L. Miller [3] *Vice President, Operations*	2002	$123,437	Nil	Nil	200,000	Nil	Nil	Nil
Andre H. Deepwell *Chief Financial Officer, Vice President, Finance and Corporate Secretary*	2002	$102,000	Nil	Nil	125,000	Nil	Nil	Nil

(1) These options were granted on July 22, 2002 at an exercise price of $0.50 per share and expire on July 22, 2007.

(2) The salary amount includes $14,436 paid pursuant to an Individual Pension Plan.

(3) Mr. Miller resigned as an officer of the Company on November 5, 2002. Salary paid includes payment for accrued vacation time.

Long-Term Incentive Plan Awards

During the most recently competed financial year December 31, 2002, the Company did not make any long-term incentive plan awards to its Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth individual grants of stock option during the financial year ended December 31, 2002 to the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Pierre B. Lebel	240,000	16.05%	$0.50	$0.45	July 22, 2007
Jack H.L. Miller[1]	200,000	13.38%	$0.50	$0.45	July 22, 2007
J. Brian Kynoch	240,000	16.05%	$0.50	$0.45	July 22, 2007
Andre H. Deepwell	125,000	8.36%	$0.50	$0.45	July 22, 2007

(1) Mr. Miller resigned as an officer of the Company on November 5, 2002 and his options have since expired.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Financial Year-End Option Values

The following table sets forth information regarding exercised share options by the Named Executive Officers during the year ended December 31, 2002 and fiscal year end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value [1] Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable / Unexercisable	Value [1] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/Unexercisable
Pierre B. Lebel	Nil	Nil	80,000 / 160,000	Nil / Nil
Jack H.L. Miller [2]	Nil	Nil	80,000 / 160,000	Nil / Nil
J. Brian Kynoch	Nil	Nil	66,667 / 133,333	Nil / Nil
Andre H. Deepwell	Nil	Nil	41,667 / 83,333	Nil / Nil

[1] Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 31, 2002 being $0.47 per share.

[2] Mr. Miller resigned as an officer of the Company on November 5, 2002 and his options have since expired.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts with the Named Executive Officers.

Report on Executive Compensation

The Company's executive compensation programme is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Base Salary

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates.

Annual Incentives

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions.

Long Term Compensation

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholdings by linking a significant component of executive compensation to the long term performance of the Company's common stock.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of The Toronto Stock Exchange. All directors and officers of the Company receive reimbursement for travel and other out-of-pocket expenses incurred in connection with their duties as directors, members of committees or officers of the Company.

Compensation of the Chairman

Mr. Lebel receives a base remuneration of $1,500 per month for acting as Chairman of the Company plus additional amounts on a time spent basis. No additional amounts were paid to Mr. Lebel in 2002.

CORPORATE GOVERNANCE

General

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSE Report") containing a series of guidelines for effective corporate governance. These guidelines deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of ensuring sound corporate governance. The TSE has, in accordance with a recommendation contained in the TSE Report, adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the guidelines set out in the TSE Report. In accordance with that listing requirement, particulars of the Company's corporate governance system are set forth below together with the plans of the Board of Directors of the Company (the "Board") to assure a greater degree of compliance with the guidelines during the current and future fiscal years of the Company.

Mandate of the Board

The mandate of the Board is to supervise the management of the affairs and business of the Company. Every director is required to act honestly and in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board.

The TSE Report sets out basic guidelines for the boards of all corporations which is summarized in the TSE Report as follows:

> "The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:
>
> (i) adoption of a strategic planning process;
>
> (ii) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;
>
> (iii) succession planning, including appointing, training and monitoring senior management;
>
> (iv) a communications policy for the corporation; and
>
> (v) the integrity of the corporation's internal control and management information systems."

The Board of the Company endorses the foregoing guideline, particularly because it reflects what the Board considers to be its policies and responsibilities.

Board Composition

One of the guidelines in the TSE Report makes it the responsibility of each board to make a determination of the status of each of its board members as related, unrelated, outside or inside, as such terms are defined or understood in the TSE Report. The directors of the Company, in compliance with the subject guideline (having examined the relevant definitions in the TSE Report and having individually considered their respective interests and relationships and having received and considered professional advice), have determined that the Board is composed of three outside directors, being directors who are not officers or employees of the Company, and one inside director. The Board has further determined that of its three outside directors, the three are unrelated directors (i.e. a director who is "independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding"). The one inside director is by definition, also a related director.

A further guideline in the TSE Report recommends that a majority of the board should consist of unrelated directors and that if the Company has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder. As indicated below, the Company does not have a "significant shareholder".

A further guideline in the TSE Report recommends that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board has considered this guideline and has determined that between four and six members is the optimum number of members for the Board of the Company at this time.

Significant Shareholder

The Company does not have a "significant shareholder", which by the definition in the TSE Report is a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

Independence from Management

A guideline in the TSE Report provides that the board should have the responsibility to ensure that the board functions independently of management. While it is not a firm guideline the TSE Report suggests that the independence of the board is most simply assured by separating the office of Chairman of the Board from that of the Chief Executive Officer.

The Company does comply with this guideline as Mr. Lebel is Chairman of the Board and is not a member of management.

Board Committees

The Board has two committees. The Audit Committee and the Compensation Committee. From time to time ad hoc committees of the Board are appointed. The guidelines in the TSE Report state that board committees should be comprised of outside directors but go on to state that a majority of their members should be unrelated directors.

The Company does not have a Nominating Committee. The full Board assumes responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Company does not have a Corporate Governance Committee. The full Board assumes responsibility for developing the Company's approach to corporate governance and has mandated itself:

1. to consider from time to time new nominees to the Board of Directors;
2. to develop and implement an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Company, its management and professional advisers and its facilities;
3. to develop and implement a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company directors;
4. to continue to develop the Company's approach to corporate governance issues; and
5. to review and respond to requests by individual directors of the Company to engage outside advisers at the expense of the Company.

Audit Committee

The Audit Committee is composed of three outside directors (K. Peter Geib, Pierre B. Lebel and Larry G.J. Moeller).

The Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the full Board.

Compensation Committee

The Compensation Committee is composed of three unrelated directors (K. Peter Geib, Pierre B. Lebel and Larry G.J. Moeller) and makes recommendations to the Board on, among other things, the compensation of senior executives.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any disposition or expenditure in excess of authorized budgets. Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing business. Changes in senior management are to be approved by the Board.

Board Performance

It is the responsibility of the Chair of the Board to ensure the effective operation of the Board. The Chair meets with directors to discuss the effectiveness of the process the Board follows and the quality of information provided to directors by management.

Shareholder Feedback

The Company seeks to provide to its shareholders clear and accessible information on the Company's operations. The officers and senior management of the Company are available to respond to shareholder requests.

INTERESTS OF INSIDERS AND OTHERS IN CERTAIN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year no insider of the Company, or any associate or affiliate of such insider has been materially interested in any transaction of the Company, nor is any such person interested in any proposed transaction which has materially affected or would materially affect the Company (or any of its subsidiaries), except:

A company controlled by N. Murray Edwards had provided a $250,000 short term loan from September 12, 2002 to November 29, 2002 to the Company bearing interest at 10% per annum. The loan has been fully paid. Total interest was $5,342.47.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers, proposed nominees for election as a director, or associate or affiliate of such persons was indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON

The directors and senior officers of the Company may have an interest in any resolutions concerning stock options. Otherwise, no director or senior officer of the Company or proposed nominee for election as a director, or any associate or affiliate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or senior officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

The contents and the sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 1st day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

IMPERIAL METALS CORPORATION

Form of Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

IMPERIAL METALS CORPORATION (the "Company")

TO BE HELD AT: WELDWOOD ROOM, YWCA
4TH FLOOR, 535 HORNBY STREET, VANCOUVER, BRITISH COLUMBIA

ON: WEDNESDAY, JUNE 11, 2003, AT 2:00 P.M. (VANCOUVER TIME)

The undersigned Member ("Registered Shareholder") **of the Company hereby appoints**, J.Brian Kynoch, President of the Company, or failing this person, Andre H. Deepwell, Chief Financial Officer and Corporate Secretary of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Withhold
1.	To elect as Director, K. Peter Geib	______	______
2.	To elect as Director, J. Brian Kynoch	______	______
3.	To elect as Director, Pierre B. Lebel	______	______
4.	To elect as Director, Larry G.J. Moeller	______	______
5.	To appoint Deloitte & Touche, LLP as Auditors of the Company at a remuneration to be fixed by the Directors	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder intends to vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is:*

4th Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9
Fax: 604.683.3694

82-34714

IMPERIAL METALS CORPORATION

(the "Company")

Supplemental Mailing List Return Card

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Fax: 1-866-249-7775

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am a **REGISTERED** owner of common shares of the Company.

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE: ____________

CUSIP: 452892102

SCRIP COMPANY CODE: IIRQ

82-34714





Ministry of Finance
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0638507

Filed and Registered on March 12, 2003

Company Name:
IMPERIAL METALS CORPORATION

Registered Office Address:

200 580 HORNBY ST
VANCOUVER BC
V6C3B6

Date of Incorporation, Amalgamation or Continuation:
December 6, 2001

Date of Annual Report:
December 6, 2002

Directors and Officers

Name	Residential Address & Postal Code
BUDHAI, RIO	11331 THORPE ROAD RICHMOND, BC , V6X 1J5
Director: No **Officer:** Yes **Title:** ASST. SECRETARY	
DEEPWELL, ANDRE H.	7505 KILREA PLACE BURNABY, BC , V5A 3N8
Director: No **Officer:** Yes **Title:** SECRETARY, VICE PRESIDENT, CFO	
FINDLAY, KELLY	1800 LAYTON DRIVE NORTH VANCOUVER, BC , V7H 1X9
Director: No **Officer:** Yes **Title:** TREASURER	
GEIB, K. PETER	CRONSTETTENSTR. 52 60322 FRANKURT AM MAIN GERMANY
Director: Yes **Officer:** No	
KYNOCH, J. BRIAN	2798 WEST 36TH AVENUE VANCOUVER BC , V6N 2P8
Director: Yes **Officer:** Yes **Title:** VICE PRESIDENT, OTHER OFFICER	
LEBEL, PIERRE	629 VERONA PLACE NORTH VANCOUVER BC , V7N 3A4
Director: Yes **Officer:** Yes **Title:** PRESIDENT	
MCANDLESS, PATRICK M.	6640 JUNIPER DRIVE RICHMOND, BC , V7E 4Z6
Director: No **Officer:** Yes **Title:** VICE PRESIDENT	
MOELLER, LARRY G.J.	3220, 255 - 5TH AVENUE S.W. CALGARY AB , T2P 3G6
Director: Yes **Officer:** No	

End of Annual Report

Annual Report (B.C.) ? Overview

Confirmation

The company's Annual Report has been filed. **Please use your browser's Print function to print a copy of this page for your Records**. The information on this receipt will be required should you need to contact the BC OnLine Help Desk regarding your payment.

Select "Print Preview" to see a filed copy of the Annual Report that you can save or print for your records. Printing problems? Click here for help. Print Preview

Form Filed:	**Annual Report for the period ending December 6, 2002**
B.C. Company Number:	BC0638507
Company Name:	IMPERIAL METALS CORPORATION
Date of Filing:	March 12, 2003

Annual Report Filing Fee:	$35.00	Method Of Payment:	BC OnLine Deposit Account
Service Charge:	1.50		
Subtotal:	$36.50	Account Number:	106200
GST (on service charge):	0.11		
Total:	$36.61		
GST Number:	871743571		
		Folio Number:	III

File another Annual Report

82-34714

(11)



Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor - 940 Blanshard Street
Victoria BC

NOTICE TO CHANGE OFFICE
(Form 4)
Section 40 *COMPANY ACT*

Enquiries: 250 356-8626
Hours: 8:30 - 4:30 (Monday - Friday)

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard.**
2. In Box A, enter the number located at the top right hand corner of the certificate of incorporation, amalgamation or continuation. This number is assigned at the time of incorporation.
3. In Box B, enter the exact name as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
4. In Box C and D, enter the new **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the office.

   NOTE: A company may locate a registered office and a records office at the same place.
5. If the registered or records office address is that of the solicitor or agent for the company and the solicitor or agent move their place of business, the solicitor or agent must file a new Notice to Change Office (Form 4) with the filing fee. The Notice to Change Office (Form 4) must clearly indicate that it is filed under Section 40(4) of the *Company Act.*
6. We require this form in duplicate. Section 40 of the *Company Act* requires the Registry to send a copy of this form to the previous registered or records office except for a notice filed under Section 40(4).
7. **Filing Fee: $20.00.** Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the Registry authorization to debit the fee from your BC Online Deposit Account.

A CERTIFICATE OF INCORPORATION NO.

638507

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act.* Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

B FULL NAME OF COMPANY

IMPERIAL METALS CORPORATION

C REGISTERED OFFICE ADDRESS

200 - 580 HORNBY STREET
VANCOUVER

PROVINCE	POSTAL CODE
B.C.	V6C 3B6

D RECORDS OFFICE ADDRESS

200 - 580 HORNBY STREET
VANCOUVER

PROVINCE	POSTAL CODE
B.C.	V6C 3B6

E **CERTIFIED CORRECT** - I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED YYYY	MM	DD
2002	11	08

Please Note: This form must be submitted in duplicate

82-34714



Ministry of Finance
Corporate and Personal
Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

12

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address.** You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF INCORPORATION NO.

638507

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

IMI IMPERIAL METALS INC.

C DATE OF CHANGE
YYYY / MM / DD

2001 / 12 / 07

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
DEEPWELL	ANDRE H.

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
DEEPWELL	ANDRE H.	7505 Kilrea Place, Burnaby, BC V5A 3N8
LEBEL	PIERRE B.	629 Verona Place, North Vancouver, BC V7N 3A4

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED
YYYY / MM / DD
2002/03/08

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

82-34714



Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

Ministry of Finance
Corporate and Personal
Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

NOTICE OF DIRECTORS

Form 8/9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee:** $20.00. Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF INCORPORATION NO.
638507

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

03 MAY 30 AM 7:21

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

IMI IMPERIAL METALS INC.

C DATE OF CHANGE
YYYY / MM / DD
2002 / 03 / 07

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
GEIB	K. PETER
KYNOCH	J. BRIAN
MOELLER	LARRY G.J.

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
DEEPWELL	ANDRE H.

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
GEIB	K. PETER	Cronstettenstr. 52, 60322 Frankfurt am Main GERMANY
KYNOCH	J. BRIAN	2798 West 36th Avenue, Vancouver, BC V6N 2P8
LEBEL	PIERRE B.	629 Verona Place, North Vancouver, BC V7N 3A4
MOELLER	LARRY G.J.	3220, 255-5th Avenue S.W., Calgary, AB T2P 3G6

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2002/03/08

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

82-34714

FORM: 1 | Company Name: Imperial Metals Corporation   Stock Symbol: III

(B)

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,170**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) in connection with the Plan of Arrangement as a result of rounding up	2	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,769,172**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) *If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.*

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		

All information reported in this Form is for the month of June , 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE July 10, 2002

82-34714

FORM: 1 | Company Name: Imperial Metals Corporation Stock Symbol: III

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,172**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) in connection with the Plan of Arrangement as a result of rounding up		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,769,172**

03 MAY 30 PM 7:21

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**0**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
July 22/02	Howard Bradley	July 22/07	$0.50	30,000
July 22/02	Rio Budhai	July 22/07	$0.50	15,000
July 22/02	Sheila Colwill	July 22/07	$0.50	15,000
July 22/02	Red Daley	July 22/07	$0.50	15,000
July 22/02	Suzie Davidson	July 22/07	$0.50	15,000
July 22/02	Andre Deepwell	July 22/07	$0.50	125,000
July 22/02	Bill Dodds	July 22/07	$0.50	15,000
July 22/02	Randy Drobot	July 22/07	$0.50	15,000
July 22/02	Kelly Findlay	July 22/07	$0.50	30,000
July 22/02	Peter Geib	July 22/07	$0.50	75,000
July 22/02	Wayne Fong	July 22/07	$0.50	15,000
July 22/02	William Frye	July 22/07	$0.50	15,000
July 22/02	Sabine Goetz	July 22/07	$0.50	15,000
July 22/02	John Holden	July 22/07	$0.50	15,000
July 22/02	Doug Johnson	July 22/07	$0.50	15,000
July 22/02	Brian Kynoch	July 22/07	$0.50	240,000
July 22/02	Pierre Lebel	July 22/07	$0.50	240,000
July 22/02	Cari Loree	July 22/07	$0.50	15,000
July 22/02	Pat McAndless	July 22/07	$0.50	125,000
July 22/02	Joseph Marr	July 22/07	$0.50	15,000
July 22/02	Jack Miller	July 22/07	$0.50	200,000
July 22/02	Larry G.J. Moeller	July 22/07	$0.50	75,000
July 22/02	Todd Morgan	July 22/07	$0.50	10,000
July 22/02	Dale Reimer	July 22/07	$0.50	15,000
July 22/02	Steve Robertson	July 22/07	$0.50	30,000
July 22/02	Charles Stevens	July 22/07	$0.50	15,000
July 22/02	Gregory Smyth	July 22/07	$0.50	15,000
July 22/02	George Wight	July 22/07	$0.50	30,000
July 22/02	Bill Van Damme	July 22/07	$0.50	15,000

July 22/02	Frank Zubek	July 22/07	$0.50	15,000
July 22/02	Jack Zuke	July 22/07	$0.50	15,000
			SUBTOTAL	1,495,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**1,495,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		
Additional shares Listed Pursuant to the Plan (ADD)	1,500,000	
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of July, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE August 8, 2002

82-34714

FORM: 1 | Company Name: Imperial Metals Corporation | Stock Symbol: III

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,172**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) in connection with the Plan of Arrangement as a result of rounding up	238	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,769,410**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**1,495,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table *entitled "Shares Reserved" below*

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may *require a deduction in accordance with TSE acceptance of the Plan. Please ensure all* applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**1,495,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		
Additional shares Listed Pursuant to the Plan (ADD)	1,500,000	
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of August, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE August 30, 2002

82-34714

FORM: 1 | Company Name: **Imperial Metals Corporation** | Stock Symbol: **III**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,410**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) the Company had issued and outstanding one common share prior to the Company's issuance of common shares pursuant to the Plan of Arrangement for the acquisition of the mining business. The one issued common share was inadvertently omitted and was not counted in the issued and outstanding totals.	1	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,769,411**

03 MAY 30 7:21

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. Stock Option Plan and / or Agreement

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	1,495,000

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**1,495,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		
Additional shares Listed Pursuant to the Plan (ADD)	1,500,000	
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of August, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Rio Budhai
PHONE / EMAIL	604.488.2659 riobudhai@imperialmetals.com
DATE	November 15, 2002

82-34714

FORM: 1 | Company Name: Imperial Metals Corporation   Stock Symbol: III

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,411**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,769,411**

03 MAY 30 7:21

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**1,495,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Jan. 23/03	Bill Dodds	July 22/02	July 22/07	$0.50	15,000
				SUBTOTAL	15,000

Stock Option Outstanding — Closing Balance	**1,480,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,500,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of January, 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE February 10, 2003

82-34714

FORM: 1 | **Company Name: Imperial Metals Corporation** **Stock Symbol: III**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,769,411**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) Rights Offering	3,942,353	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**19,711,764**

03 MAY 30 AM 7:21

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**1,480,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Feb. 5/03	Jack Miller	July 22/02	July 22/07	$0.50	200,000
				SUBTOTAL	200,000

Stock Option Outstanding — Closing Balance	**1,280,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,500,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of February; 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE March 5, 2003

82-34914

FORM: 1 | **Company Name: Imperial Metals Corporation** **Stock Symbol: III**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**19,711,764**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description) Rights Offering		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**19,711,764**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**1,480,000**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table *entitled "Shares Reserved" below*

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Mar. 16/03	Bill Van Damme	July 22/02	July 22/07	$0.50	15,000
				SUBTOTAL	15,000

Stock Option Outstanding — Closing Balance	**1,265,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,500,000
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		1,500,000

All information reported in this Form is for the month of March; 2003.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Rio Budhai

PHONE / EMAIL 604.488.2659 riobudhai@imperialmetals.com

DATE April 8, 2003

82-34714


TORONTO STOCK EXCHANGE
TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	04/01/2003 - 04/30/2003

Summary

Issued & Outstanding Opening Balance :	19,711,764	As at :	04/01/2003
	Effect on Issued & Outstanding Securities		
Stock Option Plan	0		
Issued & Outstanding Closing Balance :	19,711,764		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,265,000** As at : 04/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2003	N	15,000			
Filer's comment Grant to T. Isaacs at $0.50 per share					
Totals		15,000	0	0	0

Stock Options Outstanding Closing Balance: **1,280,000** As at : 04/01/2003

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	6044882659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/06/2003 18:02:43
Last Updated:	05/06/2003 15:57:02

82-34714


TORONTO STOCK EXCHANGE
TSX


14

Form 6 Submission - Distribution of Securities

Company Name : Imperial Metals Corporation

Security Symbol	Number of Securities Issued & Outstanding	Number of freely tradeable securities held by the public	Number of public securityholders holding freely tradeable securities
III	19,711,764	10,662,049	2,551

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	6044882659
Email:	riobudhai@imperialmetals.com
Submission Date:	05/15/2003 15:43:07
Last Updated:	05/12/2003 17:39:51

82-34714





Form 7 Submission – Mining Company / Oil & Gas Company Report – Expenditures Information

Company Name : Imperial Metals Corporation

Describe the main commodities sought or produced in the Issuer's operations:

copper, molybdenum, gold

Identify those directors or senior officers of the Issuer who provide technical expertise to the Issuer. See User Guide section "Filing Form 7" for definition of "technical expertise.":

Pierre Lebel, Brian Kynoch, Pat McAndless

State the Issuer's revenues from the sale of resource-based commodities generated from ongoing operations in the most recent fiscal year:

46,603,195

Comment:

Expenditures by	Property Name, Commodity, Country	Ownership Interest & Nature of Interest	Acquisition and Land Costs (cash &/or shares)	Exploration Expenditures	Development Expenditures

Filed on behalf of the Issuer by:

Name: Rio Budhai
Phone: 6044882659
Email: riobudhai@imperialmetals.com
Submission Date: 05/15/2003 15:43:37
Last Updated: 05/15/2003 15:43:37